Form 10-K405, Exhibit 13
period 1998-06-30
SCANSOURCE INC
filed 1998-09-25
CIK 918965

                                                                      EXHIBIT 13

                                  Form 10-K

  The following portions of the ScanSource, Inc. 1998 Annual Report to Shareholders have been incorporated by reference into the Form 10-K, of which this exhibit is a part.

  The following information is incorporated by reference into Item 5 of the Form 10-K.


PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is quoted on The Nasdaq National Market under the symbol "SCSC." The following table sets forth, for the periods indicated, the high and low closing prices of the Common Stock on The Nasdaq National Market.

                                                                  HIGH     LOW
                                                                 ------- -------
Fiscal Year 1997
First Quarter................................................... $14     $10 3/4
Second Quarter.................................................. $15 3/4 $13
Third Quarter................................................... $18 5/8 $14
Fourth Quarter.................................................. $15     $13 1/2
Fiscal Year 1998
First Quarter................................................... $17 1/2 $13 3/4
Second Quarter.................................................. $20 7/8 $17
Third Quarter................................................... $23 1/8 $18 1/2
Fourth Quarter.................................................. $21 3/8 $18 1/2

  On September 15, 1998, there were approximately 63 shareholders of record of Common Stock. Certain of these shareholders of record hold shares in nominee or street name for other beneficial owners.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock, and it is currently the intention of the Board of Directors not to pay cash dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance its operations.

  The following information is incorporated by reference into Item 6 of the Form 10-K.

SELECTED FINANCIAL DATA

  The following table sets forth certain selected financial data, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related Notes thereto included elsewhere herein. The following selected financial data for each of the years in the five-year period ended June 30, 1998 have been derived from the consolidated financial statements of the Company audited by KPMG Peat Marwick LLP, independent certified public accountants. The audited consolidated financial statements of the Company as of June 30, 1997 and 1998 and for each of the years in the three-year period ended June 30, 1998 are included elsewhere herein.

                                           FISCAL YEAR ENDED JUNE 30
                                    -------------------------------------------
                                     1994     1995     1996    1997      1998
                                    -------  -------  ------- -------  --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales.........................  $16,089  $34,235  $56,383 $99,839  $182,795
Cost of goods sold................   13,676   29,444   48,413  86,024   159,410
                                    -------  -------  ------- -------  --------
 Gross profit.....................    2,413    4,791    7,970  13,815    23,385
Selling, general and administra-
 tive expenses....................    1,718    3,128    5,063   8,940    15,620
Amortization of intangibles.......       50       83       83      81       113
                                    -------  -------  ------- -------  --------
 Total operating expenses.........    1,768    3,211    5,146   9,021    15,733
                                    -------  -------  ------- -------  --------
Operating income..................      645    1,580    2,824   4,794     7,652
Gain from contract termination,
 net..............................      --     1,000      200     --        --
Cost of business combinations
 (1)..............................      --       --       --      --       (305)
Other income (expense), net (2)...     (150)     (72)      75    (465)      160
                                    -------  -------  ------- -------  --------
 Total other income (expense).....     (150)     928      275    (465)     (145)
                                    -------  -------  ------- -------  --------
Income before income taxes........      495    2,508    3,099   4,329     7,507
Income taxes......................      143      997    1,193   1,556     2,736
                                    -------  -------  ------- -------  --------
 Net income (1)(3)................  $   352  $ 1,511  $ 1,906 $ 2,773  $  4,771
                                    =======  =======  ======= =======  ========
Basic net income per share........  $  0.80  $  0.70  $  0.55 $  0.80  $   0.99
                                    =======  =======  ======= =======  ========
Basic weighted average shares out-
 standing.........................    1,207    2,154    3,482   3,481     4,833
                                    =======  =======  ======= =======  ========
Diluted net income per share
 (1)(3)...........................  $  0.23  $  0.50  $  0.50 $  0.75  $   0.95
                                    =======  =======  ======= =======  ========
Diluted weighted average shares
 outstanding......................    1,663    3,271    3,799   3,704     5,035
                                    =======  =======  ======= =======  ========
                                                 AS OF JUNE 30,
                                    -------------------------------------------
                                     1994     1995     1996    1997      1998
                                    -------  -------  ------- -------  --------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital..................  $ 4,888  $ 6,530  $17,137 $20,496  $ 48,154
 Total assets.....................    6,740   13,939   29,183  40,268    72,112
 Total bank debt..................      --     1,200    3,779   5,391     6,580
 Total shareholders' equity.......    4,751    6,396   15,504  18,650    49,781

-------
(1) Excluding the effect of the cost of business combinations, the Company's net income and net income per share for fiscal 1998 would have been $4,960,000 and $0.99 per share, respectively.
(2) Includes net interest income (expense) and net other income (expense).
(3) Excluding the net effect of a one-time gain from a contract termination payment by Gates/FA Distributing, Inc. and the net effect of an additional warehouse relocation in May 1995, the Company's net income and net income per share for fiscal 1995 and 1996 would have been $911,000 and 1,786,000 and $0.32 and $0.47, respectively.

  The following information is incorporated by reference into Item 7 of the Form 10-K.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR YEAR-END JUNE 30, 1998

  The following discussion and analysis contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. This discussion and analysis should be read in conjunction with "Selected Financial Data" and the Financial Statements and the Notes thereto included elsewhere in this Report.

OVERVIEW

  The Company was incorporated in December 1992 and began its operations as a distributor of Auto-ID (bar code) products, rapidly expanding into the distribution of point-of-sale (POS) products. In February 1997, pursuant to its contract with Lucent Technologies, the Company began distributing business telephone (telephony) products (including PBXs, key systems, telephone hand sets and voice mail) under the trade name of Catalyst Telecom.

  In addition to its own marketing and development activities, the Company has from time to time pursued strategic acquisitions in order to consolidate its presence in its existing specialty technology markets and to enter into new markets with characteristics similar and complementary to its business model. The Company consolidated its position in the telephony market in September 1997 through the purchase of ProCom Supply Corporation, a small wholesale telephone distributor which provided the Company with two new product lines and a west coast sales office. The Company entered the computer telephony market by the acquisition in February 1998 of The CTI Authority, Inc. ("CTI"), a wholesale distributor of Internet and computer telephony products, including the Dialogic product line. In January 1998, the Company entered the Canadian market through its acquisition of a small POS distributor which had an established presence and sales team in Vancouver and Toronto.

  From fiscal 1994 to fiscal 1998, net sales increased at a compound annual rate of 83.6% to $182.8 million, while over the same period operating income increased at an 85.6% compound annual rate to $7.7 million. Growth in net sales has been principally driven by competitive product pricing, selective expansion of the Company's product line, intensive marketing efforts to the reseller channel, and strategic acquisitions. Results have benefitted significantly from expanded marketing efforts to recruit new reseller customers and from the addition of significant new vendor relationships. Sales in fiscal 1997 were enhanced by the January 1997 addition of Intermec's full line of bar code products, and the contract with Lucent Technologies. In fiscal 1998, sales in the Company's core business of Auto-ID/POS products continued to increase across most of its vendor lines, while telephony sales were expanded by growth in the Lucent line and the acquisition of CTI.

  The Company's operating income growth has historically been driven by increasing gross profit and disciplined control of operating expenses. The Company's business strategy features a sophisticated information system, streamlined management, and centralized distribution, enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. As the Company's markets have grown, pricing pressures have been mitigated by increased purchasing discounts earned through volume purchases from manufacturers. From its inception, the Company has tightly managed its general and administrative expenses by maintaining strong internal controls. Historically, general and administrative expenses have decreased as a percentage of net sales. However, this decline has been offset by costs associated with new initiatives in marketing, including, in fiscal 1997, the formation of a POS business development team and a Professional Services Group to serve Auto-ID customers; and in fiscal 1998, the organization of a systems integration department, investments in new product and service markets such as telephones and Internet order fulfillment, and the expansion into new geographic markets in Canada.

  The Company's operating results for fiscal 1995 and 1996 were impacted by a one-time net gain of $1.2 million resulting from a contract termination which was recognized ratably over a one-year period ending in August 1995. The net effect of this transaction was to increase net income by $600,000 in fiscal 1995 and by $120,000 in fiscal 1996. Excluding these amounts, net income and net income per share for fiscal 1995 and 1996 would have been $911,000 and $1.8 million and $0.32 and $0.47, respectively.

  Net income for 1998 includes the effect of $305,000 of expenses related to the acquisitions described above which occurred in September of 1997 and in January and February of 1998. Without these expenses, net income and net income per share for 1998 would have been $5.0 million and $0.99 per share, respectively. Weighted average shares outstanding at June 30, 1998 were higher by 1.3 million shares as a consequence of the Company's October 1997 public offering of Common Stock and the Company's issuance of Common Stock in connection with the two 1998 acquisitions accounted for as pooling-of-interest transactions.

        MANAGEMENT'S DISCUSSION AND ANALYSIS FOR YEAR-END JUNE 30, 1998


-------------------------------------------------------------------------------

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

                                                  FISCAL YEAR ENDED JUNE 30
                                                  ----------------------------
                                                    1996      1997      1998
                                                  --------  --------  --------
      Net sales..................................    100.0%    100.0%    100.0%
      Cost of goods sold.........................     85.9      86.2      87.2
                                                  --------  --------  --------
       Gross profit..............................     14.1      13.8      12.8
      Selling, general and administrative ex-
       penses....................................      9.0       8.9       8.5
      Amortization of intangibles................      0.1       0.1       0.1
                                                  --------  --------  --------
       Total operating expenses..................      9.1       9.0       8.6
                                                  --------  --------  --------
      Operating income...........................      5.0       4.8       4.2
      Gain from contract termination, net........      0.4       --        --
      Cost of business combinations..............      --        --       (0.2)
      Other income (expense), net................      0.1      (0.5)      0.1
                                                  --------  --------  --------
       Total other income (expense)..............       .5      (0.5)     (0.1)
                                                  --------  --------  --------
      Income before income taxes.................      5.5       4.3       4.1
      Income taxes...............................      2.1       1.5       1.5
                                                  --------  --------  --------
       Net income................................      3.4       2.8       2.6
                                                  ----------------------------

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1998, 1997, AND 1996

  Net Sales. Net sales consist of sales of specialty technology products billed to customers when shipped, net of sales discounts and returns. Net sales increased by 83.1% to $182.8 million in fiscal 1998 from $99.8 million in fiscal 1997, and by 77.1% from $56.4 million in fiscal 1996. Growth in net sales resulted primarily from additions to the Company's sales force, competitive product pricing, selective expansion of its product line, and increased marketing efforts to the specialty technology resellers. Sales for 1996, 1997 and 1998 reflect the effect of pooling CTI's sales as described in
Note 2 of the Financial Statements included elsewhere in this Report.

  Gross Profit. Cost of sales is comprised of purchase costs, net of early payment, volume discounts, and product freight. Gross profit as a percentage of net sales is affected by several factors including the mix of high margin and low margin products and the proportion of large orders on which the Company extends volume discounts to resellers. Gross profit increased by 69.3% to $23.4 million from $13.8 million in fiscal 1997, and by 73.3% from $8.0 million in fiscal 1996. Gross profit as a percentage of net sales was 12.8% in fiscal 1998, 13.8% in fiscal 1997 and 14.1% in fiscal 1996. The decrease in gross profit as a percentage of net sales was a result of a change in the mix of sales of more lower-margin products and volume discounts provided to resellers on large orders.

  Operating Expenses. Operating expenses include commissions paid to sales representatives; compensation paid to marketing, technical, and administrative personnel; the costs of marketing programs to reach resellers; telephone expense; a provision for bad debt losses; costs associated with the start-up of telephone distribution, the organization of a systems integration department and the entry into the Canadian and Internet order fulfillment markets; and amortization of intangibles. Fluctuations in operating expenses as a percentage of net sales can result from the amount of value-added services which accompany higher or lower gross margin sales; investments by the Company in additional marketing programs and hiring additional technical support personnel; and general and administrative efficiencies gained through higher sales volumes and accompanying economies of scale.

  Operating expenses increased by 74.4% to $15.7 million in fiscal 1998 from $9.0 million in fiscal 1997, and increased by 75.3% from $5.1 million in fiscal 1996. Operating expenses as a percentage of net sales declined to 8.6% in fiscal 1998, from 9.0% in fiscal 1997 and 9.1% in fiscal 1996. The decrease in operating expenses as a percentage of net sales resulted from efficiencies gained through increased sales volumes and the fact that lower gross margin sales generally require fewer value-added services and thus less operating expense.

        MANAGEMENT'S DISCUSSION AND ANALYSIS FOR YEAR-END JUNE 30, 1998


-------------------------------------------------------------------------------

  Operating Income. Operating income increased by 59.7% to $7.7 million in fiscal 1998 from $4.8 million in fiscal 1997, and by 69.7 % from $2.8 million in fiscal 1996, driven by the improvement in gross profit as described above. Operating income as a percentage of net sales was 4.2% in fiscal 1998, 4.8% in fiscal 1997 and 5.0% in fiscal 1996.

  Total Other Income (Expense). Total other income (expense) consists of interest income (expense), net, the cost of business combinations and a net gain from a contract termination. Other income (expense) in fiscal 1998 consisted primarily of $305,000 of business combination expenses and net interest income of $213,000, representing earnings from invested proceeds resulting from the Company's sale of stock in October 1997 partially offset by interest paid on the Company's revolving credit facility for the period of July through September 1997 and May through June 1998. Net interest expense for fiscal 1997 was $380,000 representing interest paid on borrowings under the revolving credit facility.

  Income Taxes. Income tax expense was $2.7 million, $1.6 million and $1.2 million, in fiscal 1998, 1997, and 1996, respectively, reflecting an effective tax rate of 36.5%, 35.9% and 38.5%, respectively. Tax expense was provided at rates ranging from 36-39% reflecting the effects of the Company combining operating results with The CTI Authority, Inc. reducing the previously reported effective rate for all fiscal years. The effective tax rate for consolidated net income for periods following July 1, 1998 is expected to be 37%.

  Net Income. Net income increased by 72% to $4.8 million in fiscal 1998 from $2.8 million in fiscal 1997, and by 45.5% from $1.9 million in fiscal 1996. Net income as a percentage of net sales was 2.6% for fiscal 1998, 2.8% for fiscal 1997 and 3.4% for fiscal 1996. Without the effect of the 1996 contract termination payment, 1996 net income would have been $1.7 million or 3.1% of net sales. Without the effect of $305,000 of acquisition expenses, 1998 net income would have been $5.0 million or 2.7% of net sales.

QUARTERLY RESULTS

  The following tables set forth certain unaudited quarterly financial data and such data expressed as a percentage of net sales. The information has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                     THREE MONTHS ENDED
                          -------------------------------------------------------------------------------
                                      FISCAL 1997                              FISCAL 1998
                          ---------------------------------------  --------------------------------------
                          SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31  MAR. 31   JUNE 30
                            1996       1996      1997      1997      1997       1997     1998      1998
                          ---------  --------  --------  --------  ---------  -------- --------  --------
Net sales...............  $ 20,972   $ 23,556  $ 25,098  $ 30,213  $ 37,933   $ 41,677 $ 46,538  $56,647
Cost of goods sold......    17,985     20,278    21,544    26,217    33,360     36,149   40,289   49,612
                          --------   --------  --------  --------  --------   -------- --------  -------
 Gross profit...........     2,987      3,278     3,554     3,996     4,573      5,528    6,249    7,035
Selling, general and ad-
 ministrative expenses..     1,901      2,103     2,311     2,625     2,958      3,750    4,328    4,584
Amortization of intangi-
 bles...................        20         21        20        20        20         30       30       33
                          --------   --------  --------  --------  --------   -------- --------  -------
 Total operating ex-
  penses................     1,921      2,124     2,331     2,645     2,978      3,780    4,358    4,617
                          --------   --------  --------  --------  --------   -------- --------  -------
Operating income........     1,066      1,154     1,223     1,351     1,595      1,748    1,891    2,418
Cost of business combi-
 nations................       --         --        --        --        --         --      (305)     --
Other income (expense),
 net....................       (72)       (97)     (164)     (132)     (133)       210      109      (26)
                          --------   --------  --------  --------  --------   -------- --------  -------
 Total other income (ex-
  pense)................       (72)       (97)     (164)     (132)     (133)       210     (196)     (26)
                          --------   --------  --------  --------  --------   -------- --------  -------
Income before income
 taxes..................       994      1,057     1,059     1,219     1,462      1,958    1,695    2,392
Income taxes............       353        392       376       435       535        728      563      909
                          --------   --------  --------  --------  --------   -------- --------  -------
 Net income.............  $    641   $    665  $    683  $    784  $    927   $  1,230 $  1,132  $ 1,483
                          ========   ========  ========  ========  ========   ======== ========  =======
Basic net income per
 share..................  $   0.18   $   0.19  $   0.20  $   0.22  $   0.27   $   0.25 $   0.21  $  0.28
                          ========   ========  ========  ========  ========   ======== ========  =======
Basic weighted average
 shares outstanding.....     3,480      3,485     3,487     3,485     3,489      4,904    5,321    5,351
                          ========   ========  ========  ========  ========   ======== ========  =======
Diluted net income per
 share..................  $   0.17   $   0.18  $   0.18  $   0.21  $   0.25   $   0.24 $   0.20  $  0.26
                          ========   ========  ========  ========  ========   ======== ========  =======
Diluted weighted avg.
 shares outstanding.....     3,701      3,723     3,710     3,671     3,722      5,209    5,587    5,623
                          ------------------------------------------------------------------------------

        MANAGEMENT'S DISCUSSION AND ANALYSIS FOR YEAR-END JUNE 30, 1998


-------------------------------------------------------------------------------

                                                     THREE MONTHS ENDED
                          -------------------------------------------------------------------------
                                      FISCAL 1997                          FISCAL 1998
                          ------------------------------------ ------------------------------------
                          SEPT. 30  DEC. 31  MAR. 31  JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30
                            1996      1996     1997     1997     1997      1997     1998     1998
                          --------- -------- -------- -------- --------- -------- -------- --------
Net sales...............    100.0%   100.0%   100.0%   100.0%    100.0%   100.0%   100.0%   100.0%
Cost of goods sold......     85.8     86.1     85.8     86.8      87.9     86.7     86.6     87.6
                            -----    -----    -----    -----     -----    -----    -----    -----
 Gross profit...........     14.2     13.9     14.2     13.2      12.1     13.3     13.4     12.4
Selling, general and ad-
 ministrative expenses..      9.0      8.9      9.2      8.7       7.8      9.0      9.3      8.1
Amortization of intangi-
 bles...................      0.1      0.1      0.1      0.1       0.1      0.1      0.1      0.1
                            -----    -----    -----    -----     -----    -----    -----    -----
 Total operating ex-
  penses................      9.1      9.0      9.3      8.8       7.9      9.1      9.4      8.2
                            -----    -----    -----    -----     -----    -----    -----    -----
Operating income........      5.1      4.9      4.9      4.4       4.2      4.2      4.0      4.2
Cost of business combi-
 nations................      --       --       --       --        --       --      (0.6)     --
Other income (expense),
 net....................     (0.4)    (0.4)    (0.7)    (0.4)     (0.4)     0.5      0.2      0.0
                            -----    -----    -----    -----     -----    -----    -----    -----
 Total other income (ex-
  pense)................     (0.4)    (0.4)    (0.7)    (0.4)     (0.4)     0.5     (0.4)     0.0
                            -----    -----    -----    -----     -----    -----    -----    -----
Income before income
 taxes..................      4.7      4.5      4.2      4.0       3.8      4.7      3.6      4.2
Income taxes............      1.7      1.7      1.5      1.4       1.4      1.7      1.2      1.6
                            -----    -----    -----    -----     -----    -----    -----    -----
 Net income.............      3.0      2.8      2.7      2.6       2.4      3.0      2.4      2.6
                          ----------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

  The Company financed its initial operating requirements and growth through private financings totaling $500,000. In March 1994, the Company completed an initial public offering of units consisting of Common Stock and warrants, which provided the Company with net proceeds of approximately $4.6 million. In September 1995, the Company received net proceeds of approximately $6.3 million from Common Stock issued upon the exercise of warrants. In October 1997, the Company completed a secondary public offering of Common Stock which provided the Company proceeds of approximately $26.2 million.

  In November 1996, the Company entered into a revolving credit facility with a bank which allowed for borrowings of up to $15.0 million at an interest rate equal to the 30-day LIBOR rate plus a rate varying from 2.00% to 2.65% tied to the Company's debt-to-net worth ratio ranging from 1:1 to 2:1. The borrowing base available under the credit facility is limited to 80% of eligible accounts receivable and 40% of eligible inventory. At June 30, 1998, the effective interest rate on the facility was 7.66%, and the outstanding balance was $4.9 million on a borrowing base which exceeded $15 million, leaving $10.1 million of credit availability. The Company has a commitment from the bank, which the Company intends to exercise, to renew the credit facility for amounts up to $35 million to October 2001 under terms similar to the existing agreement.

  On June 26, 1998, the Company purchased its corporate headquarters building for a purchase price of approximately $3,346,000, of which $2,761,000 was allocated to the building and $585,000 was allocated to land. The Company funded the purchase price with borrowings of $1,627,000 under its revolving credit facility and the assumption of a $1,719,000 nonrecourse 9.19% fixed-rate loan with a remaining term at June 30, 1998 of 8.25 years. The loan is collateralized by the land and building acquired. The Company had formerly leased, and is continuing to use, approximately 45% of the 70,000 square feet in the building as its principal executive and sales office. The Company is leasing the remainder of the building to third parties until such space is required for the Company's needs. Included in the expected benefits to the Company from the purchase of the building are the retention of leasehold improvements with a cost of approximately $703,000 (which are now included in the cost of the building for balance sheet purposes) as well as the expected savings of the costs of moving to a larger location which would otherwise have been necessary within the next 18 months.

  For the fiscal year ended June 30, 1998, operating activities used cash in the amount of $21.0 million. For this period, cash was used to fund a $14.9 million increase in receivables and a $7.5 million increase in inventory and a $3.1 million decrease in accounts payable. For fiscal 1997, net cash in the amount of $137,000 was provided by operating activities.

        MANAGEMENT'S DISCUSSION AND ANALYSIS FOR YEAR-END JUNE 30, 1998


-------------------------------------------------------------------------------

  For the fiscal year ended June 30, 1998, cash used in investing activities of $4.7 million included $1.9 million for capital expenditures, $1.6 million for purchase of the Company's headquarters building and $1.1 million paid in a business combination. Cash used in investing activities for fiscal 1997 was $1.1 million for capital expenditures.

  For the fiscal year ended June 30, 1998, cash provided by financing activities was $25.3 million, resulting primarily from the sale of $26.2 million of Common Stock in an October 1997 public offering and $1.1 million in net repayments under the line of credit. Cash provided by financing activities for fiscal 1997 was $1.3 million, primarily from line of credit borrowings.

  The Company believes that cash flows from operations, its bank revolving credit facility and vendor financing will be sufficient to meet its cash requirements for at least the next 24 months.

BACKLOG

  The Company does not consider backlog to be material to its business. Virtually all orders are filled within 24 hours of receipt.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 requires that an enterprise disclose certain information about operating segments and is effective for financial statements for periods beginning after December 15, 1997. The Company is currently assessing the effects of SFAS No. 131 on its financial statement disclosure.

  In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an enterprise recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters and all fiscal years beginning after June 15, 1999. The Company is currently assessing the effects of SFAS No. 133 on its financial position.

YEAR 2000

  It is possible that the Company's currently installed computer systems, software products or other business systems, or those of the Company's vendors or resellers, working either alone or in conjunction with other software or systems, will not accept input of, store, manipulate and output dates in the years 1999, 2000 or thereafter without error or interruption (commonly known as the "Year 2000" problem). The Company has conducted a review of its computer systems, including its primary business software, and believes that such software is Year 2000 compliant. The Company is also querying its vendors and resellers as to their progress in identifying and addressing problems that their computer systems may face in correctly processing date information as the year 2000 approaches and is reached. There can be no assurance that the Company's systems will address all such Year 2000 problems, that its current and ongoing efforts will identify all such problems in its own computer systems or those of its vendors or resellers in advance of their occurrence, or that the Company will be able to successfully remedy any problems that are discovered. The expenses of the Company's efforts to identify and address such problems have not been material. However, the expenses or liabilities to which the Company may become subject as a result of any such problems that may arise could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, the purchasing patterns of existing and potential customers may be affected by Year 2000 problems, which could cause fluctuations in the Company's sales volumes. Maintenance or modification costs have been and will continue to be expensed as incurred.

  The following information is incorporated by reference into Item 7A of the Form 10-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

  The Company is exposed to changes in financial market conditions in the normal course of its business as a result of its selective use of bank debt as well as transacting in Canadian currency in connection with its Canadian operations.

-------------------------------------------------------------------------------

  The Company is exposed to changes in interest rates primarily as a result of its borrowing activities, which includes a revolving credit facility with a bank used to maintain liquidity and fund the Company's business operations. The nature and amount of the Company's debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of the Company's interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements, but the Company does not believe such risk is material. The Company does not currently use derivative instruments to adjust the Company's interest rate risk profile.

  The table below presents principal amounts and related weighted average rates by year of maturity for the Company's debt obligations at June 30, 1998:

                         1999  2000   2001  2002  2003  THEREAFTER TOTAL  FAIR VALUE
(IN THOUSANDS)           ----  -----  ----  ----  ----  ---------- -----  ----------
Line of credit..........  --   4,861   --    --    --       --     4.861    4,861
Average interest rate
 (variable).............  --    7.66%  --    --    --       --      7.66%
Long-term debt..........   22     24    26    29    31    1,587    1,719    1,870
Average interest rate
 (fixed)................ 9.19%  9.19% 9.19% 9.19% 9.19%    9.19%    9.19%

  The Company is exposed to changes in foreign exchange rates in connection with its Canadian operations. It is the Company's policy to enter into foreign currency transactions only to the extent considered necessary to support its Canadian operations. The amount of the Company's cash deposits denominated in Canadian currency has not been, and is not expected to be, material. Furthermore, the Company has no capital expenditure or other purchase commitments denominated in any foreign currency. The Company does not utilize forward exchange contracts, currency options or other traditional hedging vehicles to adjust the Company's foreign exchange rate risk profile. The Company does not enter into foreign currency transactions for speculative purposes.

  The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. On the basis of the fair value of the Company's market sensitive instruments at June 30, 1998, the Company does not consider the potential near-term losses in future earnings, fair values and cash flows from reasonable possible near-term changes in interest rates and exchange rates to be material.

FORWARD LOOKING STATEMENTS

  Certain of the statements contained in this report to shareholders as well as in the Company's other filings with the Securities and Exchange Commission that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company cautions readers of this report that a number of important factors could cause the Company's activities and/or actual results in fiscal 1998 and beyond to differ materially from those expressed in any such forward-looking statements. These factors include, without limitation, the Company's dependence on vendors, product supply, senior management, centralized functions, and third-party shippers, the Company's ability to compete successfully in a highly competitive market and manage significant additions in personnel and increases in working capital, the Company's entry into new products markets in which it has no prior experience, the Company's susceptibility to quarterly fluctuations in net sales and operations results, the Company's ability to manage successfully price protection or stock rotation opportunities associated with inventory value decreases, and other factors described in other reports and documents filed by the Company with the Securities and Exchange Commission.

The following information has been incorporated by reference into Item 8 of the
                                  Form 10-K.