Form 10-K405/A, Exhibit 13
period 1998-06-30
SCANSOURCE INC
filed 1998-09-29
CIK 918965

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

                          CONSOLIDATED BALANCE SHEETS
                             June 30, 1997 and 1998

ScanSource,
Inc.         1997 1998
--------------------------------------------------------------------------------
                                                               (In thousands)
ASSETS
Current assets
 Cash......................................................... $   429      88
 Receivables:
  Trade, less allowance for doubtful accounts of $1,227,000
   and $2,045,000 at June 30, 1997 and 1998, respectively.....  11,864  28,198
  Other.......................................................     732   1,524
                                                               -------  ------
                                                                12,596  29,722
 Inventories..................................................  21,786  31,444
 Prepaid expenses and other assets............................     300     268
 Deferred income taxes........................................   1,565   2,381
                                                               -------  ------
   Total current assets.......................................  36,676  63,903
                                                               -------  ------
Property and equipment:
 Land.........................................................      --     585
 Building.....................................................      --   3,464
 Furniture, fixtures and equipment............................   2,626   3,975
                                                               -------  ------
                                                                 2,626   8,024
                                                               -------  ------
 Less accumulated depreciation................................    (736) (1,533)
                                                               -------  ------
                                                                 1,890   6,491
Intangible assets, net........................................     788   1,532
Other assets..................................................     914     186
                                                               -------  ------
   Total assets............................................... $40,268  72,112
                                                               ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt............................ $    --      22
 Trade accounts payable.......................................  15,045  14,029
 Accrued compensation.........................................     214     456
 Accrued expenses and other liabilities.......................     664   1,242
 Income taxes payable.........................................     257      --
                                                               -------  ------
   Total current liabilities..................................  16,180  15,749
                                                               -------  ------
Deferred income taxes.........................................      47      24
Long-term debt................................................      --   1,697
Line of credit................................................   5,391   4,861
                                                               -------  ------
   Total liabilities..........................................  21,618  22,331
                                                               -------  ------
Shareholders' equity:
 Preferred stock, no par value; 3,000,000 shares authorized,
  none issued.................................................      --      --
 Common stock, no par value; 10,000,000 shares authorized;
  3,488,013 and 5,353,310 shares issued and outstanding at
  June 30, 1997 and 1998, respectively........................  12,350  38,710
                                                               -------  ------
                                                                12,350  38,710
 Retained earnings                                               6,300  11,071
                                                               -------  ------
   Total shareholders' equity.................................  18,650  49,781
                                                               -------  ------
   Total liabilities and shareholders' equity................. $40,268  72,112
                                                               ---------------

See accompanying notes to financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                    Years ended June 30, 1996, 1997 and 1998

ScanSource, Inc. and Subsidiaries                        1996    1997    1998
--------------------------------------------------------------------------------
                                                        (In thousands, except
                                                           per share data)
Net sales.............................................. $56,383 99,839  182,795
Cost of goods sold.....................................  48,413 86,024  159,410
                                                        ------- ------  -------
  Gross profit.........................................   7,970 13,815   23,385
Selling, general and administrative expenses...........   5,063  8,940   15,620
Amortization of intangibles............................      83     81      113
                                                        ------- ------  -------
  Total operating expenses.............................   5,146  9,021   15,733
                                                        ------- ------  -------
  Operating income.....................................   2,824  4,794    7,652
Other income (expense):
 Gain from contract termination, net...................     200     --       --
 Cost of business combinations.........................      --     --     (305)
 Other income (expense), net...........................      75   (465)     160
                                                        ------- ------  -------
  Total other income (expense).........................     275   (465)    (145)
                                                        ------- ------  -------
  Income before income taxes...........................   3,099  4,329    7,507
Income taxes...........................................   1,193  1,556    2,736
                                                        ------- ------  -------
  Net income........................................... $ 1,906  2,773    4,771
                                                        -----------------------
Per share data:
 Basic
  Net income per share................................. $   .55    .80      .99
                                                        -----------------------
  Weighted average shares outstanding..................   3,482  3,481    4,833
                                                        -----------------------
 Diluted
  Net income per share................................. $   .50    .75      .95
                                                        -----------------------
  Weighted average shares outstanding..................   3,799  3,704    5,035
                                                        -----------------------

See accompanying notes to financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    Years ended June 30, 1996, 1997 and 1998

                                                Common Stock
                                      Common   Subject to Put/ Retained
ScanSource, Inc. and Subsidiaries      Stock     Call Option   Earnings Total
-------------------------------------------------------------------------------
                                                  (In thousands)
Balance at June 30, 1995............. $ 5,526       (750)        1,620   6,396
 Issuance of stock pursuant to the
  exercise of warrants and the unit
  purchase price option, net of
  offering costs.....................   6,732         --            --   6,732
 Issue of stock due to exercise of
  stock options, net.................     552         --            --     552
 Exercise of call option.............      --        750            --     750
 Purchase of shares owned by
  Gates/FA...........................    (875)        --            --    (875)
 Capital contributions...............      43         --            --      43
 Net income..........................      --         --         1,906   1,906
                                      -------       ----        ------  ------
Balance at June 30, 1996.............  11,978         --         3,526  15,504
 Issuance of stock due to exercise of
  options, net.......................      32         --            --      32
 Tax benefit of deductible
  compensation arising from exercise
  of stock options...................     165         --            --     165
 Issuance of stock options...........     175         --            --     175
 Net income..........................      --         --         2,774   2,774
                                      -------       ----        ------  ------
Balance at June 30, 1997.............  12,350         --         6,300  18,650
 Issuance of common stock in public
  offering, net of offering costs....  25,820         --            --  25,820
 Issuance of stock due to exercise of
  options, net.......................     165         --            --     165
 Tax benefit of deductible
  compensation arising from exercise
  of stock options...................     225         --            --     225
 Issuance of stock and stock options
  in business combinations...........     150         --            --     150
 Net income..........................      --         --         4,771   4,771
                                      -------       ----        ------  ------
Balance at June 30, 1998............. $38,710         --        11,071  49,781
                                      ----------------------------------------

See accompanying notes to financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 1996, 1997 and 1998

ScanSource, Inc. and Subsidiaries                      1996     1997    1998
-------------------------------------------------------------------------------
                                                          (In thousands)
Cash flows from operating activities:
 Net income.......................................... $ 1,906   2,773    4,771
 Adjustments to reconcile net income to net cash used
  in operating activities:
  Depreciation.......................................     238     373      797
  Amortization of intangible assets..................      83      84      113
  Deferred income taxes, net.........................    (347)   (543)    (839)
  Deferred gain......................................    (200)     --       --
  Changes in operating assets and liabilities:
   Trade receivables.................................  (3,608) (4,306) (14,881)
   Other receivables.................................    (296)   (201)    (792)
   Inventories....................................... (11,411) (4,069)  (7,549)
   Prepaid expenses and other assets.................     (53)   (198)      45
   Due from Gates/FA.................................     750     --        --
   Trade accounts payable............................   5,260   6,408   (3,112)
   Accrued compensation..............................       5     117      242
   Accrued expenses and other liabilities............     195      64      162
   Income taxes payable..............................    (768)   (118)     (31)
   Other noncurrent assets...........................     (39)   (247)      98
                                                      -------  ------  -------
    Net cash used in operating activities............  (8,285)    137  (20,976)
                                                      -------  ------  -------
Cash flows from investing activities:
 Capital expenditures, net...........................    (675) (1,064)  (1,928)
 Purchase of building................................     --       --   (1,627)
 Cash paid in business combination...................     --       --   (1,100)
 Payments for 1994 business purchase.................    (202)     --       --
                                                      -------  ------  -------
    Net cash used in investing activities............    (877) (1,064)  (4,655)
                                                      -------  ------  -------
Cash flows from financing activities:
 Advances (payments) on line of credit, net..........   2,579   1,612   (1,085)
 Cash proceeds from exercise of stock options, net...     594      32      165
 Deferred offering costs.............................      --    (390)      --
 Proceeds from stock offering, net of offering
  costs..............................................      --      --   26,210
 Repurchase of shares from Gates/FA..................    (875)     --       --
 Cash proceeds from exercise of warrants and the unit
  purchase option, net of offering costs.............   6,779      --       --
                                                      -------  ------  -------
    Net cash provided by financing activities........   9,077   1,254   25,290
                                                      -------  ------  -------
    Increase (decrease) in cash......................     (85)    327     (341)
Cash at beginning of year............................     187     102      429
                                                      -------  ------  -------
Cash at end of year.................................. $   102     429       88
                                                      ------------------------
Supplemental information:
 Interest paid....................................... $    15     387      166
                                                      ------------------------
 Income taxes paid................................... $ 2,309   1,762    3,054
                                                      ------------------------

See accompanying notes to financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            June 30, 1997 and 1998
                (In thousands, except share and per share data)

ScanSource, Inc. and Subsidiaries
-------------------------------------------------------------------------------
(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Nature of Business
 ScanSource, Inc. ("Company") is a leading distributor of specialty technology products, including automatic identification, point of sale and telephony equipment.

 In February 1998, the Company merged with The CTI Authority, Inc. ("CTI") in a stock-for-stock transaction accounted for as a pooling-of-interest (see note
2). Accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of CTI.

 Consolidation Policy
 The consolidated financial statements include the accounts of ScanSource, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

 Revenue Recognition
 The Company records revenue when products are shipped.

 Concentration of Credit Risk
 Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company has not experienced significant losses related to receivables from individual cus-tomers or groups of customers in a particular industry or geographic area. As a result, management believes no additional credit risk beyond amounts pro-vided for estimated collection losses is inherent in the Company's accounts receivable.

 A majority of the Company's net revenues in 1996, 1997 and 1998 were received from the sale of products purchased from the Company's top ten vendors.

 Inventories
 Inventories are stated at the lower of cost (first-in, first-out method) or market.

 Long-Lived Assets
 Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3-5 years for furni-ture and equipment, 40 years for the building and 15 years for building im-provements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

 Intangible assets consist primarily of goodwill which is being amortized on a straight-line basis over fifteen years. Accumulated amortization was $306,000 and $419,000 at June 30, 1997 and 1998, respectively.

 The Company reviews its long-lived assets (property, plant and equipment, and related goodwill that arose from business combinations accounted for under the purchase method) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the ex-pected cash flows, undiscounted and without interest, is less than the carry-ing amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

 Cash Management System
 Under the Company's cash management system, disbursements cleared by the bank are reimbursed on a daily basis from the line of credit. As a result, checks issued but not yet presented to the bank are not considered reductions of cash or accounts payable. Included in accounts payable are $966,000 and $817,000 at June 30, 1997 and 1998, respectively, for which checks are outstanding.

 Vendor Programs
 Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to prod-uct costs, or a reduction of selling, general and administrative expenses ac-cording to the nature of the program.

 The Company does not provide warranty coverage of its product sales. However, to maintain customer relations, the Company facilitates vendor warranty poli-cies by accepting for exchange, with the Company's prior approval, most defec-tive products within 30 days of invoicing. Defective products received by the Company are subsequently returned to the vendor for credit or replacement.

 Income Taxes
 The Company records income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax conse-quences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. De-ferred tax assets and liabilities are measured using enacted tax rates ex-pected to apply to taxable income in the years in which those temporary dif-ferences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

ScanSource, Inc. and Subsidiaries
-------------------------------------------------------------------------------

 Accounting for Stock-Based Compensation

 Statement of Financial Accounting Standards No. 123 allows an entity to con-tinue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and, if earnings per share is presented, pro forma earnings per share disclosures for employee stock options granted in fiscal years beginning after December 15, 1994 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure pro-visions of SFAS No. 123.

 Fair Value of Financial Instruments

 The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties.

 The carrying value of financial instruments such as cash, accounts receiv-able, and accounts payable and accrued liabilities approximated their fair values, based upon the short maturities of these instruments.

 The carrying amounts of debt issued pursuant to the bank credit agreement ap-proximates fair value because interest rates on these instruments approximate current market interest rates. The fair value of long-term debt is estimated by discounting the scheduled payment streams to present value based on current rates for similar instruments. The fair value of the long-term debt at June 30, 1998 based on the Company's incremental borrowing rate of 7.66% was ap-proximately $1,870,000.

 Net Income Per Share
 During 1998, the Company implemented Statement of Financial Accounting Stan-dards No. 128, "Earnings Per Share" (SFAS No. 128). Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is computed by dividing net income by the weighted average number of common and potential common shares outstanding. Diluted weighted average common and potential common shares in-clude common shares and stock options using the treasury stock method. Basic and diluted weighted average shares for 1996, 1997 and 1998 differed only by the effect of dilutive stock options. There were no differences between the net income used to calculate basic and diluted net income per share for 1996, 1997 and 1998.

 Recent Accounting Pronouncements
 In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 requires that an enterprise disclose certain in-formation about operating segments and is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt SFAS No. 131 for the year ending June 30, 1999.

 In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.
133). SFAS No. 133 requires that an enterprise recognize all derivatives as either assets or liabilities in the statement of financial position and meas-ure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters and all, if any, fiscal years beginning after June 15, 1999. The Com-pany is currently assessing the effects, if any, of SFAS No. 133 on its finan-cial position.

 Use of Estimates
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ac-tual results could differ from those estimates.

(2) ACQUISITIONS

 In February 1998, the Company issued 238,830 shares of its common stock in exchange for all outstanding equity interests of CTI, a distributor of teleph-ony products. The transaction has been accounted for as a pooling-of-interests business combination, and, accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the ac-counts and results of CTI. The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompany-ing consolidated financial statements are summarized below.

                                                                     SIX MONTHS
                                              Years ended June 30,     ENDED
                                             ---------------------- DECEMBER 31,
                                                1996        1997        1998
                                             ----------- ---------- ------------
Net sales
 The Company................................ $55,670,000 93,922,000  74,572,000
 CTI........................................     713,000  5,916,000   5,038,000
                                             ----------- ----------  ----------
  Combined.................................. $56,383,000 99,838,000  79,610,000
                                             ----------- ----------  ----------
Net income
 The Company................................   1,858,000  2,540,000   2,059,000
 CTI........................................      48,000    233,000      98,000
                                             ----------- ----------  ----------
                                             $ 1,906,000  2,773,000   2,157,000
                                             ----------- ----------  ----------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            June 30, 1997 and 1998

ScanScource, Inc. and Subsidiaries
-------------------------------------------------------------------------------

 In September 1997, the Company acquired a distributor of business telephones for cash of $1.1 million and 20,000 common stock options valued at $92,000. In January 1998, the Company issued 220,513 shares of common stock in exchange for all outstanding equity interests of a point-of-sale equipment distributor in an immaterial pooling-of-interest business combination, in which the Company recorded equity of $58,000.

(3)LINE OF CREDIT

 In November 1996, the Company closed a line of credit agreement with a bank providing for maximum borrowings of $15 million, based upon 80% of eligible accounts receivable and 40% of eligible inventory at the 30 day LIBOR rate of interest plus a rate varying from 2.00% to 2.65% tied to the Company's debt to net worth ratio ranging from 1:1 to 2:1. The effective interest rate was 7.66% at June 30, 1998 and the outstanding balance on the line was $4.9 million on a loan base which exceeded $15 million, leaving $10.1 million available at June 30, 1998. The revolving credit facility is collateralized by accounts receivable and non-IBM inventory. The agreement contains certain financial covenants including minimum net worth and capital expenditure requirements and a maximum debt to tangible net worth ratio. The Company was in compliance with the various covenants or had obtained waivers of at June 30, 1998.

 The Company has a commitment from the bank, which it intends to exercise, to renew the line of credit under terms similar to its existing agreement for amounts up to $35 to October 2001.

(4)LONG-TERM DEBT

 In June 1998, the Company assumed a nonrecourse loan in the amount of $1,719,000, in connection with the acquisition of its office building. This transaction is a non-cash item for statement of cash flow purposes. The fixed interest rate was 9.19% at June 30, 1998 with a remaining term of 8.25 years. The loan is collateralized by the land and building acquired.

 Scheduled maturity of long-term debt at June 30, 1998 is as follows:

   1999....................... $   22,000
   2000.......................     24,000
   2001.......................     26,000
   2002.......................     29,000
   2003.......................     31,000
   Thereafter.................  1,587,000
                               ----------
     Total.................... $1,719,000
                               ----------

(5)SHAREHOLDERS' EQUITY, STOCK OPTIONS, WARRANTS AND EQUITY TRANSACTIONS

 (a) Stock Option Plans
 The Company has three option plans:

 . The 1993 Incentive Stock Option Plan reserved 280,000 shares of common stock for issuance to key employees. The plan provides for three-year vesting of the options at a rate of 33% annually. The options are exercisable over 10 years, and options are not to be granted at less than the fair market value of the underlying shares at the date of grant.

 . The Directors' Stock Option Plan under which 65,000 shares of common stock have been reserved for issuance to non-employee directors, provides for vesting six months after grant date and an option term of five years. Options under this plan are to be granted at fair market value of the underlying shares on the date of grant.

 . The 1997 Stock Incentive Plan reserved 200,000 shares of stock for issuance to officers, directors, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The term of each option will be 10 years from the grant date.

 A summary of stock option activity for the years ended June 30, 1997 and 1998 is as follows:

                                                   1997              1998
                                             ----------------- -----------------
                                                      Weighted          WEIGHTED
                                                      Average           AVERAGE
                                                      Exercise          EXERCISE
                                             Shares    Price   SHARES    PRICE
                                             -------  -------- -------  --------
Stock options outstanding:
 Beginning of year.......................... 290,167   $5.13   566,583   $9.96
 Granted.................................... 300,750   14.35   237,750   18.23
 Exercised.................................. (14,000)   3.11   (46,183)   4.31
 Terminated................................. (10,334)  11.75   (26,667)  14.88
                                             -------           -------
 End of year................................ 566,583    9.96   731,483   14.51
                                             -------           -------
Exercisable, end of year.................... 357,000   $9.28   412,844    9.81
                                             -------           -------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

ScanSource, Inc. and Subsidiaries
-------------------------------------------------------------------------------

 The following table summarizes information about stock options outstanding under the plans at June 30, 1998:

             Options Outstanding                            Options Exercisable
 -------------------------------------------------        --------------------------------
                                       Weighted
                                        Average                               Weighted
  Range of                             Remaining                              Average
  Exercise          Number            Contractual           Number            Exercise
   Prices         Outstanding            Life             Exercisable          Price
 -----------      -----------         -----------         -----------         --------
 $1.50-3.75         122,600             .5 years            122,600             2.01
    8.00              8,600              6 years              8,600             8.00
 8.63-11.88          25,000            7.2 years             21,667             9.37
    8.88             48,617              7 years             48,617             8.88
 10.75-12.50         52,666              8 years             19,277            11.20
    13.50            25,000            3.5 years             25,000            13.50
 14.13-16.50        211,250            8.5 years            167,083            15.25
 16.63-21.38        207,750            9.5 years                 --               --
    18.50            30,000             10 years                 --               --
                    -------                                 -------
                    731,483                                 412,844
                    -------                                 -------

 (b) Other Equity Transactions
 In connection with the Company's initial public offering of units, the Company sold a unit purchase option (UPO) for the right to purchase up to 100,000 units at $6 per unit. The UPO became exercisable beginning March 1995 and 58,000 units were exercised in September 1995 providing the Company approximately $432,000. In January 1998 the Company issued 60,000 shares of its common stock in a cashless exercise by the holders of the remaining 42,000 units of the underwriters Unit Purchase Option.

 In September 1995, the Company redeemed its then outstanding common stock purchase warrants. Prior to the redemption date, substantially all of the outstanding warrants were exercised, generating proceeds of $6.3 million net of estimated costs of approximately $100,000.

 In May 1997, the Company issued options immediately exercisable to purchase 25,000 shares of common stock at the then current market price of $13.50 per share, extending to December 2003, to third-parties. The Company recorded the transaction at the fair value of $7.00 per share, or $175,000, computed using the Black Scholes option-pricing model.

 In September 1997, the Company issued options immediately exercisable to purchase 20,000 shares of common stock at the then current market price of $16.125 per share, extending to September 2000, as partial consideration in a purchase business combination. The Company recorded the transaction at the fair value of $4.60 per share, or $92,000, computed using the Black Scholes option-pricing model.

 In October 1997, the Company completed a public offering of 1,538,600 shares of common stock at $18.25 per share. Proceeds to the Company, after approximately $578,000 of offering expenses and a $1.095 per share underwriting discount, were approximately $25.8 million. $390,000 of the offering expenses were included in other noncurrent assets at June 30, 1997.

 (c) Fair Value and Pro Forma Information
 The per share weighted-average fair value of stock options granted during the years ended June 30, 1997 and 1998 was $12.35 and $10.22 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1997--expected dividend yield 0%, expected volatility of 76.8%, risk-free interest rate of 6.43%, and an expected life of 10 years; 1998--expected dividend yield of 0%, expected volatility of 32.1%, risk-free interest rate of 5.71%, and an expected life of 10 years.

 The Company applies APB Opinion No. 25 in accounting for its stock options and accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for stock options in its Plan under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                           1997                      1998
                                                        ----------                 ---------
Net income                  As Reported                 $2,773,000                 4,770,000
                                                        ----------                 ---------
                            Pro forma                    2,275,000                 4,094,000
                                                        ----------                 ---------
Earnings per share
 Basic
                            As Reported                 $      .80                       .99
                                                        ----------                 ---------
                            Pro forma                          .65                       .85
                                                        ----------                 ---------
 Diluted
                            As Reported                 $      .75                       .95
                                                        ----------                 ---------
                            Pro forma                   $      .61                       .81
                                                        ----------                 ---------

 Pro forma net income reflects only options granted during the years ended June 30, 1996, 1997 and 1998. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in net income effected above because compensation cost is reflected over the options vesting period of 3 years for options issued under the incentive stock option plan and compensation cost for options granted prior to July 1, 1995 is not considered.

(6)RELATED PARTY TRANSACTIONS

  (a) At June 30, 1996 and 1997 the Company had outstanding loans to an officer totaling $40,000

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            June 30, 1997 and 1998

ScanSource, Inc. and Subsidiaries
-------------------------------------------------------------------------------
     and $183,000, respectively, with interest of 7.25% and 8.5%, respectively. The remaining balance under these loans was repaid in 1998. During 1998, the Company loaned an officer $50,000 at 8.5% interest, with interest only payments for one year. The principal balance is due in April 1999.

      (b) In July 1995, the Company was granted 19% ownership of Transition Marketing (Transition), in exchange for the Company's commitment to use Transition as its contract provider of marketing services. A Company officer and director was a member of the Board of Directors of Transition. The Company invested $119,000 in Transition in September 1996 to increase its ownership to 42% at June 30, 1997. In November 1997, the Company purchased the remaining shares of Transition for $125,000.

      (c) From December 1992 to September 1994, the Company operated under an agreement with Gates/FA Distributing, Inc. ("Gates/FA"). An officer of Gates/FA was a director of the Company. The chief executive officer and several directors and shareholders of the Company were also directors and shareholders of Gates/FA. In December 1992, Gates/FA agreed to a non-compete contract in the data collection or bar code industry, and in return, received an option to purchase 250,000 shares of the Company's common stock which it exercised in December 1993. These shares were repurchased by the Company in March 1996.

 Under terms of an Agreement to Terminate Distribution Services, Gates/FA agreed to a more limited covenant not to compete and agreed to pay the Company $1.4 million. Of this amount, $650,000 was received in September 1994 and the remaining $750,000 was collected by April 1996 as described below. The Company recognized the $1.4 million as other income in the statement of income ratably over the term of the noncompete agreement including $200,000 in fiscal 1996. Under terms of the termination agreement, the Company had an option to call Gates/FA's shares of the Company's stock at $3.50 per share, which it exercised in March 1996. The Company collected the remaining $750,000 contract termination amount in March 1996 and used it to pay a portion of the $875,000 call price of the repurchased shares.

(7)INCOME TAXES

 Income tax expense attributable to income from continuing operations consists of:

                                                Current   Deferred     Total
                                               ---------- ---------  ----------
 Year ended June 30, 1996:
 U.S. Federal................................. $1,382,000 $(292,000) $1,090,000
 State and local..............................    158,000   (55,000)    103,000
                                               ---------- ---------  ----------
                                               $1,540,000 $(347,000) $1,193,000
                                               ---------- ---------  ----------
 Year ended June 30, 1997:
 U.S. Federal................................. $1,874,000 $(456,000) $1,418,000
 State and local..............................    225,000   (87,000)    138,000
                                               ---------- ---------  ----------
                                               $2,099,000 $(543,000) $1,556,000
                                               ---------- ---------  ----------
 Year ended June 30, 1998:
 U.S. Federal................................. $3,150,000 $(705,000) $2,445,000
 State and local..............................    425,000  (134,000)    291,000
                                               ---------- ---------  ----------
                                               $3,575,000 $(839,000) $2,736,000
                                               ---------- ---------  ----------

 Income tax expense attributable to income before income taxes for the years ended June 30, 1998, 1997 and 1996, respectively differed from the amount computed by applying the U.S. federal income tax rate of 34 percent to pretax income as a result of the following:

                                                    Year ended June 30,
                                               --------------------------------
                                                  1996       1997       1998
                                               ----------  ---------  ---------
Computed "expected" tax expense..............  $1,054,000  1,472,000  2,552,000
Increase (decrease) in income taxes resulting
 from:
 Additional provision for income taxes.......      84,000     66,000     87,000
 State and local income taxes, net of Federal
  income tax expense.........................      68,000     91,000    192,000
 Other.......................................       4,000      6,000      8,000
 Income tax related to earnings of subchapter
  S-Corporation..............................     (17,000)   (79,000)  (103,000)
                                               ----------  ---------  ---------
                                               $1,193,000  1,556,000  2,736,000
                                               ----------  ---------  ---------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

ScanSource, Inc. and Subsidiaries
-------------------------------------------------------------------------------

                                                               June 30,
                                                         ---------------------
                                                            1997       1998
                                                         ----------  ---------
Deferred tax assets:
 Valuation and other reserves........................... $1,286,000  2,047,000
 Inventory, principally due to differences in
  capitalization........................................    279,000    334,000
 Intangibles, principally due to differences in
  amortization..........................................     25,000     28,000
                                                         ----------  ---------
                                                          1,590,000  2,409,000
Deferred tax liability:
 Plant and equipment, principally due to differences in
  depreciation..........................................    (72,000)   (52,000)
                                                         ----------  ---------
 Net deferred tax asset................................. $1,518,000  2,357,000
                                                         ----------  ---------

 For the years ended June 30, 1997 and 1998 no valuation allowance was provided. Management believes that a valuation allowance is not necessary based upon the level of historical taxable income and the projections for future taxable income over the periods during which the temporary differences are deductible.

(8)OPERATING LEASES

 The Company leases office space under noncancellable operating leases which expire through January 2003. The Company also leases a portion of its building to third-parties under noncancellable operating leases which expire through March 2004. Future minimum lease payments and revenues are as follows:

                       Payments  Revenue
                      ---------- -------
   1999.............. $  623,000 337,000
   2000..............    507,000 246,000
   2001..............    253,000  65,000
   2002..............     90,000  15,000
   2003..............     52,000  15,000
   2004..............        --   12,000
                      ---------- -------
                      $1,525,000 690,000
                      ---------- -------

 Lease expense was approximately $74,000, $233,000 and $680,000 for the years ended June 30, 1996, 1997 and 1998, respectively. There were no lease revenues for the years ended June 30, 1996, 1997, and 1998.

(9)EMPLOYEE BENEFIT PLAN

 Effective October 22, 1993, the Company established a defined contribution plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting certain eligibility requirements. For the years ended June 30, 1996, 1997 and 1998 the Company provided a matching contribution of $18,000, $25,000 and $54,000, respectively, which was equal to one-half of each participant's contribution, up to a maximum matching contribution of $500 per participant. The Company determines its matching contributions annually and can make discretionary contributions in addition to matching contributions. Employer contributions are vested over a period of 3 to 5 years.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors ScanSource, Inc.

  We have audited the accompanying consolidated balance sheets of ScanSource, Inc. and subsidiaries as of June 30, 1997 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ScanSource, Inc. and subsidiaries at June 30, 1997 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.


Greenville, South Carolina             KPMG Peat Marwick LLP
August 7, 1998