Form 10-K405, Exhibit 13
period 1999-06-30
SCANSOURCE INC
filed 1999-09-28
CIK 918965

                            Exhibit 13 to Form 10-K

     The following portions of the ScanSource, Inc. 1999 Annual Report to Shareholders have been incorporated by reference into the Form 10-K, of which this exhibit is a part.

     The following information is incorporated by reference into Item 5 of the Form 10-K:

Price Range of Common Stock

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SCSC." The following table sets forth, for the periods indicated, the high and low closing prices of the Common Stock on The Nasdaq National Market.

                        High           Low
                      --------       -------
Fiscal Year 1998

  First quarter       $  17  1/2     $  13 3/4

  Second quarter         20  7/8        17

  Third quarter          23  1/8        18 1/2

  Fourth quarter         21  3/8        18 1/2



Fiscal Year 1999

  First quarter          19  1/4        14 3/4

  Second quarter         21 13/16       13 1/2

  Third quarter          23  3/8        16 5/8

  Fourth quarter         23             18 3/16


     On August 31, 1999, there were approximately 63 shareholders of record of Common Stock. Certain of these shareholders of record hold shares in nominee or street name for other beneficial owners.

Dividend Policy

     The Company has never declared or paid cash dividends on its Common Stock, and it is currently the intention of the Board of Directors not to pay cash dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance its operations.

     The following information is incorporated by reference into Item 6 of the Form 10-K:

Selected Financial Data

     The following table sets forth certain selected financial data, which should be read in conjunction with ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and the Financial Statements and related Notes thereto included elsewhere herein. The following selected financial data for each of the years in the five-year period ended June 30, 1999 have been derived from the consolidated financial statements of the Company audited by KPMG LLP, independent certified public accountants. The audited consolidated financial statements of the Company as of June 30, 1998 and 1999 and for each of the years in the three-year period ended June 30, 1999 are included elsewhere herein.

                                                                Fiscal Year Ended June 30,
                                                          ---------------------------------------
                                                  1995       1996          1997          1998        1999
                                                --------  -----------  ------------  ------------  ---------
                                                          (In thousands, except per share data)
Statement of Income Data:
Net sales                                       $34,235       $56,383      $99,839      $182,795   $297,717
Cost of goods sold                               29,444        48,413       86,024       159,410    263,941
                                                -------       -------      -------      --------   --------
    Gross profit                                  4,791         7,970       13,815        23,385     33,776
Selling, general and administrative expenses      3,128         5,063        8,940        15,620     21,410
Amortization of intangibles                          83            83           81           113        137
                                                -------       -------      -------      --------   --------
    Total operating expenses                      3,211         5,146        9,021        15,733     21,547
                                                -------       -------      -------      --------   --------
Operating income                                  1,580         2,824        4,794         7,652     12,229
Gain from contract termination, net               1,000           200          --            --         --
Cost of business combinations (1)                   --           --            --           (305)       --
Other income (expense), net (2)                     (72)           75         (465)          160       (367)
                                                -------       -------      -------      --------   --------
    Total other income (expense)                    928           275         (465)         (145)      (367)
                                                -------       -------      -------      --------   --------
Income before income taxes                        2,508         3,099        4,329         7,507     11,862
Income taxes                                        997         1,193        1,556         2,736      4,392
                                                -------       -------      -------      --------   --------
    Net income (1)(3)                           $ 1,511       $ 1,906      $ 2,773      $  4,771   $  7,470
                                                =======       =======      =======      ========   ========
Basic net income per share                      $  0.70       $  0.55      $  0.80      $   0.99   $   1.37
                                                =======       =======      =======      ========   ========
Basic weighted average shares outstanding         2,154         3,482        3,481         4,833      5,460
                                                =======       =======      =======      ========   ========
Diluted net income per share (1)(3)             $  0.50       $  0.50      $  0.75      $   0.95   $   1.32
                                                =======       =======      =======      ========   ========
Diluted weighted average shares outstanding       3,271         3,799        3,704         5,035      5,661
                                                =======       =======      =======      ========   ========

                                                                           As of June 30,
                                                        ----------------------------------------------------
                                            1995              1996              1997              1998              1999
                                       ---------------  ----------------  ----------------  ----------------  ----------------
Balance Sheet Data:                                                        (In thousands)
Working capital                                $ 6,530           $17,137           $20,496           $48,154          $ 51,160
Total assets                                    13,939            29,183            40,268            72,112           125,727
Total bank debt                                  1,200             3,779             5,391             6,580             1,697
Total shareholders' equity                       6,396            15,504            18,650            49,781            58,702
---------------------

(1) Excluding the effect of the cost of business combinations, the Company's net income and net income per share for fiscal 1998 would have been $4,960,000 and $0.99 per share, respectively.
(2)  Includes net interest income (expense) and net other income (expense).
(3) Excluding the net effect in fiscal years 1995 and 1996 of a one-time gain from a contract termination payment by Gates/FA Distributing, Inc., and the net effect of an additional warehouse relocation in May 1995, the Company's net income and net income per share for fiscal 1995 and 1996 would have been $911,000 and $1,786,000 and $0.32 and $0.47, respectively.

     The following information is incorporated by reference into Item 7 of the Form 10-K:

Management's Discussion and Analysis of Financial Condition and Results of Operations

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

  Overview

     ScanSource, Inc., incorporated in December 1992, serves North America as a value-added distributor of specialty technologies, including automatic identification (Auto-ID) and point-of-sale (POS) products and business telephone equipment. The Company sells its products exclusively through technology resellers and integrators in markets which are large and growing. All of the Company's products are shipped from a single, centrally located distribution center located near the FedEx hub in Memphis, Tennessee.

     The single warehouse and a sophisticated management information system form the cornerstone of the Company's cost-driven operational strategy which has caused operating income to grow 66.8% over the past five years, compounded annually, while sales have grown 71.7% to $297.8 million over the same period. The Company's key Auto-ID vendors include Symbol Technologies, Intermec and Zebra Technologies, and its leading POS lines include IBM, Javelin and Epson. Lucent Technologies is the Company's premier business telephone partner, while Intel/Dialogic supplies key components for computer telephony integration (CTI) sold by the Company's Catalyst Telecom sales team.

     Growth in net sales has been principally driven by competitive product pricing, selective expansion of the Company's product line, intensive marketing efforts to the reseller channel and strategic acquisitions. However, in no fiscal year has more than 10% of the Company's revenue been derived from acquisitions. Results have benefitted significantly from expanded marketing efforts to recruit new reseller customers and from the addition of new vendor relationships.

     The Company's operating income growth has been driven by increasing gross profit and disciplined control of operating expenses. The Company's business strategy features a scalable information system, streamlined management, and centralized distribution, enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. From its inception, the Company has tightly managed its general and administrative expenses by maintaining strong internal controls. Historically, general and administrative expenses have decreased as a percentage of net sales. However, this decline has been offset by costs associated with new initiatives including the organization of a systems integration department, investments in new markets such as telephones and electronic commerce, and the expansion into a new geographic market in Canada.

     Results of Operations

     The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:


                                                 Fiscal Year Ended June 30
                                                ----------------------------
                                                  1997      1998      1999
                                                --------  --------  --------
Net sales                                         100.0%    100.0%    100.0%
Cost of goods sold                                 86.2      87.2      88.7
                                                  -----     -----     -----
   Gross profit                                    13.8      12.8      11.3
Selling, general and administrative expenses        8.9       8.5       7.2
Amortization of intangibles                         0.1       0.1       0.0
                                                  -----     -----     -----
   Total operating expenses                         9.0       8.6       7.2
                                                  -----     -----     -----
Operating income                                    4.8       4.2       4.1
Cost of business combinations                       ---      (0.2)      ---
Other income (expense), net                        (0.5)      0.1      (0.1)
                                                  -----     -----     -----
   Total other income (expense)                    (0.5)     (0.1)     (0.1)
                                                  -----     -----     -----
Income before income taxes                          4.3       4.1       4.0
Income taxes                                        1.5       1.5       1.5
                                                  -----     -----     -----
   Net income                                       2.8       2.6       2.5
                                                  =====     =====     =====


  Comparison of Fiscal Years Ended June 30, 1999, 1998 and 1997

     Net Sales. Net sales consist of sales of specialty technology products billed to customers when shipped, net of sales discounts and returns. Net sales increased by 62.9% to $297.7 million in fiscal 1999 from $182.8 million in fiscal 1998, and increased by 83.1% in fiscal 1998 from $99.8 million in fiscal 1997. Growth in net sales resulted primarily from additions to the Company's sales force, competitive product pricing, selective expansion of its product line and increased marketing efforts to the specialty technology resellers. Sales for 1997 and 1998 reflect the effect of pooling CTI's sales as described in Note 2 of the Financial Statements included elsewhere in this Report.

     Gross Profit. Cost of sales is comprised of purchase costs, net of early payment, volume discounts, and product freight. Gross profit as a percentage of net sales is affected by several factors including the mix of high margin and low margin products and the proportion of large orders on which the Company extends volume discounts to resellers. Gross profit increased by 44.4% to $33.8 million from $23.4 million in fiscal 1998, and increased by 69.3% in fiscal 1998 from $13.8 million in fiscal 1997. Gross profit as a percentage of net sales was 11.3% in fiscal 1999, 12.8% in fiscal 1998, and 13.8% in fiscal 1997. The decrease in gross profit as a percentage of net sales was a result of a change in the mix of sales of more lower-margin products and volume discounts provided to resellers on large orders.

     Operating Expenses. Operating expenses include commissions paid to sales representatives; compensation paid to marketing, technical and administrative personnel; the costs of marketing programs to reach resellers; telephone expense; a provision for bad debt losses; costs associated with the start-up of telephone distribution, the organization of a systems integration department and the entry into the Canadian and e-commerce markets; and amortization of intangibles. Fluctuations in operating expenses as a percentage of net sales can result from the amount of value-added services which accompany higher or lower gross margin sales; investments by the Company in additional marketing programs and hiring additional technical support personnel; and general and administrative efficiencies gained through higher sales volumes and accompanying economies of scale.

     Operating expenses increased by 37.0% to $21.5 million in fiscal 1999 from $15.7 million in fiscal 1998, and increased by 74.4% in fiscal 1998 from $9.0 million in fiscal 1997. Operating expenses as a percentage of net sales declined to 7.2% in fiscal 1999, from 8.6% in fiscal 1998 and 9.0% in fiscal 1997. The decrease in operating expenses as a percentage of net sales resulted from efficiencies gained through increased sales volumes and the fact that lower gross margin sales generally require fewer value-added services and thus less operating expense.

     Operating Income. Operating income increased by 59.8% to $12.2 million in fiscal 1999 from $7.7 million in fiscal 1998, and increased by 59.6% in fiscal 1998 from $4.8 million in fiscal 1997, driven by the improvement in gross profit as described above. Operating income as a percentage of net sales was 4.1% in fiscal 1999, 4.2 % in fiscal 1998, and 4.8% in fiscal 1997.

     Total Other Income (Expense). Total other income (expense) consists of interest income (expense), net, and a lease cost. Other income (expense) in fiscal 1999 consisted primarily of $470,000 of lease costs on warehouses the Company will no longer be using and net interest income of $102,000. Other income (expense) in fiscal 1998 consisted primarily of $305,000 of business combination expenses and net interest income of $160,000. Net interest income in 1998 and 1999 resulted from earnings from invested cash partially offset by interest paid on the Company's long term debt. Other income (expense) in fiscal 1997 included net interest expense of $380,000 representing interest paid on borrowings under the revolving credit facility.

     Income Taxes. Income tax expense was $4.4 million, $2.7 million, and $1.6 million, in fiscal 1999, 1998 and 1997, respectively, reflecting an effective
tax rate of 37.0%,  36.5% and 35.9%, respectively.   Tax expense for 1997 and
1998 reflects the effects of the Company combining operating results with The CTI Authority, Inc. reducing the previously reported effective rate for all fiscal years. The effective tax rate for consolidated net income for periods following July 1, 1999 is expected to be 38%.

     Net Income. Net income increased by 56.6% to $7.5 million in fiscal 1999 from $4.8 million in fiscal 1998, and increased by 72.1% in fiscal 1998 from $2.8 million in fiscal 1997. Net income as a percentage of net sales was 2.5% for fiscal 1999, 2.6% for fiscal 1998 and 2.8% for fiscal 1997.

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

                                                                      Three Months Ended
                                       ----------------------------------------------------------------------------------------
                                                         Fiscal 1998                                  Fiscal 1999
                                       ----------------------------------------------  ----------------------------------------
                                       Sept. 30     Dec. 31      Mar. 31     June 30    Sept. 30   Dec. 31   Mar. 31    June 30
                                       ---------  -----------  -----------  ---------  ---------  --------  --------  ---------
                                           1997        1997         1998        1998       1998       1998      1999       1999
                                       --------   ---------    ---------    --------   --------   --------  --------  ---------
Net sales                               $37,933     $41,677      $46,538     $56,647    $60,719    $65,543   $76,932   $94,523
Cost of goods sold                       33,360      36,149       40,289      49,612     53,732     57,931    68,351    83,927
                                        -------     -------      -------     -------    -------    -------   -------   -------
   Gross profit                           4,573       5,528        6,249       7,035      6,987      7,612     8,581    10,596
Selling, general and administrative
  expenses                                2,958       3,750        4,328       4,584      4,459      4,854     5,349     6,748
Amortization of intangibles                  20          30           30          33         33         34        33        37
                                        -------     --------     -------     -------    -------    -------   -------   -------
   Total operating expenses               2,978        3,780       4,358       4,617      4,492      4,888     5,382     6,785
                                        -------     --------     -------     -------    -------    -------   -------   -------
Operating income                          1,595        1,748       1,891       2,418      2,495      2,724     3,199     3,811
Cost of business combinations               --           --         (305)        --         --         --        --        --
Other income (expense), net                (133)         210         109         (26)       (41)        18       (65)     (279)
                                        -------     --------     -------     -------    -------    -------   -------   -------
   Total other income (expense)            (133)         210        (196)        (26)       (41)        18       (65)     (279)
                                        -------     --------     -------     -------    -------    -------   -------   -------
Income before income taxes                1,462        1,958       1,695       2,392      2,454      2,742     3,134     3,532
Income taxes                                535          728         563         909        908      1,015     1,161     1,308
                                        -------     --------     -------     -------    -------    -------   -------   -------
   Net income                           $   927     $  1,230     $ 1,132     $ 1,483    $ 1,546    $ 1,727   $ 1,973   $ 2,224
                                        =======     ========     =======     =======    =======    =======   =======   =======
Basic net income per share              $  0.27     $   0.25     $  0.21     $  0.28    $  0.29    $  0.32   $  0.36   $  0.40
                                        =======     ========     =======     =======    =======    =======   =======   =======
Basic weighted average shares
  outstanding                             3,489        4,904       5,321       5,351      5,404      5,464     5,479     5,493
                                        =======     ========     =======     =======    =======    =======   =======   =======
Diluted net income per share            $  0.25     $   0.24     $  0.20     $  0.26    $  0.28    $  0.31   $  0.35   $  0.39
                                        =======     ========     =======     =======    =======    =======   =======   =======
Diluted weighted average shares
  outstanding                             3,722        5,209       5,587       5,623      5,585      5,624     5,699     5,736
                                        =======     ========     =======     =======    =======    =======   =======   =======

                                                                      Three Months Ended
                                       ----------------------------------------------------------------------------------------
                                                         Fiscal 1998                                  Fiscal 1999
                                       ----------------------------------------------  ----------------------------------------
                                       Sept. 30     Dec. 31      Mar. 31     June 30    Sept. 30   Dec. 31   Mar. 31    June 30
                                       --------    --------    ---------   ---------   ---------  --------  --------  ---------
                                           1997        1997         1998        1998        1998      1998      1999       1999
                                       ---------   --------    ---------    --------   ---------  --------- --------  ---------
Net sales                                100.0%      100.0%       100.0%     100.0%     100.0%    100.0%    100.0%     100.0%
Cost of goods sold                        87.9        86.7         86.6       87.6       88.5      88.4      88.8       88.8
                                         -----       -----        -----      -----      -----     -----     -----      -----
   Gross profit                           12.1        13.3         13.4       12.4       11.5      11.6      11.2       11.2
Selling, general and administrative
  expenses                                 7.8         9.0          9.3        8.1        7.3       7.4       7.0        7.2
Amortization of intangibles                0.1         0.1          0.1        0.1        0.1       0.0       0.0        0.0
                                         -----       -----        -----      -----      -----     -----     -----      -----
   Total operating expenses                7.9         9.1          9.4        8.2        7.4       7.4       7.0        7.2
                                         -----       -----        -----      -----      -----     -----     -----      -----
Operating income                           4.2         4.2          4.0        4.2        4.1       4.2       4.2        4.0
Cost of business combinations              --           --         (0.6)        --         --        --        --         --
Other income (expense), net               (0.4)        0.5          0.2        0.0       (0.1)      0.0      (0.1)      (0.3)
                                         -----       -----        -----      -----      -----     -----     -----      -----
   Total other income (expense)           (0.4)        0.5         (0.4)       0.0       (0.1)      0.0      (0.1)      (0.3)
                                         -----       -----        -----      -----      -----     -----     -----      -----
Income before income taxes                 3.8         4.7          3.6        4.2        4.0       4.2       4.1        3.7
Income taxes                               1.4         1.7          1.2        1.6        1.5       1.6       1.5        1.4
                                         -----       -----        -----      -----      -----     -----     -----      -----
   Net income                              2.4         3.0          2.4        2.6        2.5       2.6       2.6        2.3
                                         =====       =====        =====      =====      =====     =====     =====      =====

  Liquidity and Capital Resources

     The Company's primary sources of liquidity are results of operations, borrowings under its revolving credit facility, and proceeds from the sales of securities. In October 1997 the Company completed a secondary offering of stock which provided the Company approximately $26.2 million for general corporate purposes.

     The Company has a line of credit agreement with a bank extending to October 31, 2001 with a borrowing limit of $35.0 million at an interest rate equal to the 30-day LIBOR rate plus a rate varying from 1.50% to 2.00% tied to the Company's debt-to-net worth ratio ranging from 0.75:1 to 2:1. The borrowing base available under the credit facility is limited to 80% of eligible accounts receivable and 40% of eligible inventory. The borrowing base at June 30, 1999 supported borrowings under the line of credit of up to $35 million. There were no amounts outstanding under the line of credit at June 30, 1999.

     In June 1998, the Company purchased its corporate headquarters building for a purchase price of approximately $3,346,000, of which $2,761,000 was allocated to the building and $585,000 was allocated to land. The Company funded the purchase price with borrowings of $1,627,000 under its revolving credit facility and the assumption of a $1,719,000 nonrecourse 9.19% fixed-rate loan with a remaining balance and term at June 30, 1999 of $1,697,000 and 7.25 years, respectively. The loan is collateralized by the land and building acquired.
The Company had formerly leased, and is continuing to use, approximately 57% of the 70,000 square feet in the building as its principal executive and sales office. The Company is leasing the remainder of the building to third parties until such space is required for the Company's needs. Included in the benefits to the Company from the purchase of the building was the retention of leasehold improvements with a cost of approximately $703,000 (which are included in the cost of the building for balance sheet purposes) as well as the savings of the costs of moving to a larger location which would otherwise have been necessary.

     For the fiscal year ended June 30, 1999, operating activities provided cash in the amount of $20.7 million. For this period, cash was provided primarily from an increase in accounts payable which exceeded the amount needed to fund
increases in receivables and inventory.   For fiscal 1998, net cash in the
amount of $21.0 million was used in operating activities to fund a $14.9 million increase in receivables, a $7.5 million increase in inventory and a $3.1 million increase in accounts payable.

     For the fiscal year ended June 30, 1999, cash was used in investing activities for $2.1 million of capital expenditures. Cash used in investing activities for fiscal 1998 of $4.7 million included $1.6 million for the building purchase costs, $1.9 million for capital expenditures and $1.1 million paid in a business combination.

     For the fiscal year ended June 30, 1999, cash used in financing activities was $3.4 million primarily from payments on the Company's line of credit. Cash provided by financing activities for fiscal 1998 was $25.3 million, primarily from the sale of Common Stock.

     The Company believes that cash flows from operations, its bank revolving credit facility and vendor financing will be sufficient to meet its cash requirements for at least the next 24 months.

Backlog

     The Company does not consider backlog to be material to its business. Virtually all orders are filled within 24 hours of receipt.

Year 2000

     Introduction. The Year 2000 ("Y2K") issues as they relate to the Company have arisen because many computer systems, software and devices used either directly by the Company or indirectly by the Company's vendors and customers will not handle dates after 1999. This issue has been caused by the practice of storing the year as the last two digits, and assuming the first two digits as "19" (i.e., the number "99" for the year "1999"). Systems, software and devices that do not adequately address Y2K could cause an interruption of services. The following outlines the Company's approach to the Y2K issue.

     State of Readiness. With the assistance of an outside consultant, the Company formed a Y2K Project Team to oversee the Company's Y2K readiness activities in the information technology (IT) and non-IT areas, assess Y2K risks in connection with third-party relationships and develop contingency plans. The Y2K Project Team has conducted a review of the Company's computer systems, including its primary business software, and believes that such computer systems and software are Y2K compliant. The Y2K project team has the involvement of members of senior management, who have kept the Board of Directors advised as to all developments and progress.

     IT Systems. Since early 1996, ScanSource, in support of its long-term plans, has significantly upgraded and continues to upgrade its IT and communication systems. These upgrades include: enterprise-wide application system, a Digital Alpha Server, personal computers (PCs), PC software (standardized on Windows NT, Windows 9x, Microsoft Office Suite and Lotus Notes), local area networks (LAN's), LAN software (Novell NetWare, Windows NT), wide area networks (WAN's) and network integration of advanced fax, printer, and copier systems. The Company has tested its enterprise-wide application system and PC's for Y2K compliance and obtained certification from the manufacturers of the equipment and systems not included in the tests. As a result, ScanSource believes its IT and voice and data communication systems are now Y2K compliant.

     Non-IT Systems. ScanSource has assessed the Y2K readiness of non-IT systems such as intelligent office equipment used in a stand-alone mode including fax machines, copiers and printers by obtaining certification from manufacturers that these products are not impacted by the Y2K date transition or will continue to operate on and after January 1, 2000, just as they did prior to such date.

     Third Party Interface. The Company has also surveyed and considered the readiness of significant vendors and resellers with respect to their progress in identifying and addressing Y2K issues. Substantially all vendors and resellers have indicated to the Company an expectation to be Y2K compliant. However, disruptions in the computer systems of the Company's vendors could impair the ability of the Company to obtain necessary products or provide services to its customers. Management has further addressed the issues of non-compliant and/or non-responding vendors in our contingency and inventory planning.

     Contingency Planning and Risks. The Y2K Project Team has developed contingency plans to address disruptions in the Company's business functions as a result of Y2K issues and various other potential business interruptions. The Company's contingency plan addresses alternative providers and processes to deal with business interruptions that may be caused by internal system or third party failure to be Y2K ready, to the extent it is possible. There can be no assurance that the Company's systems will avoid all Y2K problems, that its current and ongoing efforts will identify all such problems in its own computer systems or those of its vendors or resellers in advance of their occurrence, or that the Company will be able to successfully remedy any problems that are discovered. The Company's operating results could be materially adversely affected if the Company were to be held responsible for the failure of any products sold by it to be Y2K ready, despite the Company's disclaimer of product warranties and the limitation of liability contained in sales terms and conditions. The Company continues to review potential or possible causes of loss and institute plans for the mitigation of the same. In addition, the purchasing patterns of existing and potential customers may be affected by Y2K problems, which could cause fluctuations in the Company's sales volumes. Maintenance or modification costs have been and will continue to be expensed as incurred.

     Products. The Company has informed its active customers by mail and all customers by Internet web postings that it does not make any representations or warranties that the products it distributes are or will be Y2K ready or compliant. The Company has assisted its customers by making it easy for them to learn about product readiness directly from manufacturers by publicizing the manufacturer's web sites and telephone numbers.

     Costs of Project. To date, the expenses of the Company's efforts to identify and address potential Y2K problems have not exceeded $75,000 (excluding costs of systems upgrades that would normally have been made on a similar timetable) and anticipates that its total expenditures in this area will not exceed $100,000. However, the expenses or liabilities to which the Company may become subject as a result of any such problems that may arise could have a material adverse effect on the Company's business, financial condition and results of operations.

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

     The table below presents principal amounts and related weighted average rates by year of maturity for the Company's debt obligations at June 30, 1999:

(In thousands)                   1999   2000   2001   2002   2003   Thereafter   Total   Fair Value
                                 ----   ----   ----   ----   ----   ----------   -----   ----------
Long-term debt                     24     26     29     31     35        1,552   1,697        1,926
Average interest rate (fixed)    9.19%  9.19%  9.19%  9.19%  9.19%        9.19%   9.19%

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

      The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. On the basis of the fair value of the Company's market sensitive instruments at June 30, 1999, the Company does not consider the potential near-term losses in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates to be material.

Forward Looking Statements

     Certain of the statements contained in this report to shareholders as well as in the Company's other filings with the Securities and Exchange Commission that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company cautions readers of this report that a number of important factors could cause the Company's activities and/or actual results in fiscal 2000 and beyond to differ materially from those expressed in any such forward-looking statements. These factors include, without limitation, the Company's dependence on vendors, product supply, senior management, centralized functions, and third-party shippers, the Company's ability to compete successfully in a highly competitive market and manage significant additions in personnel and increases in working capital, the Company's entry into new products markets in which it has no prior experience, the Company's susceptibility to quarterly fluctuations in net sales and results of operations, the Company's ability to manage successfully price protection or stock rotation opportunities associated with inventory value decreases, and other factors described in other reports and documents filed by the Company with the Securities and Exchange Commission.

Financial Statements and Supplementary Data

     The following information has been incorporated by reference into Item 8 of the Form 10-K:

                       SCANSOURCE, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                             June 30, 1998 and 1999

                            Assets                              1998    1999
                            ------                             ------- -------
                                                               (In thousands)
Current assets:
  Cash........................................................ $    88  15,282
  Receivables:
   Trade, less allowance for doubtful accounts of $2,045,000
    and $5,002,000 at June 30, 1998 and 1999, respectively....  28,198  42,774
   Other......................................................   1,524   2,443
                                                               ------- -------
                                                                29,722  45,217
  Inventories.................................................  31,444  50,282
  Prepaid expenses and other assets...........................     268     464
  Deferred income taxes.......................................   2,381   5,197
                                                               ------- -------
    Total current assets......................................  63,903 116,442
                                                               ------- -------
Property and equipment:
  Land........................................................     585     585
  Building....................................................   3,464   3,812
  Furniture, fixtures and equipment...........................   3,975   5,708
                                                               ------- -------
                                                                 8,024  10,105
                                                               ------- -------
  Less accumulated depreciation............................... (1,533) (2,652)
                                                               ------- -------
                                                                 6,491   7,453
  Intangible assets, net......................................   1,532   1,520
  Other assets................................................     186     312
                                                               ------- -------
    Total assets.............................................. $72,112 125,727
                                                               ======= =======

             Liabilities and Shareholders' Equity
             ------------------------------------
Current liabilities:
  Current portion of long-term debt........................... $    22      24
  Trade accounts payable......................................  14,029  59,728
  Accrued compensation........................................     456   1,147
  Accrued expenses and other liabilities......................   1,242   3,252
  Income taxes payable........................................     --    1,131
                                                               ------- -------
Total current liabilities.....................................  15,749  65,282
                                                               ------- -------
Deferred income taxes.........................................      24      70
Long-term debt................................................   1,697   1,673
Line of credit................................................   4,861     --
                                                               ------- -------
Total liabilities.............................................  22,331  67,025
                                                               ------- -------
Shareholders' equity:
  Preferred stock, no par value; 3,000,000 shares authorized,
   none issued................................................     --      --
  Common stock, no par value; 10,000,000 shares authorized;
   5,353,310 and 5,503,512 shares issued and outstanding at
   June 30, 1998 and 1999, respectively.......................  38,710  40,161
                                                               ------- -------
Retained earnings.............................................  38,710  40,161
                                                                11,071  18,541
                                                               ------- -------
Total shareholders' equity....................................  49,781  58,702
                                                               ------- -------
  Total liabilities and shareholders' equity.................. $72,112 125,727
                                                               ======= =======

                See accompanying notes to financial statements.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                       Consolidated Statements of Income

                    Years ended June 30, 1997, 1998 and 1999

                                         1997          1998          1999
                                     ------------  ------------  ------------
                                     (In thousands, except per share data)
Net sales........................... $     99,839       182,795       297,717
Cost of goods sold..................       86,024       159,410       263,941
                                     ------------  ------------  ------------
    Gross profit....................       13,815        23,385        33,776
Selling, general and administrative
 expenses...........................        8,940        15,620        21,410
Amortization of intangibles.........           81           113           137
                                     ------------  ------------  ------------
    Total operating expenses........        9,021        15,733        21,547
                                     ------------  ------------  ------------
    Operating income................        4,794         7,652        12,229
Other income (expense):
  Cost of business combinations.....          --           (305)          --
  Other income (expense), net.......         (465)          160          (367)
                                     ------------  ------------  ------------
    Total other expense.............         (465)         (145)         (367)
                                     ------------  ------------  ------------
    Income before income taxes......        4,329         7,507        11,862
Income taxes........................        1,556         2,736         4,392
                                     ------------  ------------  ------------
    Net income...................... $      2,773         4,771         7,470
                                     ============  ============  ============
Per share data:
  Basic
    Earnings per share.............. $        .80           .99          1.37
                                     ============  ============  ============
    Weighted average shares out-
     standing.......................        3,481         4,833         5,460
                                     ============  ============  ============
  Diluted
    Earnings per share.............. $        .75           .95          1.32
                                     ============  ============  ============
    Weighted average shares out-
     standing.......................        3,704         5,035         5,661
                                     ============  ============  ============

                See accompanying notes to financial statements.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                Consolidated Statements of Shareholders' Equity

                    Years ended June 30, 1997, 1998 and 1999

                                                        Common  Retained
                                                         Stock  Earnings Total
                                                        ------- -------- ------
                                                            (In thousands)
Balance at June 30, 1996............................... $11,978   3,527  15,505
  Issuance of stock due to exercise of options, net....      32     --       32
  Tax benefit of deductible compensation arising from
   exercise of stock options...........................     165     --      165
  Issuance of stock options............................     175     --      175
  Net income...........................................     --    2,773   2,773
                                                        -------  ------  ------
Balance at June 30, 1997...............................  12,350   6,300  18,650
  Issuance of common stock in public offering, net of
   offering costs......................................  25,820     --   25,820
  Issuance of stock due to exercise of options, net....     165     --      165
  Tax benefit of deductible compensation arising from
   exercise of stock options...........................     225     --      225
  Issuance of stock and stock options in business com-
   binations...........................................     150     --      150
  Net income...........................................     --    4,771   4,771
                                                        -------  ------  ------
Balance at June 30, 1998...............................  38,710  11,071  49,781
  Issuance of stock due to exercise of options, net....     663     --      663
  Tax benefit of deductible compensation arising from
   exercise of stock options and warrants..............     788     --      788
  Net income...........................................     --    7,470   7,470
                                                        -------  ------  ------
Balance at June 30, 1999............................... $40,161  18,541  58,702
                                                        =======  ======  ======


                  See accompanying notes to financial statements.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                    Years ended June 30, 1997, 1998 and 1999

                                                      1997     1998     1999
                                                     -------  -------  -------
                                                         (In thousands)
Cash flows from operating activities:
 Net income......................................... $ 2,773    4,771    7,470
 Adjustments to reconcile net income to net
  cash provided by (used in) operating activities:
   Depreciation.....................................     373      797    1,119
   Amortization of intangible assets................      84      113      137
   Deferred income taxes, net.......................    (543)    (839)  (2,770)
   Changes in operating assets and liabilities:
    Trade receivables...............................  (4,306) (14,881) (14,576)
    Other receivables...............................    (201)    (792)    (919)
    Inventories.....................................  (4,069)  (7,549) (18,838)
    Prepaid expenses and other assets...............    (198)      45     (196)
    Trade accounts payable..........................   6,408   (3,112)  45,699
    Accrued compensation............................     117      242      691
    Accrued expenses and other liabilities..........      64      162    2,010
    Income taxes payable............................    (118)     (31)   1,131
    Other noncurrent assets.........................    (247)      98     (251)
                                                     -------  -------  -------
      Net cash provided by (used in) operating ac-
       tivities.....................................     137  (20,976)  20,707
                                                     -------  -------  -------
Cash flows from investing activities:
 Capital expenditures, net..........................  (1,064)  (1,928)  (2,081)
 Purchase of building...............................     --    (1,627)     --
 Cash paid in business combination..................     --    (1,100)     --
                                                     -------  -------  -------
  Net cash used in investing activities.............  (1,064)  (4,655)  (2,081)
                                                     -------  -------  -------
Cash flows from financing activities:
 Advances (payments) on line of credit, net.........   1,612   (1,085)  (4,861)
 Exercise of stock options including tax benefits...      32      390    1,451
 Deferred offering costs............................    (390)     --       --
 Proceeds from stock offering, net of offering
  costs.............................................     --    25,985      --
 Payments on building loan..........................     --       --       (22)
                                                     -------  -------  -------
  Net cash provided by (used in) financing activi-
   ties.............................................   1,254   25,290   (3,432)
                                                     -------  -------  -------
  Increase (decrease) in cash.......................     327     (341)  15,194
Cash at beginning of year...........................     102      429       88
                                                     -------  -------  -------
Cash at end of year................................. $   429       88   15,282
                                                     =======  =======  =======
Supplemental information:
 Interest paid...................................... $   387      166      186
                                                     =======  =======  =======
 Income taxes paid.................................. $ 1,762    3,054    3,261
                                                     =======  =======  =======

                See accompanying notes to financial statements.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1998 and 1999

(1) Organization and Summary of Significant Accounting Policies

 Organization and Nature of Business

   ScanSource, Inc. ("Company") is a leading distributor of specialty technology products, including automatic identification, point of sale and telephony equipment.

   In February 1998, the Company merged with The CTI Authority, Inc. ("CTI") in a stock-for-stock transaction accounted for as a pooling-of-interest (see note
2). The consolidated financial statements for all periods include the accounts and results of CTI.

 Consolidation Policy

   The consolidated financial statements include the accounts of ScanSource, Inc., its three wholly owned subsidiaries and its two limited liability corporations of which ScanSource, Inc. is the sole member. All significant intercompany accounts and transactions have been eliminated.

 Revenue Recognition

   The Company records revenue when products are shipped.

 Concentration of Credit Risk

   Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in a particular industry or geographic area. As a result, management believes no additional credit risk beyond amounts provided for estimated collection losses is inherent in the Company's accounts receivable.

   A majority of the Company's net revenues in 1997, 1998 and 1999 were received from the sale of products purchased from the Company's top ten vendors.

 Inventories

   Inventories are stated at the lower of cost (first-in, first-out method) or market.

 Long-Lived Assets

   Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3-5 years for furniture and equipment, 40 years for the building and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

   Intangible assets consist primarily of goodwill which is being amortized on a straight-line basis over fifteen years. Accumulated amortization was $419,000 and $556,000 at June 30, 1998 and 1999, respectively.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                             June 30, 1998 and 1999

   The Company reviews its long-lived assets (property, plant and equipment, and related goodwill that arose from business combinations accounted for under the purchase method) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

 Cash Management System

   Under the Company's cash management system, disbursements cleared by the bank are reimbursed on a daily basis from the line of credit. As a result, checks issued but not yet presented to the bank are not considered reductions of cash or accounts payable. Included in accounts payable are $817,000 and $5,990,000 at June 30, 1998 and 1999, respectively, for which checks are outstanding.

 Vendor Programs

   Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to product costs, or a reduction of selling, general and administrative expenses according to the nature of the program.

   The Company does not provide warranty coverage of its product sales. However, to maintain customer relations, the Company facilitates vendor warranty policies by accepting for exchange, with the Company's prior approval, most defective products within 30 days of invoicing. Defective products received by the Company are subsequently returned to the vendor for credit or replacement.

 Income Taxes

   The Company records income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Accounting for Stock-Based Compensation

   Statement of Financial Accounting Standards No. 123 (SFAS 123) allows an entity to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and, if earnings per share is presented, pro forma earnings per share disclosures for employee stock options granted in fiscal years beginning after December 15, 1994 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                             June 30, 1998 and 1999


 Fair Value of Financial Instruments

   The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties.

   The carrying value of financial instruments such as cash, accounts receivable, accounts payable and accrued liabilities approximated their fair values, based upon the short maturities of these instruments.

   The carrying amounts of debt issued pursuant to the bank credit agreement approximates fair value because interest rates on these instruments approximate current market interest rates. The fair value of long-term debt is estimated by discounting the scheduled payment streams to present value based on current rates for similar instruments. The fair value of the long-term debt at June 30, 1999 based on the Company's incremental borrowing rate of 7.66% and 6.69% was approximately $1,869,000 and $1,926,000 at June 30, 1998 and 1999,
respectively.

 Net Income Per Share

   Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is computed by dividing net income by the weighted average number of common and potential common shares outstanding. Weighted average common and potential common shares include stock options using the treasury stock method. Basic and diluted weighted average shares for 1997, 1998 and 1999 differed only by the effect of dilutive stock options. There were no differences between the net income used to calculate basic and diluted net income per share for 1997, 1998 and 1999.

 Business Segments

   During 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 requires companies to report financial and descriptive information about its reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Company's products and services, the countries in which the Company earns revenues and holds assets, and major customers. The Company currently has only one reportable segment.

 Comprehensive Income

   During 1999, the Company adopted Statement of Accounting Standard No. 130, Reporting Comprehensive Income (SFAS 130). SFAS 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is recognized as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, are to be reported net of their tax effect, to arrive at comprehensive income. Comprehensive income was not different from net income in 1997, 1998 or 1999, because foreign currency transaction adjustments were not material and there were no translation adjustments.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                             June 30, 1998 and 1999


 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Foreign Operations

   The Company's only operations outside the U.S. are in Canada, to which the Company began selling in fiscal 1998. Financial statements of the Company's Canadian operations are prepared using the U.S. dollar as its functional currency. Gains and losses from non-U.S. dollar foreign currency transactions, such as those resulting from receivables or payables, are reported in the Consolidated Statements of Income. The net gains (losses) were immaterial in both 1998 and 1999.

   Amounts for foreign operations are translated into dollar equivalents prior to being recorded by the Company; therefore, no translation adjustment is required.

(2) Acquisitions

   In February 1998, the Company issued 238,830 shares of its common stock in exchange for all outstanding equity interests of a distributor, CTI. The transaction has been accounted for as a pooling-of-interests business combination. The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                                                           Year      Six Months
                                                           Ended       Ended
                                                         June 30,   December 31,
                                                           1997         1998
                                                        ----------- ------------
   Net sales
    The Company........................................ $93,923,000  74,572,000
    CTI................................................   5,916,000   5,038,000
                                                        -----------  ----------
     Combined.......................................... $99,839,000  79,610,000
                                                        ===========  ==========
   Net income
    The Company........................................   2,540,000   2,059,000
    CTI................................................     233,000      98,000
                                                        -----------  ----------
                                                        $ 2,773,000   2,157,000
                                                        ===========  ==========

   In September 1997, the Company acquired a distributor for cash of $1.1 million and 20,000 common stock options valued at $92,000. In January 1998, the Company issued 220,513 shares of common stock in exchange for all outstanding equity interests of a distributor in an immaterial pooling-of-interests business combination, in which the Company recorded equity of $58,000.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                             June 30, 1998 and 1999

(3) Line of Credit

   The Company has a line of credit agreement with a bank extending to October 31, 2001 with a borrowing limit of $35 million, based upon 80% of eligible accounts receivable and 40% of eligible inventory at the 30 day LIBOR rate of interest plus a rate varying from 1.50% to 2.00% tied to the Company's debt to net worth ratio ranging from .75:1 to 2:1. The loan base would have provided borrowings up to $35 million at June 30, 1999. The revolving credit facility is collateralized by accounts receivable and eligible inventory. The agreement contains certain financial covenants including minimum net worth and capital expenditure requirements and a maximum debt to tangible net worth ratio. The Company was in compliance with the various covenants at June 30, 1999.

(4) Long-term Debt

   In June 1998, the Company assumed a nonrecourse loan in the amount of $1,719,000, in connection with the acquisition of its office building. This transaction was a non-cash item for statement of cash flow purposes. The fixed interest rate was 9.19% at June 30, 1999 with a remaining term of 7.25 years. The loan is collateralized by the land and building acquired.

   Scheduled maturity of long-term debt at June 30, 1999 is as follows:

   2000.............................................................. $   24,000
   2001..............................................................     26,000
   2002..............................................................     29,000
   2003..............................................................     31,000
   2004..............................................................     35,000
   Thereafter........................................................  1,552,000
                                                                      ----------
   Total............................................................. $1,697,000
                                                                      ==========

(5) Shareholders' Equity, Stock Options, Warrants and Equity Transactions

 (a)Stock Option Plans

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

  . The amended 1997 Stock Incentive Plan reserved 400,000 shares of stock for issuance to officers, directors, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The term of each option will be 10 years from the grant date.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                             June 30, 1998 and 1999


   A summary of stock option activity for the years ended June 30, 1997, 1998 and 1999 is as follows:

                                     Weighted          Weighted           Weighted
                                     Average           Average            Average
                             1997    Exercise  1998    Exercise   1999    Exercise
                            Shares    Price   Shares    Price    Shares    Price
                            -------  -------- -------  -------- --------  --------
   Options outstanding:
    Beginning of year...... 290,167   $ 5.13  566,583   $ 9.96   731,483   $14.51
    Granted................ 300,750    14.35  237,750    18.23   445,000    15.90
    Exercised.............. (14,000)    3.11  (46,183)    4.31  (150,202)    4.61
    Terminated............. (10,334)   11.75  (26,667)   14.88  (271,747)   17.43
                            -------           -------           --------
    End of year............ 566,583     9.96  731,483    14.51   754,534    14.70
                            =======           =======           ========
   Exercisable, end of
    year................... 357,000   $ 9.28  412,844   $ 9.81   358,117   $13.60
                            =======           =======           ========

   The following table summarizes information about stock options outstanding under the plans at June 30, 1999:

                 Options Outstanding                     Options Exercisable
       ----------------------------------------------   --------------------------
                                         Weighted
                                          Average                       Weighted
         Range of                        Remaining                      Average
         Exercise         Number        Contractual       Number        Exercise
          Prices        Outstanding        Life         Exercisable      Price
       ------------     -----------     -----------     -----------     --------
       $14.88-16.63        38,000       $1.6 years         38,000        $15.93
              13.50        25,000        2.5 years         25,000         13.50
              19.50        10,000        3.5 years         10,000         19.50
               1.50        10,333          4 years         10,333          1.50
        11.25-12.50        50,500        5.9 years         36,667         11.28
          8.00-8.88        59,700        5.9 years         59,700          8.76
              10.75        15,500        7.1 years         13,666         10.75
        14.00-14.50        80,251        7.5 years         63,002         14.50
        18.19-18.75        50,250        8.2 years         16,749         18.68
        16.50-16.81       236,500        8.7 years         85,000         16.50
        14.75-15.38       178,500        9.2 years            --            --
                          -------                         -------
                          754,534                         358,117
                          =======                         =======

 (b) Other Equity Transactions

   In connection with the Company's initial public offering of units, the Company sold a unit purchase option (UPO) for the right to purchase up to 100,000 units at $6 per unit. In September 1995, 58,000 shares of the UPO were exercised. In January 1998 the Company issued 60,000 shares of its common stock in a cashless exercise by the holders of the remaining 42,000 units of the underwriters Unit Purchase Option.

   In May 1997, the Company issued options immediately exercisable to purchase 25,000 shares of common stock at the then current market price of $13.50 per share, extending to December 2003, to third-parties. The Company recorded the transaction at the fair value of $7.00 per share, or $175,000, computed using the Black Scholes option-pricing model.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                             June 30, 1998 and 1999

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

 (c)Fair Value and Pro Forma Information

   The per share weighted-average fair value of stock options granted during the years ended June 30, 1997, 1998 and 1999 was $12.35, $10.22 and $9.65 on
the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

                                                     1997      1998      1999
                                                   --------  --------  --------
   Risk-free interest rate........................      6.4%      5.7%      4.8%
   Expected dividend yield........................      0.0%      0.0%      0.0%
   Expected volatility factor.....................     76.8%     32.1%     41.7%
   Expected life.................................. 10 years  10 years  10 years

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

                                                     1997      1998      1999
                                                  ---------- --------- ---------
   Net income........................ As Reported $2,773,000 4,770,000 7,470,000
                                                  ========== ========= =========
                                      Pro forma   $2,275,000 4,094,000 6,580,000
                                                  ========== ========= =========

   Earnings per share
    Basic............................ As Reported $      .80       .99      1.37
                                                  ========== ========= =========
                                      Pro forma   $      .65       .85      1.21
                                                  ========== ========= =========

    Diluted.......................... As Reported $      .75       .95      1.32
                                                  ========== ========= =========
                                      Pro forma   $      .61       .81      1.16
                                                  ========== ========= =========

   Pro forma net income reflects only options granted during the years ended June 30, 1997, 1998 and 1999. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in net income effected above because compensation cost is reflected over the options vesting period of 3 years for options issued under the incentive stock option plan.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                             June 30, 1998 and 1999

(6) Income Taxes

   Income tax expense attributable to income before income taxes consists of:

                                               Current    Deferred     Total
                                              ---------- ----------  ---------
   Year ended June 30, 1997:
    U.S. Federal............................. $1,874,000   (456,000) 1,418,000
    State and local..........................    225,000    (87,000)   138,000
                                              ---------- ----------  ---------
                                              $2,099,000   (543,000) 1,556,000
                                              ========== ==========  =========
   Year ended June 30, 1998:
    U.S. Federal.............................  3,150,000   (705,000) 2,445,000
    State and local..........................    425,000   (134,000)   291,000
                                              ---------- ----------  ---------
                                              $3,575,000   (839,000) 2,736,000
                                              ========== ==========  =========
   Year ended June 30, 1999:
    U.S. Federal.............................  6,298,000 (2,406,000) 3,892,000
    State and local..........................    864,000   (364,000)   500,000
                                              ---------- ----------  ---------
                                              $7,162,000 (2,770,000) 4,392,000
                                              ========== ==========  =========

   Income tax expense attributable to income before income taxes for the years ended June 30, 1997, 1998 and 1999, respectively, differed from the amount computed by applying the U.S. federal income tax rate of 34 percent to pretax income for 1997 and 1998 and 35 percent for 1999 as a result of the following:

                                                1997       1998       1999
                                             ----------  ---------  ---------
   Computed "expected" tax expense.......... $1,472,000  2,552,000  4,152,000
   Increase (decrease) in income taxes
    resulting from:
    State and local income taxes, net of
     Federal income tax expense.............     91,000    192,000    325,000
    Income tax related to earnings of
     subchapter S-Corporation...............    (79,000)  (103,000)       --
    Other...................................     72,000     95,000    (85,000)
                                             ----------  ---------  ---------
                                             $1,556,000  2,736,000  4,392,000
                                             ==========  =========  =========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at June 30, 1998 and 1999 are presented below:

                                                            1998       1999
                                                         ----------  ---------
   Deferred tax assets:
    Allowance for doubtful accounts and other
     reserves..........................................  $2,047,000  2,381,000
    Inventory, principally due to differences in
     capitalization....................................     334,000  2,816,000
    Intangibles, principally due to differences in
     amortization......................................      28,000     44,000
                                                         ----------  ---------
                                                          2,409,000  5,241,000
   Deferred tax liability:
    Plant and equipment, principally due to differences
     in depreciation...................................     (52,000)  (114,000)
                                                         ----------  ---------
       Net deferred tax asset..........................  $2,357,000  5,127,000
                                                         ==========  =========

                       SCANSOURCE, INC. AND SUBSIDIARIES

                             June 30, 1998 and 1999

   As of June 30, 1998 and 1999 no valuation allowance has been provided. Management believes that a valuation allowance is not necessary based upon the level of historical taxable income and the projections for future taxable income over the periods during which the temporary differences are deductible.

(7) Operating Leases

   The Company leases office space under noncancellable operating leases which expire through January 2003. The Company also leases a portion of its building to third-parties under noncancellable operating leases which expire through March 2004. Future minimum lease payments and revenues are as follows:

                                                               Payments Revenues
                                                               -------- --------
   2000....................................................... $596,000 231,000
   2001.......................................................  240,000  61,000
   2002.......................................................  114,000  16,000
   2003.......................................................    2,000  16,000
   2004.......................................................      --   12,000
                                                               -------- -------
                                                               $952,000 336,000
                                                               ======== =======

   Lease expense was approximately $233,000, $680,000 and $759,000 for the years ended June 30, 1997, 1998 and 1999, respectively. There were no lease revenues for the years ended June 30, 1997, and 1998. Lease revenue was approximately $331,000 for the year ended June 30, 1999.

(8) Employee Benefit Plan

   Effective October 22, 1993, the Company established a defined contribution plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting certain eligibility requirements. For the years ended June 30, 1997, 1998 and 1999 the Company provided a matching contribution of $25,000, $54,000 and $160,000, respectively, which was equal to one-half of each participant's contribution, up to a maximum matching contribution of $500 for 1997 and 1998 and $800 for 1999 per participant. The Company determines its matching contributions annually and can make discretionary contributions in addition to matching contributions. Employer contributions are vested over a period of 3 to 5 years.

(9) Segment Information

   SFAS 131 requires the use of the management approach to determine segment information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and make operating decisions regarding the allocation of resources. This statement also requires companies that have a single reportable segment to disclose information about products and services, geographic areas, and information about major customers. The Company currently has, by these definitions, only one reportable segment because the Company's products are computer peripheral devices supported by a single credit department, MIS system, and freight program, shipped from a single centrally located warehouse. The following discussion sets forth the required disclosure regarding single segment information.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                             June 30, 1998 and 1999

   The Company operates as a single reportable segment as a specialty products distributor in North America, with Canadian operations that are immaterial. The Company ships its products from a single warehouse via UPS and FedEx to technology resellers, who in turn sell directly to end-users. The Company's products are specialty technology equipment items.

   The Company's 16,000 product offerings may be divided into two primary categories: i) bar code and point of sale equipment and ii) business telephones and computer telephony integration devices. The Company sells to more than 10,000 resellers and integrators of technology products, who are geographically disbursed over North America in a pattern that mirrors population concentration. Of its customers, no single account represented more than 8% of the Company's net sales in 1999.

                          Independent Auditors' Report

The Board of Directors
ScanSource, Inc.:

   We have audited the accompanying consolidated balance sheets of ScanSource, Inc. and subsidiaries as of June 30, 1998 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ScanSource, Inc. and subsidiaries as of June 30, 1998 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                              KPMG LLP

Greenville, South Carolina
August 13, 1999


Management's Statement of Responsibility

   The management of ScanSource is responsible for the information contained in the financial statements and other parts of this report. The accompanying consolidated financial statements of ScanSource, Inc. and subsidiaries have been prepared in accordance with generally accepted accounting principles. In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as accurate and factual as possible, management has communicated to all appropriate employees the requirements for accurate recordkeeping and accounting.

   The Company maintains a system of internal accounting controls designed to provide reasonable assurances for the safeguarding of assets and the reliability of financial records. The system is subject to continuous review with appropriate management follow-up action. Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, the Company has an effective and responsible system of internal accounting controls.

   The Company's independent accountants are responsible for conducting an audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company and its subsidiaries in conformity with generally accepted accounting principles. There is an Audit Committee of the Board of Directors composed of two nonemployee directors who meet regularly with management and the independent accountants to discuss specific accounting, reporting and internal control matters. The independent accounts have full and free access to the Audit Committee.


August 13, 1999