Form 10-K405, Exhibit 13
period 2000-06-30
SCANSOURCE INC
filed 2000-09-26
CIK 918965

                                  Exhibit 13

     The following portions of the ScanSource, Inc. 2000 Annual Report to Shareholders have been incorporated by reference into the Form 10-K, of which this exhibit is a part.

     The following information is incorporated by reference into Item 5 of the Form 10-K:

                          Price Range of Common Stock

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SCSC." The following table sets forth, for the periods indicated, the high and low closing prices of the Common Stock on The Nasdaq National Market.


                                      High           Low
                                     ------          ----

Fiscal Year 1999
 First quarter                         19 1/4         14 3/4
 Second quarter                        21 13/16       13 1/2
 Third quarter                         23 3/8         16 5/8
 Fourth quarter                        23             18 3/16


Fiscal Year 2000
 First quarter                         31 3/8         22
 Second quarter                        45 1/8         25
 Third quarter                         48             34 7/8
 Fourth quarter                        38 7/8         26 1/4


     On August 31, 2000, there were approximately 58 shareholders of record of Common Stock. Certain of these shareholders of record hold shares in nominee or street name for other beneficial owners.

Dividend Policy

     The Company has never declared or paid cash dividends on its Common Stock, and it is currently the intention of the Board of Directors not to pay cash dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance its operations.

     The following information is incorporated by reference into Item 6 of the Form 10-K:

Selected Financial Data

     The following table sets forth certain selected financial data, which should be read in conjunction with ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and the Company's consolidated financial statements and related notes thereto included elsewhere in this annual report.

                                                                                     Fiscal Year Ended June 30,
                                                                                     -------------------------
                                                                 1996               1997       1998       1999       2000
                                                                 ----               ----       ----       ----       ----
                                                                          (In thousands, except per share data)
Statement of Income Data:
Net sales                                                     $56,383            $99,839   $182,795   $297,717   $497,421
Cost of goods sold                                             48,413             86,024    159,410    263,941    443,716
                                                              -------            -------   --------   --------   --------
    Gross profit                                                7,970             13,815     23,385     33,776     53,705
Selling, general and administrative expenses                    5,063              8,940     15,620     21,410     30,685
Amortization of intangibles                                        83                 81        113        137        147
                                                              -------            -------   --------   --------   --------
    Total operating expenses                                    5,146              9,021     15,733     21,547     30,832
                                                              -------            -------   --------   --------   --------
Operating income                                                2,824              4,794      7,652     12,229     22,873
Gain from contract termination, net                               200                 __         __         __         __
                                                                                 -------
Cost of business combinations (1)                                                     __       (305)        __         __
                                                              -------
Other income (expense), net (2)                                    75               (465)       160       (367)      (639)
                                                              -------            -------   --------   --------   --------
    Total other income (expense)                                  275               (465)      (145)      (367)      (639)
                                                              -------            -------   --------   --------   --------
Income before income taxes                                      3,099              4,329      7,507     11,862     22,234
Income taxes                                                    1,193              1,556      2,736      4,392      8,449
                                                              -------            -------   --------   --------   --------
    Net income (1)(3)                                         $ 1,906            $ 2,773   $  4,771   $  7,470   $ 13,785
                                                              =======            =======   ========   ========   ========
Basic net income per share                                    $  0.55            $  0.80      $0.99   $   1.37   $   2.48
                                                              =======            =======   ========   ========   ========
Basic weighted average shares outstanding                       3,482              3,481      4,833      5,460      5,556
                                                              =======            =======   ========   ========   ========
Diluted net income per share (1)(3)                           $  0.50            $  0.75      $0.95   $   1.32   $   2.31
                                                              =======            =======   ========   ========   ========
Diluted weighted average shares outstanding                     3,799              3,704      5,035      5,661      5,969
                                                              =======            =======   ========   ========   ========


                                                                                         As of June 30,
                                                                                       ------------------
                                                                 1996               1997       1998       1999       2000
                                                                 ----               ----       ----       ----       ----
Balance Sheet Data:                                                                    (In thousands)
Working capital                                               $17,137            $20,496    $48,154   $ 51,160    $80,544
Total assets                                                   29,183             40,268     72,112    125,727    205,880
Total bank debt                                                 3,779              5,391      6,580      1,697     26,592
Total shareholders' equity                                     15,504             18,650     49,781     58,702     74,466

---------------------
(1) Excluding the effect of the cost of business combinations, the Company's net income and net income per share for fiscal 1998 would have been $4,960,000 and $0.99 per share, respectively.
(2)  Includes net interest income (expense) and net other income (expense).
(3) Excluding the net effect in fiscal year 1996 of a one-time gain from a contract termination payment by Gates/FA Distributing, Inc., the Company's net income and net income per share for fiscal 1996 would have been $1,786,000 and $0.47.

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

  Overview

     ScanSource, Inc., incorporated in December 1992, serves North America as a value-added distributor of specialty technologies, including automatic data capture (ADC) and point-of-sale (POS) products and business telephone equipment. The Company sells its products exclusively through technology resellers and integrators in markets, which are large and growing. All of the Company's products are shipped from a single, centrally located distribution center located near the FedEx hub in Memphis, Tennessee.

     The single warehouse and a sophisticated management information system form the cornerstone of the Company's cost-driven operational strategy which has caused operating income to grow 68.7% over the past five years, compounded annually, while sales have grown 72.3% to $497.4 million over the same period. The Company's key ADC vendors include Symbol Technologies, Intermec and Zebra Technologies, and its leading POS lines include IBM, Javelin and Epson. Lucent Technologies (soon to be Avaya Communication) is the Company's premier business telephone partner, while Intel/Dialogic supplies key components for computer telephony integration (CTI) sold by the Company's Catalyst Telecom sales team.

     Growth in net sales has been principally driven by competitive product pricing, selective expansion of the Company's product line, intensive marketing efforts to the reseller channel and strategic acquisitions. Results have benefitted significantly from expanded marketing efforts to recruit new reseller customers and from the addition of new vendor relationships.

     In fiscal year 2000 the Company organized a new business unit called ChannelMax, which provides real-time inventory availability and web catalog, order entry, order tracking and logistics for manufacturers in the bar code, point-of-sale and business phone markets. This unit also creates customized web storefronts that integrate with a reseller's website, allowing resellers to offer on-line ordering and marketing to its customers.

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

     Results of Operations

     The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:


                                                                                   Fiscal Year Ended June 30
                                                                              ------------------------------------
                                                                              1998            1999            2000
                                                                              ----            ----            ----
Net sales                                                                      100.0%          100.0%          100.0%
Cost of goods sold                                                              87.2            88.7            89.2
                                                                               -----           -----           -----
   Gross profit                                                                 12.8            11.3            10.8
Selling, general and administrative expenses                                     8.5             7.2             6.2
Amortization of intangibles                                                      0.1             0.0             0.0
                                                                               -----           -----           -----
   Total operating expenses                                                      8.6             7.2             6.2
                                                                               -----           -----           -----
Operating income                                                                 4.2             4.1             4.6
Cost of business combinations                                                   (0.2)            ---             ---
Other income (expense), net                                                      0.1            (0.1)           (0.1)
                                                                               -----           -----           -----
   Total other income (expense)                                                 (0.1)           (0.1)           (0.1)
                                                                               -----           -----           -----
Income before income taxes                                                       4.1             4.0             4.5
Income taxes                                                                     1.5             1.5             1.7
                                                                               -----           -----           -----
   Net income                                                                    2.6             2.5             2.8
                                                                               =====           =====           =====


    Comparison of Fiscal Years Ended June 30, 2000, 1999 and 1998

     Net Sales. Net sales consist of sales of specialty technology products billed to North American customers when shipped, net of sales discounts and returns. Net sales increased by 67.1% to $497.4 million in fiscal 2000 from $297.7 million in fiscal 1999, and increased by 62.9% in fiscal 1999 from $182.8 million in fiscal 1998. The Company is organized in two business units. Sales through value-added distribution increased 64.5% to $447.2 million in 2000, from $271.9 million in 1999, and rose by 50.3% in 1999 from $180.9 million in 1998. Web order fulfillment sales increased 94.5% to $50.2 million in 2000 from $25.8 million in 1999, and increased by a factor of 12.8 in 1999 from $1.9 million in 1998. Canada sales have been less than 5.0% of the Company total in each year presented. Growth in net sales resulted primarily from additions to the Company's sales force, competitive product pricing, selective expansion of its product line and increased marketing efforts to specialty technology resellers.

     Gross Profit. Cost of sales is comprised of purchase costs and freight, net of early payment and volume discounts. Gross profit as a percentage of net sales is affected by several factors including the mix of high margin and low margin products and the proportion of large orders on which the Company extends volume discounts to resellers. Gross profit increased by 59% to $53.7 million from $33.8 million in fiscal 1999, and increased by 44.4% in fiscal 1999 from $23.4 million in fiscal 1998. Gross profit as a percentage of net sales was 10.8% in fiscal 2000, 11.3 % in fiscal 1999, and 12.8% in fiscal 1998. Gross margins from value-added distribution were 12.8%, 11.7% and 10.8% for each of the years ended June 30, 1998, 1999 and 2000, respectively. The decrease in gross profit as a percentage of net sales was a result of a change in the mix of sales of more lower-margin products and volume discounts provided to resellers on large orders. Gross margins for web order fulfillment were 8% in 1998 and 1999, and 10.9% in 2000. The increase in margins for 2000 was caused by the addition of a net revenue program which began in September 1999.

     Operating Expenses. Operating expenses include commissions paid to sales representatives; compensation paid to marketing, technical and administrative personnel; the costs of marketing programs to reach resellers;

telephone expense; provision for bad debt losses; and amortization of intangibles. Fluctuations in operating expenses as a percentage of net sales can result from the amount of value-added services which accompany higher or lower gross margin sales; investments by the Company in additional marketing programs and hiring additional technical support personnel; and general and administrative efficiencies gained through higher sales volumes and accompanying economies of scale.

     Operating expenses increased by 43.1% to $30.8 million in fiscal 2000 from $21.5 million in fiscal 1999, and increased by 37.0% in fiscal 1999 from $15.7 million in fiscal 1998. Operating expenses as a percentage of net sales declined to 6.2% in fiscal 2000, from 7.2% in fiscal 1999 and 8.6% in fiscal 1998. The decrease in operating expenses as a percentage of net sales resulted from efficiencies gained through increased sales volumes.

     Operating Income. Operating income increased by 87.0% to $22.9 million in fiscal 2000 from $12.2 million in fiscal 1999, and increased by 59.8% in fiscal 1999 from $7.7 million in fiscal 1998, driven by the improvement in gross profit as described above. Operating income as a percentage of net sales was 4.6% in fiscal 2000, 4.1 % in fiscal 1999, and 4.2% in fiscal 1998.

     Total Other Income (Expense). Total other income (expense) consists of interest income (expense), net, and other expense. Net interest expense in 2000 included interest of $855,000 paid on the Company's long term debt offset by interest income of $216,000 from invested cash. Other income (expense) in fiscal 1999 consisted primarily of $470,000 of costs on warehouses closed by the Company in 1999 and interest income of $302,000 offset by $199,000 of interest expense. Other income (expense) in fiscal 1998 consisted primarily of $305,000 of business combination expenses and interest income of $383,000 offset by interest expense of $223,000 paid on the Company's long term debt.

     Income Taxes. Income tax expense was $8.4 million, $4.4 million, and $2.7 million, in fiscal 2000, 1999 and 1998, respectively, reflecting an effective
tax rate of 38.0%, 37.0% and 36.5%, respectively.   Tax expense for 1998
reflects the effects of a business combination. The effective tax rate for consolidated net income for periods following July 1, 2000 is expected to continue to be 38%.

     Net Income. Net income increased by 84.5% to $13.8 million in fiscal 2000 from $7.5 million in fiscal 1999, and increased by 56.6% in fiscal 1999 from $4.8 million in fiscal 1998. Net income as a percentage of net sales was 2.8% for fiscal 2000, 2.5% for fiscal 1999 and 2.6% for fiscal 1998.

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

                                                                          Three Months Ended
                                               ---------------------------------------------------------------------------------
                                                               Fiscal 1999                           Fiscal 2000
                                               ---------------------------------------  ----------------------------------------

                                               Sept. 30    Dec. 31   Mar. 31   June 30   Sept. 30   Dec. 31    Mar. 31   June 30
                                                 -------    -------   -------   -------   --------  --------   --------   --------
                                                   1998       1998      1999      1999       1999      1999       2000       2000
                                                 -------    -------   -------   -------   --------  --------   --------   --------
 Net sales                                       $60,719    $65,543   $76,932   $94,523   $113,179  $113,922   $120,391   $149,929
 Cost of goods sold                               53,732     57,931    68,351    83,927    102,159   100,707    107,021    133,829
                                                 -------    -------   -------   -------   --------  --------   --------   --------
  Gross profit                                     6,987      7,612     8,581    10,596     11,020    13,215     13,370     16,100
 Selling, general and administrative expenses      4,459      4,854     5,349     6,748      6,681     8,411      8,040      7,552
 Amortization of intangibles                          33         34        33        37         34        34         34         46
                                                 -------    -------   -------   -------   --------  --------   --------   --------
  Total operating expenses                         4,492      4,888     5,382     6,785      6,715     8,445      8,074      7,598
                                                 -------    -------   -------   -------   --------  --------   --------   --------
 Operating income                                  2,495      2,724     3,199     3,811      4,305     4,770      5,296      8,502
 Cost of business combinations                        --         --                  --         --        --         --         --
 Other income (expense), net                         (41)        18       (65)     (279)       105      (138)      (274)     (331)
                                                 -------    -------   -------   -------   --------  --------   --------   --------
  Total other income (expense)                       (41)        18       (65)     (279)       105      (138)      (274)     (331)
                                                 -------    -------   -------   -------   --------  --------   --------   --------
 Income before income taxes                        2,454      2,742     3,134     3,532      4,410     4,632      5,022      8,171
 Income taxes                                        908      1,015     1,161     1,308      1,676     1,760      1,909      3,104
                                                 -------    -------   -------   -------   --------  --------   --------   --------
  Net income                                     $ 1,546    $ 1,727   $ 1,973   $ 2,224   $  2,734  $  2,872   $  3,113   $  5,067
                                                 =======    =======   =======   =======   ========  ========   ========   ========
 Basic net income per share                      $  0.29    $  0.32   $  0.36   $  0.40   $   0.50  $   0.52   $   0.56   $   0.90
                                                 =======    =======   =======   =======   ========  ========   ========   ========
 Basic weighted average shares outstanding         5,404      5,464     5,479     5,493      5,512     5,531      5,577      5,604
                                                 =======    =======   =======   =======   ========  ========   ========   ========
 Diluted net income per share                    $  0.28    $  0.31   $  0.35   $  0.39   $   0.47  $   0.48   $   0.51   $   0.85
                                                 =======    =======   =======   =======   ========  ========   ========   ========
 Diluted weighted average shares outstanding       5,585      5,624     5,699     5,736      5,850     5,994      6,057      5,975
                                                 =======    =======   =======   =======   ========  ========   ========   ========

                                                                         Three Months Ended
                                              ------------------------------------------------------------------------------------
                                                              Fiscal 1999                           Fiscal 2000
                                              ---------------------------------------  -------------------------------------------
                                               Sept. 30    Dec. 31   Mar. 31   June 30   Sept. 30   Dec. 31    Mar. 31     June 30
                                               --------    -------   -------   -------   --------   -------    -------   ---------
                                                   1998       1998      1999      1999       1999      1999       2000        2000
                                               --------    -------   -------   -------   --------   -------    -------    --------
 Net sales                                        100.0      100.0     100.0     100.0      100.0     100.0      100.0       100.0
 Cost of goods sold                                88.5       88.4      88.8      88.8       90.3      88.4       88.9        89.3
                                               --------    -------   -------   -------   --------   -------    -------    --------
  Gross profit                                     11.5       11.6      11.2      11.2        9.7      11.6       11.1        10.7
 Selling, general and administrative expenses       7.3        7.4       7.0       7.2        5.9       7.4        6.7         5.0
 Amortization of intangibles                        0.1        0.0       0.0       0.0        0.0       0.0        0.0         0.0
                                               --------    -------   -------   -------   --------   -------    -------    --------
  Total operating expenses                          7.4       7.4        7.0       7.2        5.9       7.4        6.7         5.0
                                               --------    -------   -------   -------   --------   -------    -------    --------
 Operating income                                   4.1       4.2        4.2       4.0        3.8       4.2        4.4         5.7

 Cost of business combinations                   --         --         --       --       --          --        --         --
 Other income (expense), net                   (0.1)       0.0       (0.1)     (0.3)     0.1        (0.1)    (0.2)      (0.2)
                                                ---        ---        ---       ---      ---         ---      ---        ---
  Total other income (expense)                 (0.1)       0.0       (0.1)     (0.3)     0.1        (0.1)    (0.2)      (0.2)
                                                ---        ---        ---       ---      ---         ---      ---        ---
 Income before income taxes                     4.0        4.2        4.1       3.7      3.9         4.1      4.2        5.5
 Income taxes                                   1.5        1.6        1.5       1.4      1.5         1.6      1.6        2.1
                                                ---        ---        ---       ---      ---         ---      ---        ---
  Net income                                    2.5        2.6        2.6       2.3      2.4         2.5      2.6        3.4
                                                ===        ===        ===       ===      ===         ===      ===        ===

   Liquidity and Capital Resources

   The Company's primary sources of liquidity are results of operations, borrowings under its revolving credit facility, and proceeds from the sales of securities. In October 1997, the Company completed a secondary offering of stock which provided the Company approximately $26.2 million for general corporate purposes.

   The Company has a revolving credit agreement with a bank extending to October 31, 2001 with a borrowing limit of $35.0 million at an interest rate equal to the 30-day LIBOR rate plus a rate varying from 1.50% to 2.00% tied to the Company's debt-to-net worth ratio ranging from 0.75:1 to 2:1. The borrowing base available under the credit facility is limited to 80% of eligible accounts receivable and 40% of eligible inventory. The effective interest rate at June 30, 2000 was 8.64% and the outstanding balance on the revolving credit was $24.9 million on a loan base, which exceeded $35 million, leaving $10.1 million available at June 30, 2000.

   In December 1999, the Company purchased a new distribution center in Memphis for a purchase price of approximately $7 million of which $6.1 million was allocated to the building and $900,000 was allocated to land. The Company temporarily funded the purchase with borrowings from the revolving credit and closed a real-estate loan in August 2000 in the amount of $7.4 million.

   For the fiscal year ended June 30, 2000, operating activities used cash in the amount of $24.1 million primarily to fund increases in inventory and accounts receivable partially offset by increases in accounts payable. For the fiscal year ended June 30, 1999, operating activities provided cash in the amount of $20.7 million, primarily from an increase in accounts payable which exceeded the amount needed to fund increases in receivables and inventory.

   Cash used in investing activities for fiscal 2000 of $13.5 million included $7.0 for the building purchase and $6.5 million for other capital expenditures. For the fiscal year ended June 30, 1999, cash was used in investing activities for $2.1 million of capital expenditures.

   Cash provided by financing activities for fiscal 2000 was $26.9 million primarily from advances on the Company's line of credit. For the fiscal year ended June 30, 1999, cash used in financing activities was $3.4 million primarily due to payments on the Company's line of credit.

   The Company believes that cash flows from operations, its bank revolving credit facility and vendor financing will be sufficient to meet its forecasted cash requirements for at least the next year.

Backlog

   The Company does not consider backlog to be material to its business. Virtually all orders are filled within 24 hours of receipt.

 Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes requirements for accounting and reporting of derivative instruments and hedging activities. SFAS 133 was updated by the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FAS No. 133" and SFAS No. 138 "Accounting for Derivative Instruments and Hedging Activities" and is effective for fiscal years beginning after June 15, 2000. The future impact of this statement on the Company's results of operations is not expected to be material.

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, Revenue Recognition (SAB 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. Management believes that the Company's revenue recognition policy is in compliance with the provisions of SAB 101 and that SAB 101 will have no material effect on the financial position or results of operations of the Company.

Impact of Inflation

   The Company has not been adversely affected by inflation as technological advances and competition within specialty technology markets has generally caused prices of the products sold by the Company to decline. Management believes that any price increases could be passed on to its customers, as prices charged by the Company are not set by long-term contracts.

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

   The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. On the basis of the fair value of the Company's market sensitive instruments at June 30, 2000, the Company does not consider the potential near-term losses in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates to be material.

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

Financial Statements and Supplementary Data

   The following information has been incorporated by reference into Item 8 of the Form 10-K:

                      SCANSOURCE, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                            June 30, 1999 and 2000

                  Assets                                  1999          2000
                  ------                                  ----          ----
                                                           (In thousands)
Current assets
  Cash                                                 $  15,282         4,612
  Receivables:
    Trade, less allowance for doubtful accounts of
      $5,002,000 and $5,464,000 at June 30, 1999 and
      2000, respectively                                  42,774        66,983
    Other                                                  2,443         3,060
                                                       ---------      --------
                                                          45,217        70,043

  Inventories                                             50,282       101,654
  Prepaid expenses and other assets                          464           451
  Deferred income taxes                                    5,197         8,632
                                                       ---------      --------
       Total current assets                              116,442       185,392
                                                       ---------      --------
Property and equipment:
  Land                                                       585         1,485
  Building                                                 3,812        12,135
  Furniture, fixtures and equipment                        5,708         9,953
                                                       ---------      --------
                                                          10,105        23,573
  Less accumulated depreciation                           (2,652)       (5,183)
                                                       ---------      --------
                                                           7,453        18,390

Intangible assets, net                                     1,520         1,635
Other assets                                                 312           463
                                                       ---------      --------
       Total assets                                    $ 125,727       205,880
                                                       =========      ========

See accompanying notes to financial statements.

                 Liabilities and Shareholders' Equity                            1999                2000
                 ------------------------------------                            ----                ----
                                                                                      (In thousands)
Current liabilities:
    Current portion of long-term debt                                         $        24                  26
    Trade accounts payable                                                         59,728              98,627
    Accrued expenses and other liabilities                                          4,399               5,083
    Income taxes payable                                                            1,131               1,112
                                                                              -----------          ----------
          Total current liabilities                                                65,282             104,848
                                                                              -----------          ----------

Deferred income taxes                                                                  70                  --
Long-term debt                                                                      1,673               1,647
Borrowings under revolving credit facility                                             --              24,919
                                                                              -----------          ----------
          Total liabilities                                                        67,025             131,414
                                                                              -----------          ----------

Shareholders' equity:
    Preferred stock, no par value; 3,000,000 shares
       authorized, none issued                                                         --                  --
    Common stock, no par value; 10,000,000 shares
       authorized; 5,503,512 and 5,610,875 shares
       issued and outstanding at June 30, 1999 and
       2000, respectively                                                          40,161              42,140
    Retained earnings                                                              18,541              32,326
                                                                              -----------          ----------
          Total shareholders' equity                                               58,702              74,466
                                                                              -----------          ----------
          Total liabilities and shareholders' equity                          $   125,727             205,880
                                                                              ===========          ==========

                       SCANSOURCE, INC. AND SUBSIDIARIES

                       Consolidated Statements of Income

                   Years ended June 30, 1998, 1999 and 2000

                                                         1998                   1999                    2000
                                                         ----                   ----                    ----
                                                                  (In thousands, except per share data)
Net sales                                            $  182,795                297,717                 497,421
Cost of goods sold                                      159,410                263,941                 443,716
                                                     ----------             ----------              ----------
       Gross profit                                      23,385                 33,776                  53,705

Selling, general and administrative
    expenses                                             15,620                 21,410                  30,685
Amortization of intangibles                                 113                    137                     147
                                                     ----------             ----------              ----------
       Total operating expenses                          15,733                 21,547                  30,832
                                                     ----------             ----------              ----------

       Operating income                                   7,652                 12,229                  22,873

Other income (expense):
    Interest income (expense), net                          160                   (367)                   (639)
    Cost of business combinations                          (305)                    --                      --
                                                     ----------             ----------              ----------
       Total other expense                                 (145)                  (367)                   (639)
                                                     ----------             ----------              ----------

       Income before income taxes                         7,507                 11,862                  22,234

Income taxes                                              2,736                  4,392                   8,449
                                                     ----------             ----------              ----------
       Net income                                    $    4,771                  7,470                  13,785
                                                     ==========             ==========              ==========
Per share data:
    Basic
       Earnings per share                            $      .99                   1.37                    2.48
                                                     ==========             ==========              ==========
       Weighted average shares outstanding                4,833                  5,460                   5,556
                                                     ==========             ==========              ==========
    Diluted
       Earnings per share                            $      .95                   1.32                    2.31
                                                     ==========             ==========              ==========
       Weighted average shares outstanding                5,035                  5,661                   5,969
                                                     ==========             ==========              ==========

See accompanying notes to financial statements.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                Consolidated Statements of Shareholders' Equity

                   Years ended June 30, 1998, 1999 and 2000

                                                                                 Common        Retained
                                                                                  Stock        Earnings         Total
                                                                                 -------       --------         -------
                                                                                            (In thousands)
Balance at June 30, 1997                                                          12,350          6,300          18,650
    Issuance of common stock in public offering, net of
       offering costs                                                             25,820             --          25,820
    Issuance of stock due to exercise of options, net                                165             --             165
    Tax benefit of deductible compensation
       arising from exercise of stock options                                        225             --             225
    Issuance of stock and stock options in
       business combinations                                                         150             --             150
    Net income                                                                        --          4,771           4,771
                                                                                 -------       --------         -------
Balance at June 30, 1998                                                          38,710         11,071          49,781
    Issuance of stock due to exercise of options, net                                663             --             663
    Tax benefit of deductible compensation
       arising from exercise of stock options                                        788             --             788
    Net income                                                                        --          7,470           7,470
                                                                                 -------       --------         -------
Balance at June 30, 1999                                                          40,161         18,541          58,702
    Issuance of stock due to exercise of options, net                              1,433             --           1,433
    Tax benefit of deductible compensation
       arising from exercise of stock options                                        474             --             474
    Issuance of stock in business acquisitions                                        72             --              72
    Net income                                                                        --         13,785          13,785
                                                                                 -------       --------         -------
Balance at June 30, 2000                                                          42,140         32,326          74,466
                                                                                 =======       ========         =======

See accompanying notes to financial statements.

               SCANSOURCE, INC. AND SUBSIDIARIES

             Consolidated Statements of Cash Flows

           Years ended June 30, 1998, 1999 and 2000

                                                                          1998              1999               2000
                                                                      -----------        -----------        -----------
                                                                                        (In thousands)
Cash flows from operating activities:
    Net income                                                        $     4,771              7,470             13,785
    Adjustments to reconcile net income to net
    cash provided by (used in) operating activities:
       Depreciation                                                           797              1,119              2,531
       Amortization of intangible assets                                      113                137                147
       Provision for doubtful accounts                                     (1,230)            (3,582)            (2,983)
       Deferred income taxes, net                                            (839)            (2,770)            (3,649)
       Changes in operating assets and liabilities:
          Trade receivables                                               (13,651)           (10,994)           (21,226)
          Other receivables                                                  (792)              (919)              (617)
          Inventories                                                      (7,549)           (18,838)           (51,372)
          Prepaid expenses and other assets                                    45               (196)                13
          Trade accounts payable                                           (3,112)            45,699             38,899
          Accrued expenses and other liabilities                              404              2,701                634
          Income taxes payable                                                (31)             1,131                (19)
          Other noncurrent assets                                              98               (251)              (159)
                                                                      -----------        -----------        -----------
            Net cash provided by (used in) operating activities           (20,976)            20,707            (24,016)
                                                                      -----------        -----------        -----------
Cash flows from investing activities:
    Capital expenditures                                                   (1,928)            (2,081)            (6,478)
    Purchase of building                                                   (1,627)                --             (6,990)
    Cash paid in business combination                                      (1,100)                --               (110)
                                                                      -----------        -----------        -----------
          Net cash used in investing activities                            (4,655)            (2,081)           (13,578)
                                                                      -----------        -----------        -----------
Cash flows from financing activities:
    Advances (payments) on revolving credit                                (1,085)            (4,861)            24,919
    Exercise of stock options including tax benefits                          555              1,451              2,029
    Proceeds from stock offering, net of offering costs                    25,820                 --                 --
    Payments on building loan                                                  --                (22)               (24)
                                                                      -----------        -----------        -----------
          Net cash provided by (used in) financing activities              25,290             (3,432)            26,924
                                                                      -----------        -----------        -----------
          Increase (decrease) in cash                                        (341)            15,194            (10,670)
Cash at beginning of year                                                     429                 88             15,282
                                                                      -----------        -----------        -----------
Cash at end of year                                                   $        88             15,282              4,612
                                                                      ===========        ===========        ===========
Supplemental information:
    Interest paid                                                     $       166                186              1,009
                                                                      ===========        ===========        ===========
    Income taxes paid                                                 $     3,054              3,261              8,563
                                                                      ===========        ===========        ===========

See accompanying notes to financial statements.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                            June 30, 1999 and 2000


(1)  Organization and Summary of Significant Accounting Policies


     Consolidation Policy
     The consolidated financial statements include the accounts of ScanSource, Inc. ("Company") and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

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

     Revenue Recognition
     Revenues are recognized for the sale of products upon shipment.

     Sales of products are primarily recorded on a gross basis with a separate display of cost of goods sold to arrive at gross profit. However revenues associated with service-based order fulfillment contracts, in which the Company earns a fee determined as a percentage of the value of products shipped, are recorded on a net basis. That is, the net fee retained by the Company is included in net sales. Criteria used in the determination include whether the Company has received the risks and rewards of ownership of the products, such as risk of loss of collection, delivery, or returns.

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

     Inventories
     Inventories (consisting of automatic data capture, point-of-sale, business phone and computer telephony equipment) are stated at the lower of cost (first-in, first-out method) or market.

     Long-Lived Assets
     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 2-5 years for furniture and equipment, 40 years for the building and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

     Intangible assets consist primarily of goodwill which is being amortized on a straight-line basis over 5-15 years. Accumulated amortization was $556,000 and $703,000 at June 30, 1999 and 2000, respectively.

                                                                     (Continued)

                       SCANSOURCE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                            June 30, 1999 and 2000

   The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.


   Concentration of Credit Risk
   The Company sells its products generally on net 20 day terms to a large base of value-added resellers throughout North America. The Company performs ongoing credit evaluations of its customers financial condition and generally does not require collateral.


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


   Accounting for Stock-Based Compensation
   Statement of Financial Accounting Standards No. 123 (SFAS 123) allows an entity to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and, if earnings per share is presented, pro forma earnings per share disclosures for employee stock options granted as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123.

   Fair Value of Financial Instruments
   The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of financial instruments such as accounts receivable, accounts payable, accrued liabilities and borrowings under revolving credit facility approximate fair value, based upon either short maturities or variable interest rates of these instruments.

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

                                                                     (Continued)

                       SCANSOURCE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                            June 30, 1999 and 2000


     Comprehensive Income
     Comprehensive income is recognized as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income was not different from net income in 1998, 1999 or 2000.

     Foreign Operations
     The Company's only operations outside the U.S. are two Canadian sales offices. Foreign currency transaction and translation gains and losses are included in selling, general and administrative expenses; currency transaction losses were less than $100,000 for the period ended June 30, 2000.

(2)  Revolving Credit Facility

     The Company has a line of credit agreement with a bank extending to October 31, 2001 with a borrowing limit of $35 million, based upon 80% of eligible accounts receivable and 40% of eligible inventory at the 30 day LIBOR rate of interest plus a rate varying from 1.50% to 2.00% tied to the Company's debt to net worth ratio ranging from .75:1 to 2:1. The revolving credit facility is collateralized by accounts receivable and eligible inventory. The agreement contains certain financial covenants including minimum net worth, capital expenditure limits and a maximum debt to tangible net worth ratio. The effective interest rate at June 30, 2000 was 8.64% and the outstanding balance on the line of credit was $24.9 million on a loan base which exceeded $35 million, leaving $10.1 million available at June 30, 2000. The Company was either in compliance or had obtained waivers of noncompliance with the various covenants at June 30, 2000. The Company has the ability and intent to maintain outstanding amounts for a period longer than one year.

(3)  Long-term Debt

     In June 1998, the Company assumed a nonrecourse loan in the amount of $1,719,000, in connection with the acquisition of its office building. This transaction was a non-cash item for statement of cash flow purposes. The loan has a fixed interest rate of 9.19%, is due in November 2006, and is collateralized by the land and building acquired.

     Scheduled maturity of long-term debt at June 30, 2000 is as follows:

       2001                                               $     26,000
       2002                                                     29,000
       2003                                                     31,000
       2004                                                     35,000
       2005                                                     38,000
       Thereafter                                            1,514,000
                                                           -----------
       Total                                              $  1,673,000
                                                           ===========

     The fair value of long-term debt is estimated by discounting the scheduled payment streams to present value based on current rates for similar instruments and was approximately $1,926,000 and $1,717,000 at June 30, 1999 and 2000, respectively.


                                                                     (Continued)

                       SCANSOURCE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                            June 30, 1999 and 2000


(4)  Equity and Earnings Per Share

     (a)  Stock Option Plans:


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

          . The amended 1997 Stock Incentive Plan reserved 600,000 shares of stock for issuance to officers, directors, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The term of each option will be 10 years from the grant date.

     A summary of stock option activity for the years ended June 30, 1998, 1999 and 2000 is as follows:

                                               Weighted                Weighted                   Weighted
                                                Average                 Average                    Average
                                  1998         Exercise     1999       Exercise      2000         Exercise
                                 Shares          Price     Shares        Price      Shares         Price
                                --------      --------   --------      --------    --------      ----------
     Options outstanding:
      Beginning of year          566,583      $   9.96     731,483      $  14.51     754,534      $  14.70
      Granted                    237,750         18.23     445,000         15.90     187,439         30.70
      Exercised                  (46,183)         4.31    (150,202)         4.61    (105,864)        13.16
      Terminated                 (26,667)        14.88    (271,747)        17.43     (12,901)        16.40
                                 -------                   -------                   -------
      End of year                731,483         14.51     754,534         14.70     823,208         18.50
                                 =======                   =======                   =======

     Exercisable, end of year    412,844       $  9.81     358,117       $ 13.60     446,181      $  15.18
                                 =======                   =======                   =======

                                                                     (Continued)

                       SCANSOURCE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                            June 30, 1999 and 2000


The following table summarizes information about stock options outstanding under the plans at June 30, 2000:

                              Options Outstanding                                           Options Exercisable
        ------------------------------------------------------------------        -----------------------------------
                                                              Weighted
                                                               Average                                      Weighted
                                                              Remaining                                      Average
             Range of                    Number              Contractual                Number               Exercise
          Exercise Prices              Outstanding              Life                 Exercisable               Price
        -----------------             ------------          -------------          -------------            ----------
        $  1.50 -   9.75                   51,533             4.95 years                 51,533              $   8.63
          10.75 -  13.50                   55,300             5.53 years                 55,300                 11.13
          14.00 -  15.75                  255,588             7.36 years                138,243                 14.66
          16.50 - 21.125                  310,037             7.08 years                191,105                 17.44
          25.00 - 27.125                   11,250             9.43 years                     --                   N/A
         33.625 -  36.00                  139,500             9.18 years                 10,000                 35.37
                                       ----------                                     ---------
                                          823,208                                       446,181
                                       ==========                                     =========

(b)   Fair Value and Pro Forma Information

      The per share weighted-average fair value of stock options granted during the years ended June 30, 1998, 1999 and 2000 was $10.22, $9.65 and $25.09
      on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

                                    1998              1999               2000
                                    ----              ----               ----

      Risk-free interest rate        5.7%              4.8%              6.2%

      Expected dividend yield        0.0%              0.0%              0.0%

      Expected volatility factor    32.1%             41.7%             62.8%

      Expected life                 10 years          10 years          10 years


                                                                     (Continued)

                       SCANSOURCE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                            June 30, 1999 and 2000


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

                                                         1998           1999            2000
                                                         ----           ----            ----
     Net income                   As Reported       $  4,771,000      7,470,000      13,785,000
                                                       =========      =========      ==========
                                  Pro forma            4,094,000      6,580,000      11,883,000
                                                       =========      =========      ==========
     Earnings per share
      Basic
                                  As Reported       $        .99          1.37           2.48
                                                       =========      =========      ==========
                                  Pro forma                  .85          1.21           2.14
                                                       =========      =========      ==========
      Diluted
                                  As Reported       $        .95          1.32           2.31
                                                       =========      =========      ==========
                                  Pro forma         $        .81          1.16           1.99
                                                       =========      =========      ==========

     Pro forma net income reflects only options granted during the years ended June 30, 1998, 1999 and 2000. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in net income effected above because compensation cost is reflected over the options vesting period of 3 years for options issued under the incentive stock option plans.

(c)  Earnings Per Share Reconciliation

     Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is computed by dividing net income by the weighted average number of common and potential common shares outstanding.

                                                                                                   Per Share
                                                           Income              Shares               Amount
                                                     ---------------         ----------      ------------------
     1998:
        Basic income per share                       $     4,771,000          4,833,000      $             0.99
                                                                                             ===================
        Effect of dilutive stock options                          --            202,000
                                                     ---------------         ----------
        Diluted income per share                     $     4,771,000          5,035,000       $            0.95
                                                     ===============         ==========      ===================

     1999:
        Basic income per share                       $     7,470,000          5,460,000       $            1.37
                                                                                             ===================
        Effect of dilutive stock options                          --            201,000
                                                     ---------------         ----------
        Diluted income per share                     $     7,470,000          5,661,000       $            1.32
                                                     ===============         ==========      ===================
     2000:
        Basic income per share                       $    13,785,000          5,556,000       $            2.48
                                                                                             ===================
        Effect of dilutive stock options                          --            413,000
                                                     ---------------         ----------
        Diluted income per share                     $    13,785,000          5,969,000       $            2.31
                                                     ===============         ==========      ===================

                       SCANSOURCE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                            June 30, 1999 and 2000


(5)  Income Taxes

     Income tax expense (benefit) attributable to income before income taxes consists of:

                                         Current       Deferred        Total
                                       ------------  ------------   ------------

       Year ended June 30, 1998:
        U.S. Federal                   $  3,150,000      (705,000)     2,445,000
        State and local                     425,000      (134,000)       291,000
                                       ------------  ------------   ------------

                                       $  3,575,000      (839,000)     2,736,000
                                       ============  ============   ============
       Year ended June 30, 1999:
        U.S. Federal                      6,298,000    (2,406,000)     3,892,000
        State and local                     864,000      (364,000)       500,000
                                       ------------  ------------   ------------

                                       $  7,162,000    (2,770,000)     4,392,000
                                       ============  ============   ============
       Year ended June 30, 2000:
        U.S. Federal                     10,661,000    (3,169,000)     7,492,000
        State and local                   1,437,000      (480,000)       957,000
                                       ------------  ------------   ------------

                                       $ 12,098,000    (3,649,000)     8,449,000
                                       ============  ============   ============

     Income tax expense attributable to income before income taxes for the years ended June 30, 1998, 1999 and 2000, respectively, differed from the amount computed by applying the U.S. federal income tax rate of 34 percent to pretax income for 1998 and 35 percent for 1999 and 2000 as a result of the following:

                                                    1998            1999            2000
                                                 -----------     -----------     -----------
Computed "expected" tax expense                  $ 2,552,000       4,152,000       7,782,000
Increase (decrease) in income taxes resulting
 from:
 State and local income taxes, net of Federal
   income tax expense                                192,000         325,000         622,000
 Income tax related to earnings of subchapter
   S-Corporation                                    (103,000)             --              --
 Other                                                95,000         (85,000)         45,000
                                                 -----------     -----------     -----------
                                                 $ 2,736,000       4,392,000       8,449,000
                                                 ===========     ===========     ===========

                       SCANSOURCE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                            June 30, 1999 and 2000

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at June 30, 1999 and 2000 are presented below:

                                                                1999             2000
                                                            ------------     ------------
       Deferred tax assets derived from:
        Allowance for doubtful accounts                      $  2,381,000        2,654,000
        Inventories                                             2,816,000        5,978,000
        Intangible assets                                          44,000           95,000
        Plant and equipment                                            --           49,000
                                                             ------------     ------------
                                                                5,241,000        8,776,000
       Deferred tax liability derived from:
        Plant and equipment                                      (114,000)              --
                                                             ------------     ------------

            Net deferred tax asset                           $  5,127,000        8,776,000
                                                             ============     ============

     As of June 30, 1999 and 2000 no valuation allowance has been provided. Management believes that a valuation allowance is not necessary based upon the level of historical taxable income and the projections for future taxable income over the periods during which the temporary differences are deductible.

(6)  Commitments and Contingencies

     The Company leases office space under noncancellable operating leases which expire through June 2005. The Company also leases a portion of its building to third-parties under noncancellable operating leases which expire through March 2004. Future minimum lease payments and sublease income are as follows:

                                                       Sublease
                                         Payments       Income
                                       -----------    -----------
          2001                         $   593,000        239,000
          2002                             272,000        149,000
          2003                             194,000         96,000
          2004                             144,000         42,000
          2005                             119,000             --
                                       -----------    -----------

                                       $ 1,322,000        526,000
                                       ===========    ===========

     Lease expense was approximately $680,000, $759,000 and $724,000 for the years ended June 30, 1998, 1999 and 2000, respectively. There was no sublease income for the year ended June 30, 1998. Sublease income was approximately $331,000 and $263,000 for the years ended June 30, 1999 and 2000, respectively.

     The Company also has commitments based on the financial results of acquired operations or contracts that may result in potential payments of up to $350,000 over the next two years.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                            June 30, 1999 and 2000


     A majority of the Company's net revenues in 1998, 1999 and 2000 were received from the sale of products purchased from the Company's top ten vendors. The Company has entered into written distribution agreements with substantially all of its major vendors. While the Company's agreements with most of its vendors contain standard provisions for periodic renewals, these agreements generally permit termination by either party without cause upon 30 to 120 days notice.

     The Company or its subsidiaries are from time to time parties of lawsuits arising out of operations. Although there can be no assurance, based upon information known to the Company, the Company does not believe that any liability which might result from an adverse determination of such lawsuits would have a material adverse effect on the Company's financial condition or results of operations.

(7)  Employee Benefit Plan

     Effective October 22, 1993, the Company established a defined contribution plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting certain eligibility requirements. For the years ended June 30, 1998, 1999 and 2000 the Company provided a matching contribution of $54,000, $160,000 and $148,000, respectively, which was equal to one-half of each participant's contribution, up to a maximum matching contribution per participant of $500 for 1998 and $800 for both 1999 and 2000. The Company determines its matching contributions annually and can make discretionary contributions in addition to matching contributions. Employer contributions are vested over a period of 3 to 5 years.

(8)  Segment Information

     SFAS 131 requires the use of the management approach to determine segment information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and make operating decisions regarding the allocation of resources.

     The Company sells only in the United States and Canada. Its sales to Canada were $3,670,000, $11,953,000 and $19,489,000 for each of the three years ended June 30, 1998, 1999 and 2000, respectively.

     Prior to April 2000, the Company operated within a single reportable segment: however, in the fourth quarter of its fiscal year, the Company named a president of its second business unit creating two reportable segments: value-added distribution and a web-based order fulfillment unit called ChannelMax. Each business unit is directed by a President who reports to the Chairman of the Board. The Chairman evaluates performance and allocates resources, in part, based upon the gross margin of each unit, as described below.

     The first reportable segment, value-added distribution, offers 16,000 products for sale in two primary categories: i) automatic data capture and point-of-sale equipment sold by the ScanSource sales team and ii) business telephones and computer telephony integration devices sold by the Catalyst Telecom sales team. These products are sold to more than 11,000 resellers and integrators of technology products, who are geographically disbursed over North America in a pattern that mirrors population concentration. Of its customers, no single account represented more than 2% of the Company's net sales in 2000. All valued-added distribution sales are recognized on a gross revenue basis when products are shipped.

                       SCANSOURCE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                            June 30, 1999 and 2000


     The second reportable segment is the web order fulfillment unit which provides real-time inventory availability and web catalog, order entry, order tracking and logistics for customers in the bar code and business telephone markets. This unit serves less than 15 customers, the largest of whom accounted for less than 7% of total Company sales at June 30, 2000. Sales by this unit include some programs that meet gross revenue recognition criteria and others that require net revenue recognition.

     Business unit operating performance is evaluated by the Chairman using gross profit rather than operating income, because products for both business units are shipped from a single, centrally located distribution center. Each business unit is supported by a single credit and customer service department and uses the same information system and freight program. Therefore operating expenses are considered to be corporate and are not allocable to each reportable segment.

     Accounts receivable and a portion of inventories can be identified by segment, but cash, other current assets, and other noncurrent assets are not distinguishable between business segments. Property, plant and equipment are not identified by segment, therefore capital expenditures, depreciation and amortization are assigned entirely to corporate.

     Operating results for each business unit are summarized below with historical data for 1998 and 1999 restated to conform to the organization structure.

                                                   1998                       1999                        2000
                                            ---------------------      ---------------------      ---------------------
       Sales
           Value added distribution         $ 180,926,000      99%     $ 271,901,000      91%     $ 447,216,000      90%
           Web-based order fulfillment          1,869,000       1%        25,816,000       9%        50,205,000      10%
                                            -------------  ------      -------------  ------      -------------  ------
                                            $ 182,795,000     100%     $ 297,717,000     100%     $ 497,421,000     100%
                                            =============  ======      =============  ======      =============  ======

       Operating Income
           Value added distribution         $  23,235,000    12.8%     $  31,711,000    11.7%     $  48,211,000    10.8%
           Web-based order fulfillment            150,000     8.0%         2,065,000     8.0%         5,494,000    10.9%
                                            -------------  ------      -------------  ------      -------------  ------
               Gross Profit                 $  23,385,000    12.8%        33,776,000    11.3%        53,705,000    10.8%

           Corporate operating and
           distribution center expenses       (15,733,000)               (21,547,000)               (30,832,000)
                                            -------------              -------------              -------------
               Operating income             $   7,652,000              $  12,229,000              $  22,873,000
                                            =============              =============              =============
       Assets
           Value added distribution         $  59,642,000              $  93,056,000              $ 168,637,000
           Web-based order fulfillment          2,149,000                  8,731,000                 21,040,000
           Corporate cash and other assets     10,321,000                 23,940,000                 16,203,000
                                            -------------              -------------              -------------
                                            $  72,112,000              $ 125,727,000              $ 205,880,000
                                            =============              =============              =============

(9)  Subsequent Event (unaudited)

     In August 2000, the Company closed a real estate loan in the amount of $7.4 million. The loan has a term of 5 years, is collateralized by the Memphis distribution center land and building, and has a variable interest rate similar to that of the revolving credit.

                         Independent Auditors' Report

The Board of Directors
ScanSource, Inc.:

We have audited the accompanying consolidated balance sheets of ScanSource, Inc. and subsidiaries as of June 30, 1999 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ScanSource, Inc. and subsidiaries as of June 30, 1999 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.



Greenville, South Carolina                             /s/ KPMG LLP
August 16, 2000

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

The Company's independent accountants are responsible for conducting an audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company and its subsidiaries in conformity with generally accepted accounting principles. There is an Audit Committee of the Board of Directors composed of two nonemployee directors who meet regularly with management and the independent accountants to discuss specific accounting, reporting and internal control matters. The independent accountants have full and free access to the Audit Committee.