Form 10-K, Exhibit 13
period 2001-06-30
SCANSOURCE INC
filed 2001-09-28
CIK 918965

                                                                      Exhibit 13
                                                                      ----------

                               2001 ANNUAL REPORT


                                  empowerment


(em*pow'*er*ment) n. an energizing force that enables others to succeed


                               [LOGO] ScanSource

We're on a mission.

The mission is a simple one, and it's the same one that we made the founding principle of our company back in 1992.

The mission is empowerment.

At ScanSource, Inc. we're committed to empowering our technology solution provider customers to achieve new levels of success in specialty technology markets like automatic data collection (ADC), point-of-sale (POS) and voice, data and converged communications through programs and services that are second to none. We're committed to empowering our vendor partners by expanding the indirect sales channel to reach a greater number of customers on their behalf and by getting their products to market more efficiently. We're committed to empowering our shareholders by always working diligently to strengthen shareholder value. We're committed to empowering our employees by providing them with unlimited opportunities to build lasting, successful careers. And it is that commitment to empowerment that defines us, that drives us, that makes us who we are.

As the leading international value-added distributor of specialty technology products like automatic data collection, point-of-sale and converged communications, ScanSource, Inc. offers over 18,000 products from more than 50 of the industry's best-of-breed manufacturers. It's no secret that automatic data collection, point-of-sale and voice, data and converged communications technologies are some of the technology industry's fastest growing. These revolutionary products are helping companies around the globe become more efficient and more productive, which ultimately drives down the overall cost of doing business. And because these innovations offer profitable new opportunities for solution providers, it is our focused and single-minded goal to empower them to enter and thrive in these markets.

The company includes two sales units - ScanSource and Catalyst Telecom - as well as an independently managed business unit, ChannelMax. The ScanSource sales unit provides ADC and POS products such as bar code scanners and thermal bar code printers, mobile data collection terminals, wireless 802.11 networks, computer-based point-of-sale terminals, receipt printers, cash drawers, keyboards and related peripherals. The Catalyst Telecom sales unit offers voice, data and converged communications products like key, hybrid and PBX phone systems, voicemail, fax-on-demand, interactive voice response, unified messaging, videoconferencing and other solutions.

ChannelMax is an independently managed business unit that provides logistics and fulfillment services to specialty technology manufacturers from its 240,000-square-foot distribution center in Memphis, Tennessee. ChannelMax's web-based logistics solution is designed to improve delivery lead-times and order fill-rates for manufacturers while allowing them to focus less on filling orders and more on developing new technology and products. Further, it also offers solution providers the opportunity to become e-enabled for the future through Black Arrow. This offering creates customized web storefronts specifically designed for solution providers of specialty technology, allowing them to quickly and inexpensively offer online ordering to their end user customers, as well as conduct web-based marketing and more.

[GRAPHIC of building appears here]
ScanSource's headquarters and principal sales office is located in Greenville, South Carolina. The company also has satellite sales offices in Georgia, California, Washington, New Jersey, New York, Arizona, Canada and Mexico, each serviced by a state-of-the-art, 240,000-square-foot distribution center that is centrally located in Memphis, Tennessee.

At ScanSource and Catalyst Telecom, there's one mission: empowerment. And no matter what happens in the years ahead, that mission will remain at the core of who we are.

[GRAPHIC of man at computer appears here]
ScanSource's Custom Solution Configuration Team is located in a
25,000-square-foot, state-of-the-art facility housed inside our Memphis distribution center.

[GRAPHIC of man in in front of group appears here]
The Education Opportunities program provides ScanSource and Catalyst Telecom customers with the training they need to succeed in an ever-changing marketplace.

Empowering Solution Providers

We're dedicated to making it easy for our customers to succeed and prosper in the fast-growing specialty technology markets. In fact, our commitment to empowering solution providers is what drives us to always seek new ways to help our customers achieve growth and profitability. We call it esp. While we can't predict the future, our commitment to esp means we'll work to anticipate our customers' needs and develop world-class solutions to meet them. By taking advantage of our empowering resources and tools, our customers have more time to focus on what they do best - closing sales and building business.

Our complete lineup of empowerment tools includes:

Online Configuration Tools

Our convenient, Web-based "configurators" for scanners, POS, wireless, mobile computing, printers and networking help solution providers build complete systems quickly, allowing them to spend more time building business and closing deals. Best of all, these tools are available 24/7.

Custom Solution Configuration

ScanSource and Catalyst Telecom's Custom Solution Configuration Team provides assistance with product staging, operating system loading, custom software loading and configuration, final assembly and integration, testing and burning-in, complete rollout services and more. Our 25,000-square-foot, ISO 9002-certified solution configuration facility is staffed by manufacturer-trained technicians and is strategically located inside ScanSource's Memphis distribution center to allow for speed and efficiency in shipping the total solutions requested by our customers.

[GRAPHIC of esp logo appears here]

Online Ordering

Our complete catalog of more than 16,000 products from more than 50 top manufacturers is available 24/7. Our online ordering system also allows solution providers to check the real-time availability of our entire product inventory, see customer-specific pricing, track their shipments and more.

Education Opportunities

Our Education Opportunities program offers a complete curriculum of business-, technology- and human resources-related training designed specifically for specialty technology solution providers and offered via on-site learning, webinars, and self-paced programs. Our Empowerment Expo educational road show series makes stops in 12 major cities each year and is designed to recruit new solution providers to the industry and to build valuable relationships with our vendor partners and customers.

Lead Generation Tools

ScanSource and Catalyst Telecom's Lead Generation Tools offer customized direct mail pieces, custom catalogs, fax flyers, telemarketing, e-mail blasts, press releases, specialty items, event planning services and other marketing materials to help solution providers spread the word about their solutions and services.

Web Storefront Solutions

Through our partnership with Black Arrow, we provide e-commerce storefronts specifically designed for specialty technology solution providers, allowing them to sell the complete ScanSource/Catalyst Telecom catalog, as well as their company's software, services and more, over the Internet. These custom storefronts can be created in just a few days and complement the look and feel of the solution provider's existing website.

Power PartnersTM

ScanSource's Power PartnersTM program offers a higher level of service and support to qualifying solution providers, including an "Instant Access" technical support 800 number, flexible return policies, inclusion in our nationwide leads program, special product pricing, discounts on our empowerment tools and more.

[GRAPHIC of Black Arrow Screenshot appears here]

ScanSource's partnership with Black Arrow allows us to provide our customers with web storefront solutions that make it easy for them to create a convenient online sales channel.

partnership- (pa'art*ner*ship) the act of two or more entities aligning their respective forces to more efficiently achieve success partnership

[LOGOS of multiple companies appear here]

The people behind the power.

[GRAPHIC of Distribution Center appears here]
The ScanSource Distribution Center is staffed by more than 150 professionals who work to ensure that we make good on our promise of delivering high-quality technology solutions quickly.

teamwork-(teem*werk)
an interdependent passion and trust that allows groups of people to efficiently reach a common goal

ScanSource has consistently enjoyed strong growth since its inception in 1992. There are a number of factors that have contributed to that track record of success, but one of the most important is our dynamic, motivated team of employees. From the very beginning, we've made it a priority to encourage independence and decision-making among all of our employees. And our commitment to fostering an atmosphere of creativity, possibility, imagination and opportunity has resulted in a vibrant corporate culture that is uniquely our own.

Newcomers to ScanSource and Catalyst Telecom are often impressed not just by the entrepreneurial, energetic atmosphere here, but also by how important the concept of teamwork is to our company. Indeed, our employees relish the challenge of leadership while working within a team. The departments within our company don't just work together - they depend on each other, forming powerful partnerships that are dedicated to success. The bottom-line? All of our relationships are built on trust. Our employees believe in one another, which inspires our customers, vendor partners and shareholders to place their trust in us. We wouldn't have it any other way.

[GRAPHIC of man on telephone appears here]
Our Business Development Specialists are committed to assisting solution providers in identifying new sales opportunities, closing deals and working more closely with our manufacturer partners.

[GRAPHIC of woman at desk appears here]
The Credit Department is made up of a dedicated team whose mission is to help our customers access the resources they need to conduct business efficiently.

The strength of those relationships has been the driving force behind a large part of our success -- success that has regularly led to national recognition for our company. ScanSource was named one of the nation's 100 "Hot Growth Companies" by BusinessWeek magazine in June 2001, and was for the second consecutive year listed on that magazine's "InfoTech 200" list of the country's leading technology companies. In August 2001, ScanSource was named to Fortune's "100 Fastest Growing Companies in America" list, also for the second year in a row. In recent years, the company has also been included on similar rankings from Forbes and Deloitte & Touche. And we have consistently been awarded "Distributor of the Year" honors from the leading manufacturers in our industry. Through it all, the one constant has been our dedicated team of people - the people behind the power.

[GRAPHIC of women and children appears here]
The ScanSource Charitable Foundation is governed entirely by ScanSource, Inc. employees and is designed to apply donations of time and resources directly to local families and schools in need.

[GRAPHIC of two women in Customer Service Department appear here]
When our customers need assistance on a variety of questions and challenges, ScanSource's Customer Service Department stands ready to serve them.

We've built a reputation for attracting enthusiastic, out-of-the-box thinkers to our company. And while it is precisely that brand of thinking that has helped us surge ahead, our employees also find time to devote their creative energies to more than just business. The ScanSource Charitable Foundation is operated entirely by ScanSource, Catalyst Telecom and ChannelMax employees and is funded solely by employees, our vendor partners and the company. Throughout the year, the Foundation works to assist local families and schools in need through donations of both financial aid and of time, labor and resources.

At ScanSource and Catalyst Telecom, our growth has been founded upon a belief system, a shared vision and a relentless dedication to our core values:

o We believe in honesty and integrity in everything we do

o We believe each employee's opinion counts and deserves respect

o We highly value our customers and vendors and are committed to meeting their needs quickly and fairly

o We protect our company resources to benefit those who depend on us, such as our employees and shareholders

o We encourage innovation and creativity from every employee, in every department

o We are committed to helping those less fortunate in our communities by giving our time, talents and resources

To Our Shareholders:

"The past year was one of the most significant in the history of our company."

[PHOTO of Mike Baur]
Mike Baur
President and Chief Executive Officer

The past year was one of the most significant in the history of our company. While changing economic forces posed new challenges for companies large and small, ScanSource, Inc. once again demonstrated the brand of steady, consistent growth that our shareholders, vendor partners and others have come to expect from us. Our determined, focused commitment to empowering our solution provider customers and vendor partners for new success in the specialty technology marketplace - and our continued dedication to strengthening shareholder value - led us to seek out new and exciting opportunities for growth, and resulted in another strong year for ScanSource and Catalyst Telecom.

In Fiscal Year 2001, we recorded large gains in sales for the ninth consecutive year, earning $631 million in revenue as compared to $497 million for the year ended on June 30, 2000. Further, net income rose 20 percent to $16.5 million as compared to $13.8 million for the previous year. And earnings per share increased 16 percent to $2.69 per share, moving up from $2.31 per share in Fiscal Year 2000.

We vigorously pursued new customers, new markets and new avenues for growth in 2001. ScanSource acquired Positive ID Wholesale, a leading distributor of automatic data collection (ADC) and point-of-sale (POS) equipment. This move, finalized in July, further entrenched our ScanSource sales unit as the largest and strongest distributor of its kind in North America, and provided us with new opportunities to expand our sales to more customers. The acquisition also resulted in the addition of experienced employees in sales, technical support and professional services to our team, deepening our talent pool and strengthening the resources we provide to our customers.

Of further significance, ScanSource signed a distribution agreement with NCR, giving us a partnership with a world leader in point-of-sale solutions and adding one of the most recognizable brands in the industry to our product lineup. In addition to broadening our product line, the agreement also exposed our company to a number of new customers and reinforced our position as the market's source for the highest quality POS and ADC equipment. We look forward to a prosperous relationship with NCR and to the continued success of longstanding partnerships with manufacturers such as Symbol Technologies, IBM Retail Solutions, Zebra Technologies and Intermec Technologies.

In May, ScanSource, Inc. purchased the voice, data and converged communications unit of distributor Pinacor and merged it with our telephony sales unit, Catalyst Telecom. The addition expanded the Catalyst Telecom sales team and enhanced our efforts to further build upon our sales growth in the voice and data marketplace with Avaya. Indeed, the Catalyst sales unit continued to experience robust growth in this market throughout the past year, a fact that is evidenced by our selection as the sole distributor of Intel's groundbreaking new Converged Communications Platform - a standards-based, application-ready platform that allows solution providers to consolidate many communication applications from multiple vendors onto a single system.

Our ChannelMax business unit turned in a solid performance during the past year, offering an end-to-end Web-based inventory and distribution service for manufacturers and solution providers that is built to drive costs out of the supply chain and bring new efficiency to the channel. Of particular note, ChannelMax formed an agreement to begin providing logistics and e-fulfillment services for Expanets, the nation's largest mid-market networked communications solution provider, which added to the services it already provides for leading technology manufacturers.

We brought a renewed focus and energy to our mission of empowering solution providers in 2001 by expanding the complete lineup of tools and services we provide to customers. We call this offering of tools esp, and it's how we empower our customers to succeed and thrive in the specialty technology marketplace. Over the past few months, we have enhanced such services as our Online Configuration and Lead Generation Tools, making it easier for solution providers to build complete systems on the Internet and to access marketing services that can help them reach new customers. Our Education Opportunities program offers technology- and business-related training that is designed exclusively to meet the needs of our customer base and to help them prepare for the challenges of the future. And our Web Storefront Solutions allow solution providers to quickly develop cost-efficient web storefronts, where they can offer the entire ScanSource/Catalyst Telecom product lineup online. We also offer Custom System Integration, Online Ordering, the Power Partners program and much more in our ongoing effort to empower solution providers for growth.

On a similar note, ScanSource and Catalyst Telecom each debuted powerful new Web sites this year that include added functionality and a variety of new features. The sites serve as our headquarters on the World Wide Web and are designed to provide new convenience to our customers, making it easier than ever for them to efficiently get the information they need about anything relating to the technology we offer. We also organized a Solutions Engineering Team using resources from our Wireless Business Development Team and our Professional Services Group. This team of business and technical experts provide assistance and support on a variety of technology opportunities for our customers, helping solution providers identify new opportunities and expand their sales to include other types of technology.

As in recent years, our continued growth has drawn national attention. Our stock was recently named to the reconstituted Russell 2000 Index - one of the most widely recognized stock indices for small-cap companies. The ranking is based solely on market capitalization and is used by the financial community as a benchmark for investment consideration. ScanSource was also named one of the nation's "100 Hot Growth Companies" by BusinessWeek magazine based on sales and earnings growth and other factors, as well as to that magazine's "InfoTech 100" ranking of the country's top performers in the information technology sector. The BusinessWeek listings follow the similar recognition our company has received in recent years from Fortune, Forbes, Deloitte&Touche and others.

As we look to the future, we do so with an eye toward efficiently delivering these innovative products and solutions to customers throughout the world. We recently opened a sales office for our ADC and POS business in Mexico City and have already begun an aggressive effort to attract customers there while continuing to utilize our existing, state-of-the-art 240,000-square-foot Memphis distribution center to quickly fulfill customer orders in Mexico. Further, we are developing strategic plans with the support of our key vendors to expand our business across Latin America and Europe during 2002.

While economic conditions may come and go, one thing that will never change is our steadfast commitment to empowering our solution provider customers and vendor partners, and to strengthening shareholder value. That is the mission that defines us, and it is that banner that we will carry into the future. These are truly exciting times for ScanSource, Inc. I hope you'll join me in looking forward to the years ahead with excitement and anticipation.

Sincerely,
/s/ Mike L. Baur

vision-(vizh'*en)
1. ability to vividly
perceive way to
future success
2. keen insight

[CHART appears here]
Earnings per Share
1994  1995  1996  1997  1998  1999  2000  2001
$.23  $.50  $.90  $.75  $.95  $1.32 $2.31 $2.69
FISCAL YEAR ENDED JUNE 30

[CHART appears here]
Net Sales
1994  1995  1996  1997  1998  1999  2000 2001
$16   $34   $56   $100  $183  $298  $497 $631
FISCAL YEAR ENDED JUNE 30
($ IN MILLIONS)

[CHART appears here]
Operating Income
1994  1995  1996  1997  1998  1999  2000  2001
$.6   $1.6  $2.8  $4.8  $7.7  $12.2 $22.9 $28.8
FISCAL YEAR ENDED JUNE 30
($ IN MILLIONS)

                            Selected Financial Data
   The selected financial data below should be read in conjunction with "Management's Discussion and Analysis" and the Company's consolidated financial statements and related notes thereto included elsewhere in this annual report.
   The following statement of income data and balance sheet data was derived from the Company's consolidated financial statements. The Company's consolidated financial statements for the year ended June 30, 2001 have been audited by Deloitte & Touche LLP. The Company's consolidated financial statements for the years ended June 30, 2000, 1999, 1998, and 1997 have been audited by KPMG LLP.

                                       Fiscal Year Ended June 30,
                               -----------------------------------------------
                                1997      1998      1999      2000      2001
                               -------  --------  --------  --------  --------
                                  (In thousands, except per share data)
Statement of Income Data:
Net sales....................  $99,839  $182,795  $297,717  $497,421  $630,744
Cost of goods sold...........   86,024   159,410   263,941   443,716   556,919
                               -------  --------  --------  --------  --------
  Gross profit...............   13,815    23,385    33,776    53,705    73,825
Selling, general and
 administrative expenses.....    8,940    15,620    21,410    30,685    44,857
Amortization of intangibles..       81       113       137       147       170
                               -------  --------  --------  --------  --------
  Total operating expenses...    9,021    15,733    21,547    30,832    45,027
                               -------  --------  --------  --------  --------
Operating income.............    4,794     7,652    12,229    22,873    28,798
Interest income (expense),
 net.........................     (380)      160       103      (639)   (2,034)
Other income (expense), net..      (85)     (305)     (470)      --       (207)
                               -------  --------  --------  --------  --------
  Total other income
   (expense).................     (465)     (145)     (367)     (639)   (2,241)
                               -------  --------  --------  --------  --------
Income before income taxes...    4,329     7,507    11,862    22,234    26,557
Provision for income taxes...    1,556     2,736     4,392     8,449    10,093
                               -------  --------  --------  --------  --------
  Net income.................  $ 2,773  $  4,771  $  7,470  $ 13,785  $ 16,464
                               =======  ========  ========  ========  ========
Basic net income per share...  $  0.80  $   0.99  $   1.37  $   2.48  $   2.90
                               =======  ========  ========  ========  ========
Basic weighted average shares
 outstanding.................    3,481     4,833     5,460     5,556     5,683
                               =======  ========  ========  ========  ========
Diluted net income per
 share.......................  $  0.75  $   0.95  $   1.32  $   2.31  $   2.69
                               =======  ========  ========  ========  ========
Diluted weighted average
 shares outstanding..........    3,704     5,035     5,661     5,969     6,124
                               =======  ========  ========  ========  ========
                                             As of June 30,
                               -----------------------------------------------
                                1997      1998      1999      2000      2001
                               -------  --------  --------  --------  --------
                                              (In thousands)
Balance Sheet Data:
Working capital..............  $20,496  $ 48,154  $ 51,160  $ 80,544  $ 95,802
Total assets.................   40,268    72,112   125,727   205,880   287,171
Total long-term obligations
 (including current
 portion)....................    5,391     6,580     1,697    26,592    26,414
Total shareholders' equity...   18,650    49,781    58,702    74,466    93,362

                                       8

                     Management's Discussion and Analysis
   The following discussion and analysis contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. This discussion and analysis should be read in conjunction with "Selected Financial Data" and the Financial Statements and the Notes thereto included elsewhere in this Annual Report.
Overview
   ScanSource, Inc. is a leading distributor of specialty technology products, providing both value-added distribution sales to technology resellers and Internet-based fulfillment to manufacturers and others in specialty technology markets. The Company markets automatic data capture (ADC) and point-of-sale
(POS) products through its ScanSource sales unit and business telephone equipment through its Catalyst Telecom sales team. The Company's ChannelMax unit provides logistics for customers who enter orders primarily over the web.
   The Company was incorporated in December 1992, is headquartered in Greenville, South Carolina and serves North America from a single, centrally located distribution center located near the FedEx hub in Memphis, Tennessee. The single warehouse and strong management information system form the cornerstone of the Company's cost-driven operational strategy which has caused operating income to grow at an average annual growth rate of 56.6% over the past five years, while sales have grown at an average annual rate of 58.5% to $630.7 million over the same period.
   Distribution Segment. The Company's distribution segment sells products exclusively to technology resellers and integrators in markets which are large and growing. Key ADC vendors include Symbol, Intermec and Zebra, and some leading POS lines include IBM, NCR and Epson. Avaya Communication is the Company's premier business telephone partner, while Intel/Dialogic supplies key components for the computer and telephone convergence market. Growth in net sales has been principally driven by intensive marketing efforts to recruit new reseller customers, competitive product pricing, selective expansion of the Company's product line, and strategic acquisitions.
   In January 2001, the ScanSource sales team signed a contract giving it exclusive rights to distribute NCR's full line of POS products. In May 2001, the Company purchased the operating assets of the business phone division of Pinacor, Inc., one of two competitors who sold Avaya voice products. This unit was merged into the Catalyst Telecom sales team, allowing them to expand sales to former Pinacor customers from a new western sales office in Tempe, Arizona.
   E-Logistics Segment. The e-logistics business segment, called ChannelMax, provides real-time inventory availability and web catalog, order entry, order tracking and logistics for companies in the ADC and business phone markets. This unit also creates customized web storefronts that integrate with a reseller's website, allowing resellers to offer on-line ordering and marketing to their customers. Revenue in this unit has grown primarily as its key accounts, Symbol, Avaya and Expanets, have expanded the number of orders they want to have fulfilled by the ChannelMax team.
   Cost Control/ Profitability. The Company's operating income growth has been driven by increasing gross profit and disciplined control of operating expenses. The Company's business strategy features a scalable information system, streamlined management, and centralized distribution, enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. From its inception, the Company has tightly managed its general and administrative expenses by maintaining strong cost
                                       9

                     Management's Discussion and Analysis
controls. While these cost control initiatives have helped control costs, this has been partially offset by costs associated with new initiatives including investments in new markets such as telephones and electronic commerce, expansion into a new geographic market in Canada, increased marketing costs to recruit resellers, and enhancements of employee benefit plans to retain employees.
Results of Operations
   The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

                                                  Fiscal Year Ended June 30,
                                                  ----------------------------
                                                    1999      2000      2001
                                                  --------  --------  --------
Net sales........................................    100.0%    100.0%    100.0%
Cost of goods sold...............................     88.7      89.2      88.3
                                                  --------  --------  --------
 Gross profit....................................     11.3      10.8      11.7
Selling, general and administrative expenses.....      7.2       6.2       7.1
Amortization of intangibles......................      0.0       0.0       0.0
                                                  --------  --------  --------
 Total operating expenses........................      7.2       6.2       7.1
                                                  --------  --------  --------
Operating income.................................      4.1       4.6       4.6
Interest expense, net............................     (0.1)     (0.1)     (0.4)
Other expense, net...............................      0.0       0.0       0.0
                                                  --------  --------  --------
 Total other expense.............................     (0.1)     (0.1)     (0.4)
                                                  --------  --------  --------
Income before income taxes.......................      4.0       4.5       4.2
Provision for income taxes.......................      1.5       1.7       1.6
                                                  --------  --------  --------
 Net income......................................      2.5       2.8       2.6
                                                  ========  ========  ========

Comparison of Fiscal Years Ended June 30, 2001, 2000 and 1999
   Net Sales. Net sales increased by 26.8% to $630.7 million in fiscal 2001 from $497.4 million in fiscal 2000, and increased by 67.1% in fiscal 2000 from $297.7 million in fiscal 1999. The Company is organized into two business segments. Sales through value-added distribution increased 24.4% to $562.2 million in 2001, from $452.1 million in 2000, and rose by 66.3% in 2000 from $271.9 million in 1999. E-logistics sales (net of intersegment sales) increased 51.2% to $68.5 million in 2001 from $45.3 million in 2000, and increased by 75.6% in 2000 from $25.8 million in 1999. Sales in Canada have been less than 5.0% of the Company's total sales in each year presented. Growth in net sales resulted primarily from additions to the Company's sales force, competitive product pricing, selective expansion of its product line, increased marketing efforts to specialty technology resellers, and the acquisition of Pinacor, Inc. in May 2001.
   Gross Profit. Cost of sales is comprised of purchase costs and freight, net of early payment and volume discounts. Gross profit increased by 37% to $73.8 million in fiscal 2001 from $53.7 million in fiscal 2000, and increased by 59% in fiscal 2000 from $33.8 million in fiscal 1999. Gross profit as a percentage of net sales was 11.7% in fiscal 2001, 10.8 % in fiscal 2000, and 11.3% in fiscal 1999. Gross margins from value-added distribution were 12.1%, 10.8% and 11.7% for the years ended June 30, 2001, 2000 and 1999, respectively. The variation in gross profit as a percentage of net sales was a result of a change in the mix of sales between lower- and higher-margin products and volume
                                      10

                     Management's Discussion and Analysis
discounts provided to resellers on large orders. Gross margins for e-logistics (net of intersegment profits) were 8.6% in 2001, 10.6% in 2000, and 7.3% in 1999. E-logistics gross margins varied based upon the mix of customers served in each of the three years and was higher in 2000 due to a higher mix of fee-based programs relative to lower gross-margin product sales programs.
   Operating Expenses. Operating expenses increased by 46.1% to $45.0 million in fiscal 2001 from $30.8 million in fiscal 2000, and increased by 43.1% in fiscal 2000 from $21.5 million in fiscal 1999. Operating expenses as a percentage of net sales increased to 7.1% in fiscal 2001, from 6.2% in fiscal 2000, following a decrease from 7.2% in fiscal 1999. The increase in operating expenses as a percentage of sales in 2001 resulted from increased marketing costs to reach resellers, a profit sharing contribution to enhance the Company's 401k plan benefit, a donation to charity, and higher depreciation expense due to the November 1999 purchase of a new distribution center and its subsequent furnishing and expansion. The decrease in 2000 operating expenses as a percentage of net sales resulted from efficiencies gained through increased sales volumes.
   Operating Income. For reasons discussed above, operating income increased by 26% to $28.8 million in fiscal 2001 from $22.9 million in fiscal 2000, and increased by 87.0% in fiscal 2000 from $12.2 million in fiscal 1999, driven by the improvement in gross profit as described above. Operating income as a percentage of net sales was 4.6% in fiscal 2001, 4.6 % in fiscal 2000, and 4.1% in fiscal 1999.
   Total Other Income (Expense). Other income (expense) consists principally of net interest expense and other expense. Net interest expense in 2001 included interest of $2,853,000 paid on the Company's line of credit and long-term debt, offset by interest income of $819,000 principally collected from customers. The substantial increase in interest expense in 2001 resulted from interest incurred on two new notes payable to bank, aggregating a principal balance of $7.7 million at June 30, 2001, and interest incurred on additional borrowings on the Company's line of credit to finance the Company's additional working capital requirements. Other expense, net, of $207,000 in 2001, consisted of a loss on an equity investment and minority interest on the Company's majority-owned subsidiary. Other income (expense) in fiscal 2000 consisted primarily of $855,000 of interest paid on the Company's line of credit, offset by $216,000 of interest income. Other income (expense) in fiscal 1999 consisted primarily of $470,000 of warehouse closing costs and interest income of $302,000, offset by $199,000 of interest expense.
   Provision for Income Taxes. Income tax expense was $10.1 million, $8.4 million, and $4.4 million, in fiscal 2001, 2000 and 1999, respectively, reflecting an effective tax rate of 38.0%, 38.0% and 37.0%, respectively.
   Net Income. For reasons discussed above, net income increased by 19.4% to $16.5 million in fiscal 2001 from $13.8 million in fiscal 2000, and increased by 84.5% in fiscal 2000 from $7.5 million in fiscal 1999. Net income as a percentage of net sales was 2.6% for fiscal 2001, 2.8% for fiscal 2000 and 2.5% for fiscal 1999.
                                      11

                     Management's Discussion and Analysis


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

                                                     Three Months Ended
                          --------------------------------------------------------------------------------
                                      Fiscal 2000                              Fiscal 2001
                          ---------------------------------------  ---------------------------------------
                          Sept. 30,  Dec. 31,  Mar. 31,  June 30,  Sept. 30,  Dec. 31,  Mar. 31,  June 30,
                            1999       1999      2000      2000      2000       2000      2001      2001
                          ---------  --------  --------  --------  ---------  --------  --------  --------
Net sales...............  $ 113,179  $113.922  $120,391  $149,929  $ 156,286  $146,187  $155,237  $173,034
Cost of goods sold......    102,159   100,707   107,021   133,829    139,366   128,918   135,240   153,395
                          ---------  --------  --------  --------  ---------  --------  --------  --------
 Gross profit...........     11,020    13,215    13,370    16,100     16,920    17,269    19,997    19,639
Selling, general and
 administrative
 expenses...............      6,681     8,411     8,040     7,552     10,233    10,436    12,387    11,801
Amortization of
 intangibles............         34        34        34        46         46        46        32        46
                          ---------  --------  --------  --------  ---------  --------  --------  --------
 Total operating
  expenses..............      6,715     8,445     8,074     7,598     10,279    10,482    12,419    11,847
                          ---------  --------  --------  --------  ---------  --------  --------  --------
Operating income........      4,305     4,770     5,296     8,502      6,641     6,787     7,578     7,792
Interest income
 (expense), net.........         98      (146)     (272)     (331)      (475)     (483)     (798)     (278)
Other income (expense),
 net....................          7         8        (2)      (--)       (--)       40       (--)     (247)
                          ---------  --------  --------  --------  ---------  --------  --------  --------
 Total other income
  (expense).............        105      (138)     (274)     (331)      (475)     (443)     (798)     (525)
                          ---------  --------  --------  --------  ---------  --------  --------  --------
Income before income
 taxes..................      4,410     4,632     5,022     8,171      6,166     6,344     6,780     7,267
Income taxes............      1,676     1,760     1,909     3,104      2,343     2,411     2,575     2,764
                          ---------  --------  --------  --------  ---------  --------  --------  --------
 Net income.............  $   2,734  $  2,872  $  3,113  $  5,067  $   3,823  $  3,933  $  4,205  $  4,503
                          ---------  --------  --------  --------  ---------  --------  --------  --------
Basic net income per
 share..................  $    0.50  $   0.52  $   0.56  $   0.90  $    0.68  $   0.69  $   0.74  $   0.79
                          =========  ========  ========  ========  =========  ========  ========  ========
Basic weighted average
 shares outstanding.....      5,512     5,531     5,577     5,604      5,648     5,693     5,703     5,709
                          =========  ========  ========  ========  =========  ========  ========  ========
Diluted net income per
 share..................  $    0.47  $   0.48  $   0.51  $   0.85  $    0.62  $   0.64  $   0.69  $   0.73
                          =========  ========  ========  ========  =========  ========  ========  ========
Diluted weighted average
 shares outstanding.....      5,850     5,994     6,057     5,975      6,139     6,154     6,060     6,144
                          =========  ========  ========  ========  =========  ========  ========  ========

                                                     Three Months Ended
                          --------------------------------------------------------------------------------
                                      Fiscal 2000                              Fiscal 2001
                          ---------------------------------------  ---------------------------------------
                          Sept. 30,  Dec. 31,  Mar. 31,  June 30,  Sept. 30,  Dec. 31,  Mar. 31,  June 30,
                            1999       1999      2000      2000      2000       2000      2001      2001
                          ---------  --------  --------  --------  ---------  --------  --------  --------
Net sales...............      100.0%    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%
Cost of goods sold......       90.3      88.4      88.9      89.3       89.2      88.2      87.1      88.7
                          ---------  --------  --------  --------  ---------  --------  --------  --------
 Gross profit...........        9.7      11.6      11.1      10.7       10.8      11.8      12.9      11.4
Selling, general and
 administrative
 expenses...............        5.9       7.4       6.7       5.0        6.5       7.1       8.0       6.8
Amortization of
 intangibles............        0.0       0.0       0.0       0.0        0.0       0.0       0.0       0.0
                          ---------  --------  --------  --------  ---------  --------  --------  --------
 Total operating
  expenses..............        5.9       7.4       6.7       5.0        6.6       7.2       8.0       6.8
                          ---------  --------  --------  --------  ---------  --------  --------  --------
Operating income........        3.8       4.2       4.4       5.7        4.2       4.6       4.9       4.5
Interest income
 (expense), net.........        0.1      (0.1)     (0.2)     (0.2)      (0.3)     (0.3)     (0.5)     (0.2)
Other income (expense),
 net....................        --        --        --        --         --        --        --       (0.1)
                          ---------  --------  --------  --------  ---------  --------  --------  --------
 Total other income
  (expense).............        0.1      (0.1)     (0.2)     (0.2)      (0.3)     (0.3)     (0.5)     (0.3)
                          ---------  --------  --------  --------  ---------  --------  --------  --------
Income before income
 taxes..................        3.9       4.1       4.2       5.5        3.9       4.3       4.4       4.2
Provision for income
 taxes..................        1.5       1.6       1.6       2.1        1.5       1.6       1.7       1.6
                          ---------  --------  --------  --------  ---------  --------  --------  --------
 Net income.............        2.4       2.5       2.6       3.4        2.4       2.7       2.7       2.6
                          =========  ========  ========  ========  =========  ========  ========  ========

                     Management's Discussion and Analysis
Liquidity and Capital Resources
   The Company's primary sources of liquidity are cash provided by operating activities, borrowings under the Company's revolving credit facility, and, from time to time, proceeds from the exercise of stock options.
   Effective July 2001, the Company has a new line of credit agreement with its bank group which extends to September 2003 with a borrowing limit of the lesser of (i) $80 million ($50 million under the agreement in place at June 30, 2001) or (ii) the total of 85% of eligible accounts receivable plus 50% of eligible inventory. The facility bears interest at the 30 day LIBOR rate of interest plus a rate varying from 1.00% to 2.50% tied to the Company's funded debt to earnings before interest, taxes, depreciation and amortization ratio ranging from 2.5:1 to 4.25:1 (from 1.25% to 2.50% tied to the Company's debt to net worth ratio ranging from .75:1 to 2.75:1 under the agreement in place at June 30, 2001). Borrowings under the revolving credit facility are collateralized by accounts receivable and eligible inventory. The agreement contains certain financial covenants including minimum net worth, capital expenditure limits and a maximum of debt to tangible net worth ratio, and the payment of cash dividends is prohibited. The effective interest rate at June 30, 2001 was 6.04% and the outstanding balance on the line of credit was $17.1 million, leaving $32.9 million available for additional borrowings at June 30, 2001.
   Cash provided by operating activities was $19.6 million in 2001, principally resulting from the Company's net income, a $59.2 million increase in trade payables, offset by a $12.8 million increase in trade receivables, and a $43.9 million increase in inventories. Cash used in operating activities was $23.5 million in 2000, principally resulting from the Company's net income, a $38.9 million increase in trade payables, offset by a $21.2 million increase in trade receivables, and a $51.4 million increase in inventories. Cash provided by operating activities was $21.5 million in 1999, principally resulting from the Company's net income, a $45.7 million increase in trade payables, offset by a $11.0 million increase in trade receivables, and $18.8 million increase in inventories.
   Cash used in investing activities for fiscal 2001 of $24.9 million, included $17.3 million for the acquisition of Pinacor, a phone distributor, and $7.6 million for capital expenditures. In fiscal 2000, cash was used in investing activities primarily for $6.6 million of capital expenditures and a $7.0 million building purchase. In fiscal 1999, cash was used in investing activities primarily for $2.1 million of capital expenditures.
   Cash provided by financing activities for fiscal 2001 was $1.3 million, primarily from the closing of a real estate loan for $7.8 million and proceeds from stock option exercises of $1.5 million, offset by net payments on the line of credit of $7.8 million. In fiscal 2000, cash provided by financing activities was $26.5 million, primarily from $24.9 million of advances on the Company's line of credit and proceeds from stock option exercises of $1.6 million. In fiscal 1999, cash used in financing activities was $4.2 million, primarily from net payments of $4.9 million on the line of credit, offset by $0.7 million of proceeds from stock option exercises.
   The Company believes that it has sufficient liquidity to meet its forecasted cash requirements for at least the next year.
                                      13

                     Management's Discussion and Analysis
Backlog
   The Company does not consider backlogs to be material to its business. Virtually all orders are filled within 24 hours of receipt.
Recent Accounting Pronouncements
   Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts and hedging activities. The adoption of SFAS No. 133 had no effect on the Company's financial position or results of operations.
   In July 2001, the Financial Accounting Standards Board ("FASB") approved two new accounting standards related to the accounting for business combinations, and goodwill and other intangible assets. The standards, SFAS No. 141 and 142, (i) immediately prohibit the use of the pooling-of-interests method of accounting for business combinations which were not initiated prior to June 30, 2001, (ii) require that goodwill not be amortized in any circumstance, and (iii) require that goodwill be tested for impairment annually or when events or circumstances occur between annual tests indicating that goodwill for a reporting unit might be impaired. SFAS No. 142 takes effect for the Company's fiscal year beginning July 1, 2002. However, the Company is considering early adoption of SFAS No. 142, permitted by the standard, on July 1, 2001. Upon adoption, the Company will be required to cease amortization of its remaining unamortized goodwill balance and will be required to perform an impairment test based on a fair value concept of its existing goodwill (the Company currently assesses recoverability of goodwill based on estimated undiscounted future cash flows). The Company has not completed an analysis of the potential impact, if any, of the impairment test of goodwill upon adoption of SFAS No. 142; however, amortization of existing goodwill, which was approximately $137,000, $147,000 and $170,000 for the years ended June 30, 1999, 2000 and 2001, respectively, will cease upon adoption.
Impact of Inflation
   The Company has not been adversely affected by inflation as technological advances and competition within specialty technology markets has generally caused prices of the products sold by the Company to decline. Management believes that any price increases could be passed on to its customers, as prices charged by the Company are not set by long-term contracts.
Forward Looking Statements
   Certain of the statements contained in this annual report to shareholders as well as in the Company's other filings with the Securities and Exchange Commission that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company cautions readers of this report that a number of important factors could cause the Company's activities and/or actual results in fiscal 2002 and beyond to differ materially from those expressed in any such forward-looking statements. These factors include, without limitation, the Company's dependence on vendors, product supply, senior management, centralized functions, and third-party shippers, the Company's ability to compete successfully in a highly
                                      14

                     Management's Discussion and Analysis
competitive market and manage significant additions in personnel and increases in working capital, the Company's entry into new products markets in which it has no prior experience, the Company's susceptibility to quarterly fluctuations in net sales and results of operations, the Company's ability to manage successfully price protection or stock rotation opportunities associated with inventory value decreases, and other factors described in
Exhibit 99.1 to the Annual Report on Form 10-K, into which portions of this annual report to shareholders are incorporated by reference, and other reports and documents filed by the Company with the Securities and Exchange Commission.
Quantitative and Qualitative Disclosures About Market Risks
   The Company's principal exposure to changes in financial market conditions in the normal course of its business is a result of its selective use of bank debt and, to a much lesser extent, transacting business in Canadian currency in connection with its Canadian operations.
   The Company is exposed to changes in interest rates primarily as a result of its borrowing activities, which includes a revolving credit facility with a bank used to maintain liquidity and fund the Company's business operations. The nature and amount of the Company's debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of the Company's interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements, but the Company does not believe such risk is material. A hypothetical 100 basis point increase or decrease in interest rates on borrowings on the Company's revolving line of credit would have resulted in an approximate $333,000 increase or decrease in fiscal 2001 pre-tax income. The Company does not currently use derivative instruments to adjust the Company's interest rate risk profile.
   The Company is minimally exposed to changes in foreign exchange rates in connection with its Canadian operations. It is the Company's policy to enter into foreign currency transactions only to the extent considered necessary to support its Canadian operations. The amount of the Company's cash deposits denominated in Canadian currency has not been, and is not expected to be, material. Furthermore, the Company has no capital expenditure or other purchase commitments denominated in any foreign currency. The Company does not utilize forward exchange contracts, currency options or other traditional hedging vehicles to adjust the Company's foreign exchange rate risk profile. The Company does not enter into foreign currency transactions for speculative purposes. Foreign currency gains and losses are included in selling, general and administrative expenses.
   The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. On the basis of the fair value of the Company's market sensitive instruments at June 30, 2001, the Company does not consider the potential near-term losses in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates to be material.
                                      15

                       SCANSOURCE, INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets
                             June 30, 2000 and 2001

                          Assets                              2000      2001
                          ------                            --------  --------
                                                               (Amounts in
                                                               thousands)
Current assets:
  Cash..................................................... $  4,612  $    594
                                                            --------  --------
  Receivables:
    Trade, less allowance for doubtful accounts of $5,464
     and $6,765 at June 30, 2000 and 2001, respectively....   66,983    86,917
    Other..................................................    3,060     8,118
                                                            --------  --------
                                                              70,043    95,035
  Inventories..............................................  101,654   157,468
  Prepaid expenses and other assets........................      451       640
  Deferred income taxes....................................    8,632     9,904
                                                            --------  --------
      Total current assets.................................  185,392   263,641
                                                            --------  --------
Property and equipment:
  Land.....................................................    1,485     1,485
  Building and improvements................................   12,135    13,493
  Furniture, fixtures and equipment........................    9,953    16,025
                                                            --------  --------
                                                              23,573    31,003
  Less accumulated depreciation............................   (5,183)   (9,257)
                                                            --------  --------
                                                              18,390    21,746
Intangible assets, net.....................................    1,635     1,277
Other assets...............................................      463       507
                                                            --------  --------
      Total assets......................................... $205,880  $287,171
                                                            ========  ========

               Liabilities and Shareholders' Equity
               ------------------------------------
Current liabilities:
  Current portion of long-term debt............................... $     26 $    444
  Trade accounts payable..........................................   98,627  157,847
  Accrued expenses and other liabilities..........................    5,083    9,548
  Income taxes payable............................................    1,112      --
                                                                   -------- --------
      Total current liabilities...................................  104,848  167,839
                                                                   -------- --------
Borrowings under revolving credit facility........................   24,919   17,104
Long-term debt....................................................    1,647    8,866
                                                                   -------- --------
      Total liabilities...........................................  131,414  193,809
                                                                   -------- --------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, no par value; 3,000,000 shares authorized, none
   issued.........................................................      --       --
  Common stock, no par value; 10,000,000 shares authorized;
   5,610,875 and 5,711,414 shares issued and outstanding at June
   30, 2000 and 2001, respectively................................   42,140   44,572
  Retained earnings...............................................   32,326   48,790
                                                                   -------- --------
      Total shareholders' equity..................................   74,466   93,362
                                                                   -------- --------
      Total liabilities and shareholders' equity.................. $205,880 $287,171
                                                                   ======== ========

          See accompanying notes to consolidated financial statements.
                                       16

                       SCANSOURCE, INC. AND SUBSIDIARIES
                       Consolidated Statements of Income
                    Years ended June 30, 1999, 2000 and 2001

                                                    1999      2000      2001
                                                  --------  --------  --------
                                                    (Amounts in thousands,
                                                    except per share data)
Net sales........................................ $297,717  $497,421  $630,744
Cost of goods sold...............................  263,941   443,716   556,919
                                                  --------  --------  --------
    Gross profit.................................   33,776    53,705    73,825
Selling, general and administrative expenses.....   21,410    30,685    44,857
Amortization of intangibles......................      137       147       170
                                                  --------  --------  --------
    Total operating expenses.....................   21,547    30,832    45,027
                                                  --------  --------  --------
    Operating income.............................   12,229    22,873    28,798
Other expense (income):
  Interest expense...............................      199       855     2,853
  Interest income................................     (302)     (216)     (819)
  Other expense..................................      470       --        207
                                                  --------  --------  --------
    Other expense, net...........................      367       639     2,241
                                                  --------  --------  --------
    Income before income taxes...................   11,862    22,234    26,557
Provision for income taxes.......................    4,392     8,449    10,093
                                                  --------  --------  --------
    Net income................................... $  7,470  $ 13,785  $ 16,464
                                                  ========  ========  ========
Per share data:
  Basic:
    Earnings per share........................... $   1.37  $   2.48  $   2.90
                                                  ========  ========  ========
    Weighted-average shares outstanding..........    5,460     5,556     5,683
                                                  ========  ========  ========
  Diluted:
    Earnings per share........................... $   1.32  $   2.31  $   2.69
                                                  ========  ========  ========
    Weighted-average shares outstanding..........    5,661     5,969     6,124
                                                  ========  ========  ========

           See accompanying notes to consolidated financial statements.
                                       17

                       SCANSOURCE, INC. AND SUBSIDIARIES
                Consolidated Statements of Shareholders' Equity
                    Years ended June 30, 1999, 2000 and 2001

                                             Common   Common
                                              Stock    Stock   Retained
                                            (Shares)  (Amount) Earnings  Total
                                            --------- -------  -------- -------
                                              (Amounts in thousands, except
                                                       share data)
Balance at June 30, 1998................... 5,353,310 $38,710  $11,071  $49,781
  Issuance of stock due to exercise of
   options, net............................   150,202     663      --       663
  Tax benefit of deductible compensation
   arising from exercise of stock options..       --      788      --       788
  Net income...............................       --      --     7,470    7,470
                                            --------- -------  -------  -------
Balance at June 30, 1999................... 5,503,512  40,161   18,541   58,702
  Issuance of stock due to exercise of
   options, net............................   107,363   1,505      --     1,505
  Tax benefit of deductible compensation
   arising from exercise of stock options..       --      474      --       474
  Net income...............................       --      --    13,785   13,785
                                            --------- -------  -------  -------
Balance at June 30, 2000................... 5,610,875  42,140   32,326   74,466
  Issuance of stock due to exercise of
   options, net............................   100,539   1,466      --     1,466
  Tax benefit of deductible compensation
   arising from exercise of stock options..       --      966      --       966
  Net income...............................       --      --    16,464   16,464
                                            --------- -------  -------  -------
Balance at June 30, 2001................... 5,711,414 $44,572  $48,790  $93,362
                                            ========= =======  =======  =======

          See accompanying notes to consolidated financial statements.
                                       18

                       SCANSOURCE, INC. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                    Years ended June 30, 1999, 2000 and 2001

                                                    1999      2000      2001
                                                  --------  --------  --------
                                                    (Amounts in thousands)
Cash flows from operating activities:
  Net income..................................... $  7,470  $ 13,785  $ 16,464
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Depreciation.................................    1,119     2,531     4,264
    Amortization of intangible assets............      137       147       170
    Provision for doubtful accounts..............   (3,582)   (2,983)   (2,570)
    Deferred income tax benefit..................   (2,770)   (3,649)   (1,191)
    Tax benefit of stock option exercise.........      788       474       966
    Changes in operating assets and liabilities:
      Trade receivables..........................  (10,994)  (21,226)  (12,766)
      Other receivables..........................     (919)     (617)   (4,330)
      Inventories................................  (18,838)  (51,372)  (43,872)
      Prepaid expenses and other assets..........     (196)       13      (189)
      Trade accounts payable.....................   45,699    38,899    59,220
      Accrued expenses and other liabilities.....    2,701       634     4,465
      Income taxes payable.......................    1,131       (19)   (1,112)
      Other noncurrent assets....................     (251)     (159)       62
                                                  --------  --------  --------
        Net cash provided by (used in) operating
         activities..............................   21,495   (23,542)   19,581
                                                  --------  --------  --------
Cash flows from investing activities:
  Capital expenditures...........................   (2,081)   (6,588)   (7,619)
  Purchase of building...........................      --     (6,990)      --
  Cash paid for business acquisitions............      --        --    (17,268)
                                                  --------  --------  --------
        Net cash used in investing activities....   (2,081)  (13,578)  (24,887)
                                                  --------  --------  --------
Cash flows from financing activities:
  Advances (payments) on revolving credit, net...   (4,861)   24,919    (7,815)
  Exercise of stock options......................      663     1,555     1,466
  Proceeds from long-term debt borrowings........      --        --      7,856
  Repayments of long-term debt borrowings........      (22)      (24)     (219)
                                                  --------  --------  --------
        Net cash provided by (used in) financing
         activities..............................   (4,220)   26,450     1,288
                                                  --------  --------  --------
Increase (decrease) in cash......................   15,194   (10,670)   (4,018)
Cash at beginning of year........................       88    15,282     4,612
                                                  --------  --------  --------
Cash at end of year.............................. $ 15,282  $  4,612  $    594
                                                  --------  --------  --------
Supplemental information:
  Interest paid.................................. $    186  $  1,009  $  2,869
                                                  ========  ========  ========
  Income taxes paid.............................. $  3,261  $  8,563  $ 11,605
                                                  ========  ========  ========

          See accompanying notes to consolidated financial statements.
                                       19

                       SCANSOURCE, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years Ended June 30, 1999, 2000 and 2001
(1) Business Description and Summary of Significant Accounting Policies Business Description
   ScanSource, Inc. is a leading distributor of specialty technology products, providing both value-added distribution sales to technology resellers and Internet-based fulfillment to manufacturers and others in specialty technology markets. The Company markets automatic data capture and point-of-sale products through its ScanSource sales unit and business telephone equipment through its Catalyst Telecom sales team. The Company's ChannelMax unit provides logistics services for customers who enter orders primarily over the web.
 Consolidation Policy
   The consolidated financial statements include the accounts of ScanSource, Inc. ("Company") and its majority-owned subsidiaries. ScanSource currently owns 95% (see Note 4) of its e-logistics subsidiary, ChannelMax, whose minority interest is insignificant at June 30, 2001 and 2000. All significant intercompany accounts and transactions have been eliminated.
 Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant financial statement estimates include the allowance for uncollectible accounts receivable and inventory reserves to reduce inventories to the lower of cost or market. Management determines the estimate of the allowance for uncollectible accounts considering a number of factors, including historical experience, aging of the accounts and the credit worthiness of its customers. Management determines the inventory reserves to reduce inventories to the lower of cost or market based principally on the effects of technological changes, quantities of goods on hand, and other factors. Management believes that its estimates provided in the financial statements, including those for the above-described items, are reasonable. However, actual results could differ from those estimates.
 Revenue Recognition
   Revenues are recognized for the sale of products upon shipment. The Company provides a reserve for estimated product returns and allowances. The Company also has arrangements in which it earns a service fee determined as a percentage of the value of products shipped on behalf of the manufacturer who retains the risk of ownership and credit loss. Such service fees earned by the Company are included in net sales.
 Shipping and Handling Costs
   Costs related to shipping and handling products sold to the Company's customers are charged to cost of goods sold as incurred.
                                      20

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
 Advertising Costs
   The Company defers advertising related costs until the advertising is first run in trade or other publications or in the case of brochures, until the brochures are printed and available for distribution. Advertising costs, after vendor reimbursements under co-operative advertising agreements, were not significant in any of the three years ended June 30, 2001.
 Vendor Programs
   Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to product costs, or a reduction of selling, general and administrative expenses according to the nature of the program.
   The Company does not provide warranty coverage on its product sales. However, to maintain customer relations, the Company facilitates vendor warranty policies by accepting for exchange, with the Company's prior approval, most defective products within 30 days of invoicing.
 Inventories
   Inventories (consisting of automatic data capture, point-of-sale, business phone and computer telephony equipment) are stated at the lower of cost (first-in, first-out method) or market.
 Long-Lived Assets
   Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 2 to 5 years for furniture and equipment, 40 years for the building, and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.
   Intangible assets consist primarily of goodwill, which is being amortized on a straight-line basis over 5 to 15 years. Accumulated amortization was $703,000 and $761,000 at June 30, 2000 and 2001, respectively.
   The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. No impairment has been recognized in the accompanying consolidated statements of income.
 Concentration of Credit Risk
   The Company sells its products generally on net 20-day terms to a large base of value-added resellers throughout North America. The Company performs ongoing credit evaluations of its customer's financial condition and generally does not require collateral.
                                      21

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
 Income Taxes
   The Company records income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
 Accounting for Stock-Based Compensation
   Statement of Financial Accounting Standards ("SFAS") No. 123 allows an entity to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock options granted as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures of SFAS No. 123.
 Fair Value of Financial Instruments
   The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of financial instruments such as accounts receivable, accounts payable, accrued liabilities and borrowings under revolving credit facility (see Note 3) approximate fair values, based upon either short maturities or variable interest rates of these instruments.
 Comprehensive Income
   Comprehensive income is recognized as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income was the same as net income in each of the three years ended June 30, 2001.
 Foreign Currency
   Foreign currency transaction gains and losses are included in selling, general and administrative expenses. Net currency transaction losses were less than $100,000 in each of the three years ended June 30, 2001. Translation gains and losses were insignificant in each of the three years ended
June 30, 2001.
 Recent Accounting Pronouncements
   Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts and hedging activities. The adoption of SFAS No. 133 had no effect on the Company's financial position or results of operations.
                                      22

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
   In July 2001, the Financial Accounting Standards Board ("FASB") approved two new accounting standards related to the accounting for business combinations, and goodwill and other intangible assets. The standards, SFAS No. 141 and 142, (i) immediately prohibit the use of the pooling-of-interests method of accounting for business combinations which were not initiated prior to June 30, 2001, (ii) require that goodwill not be amortized in any circumstance, and (iii) require that goodwill be tested for impairment annually or when events or circumstances occur between annual tests indicating that goodwill for a reporting unit might be impaired. SFAS No. 142 takes effect for the Company's fiscal year beginning July 1, 2002. However, the Company is considering early adoption of SFAS No. 142, permitted by the standard on July 1, 2001. Upon adoption, the Company will be required to cease amortization of its remaining unamortized goodwill balance and will be required to perform an impairment test using a fair value concept of its existing goodwill (the Company currently assesses recoverability of goodwill based on estimated undiscounted future cash flows). The Company has not completed an analysis of the potential impact, if any, of the impairment test of goodwill upon adoption of SFAS No. 142; however, amortization of existing goodwill, which was approximately $137,000, $147,000 and $170,000 for the years ended June 30, 1999, 2000 and 2001, respectively, will cease upon adoption.
 Reclassifications
   Certain prior year amounts have been reclassified to conform with the current year presentation in the accompanying financial statements.
(2) Revolving Credit Facility
   The Company has a line of credit agreement with a bank extending to September 2002 with a borrowing limit of the lesser of (i) $50 million or (ii) the total of 85% of eligible accounts receivable plus 50% of eligible inventory. The facility bears interest at the 30-day LIBOR rate of interest plus a rate varying from 1.25% to 2.50% tied to the Company's debt to net worth ratio ranging from .75:1 to 2.75:1. The revolving credit facility is collateralized by accounts receivable and eligible inventory. The agreement contains certain financial covenants, including minimum net worth, capital expenditure limits, a maximum debt to tangible net worth ratio, and the payment of cash dividends is prohibited. The effective interest rate at June 30, 2001 was 6.04% and the outstanding balance on the line of credit was $17.1 million, leaving $32.9 million available for additional borrowings at June 30, 2001. The Company was in compliance with the various covenants at June 30, 2001.
   See Note 11 for subsequent increases in available line of credit.
                                      23

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
(3) Long-term Debt
   Long-term debt consists of the following at June 30, 2000 and 2001:

                                                            June 30,   June 30,
                                                              2000       2001
                                                           ---------- ----------
   Note payable to a bank, secured by distribution center
    land and building (net book value of $6,747,000 at
    June 30, 2001); monthly payments of principal and
    interest of $65,000; 6.19% variable interest rate;
    maturing in 2005.....................................  $      --  $7,168,000
   Note payable to a bank, secured by office, land and
    building (net book value of $3,151,000 at June 30,
    2001); monthly payments of principal and interest of
    $15,000; 9.19% fixed interest rate; maturing in
    2006.................................................   1,673,000  1,646,000
   Note payable to a bank, secured by motor coach (net
    book value of $513,000 at June 30, 2001); monthly
    payments of principal and interest of $7,000; 6.19%
    variable interest rate; maturing in 2006.............         --     496,000
                                                           ---------- ----------
                                                            1,673,000  9,310,000
   Less current portion..................................      26,000    444,000
                                                           ---------- ----------
                                                           $1,647,000 $8,866,000
                                                           ========== ==========

   The note payable secured by the distribution center contains certain financial covenants, including minimum net worth, capital expenditure limits, a maximum debt to tangible net worth ratio, and the payment of dividends is prohibited. The Company was in compliance with the various covenants at June 30, 2001.
   The fair value of long-term debt is estimated by discounting the scheduled payment streams to present value based on current rates for similar instruments and was approximately $1,717,000 and $9,501,000 at June 30, 2000 and 2001, respectively.
   Scheduled maturities of long-term debt at June 30, 2001 are as follows:

   2002.............................................................. $  444,000
   2003..............................................................    474,000
   2004..............................................................    505,000
   2005..............................................................    538,000
   2006..............................................................  5,879,000
   Thereafter........................................................  1,470,000
                                                                      ----------
   Total............................................................. $9,310,000
                                                                      ==========

(4) Stock Options and Earnings Per Share
 (a) Stock Option Plans:
  . The 1993 Incentive Stock Option Plan reserved 280,000 shares of common stock for issuance to key employees. The plan provides for three-year vesting of the options at a rate of 33%
                                      24

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
     annually. The options are exercisable over 10 years, and options are not to be granted at less than the fair market value of the underlying shares at the date of grant.
  . The Non-Employee Director Stock Option Plan reserved 100,000 shares of common stock for issuance to non-employee directors, and provides for vesting six months after grant date and an option term of 10 years. Options under this plan are automatically granted at fair market value for 5,000 shares of common stock per director on the day following the annual meeting of shareholders.
  . The amended 1997 Stock Incentive Plan reserved 600,000 shares of stock for issuance to officers, directors, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The term of each option is 10 years from the grant date.
   A summary of stock option activity for the years ended June 30, 1999, 2000 and 2001 is as follows:

                                   Weighted-           Weighted-           Weighted-
                                    Average             Average             Average
                           1999    Exercise    2000    Exercise    2001    Exercise
                          Shares     Price    Shares     Price    Shares     Price
                         --------  --------- --------  --------- --------  ---------
Options outstanding:
 Beginning of year......  731,483   $14.51    754,534   $14.70    823,208   $18.50
 Granted................  445,000    15.90    187,439    30.70    124,415    39.95
 Exercised.............. (150,202)    4.61   (105,864)   13.16   (100,039)   14.66
 Terminated............. (271,747)   17.43    (12,901)   16.40    (26,202)   18.57
                         --------            --------            --------
 End of year............  754,534    14.70    823,208    18.50    821,382    22.23
                         ========            ========            ========
Exercisable, end of
 year...................  358,117   $13.60    446,181   $15.18    527,594   $18.09
                         ========            ========            ========

   The following table summarizes information about stock options outstanding under the plans at June 30, 2001:

                 Options Outstanding                       Options Exercisable
     ------------------------------------------------    ---------------------------
                                          Weighted-
                                           Average                       Weighted-
                                          Remaining                       Average
        Range of           Number        Contractual       Number        Exercise
     Exercise Prices     Outstanding        Life         Exercisable       Price
     ---------------     -----------     -----------     -----------     ---------
     $8.63-15.38           274,653       5.77 years        231,727        $13.04
     16.50-21.13           279,062       6.20 years        227,550         17.30
     25.00-33.63           106,502       8.49 years         34,652         33.00
     35.38-54.75           161,165       9.26 years         33,665         42.80
                           -------                         -------
                           821,382                         527,594
                           =======                         =======

                                      25

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
 (b) Fair Value and Pro Forma Information
   The pro forma fair value of stock options granted by the Company has been estimated at the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

   Weighted-Average Assumptions                    1999      2000      2001
   ----------------------------                  --------  --------  --------
   Risk-free interest rate......................      4.8%      6.2%      5.3%
   Expected dividend yield......................      0.0%      0.0%      0.0%
   Expected volatility factor...................     41.7%     62.8%     75.7%
   Expected life................................ 10 years  10 years  10 years
   Per Share Weighted-Average
   --------------------------
   Pro forma fair value of stock options
    granted..................................... $   9.65  $  25.09  $  31.98

   The Company applies APB Opinion No. 25 in accounting for its stock options and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for stock options in its Plan under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                1999       2000        2001
                                             ---------- ----------- -----------
   Net income........... As Reported         $7,470,000 $13,785,000 $16,464,000
                                             ========== =========== ===========
                         Pro forma           $6,580,000 $11,883,000 $14,262,000
                                             ========== =========== ===========
   Earnings per share:
    Basic............... As Reported         $     1.37 $      2.48 $      2.90
                                             ========== =========== ===========
                         Pro forma           $     1.21 $      2.14 $      2.51
                                             ========== =========== ===========
    Diluted............. As Reported         $     1.32 $      2.31 $      2.69
                                             ========== =========== ===========
                         Pro forma           $     1.16 $      1.99 $      2.34
                                             ========== =========== ===========

   Pro forma net income reflects only options granted during the years ended June 30, 1999, 2000 and 2001. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the net income above because compensation cost is reflected over the options' vesting period of 3 years for options issued under the incentive stock option plans.
 (c) Stock Options of Subsidiary
   The Company's majority-owned subsidiary, ChannelMax, has reserved 500,000 shares of ChannelMax common stock for issuance to its officers, directors, employees, consultants or advisors under the ChannelMax, Inc. 2000 Stock Option Plan. This plan provides for incentive stock options and nonqualified options to be granted at exercise prices to be determined by its Board of Directors or a Committee designated by its Board of Directors, though incentive stock options are not to be granted at less than the fair market value of the underlying shares at the date of grant. The term of each option will not be greater than 10 years from the grant date.
                                      26

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
   A summary of stock option activity for the years ended June 30, 2000 and 2001 is as follows:

                                                     Weighted-         Weighted-
                                                      Average           Average
                                              2000   Exercise   2001   Exercise
                                             Shares    Price   Shares    Price
                                             ------- --------- ------- ---------
   Options outstanding:
   Beginning of year........................     --            117,000   $0.53
   Granted.................................. 117,000   $0.53   234,250   $0.71
                                             -------           -------
   End of year.............................. 117,000   $0.53   351,250   $0.65
                                             =======           =======
   Exercisable, end of year.................     --             78,083   $0.71
                                             =======           =======

   If all of the ChannelMax, Inc. stock options outstanding at June 30, 2001 were exercised, the Company's ownership percentage in ChannelMax, Inc. would be reduced from 95% to approximately 77%. The proforma effect on net income and earnings per share, if these options had been accounted for under SFAS No. 123, would have been insignificant in 2000 and 2001.
 (d) Earnings Per Share Reconciliation
   Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted-average number of common and potential common shares outstanding.

                                                                           Per
                                                                          Share
                                                      Income     Shares   Amount
                                                    ----------- --------- ------
   1999:
     Basic earnings per share...................... $ 7,470,000 5,460,000 $1.37
                                                                          =====
     Effect of dilutive stock options..............         --    201,000
                                                    ----------- ---------
     Diluted earnings per share.................... $ 7,470,000 5,661,000 $1.32
                                                    =========== ========= =====
   2000:
     Basic earnings per share...................... $13,785,000 5,556,000 $2.48
                                                                          =====
     Effect of dilutive stock options..............         --    413,000
                                                    ----------- ---------
     Diluted earnings per share.................... $13,785,000 5,969,000 $2.31
                                                    =========== ========= =====
   2001:
     Basic earnings per share...................... $16,464,000 5,683,000 $2.90
                                                                          =====
     Effect of dilutive stock options..............         --    441,000
                                                    ----------- ---------
     Diluted earnings per share.................... $16,464,000 6,124,000 $2.69
                                                    =========== ========= =====

                                      27

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
(5) Income Taxes
   Income tax expense (benefit) attributable to income before income taxes consists of:

                                            Current    Deferred       Total
                                          ----------- -----------  -----------
   Year ended June 30, 1999:
    U.S. Federal......................... $ 6,298,000 $(2,406,000) $ 3,892,000
    State and local......................     864,000    (364,000)     500,000
                                          ----------- -----------  -----------
                                          $ 7,162,000 $(2,770,000) $ 4,392,000
                                          =========== ===========  ===========
   Year ended June 30, 2000:
    U.S. Federal......................... $10,661,000 $(3,169,000) $ 7,492,000
    State and local......................   1,437,000    (480,000)     957,000
                                          ----------- -----------  -----------
                                          $12,098,000 $(3,649,000) $ 8,449,000
                                          =========== ===========  ===========
   Year ended June 30, 2001:
    U.S. Federal......................... $ 9,906,000 $(1,047,000) $ 8,859,000
    State and local......................   1,378,000    (144,000)   1,234,000
                                          ----------- -----------  -----------
                                          $11,284,000 $(1,191,000) $10,093,000
                                          =========== ===========  ===========

   A reconciliation of the U.S. Federal income tax expense statutory rate of 35% to the effective income tax expense is as follows:

                                               1999        2000       2001
                                            ----------  ---------- -----------
   U.S. Federal income tax at statutory
    rate..................................  $4,152,000  $7,782,000 $ 9,295,000
   Increase (decrease) in income taxes due
    to:
    State and local income taxes, net of
     Federal income tax benefit...........     325,000     622,000     802,000
    Other.................................     (85,000)     45,000      (4,000)
                                            ----------  ---------- -----------
                                            $4,392,000  $8,449,000 $10,093,000
                                            ==========  ========== ===========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at June 30, 2000 and 2001 are presented below:

                                                            2000       2001
                                                         ---------- ----------
   Deferred tax assets derived from:
     Allowance for doubtful accounts.................... $2,171,000 $2,571,000
     Reserve for inventories............................  5,978,000  6,616,000
     Nondeductible accrued expenses.....................    483,000    713,000
     Timing of amortization deduction for intangible
      assets............................................     95,000     35,000
     Timing of depreciation deduction for plant and
      equipment.........................................     49,000     32,000
                                                         ---------- ----------
       Net deferred tax asset........................... $8,776,000 $9,967,000
                                                         ========== ==========
   Current deferred tax asset........................... $8,632,000 $9,904,000
   Non-current deferred tax asset (included in other
    assets).............................................    144,000     63,000
                                                         ---------- ----------
                                                         $8,776,000 $9,967,000
                                                         ========== ==========

                                      28

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
   As of June 30, 2000 and 2001, no valuation allowance has been provided. Management believes that a valuation allowance is not necessary based upon the level of historical taxable income and the projections for future taxable income over the periods during which the temporary differences are deductible.
(6) Commitments and Contingencies
   The Company leases office space under noncancelable operating leases, which expire through June 2006. The Company also leases a portion of its building to third parties under noncancelable operating leases which expire through March 2004. Future minimum lease payments and rental income are as follows:

                                                                         Rental
                                                              Payments   Income
                                                             ---------- --------
   June 30:
     2002................................................... $  441,000 $138,000
     2003...................................................    340,000   67,000
     2004...................................................    270,000   12,000
     2005...................................................    157,000      --
     2006...................................................     11,000      --
                                                             ---------- --------
                                                             $1,219,000 $217,000
                                                             ========== ========

   Lease expense was approximately $759,000, $724,000 and $835,000 for the years ended June 30, 1999, 2000 and 2001, respectively. Rental income was approximately $331,000, $263,000 and $303,000 for the years ended June 30, 1999, 2000 and 2001, respectively.
   Contractual obligations to purchase warehouse management and customer relationship management software amounted to approximately $818,000 at June 30, 2001.
   The Company owns an equity interest in a limited liability company for which it has guaranteed debt up to approximately $525,000.
   A majority of the Company's net revenues in 1999, 2000 and 2001 were received from the sale of products purchased from the Company's top ten vendors. The Company has entered into written distribution agreements with substantially all of its major vendors. While the Company's agreements with most of its vendors contain standard provisions for periodic renewals, these agreements generally permit termination by either party without cause upon 30 to 120 days notice.
   The Company or its subsidiaries are from time to time parties of lawsuits arising out of operations. Although there can be no assurance, based upon information known to the Company, the Company believes that any liability resulting from an adverse determination of such lawsuits would not have a material adverse effect on the Company's financial condition or results of operations.
                                      29

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
(7) Employee Benefit Plan
   The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers all employees meeting certain eligibility requirements. For the years ended June 30, 1999, 2000 and 2001, the Company provided a matching contribution of $160,000, $148,000 and $205,000, respectively, which was equal to one-half of each participant's contribution, up to a maximum matching contribution per participant of $800 for 1999, 2000 and 2001. The Company determines its matching contributions annually and can make discretionary contributions in addition to matching contributions. In fiscal 2001, the Company made a discretionary profit-sharing contribution of approximately $1.6 million to qualifying employees' 401(k) accounts in an amount equal to approximately 8% of their salary for fiscal 2001. Also in fiscal 2001, the Company provided for an additional discretionary contribution of approximately $800,000 to participant 401(k) accounts. Employer contributions are vested over a period of 3 to 5 years.
(8) Segment Information
   The Company sells only in the United States and Canada. Its sales to Canada were $11,953,000, $19,489,000 and $16,129,000 for the three years ended June
30, 1999, 2000 and 2001, respectively.
   Prior to April 2000, the Company operated within a single reportable segment, value-added distribution. However, in the fourth quarter of fiscal 2000, the Company created its second business unit, an e-logistics unit called ChannelMax.
   The first reportable segment, valued-added distribution, offers approximately 18,000 products for sale in two primary categories: i) automatic data capture and point-of-sale equipment sold by the ScanSource sales team and
ii) business telephones and computer telephony integration devices sold by the Catalyst Telecom sales team. These products are sold to more than 11,000 resellers and integrators of technology products, who are geographically disbursed over North America in a pattern that mirrors population concentration. Of its customers, no single account represented more than 5% of the Company's net sales in 2001 and its largest accounts receivable amount was 5.1% of total accounts receivable at June 30, 2001.
   The second reportable segment, e-logistics, provides real-time inventory availability and web catalog, order entry, order tracking and logistics for manufacturers and others in the automatic data capture and business telephone markets. This unit serves less than 15 customers, the largest of whom accounted for less than 5% of total Company sales at June 30, 2001 and 9.3% of total accounts receivable at June 30, 2001. Certain e-logistics sales are recognized on a net revenue recognition basis (see Note 1).
   Beginning in 2001, the Company evaluates segment performance based on operating income. Segment results for 1999 and 2000 have been restated to conform to the current-year presentation. Intersegment sales consist primarily of fees charged by the e-logistics segment to the value-added distribution segment. All intersegment revenues and profits are eliminated in the accompanying consolidated financial statements.
                                      30

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
   Accounts receivable, a portion of inventories, and distribution center property and equipment can be identified by segment but cash, other current assets, other property and equipment and other noncurrent assets are not distinguishable between business segments.
   Operating results for each business unit are summarized below with historical data for 1999 and 2000 restated to conform to the new organizational structure:

                                           1999          2000          2001
                                       ------------  ------------  ------------
   Sales:
     Value-added distribution......... $271,901,000  $452,072,000  $562,251,000
     E-logistics......................   29,215,000    53,143,000    77,213,000
     Less intersegment sales..........   (3,399,000)   (7,794,000)   (8,720,000)
                                       ------------  ------------  ------------
                                       $297,717,000  $497,421,000  $630,744,000
                                       ============  ============  ============
   Operating income:
     Value-added distribution......... $ 11,907,000  $ 20,595,000  $ 25,955,000
     E-logistics......................      322,000     2,278,000     2,843,000
                                       ------------  ------------  ------------
                                       $  2,229,000  $ 22,873,000  $ 28,798,000
                                       ============  ============  ============
   Capital expenditures:
     E-logistics...................... $        --   $  8,732,000  $  3,210,000
     Corporate........................    2,081,000     4,846,000     4,409,000
                                       ------------  ------------  ------------
                                       $  2,081,000  $ 13,578,000  $  7,619,000
                                       ============  ============  ============
   Depreciation and amortization:
     E-logistics...................... $        --   $    160,000  $    934,000
     Corporate........................    1,256,000     2,518,000     3,500,000
                                       ------------  ------------  ------------
                                       $  1,256,000  $  2,678,000  $  4,434,000
                                       ============  ============  ============
   Assets:
     Value-added distribution......... $ 93,056,000  $168,637,000  $202,032,000
     E-logistics......................    8,731,000    21,040,000    45,693,000
     Corporate........................   23,940,000    16,203,000    39,446,000
                                       ------------  ------------  ------------
                                       $125,727,000  $205,880,000  $287,171,000
                                       ============  ============  ============

(9) Acquisition
   In May 2001, the Company's distribution segment purchased, at an auction conducted by the U.S. Bankruptcy Court, the operating assets of a business telephone distributor for approximately $17.3 million in cash. The acquisition was accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The purchase price was allocated to the fair value of net assets acquired, principally accounts receivable and inventories. The fair value of the accounts receivable and inventories acquired was based on preliminary estimates of amounts to be realized and may be revised if realization is different from the preliminary estimates. However, the ultimate determination of the fair value of the net assets acquired is not expected to have a significant effect on the Company's financial position or future results of operations.
                                      31

                       SCANSOURCE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                   Years Ended June 30, 1999, 2000 and 2001
   The following unaudited pro forma financial information shows the results of operations of the Company as though the acquisition had occurred as of July 1, 1999 or 2000, respectively. The unaudited pro forma financial information presented below does not purport to be indicative of the results of operations had the acquisition been consummated as of July 1, 1999 or July 1, 2000 or of the future results of operations of the combined businesses:

                                                                2000     2001
                                                              -------- --------
   Amounts in thousands, except per share data                   (Unaudited)
   Net sales................................................. $606,782 $723,241
   Net income................................................ $ 16,947 $ 18,387
   Basic earnings per share.................................. $   3.05 $   3.24
   Diluted earnings per share................................ $   2.84 $   3.00

(10) Related Party Transactions
   An officer of the Company is indebted to the Company under the terms of a secured loan to him, with an outstanding balance of approximately $231,000 and $333,000 at June 30, 2000 and 2001, respectively. The loan is included in other noncurrent assets in the accompanying consolidated balance sheets. The loan bears interest at 6.5%, with principal and interest due to be repaid in August 2002.
(11) Subsequent Events
   In July 2001, the Company closed on a new line of credit with its bank group extending to September 2003 with a borrowing limit of $80 million with pricing tied to the Company's funded debt to earnings before interest, taxes, depreciation and amortization, under terms similar to the agreement in place at June 30, 2001.
   In July 2001, the Company's distribution segment purchased the operating assets of a distributor of automatic data capture products for approximately $15 million in cash. The acquisition will be accounted for by the purchase method of accounting and, accordingly, the operating results will be included in the Company's consolidated results of operations from the date of acquisition. The allocation of the purchase price to the fair value of net assets acquired has not been completed. However, preliminary estimates indicate that approximately $4 million of goodwill will result from the acquisition.
                                      32

                         Independent Auditors' Report
The Board of Directors
ScanSource, Inc.:
   We have audited the accompanying consolidated balance sheet of ScanSource, Inc. and subsidiaries as of June 30, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ScanSource, Inc. and subsidiaries as of June 30, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. DELOITTE & TOUCHE LLP
Greenville, South Carolina
August 13, 2001
                                      33

                         Independent Auditors' Report
The Board of Directors
ScanSource, Inc.:
   We have audited the accompanying consolidated balance sheets of ScanSource, Inc. and subsidiaries as of June 30, 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the two-year period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ScanSource, Inc. and subsidiaries as of June 30, 2000 and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.
KPMG LLP
Greenville, South Carolina
August 16, 2000
                                      34

                   Management's Statement of Responsibility
   The management of ScanSource is responsible for the information contained in the financial statements and other parts of this report. The accompanying consolidated financial statements of ScanSource, Inc. and subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as accurate and factual as possible, management has communicated to all appropriate employees the requirements for accurate recordkeeping and accounting.
   The Company maintains a system of internal accounting controls designed to provide reasonable assurances for the safeguarding of assets and the reliability of financial records. The system is subject to continuous review with appropriate management follow-up action. Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, the Company has an effective and responsible system of internal accounting controls.
   The Company's independent accountants are responsible for conducting an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company and its subsidiaries in conformity with accounting principles generally accepted in the United States of America. There is an Audit Committee of the Board of Directors composed of three nonemployee directors who meet regularly with management and the independent accountants to discuss specific accounting, reporting and internal control matters. The independent accountants have full and free access to the Audit Committee.
                                      35

                          Price Range of Common Stock
   The Company's Common Stock is quoted on The Nasdaq National Market under the symbol "SCSC." The following table sets forth, for the periods indicated, the high and low closing prices of the Common Stock on The Nasdaq National Market.

                                                                    High   Low
                                                                   ------ ------
     Fiscal Year 2000
       First quarter.............................................. $31.38 $22.00
       Second quarter.............................................  45.13  25.00
       Third quarter..............................................  48.00  34.88
       Fourth quarter.............................................  38.88  26.25
     Fiscal Year 2001
       First quarter..............................................  67.63  37.63
       Second quarter.............................................  59.75  35.50
       Third quarter..............................................  40.98  30.94
       Fourth quarter.............................................  58.25  28.06

   On August 31, 2001, there were approximately 5,000 record and known beneficial holders of Common Stock.
Dividend Policy
   The Company has never declared or paid cash dividends on its Common Stock. Under the terms of the Company's revolving credit facility, the payment of cash dividends is prohibited.
                                      36

Board of Directors

Steven H. Owings
Chairman

Michael L. Baur
President &
Chief Executive Officer

Steven R. Fischer
President
Transamerica Business
Capital Corporation

James G. Foody
Business Consultant

John P. Reilly
Managing Partner
Keltic Financial
Services LLC

Management Team
Steven H. Owings
Chairman

Michael L. Baur
President and
Chief Executive Officer

R. Travis Collins
Chief Executive Officer -
ChannelMax

John K. Black
President -
Catalyst Telecom

Jeffery A. Bryson
Chief Financial Officer
and Treasurer

Robert S. McLain, Jr.
Vice President -
Marketing

Glen D.
(Buck) Baker
Vice President -
Merchandising

R. Scott Benbenek
Vice President -
Merchandising

Farrar R. Pittman
Vice President - Sales
& Merchandising

Sharon M. Huffman
Vice President - Sales

William T. Mauldin
Vice President -
Operations

William D. Dueger
Vice President -
European Sales

Gregory B. Dixon
Chief Technology Officer

Stock Listing
The Company's Stock is traded on
The Nasdaq National Market under
the symbol SCSC.

General Counsel
Alston & Bird LLP
Charlotte, North Carolina

Transfer Agent
First Union National Bank
Charlotte, North Carolina

Independent Accountants
Deloitte & Touche LLP
Greenville, South Carolina

Shareholder Inquiries
ScanSource, Inc., welcomes inquiries from its shareholders and other interested investors. For further information or a copy of SEC form 10K, contact our Investor Relations Department at (800) 944-2439, ext. 4375, or by e-mail at investor@scansource.com.

Annual Meeting
The annual meeting of shareholders
of the Company will be held at
10:00 a.m. on December 6 at the
GSP Airport Marriott, 1 Parkway East,
Greenville, South Carolina.

Corporate Headquarters
Greenville, South Carolina
864-288-2432

Professional Services Group
Norcross, Georgia
800-292-3631

Sales Offices
Lake Forest, California
800-944-2432

Bellingham, Washington
800-830-2422

Cranford, New Jersey
908-931-1212

Richmond, British Columbia
604-303-9711

Buffalo, New York
800-944-2432

Tempe, Arizona
800-790-2029

Mexico City, Mexico
011-525-5406-111

[BACK COVER is graphic of empowerment continued from front cover]