Form 10-K, Exhibit 13
period 2002-06-30
SCANSOURCE INC
filed 2002-09-30
CIK 918965

Exhibit 13.1

[SCANSOURCE LOGO]
(Photos of people using products distributed by ScanSource Companies, of wives, of a man smiling, and graphics of a bar code)

2002 Annual Report

INSIDE:
Inside Front Cover/Page One:

(Photos of people using products distributed by ScanSource Companies, of a man smiling, of foreign currencies, and graphics of a bar code)

Technology that is making companies around the world more productive and efficient.

Services and tools that are making it easier for specialty technology providers to thrive in their chosen markets.

Logistical excellence that enables businesses across the globe to get the solutions they need when they need them.

(Logos of ScanSource, Catalyst Telecom, Channel Max and Paracon)

ScanSource, Inc. at a Glance

ScanSource, Inc. {Nasdaq: SCSC} is the leading international value-added distributor of specialty technology products like automatic data collection (ADC), point-of-sale (POS), voice, data and converged communications. Serving only technology solution providers, ScanSource offers over 23,000 products from more than 60 of the industry’s best-of-breed manufacturers. Our core mission is clear—to empower solution providers with services and tools that help make it easy for them to succeed in these markets.

The company has two distribution segments—one serving North America from a Memphis distribution center, and an international segment serving Latin America and Europe. The North American segment includes three sales units—ScanSource, Catalyst Telecom and Paracon. The ScanSource sales unit provides ADC and POS products such as bar code scanners and printers, mobile data collection terminals, wireless networks, computer-based point-of-sale terminals, receipt printers, cash drawers, keyboards and related peripherals. The Catalyst Telecom sales unit offers voice, data and converged communications products like key, PBX phone systems, voicemail, interactive voice response, voice-over-IP, unified messaging, videoconferencing and other solutions. The Paracon sales unit provides converged communications and computer telephony integration (CTI) products.

ChannelMax is an independently managed business unit of ScanSource that provides logistics and fulfillment services for specialty technology manufacturers and large solution providers from a 233,000-square-foot distribution center in Memphis, Tennessee. ChannelMax offers a variety of services, including purchasing, inventory management, multiple order-entry options, and pick, pack and shipping services and more on a third-party basis, allowing its clients to focus less on fulfillment and more on delivering their core business value.

(Photos of products and people using products distributed by ScanSource Companies)

(Graphics showing two globes)

(Headline) A Growing Company with International Reach

ScanSource is growing in more ways than those that show up on the income statement and balance sheet. Over the past year, we’ve truly become an international company.

In Fiscal Year 2002, ScanSource Latin America was established to serve solution providers in Latin America from its home base in Miami, FL. Likewise, ScanSource Europe opened for business with headquarters and a distribution center in Liege, Belgium, and sales offices in the United Kingdom and France.

ScanSource’s corporate headquarters and principal sales office is located in Greenville, South Carolina. The company also has satellite sales offices in Georgia, California, Washington, New Jersey, New York, Arizona, Canada and Mexico, each serviced by the distribution center that is centrally located in Memphis, Tennessee.

(Spanish translation of: ScanSource is growing in more ways than those that show up on the income statement and balance sheet. Over the past year, we’ve truly become an international company that reaches customers in countries throughout the world.)

(Photos of people using products distributed by ScanSource Companies and of foreign currencies)

(French translation of: ScanSource is growing in more ways than those that show up on the income statement and balance sheet. Over the past year, we’ve truly become an international company that reaches customers in countries throughout the world.)

(Headline) Anticipating Customer Needs. Delivering Solutions to Meet Them.

At ScanSource, we don’t just respond to the changing needs of our solution provider customers. We anticipate them and develop solutions to meet them.

As such, our commitment to empowering solution providers is more than a marketing slogan—it’s our reason for being. We call that commitment “esp,” and while it doesn’t mean we can see the future, it does mean we’re always keeping our eyes on what’s next so that we can provide our customers with the world-class tools they need to succeed in the marketplace of tomorrow.

ScanSource offers such value-added services as:

•	Reseller Education and Training
•	Custom Solutions Center
•	Technical Services
•	Expert Logistics
•	Financing and Credit Solutions
•	Reseller Marketing Support
•	Business Development
•	Online Configuration Tools
•	Web Storefront Solutions
•	Technology Partner Program
•	Professional Services
•	Partner Programs

(Chart appears here)

Net Income

2002	2001	2000
$20.2	$16.5	$13.8

Fiscal Year Ended June 30
        ($ in Millions)

(Spanish translation of: ScanSource is growing in more ways than those that show up on the income statement and balance sheet. Over the past year, we’ve truly become an international company that reaches customers in countries throughout the world.)
(Headline) Stability and Strength.

(Group photo of ScanSource, Inc. executive team)

ScanSource’s experienced team of executive-level leaders provides a strong backbone for our company, helping to develop and deliver on our vision for the future. Many members of our executive team have been with the company since its earliest days, providing them with unique insight into ScanSource’s mission and culture. In every department and in every office in our company, our team consists of motivated, creative individuals with a profound understanding of the two-tiered distribution channel and the technology marketplace. Going forward, our executive team will continue to provide the stability and strength that have become hallmarks of our company.

(Group photo of ScanSource executives, including President and CEO Mike Baur, Catalyst Telecom President John Black, Vice President of Administration and Investor Relations Jeff Bryson, Executive Vice President of Corporate Operations Scott Benbenek, Executive Vice President of Corporate Operations Andrea Meade, Vice President of Marketing Bobby McLain, Chief Executive Officer of ChannelMax Travis Collins, Paraon President Clay Sorensen, President of ScanSource Latin America Elias Botbol, Managing Director of ScanSource Europe Stephanie Greasley, Chief Technology Officer Greg Dixon, Vice President of Sales Shari Huffman, Vice President of Merchandising Buck Baker, Vice President of Sales Farrar Pittman, Vice President of Merchandising Yvette More, Vice President of Merchandising Paul Constantine and Vice President of Merchandising Garry Harper)

(French translation of: ScanSource is growing in more ways than those that show up on the income statement and balance sheet. Over the past year, we’ve truly become an international company that reaches customers in countries throughout the world.)

(Graphic of “ESP”—Part of ScanSource’s “Empowering Solution Providers” brand statement)
empowering solution providers
ScanSource Proudly Partners With These Leading Manufacturers:

Adtran, Advantech Network Computing, APC Legendary Reliability, APC Cash Drawer, Artisoft, Avaya, Axiohm, Bogen Communications, Inc., Braxtel Communications, Cherry, Citizen, Cognitive, DatacardGroup, Datamax, Duvoice, ELO Touchsystems, Eltron, Envox, Epson, Esna, Excendia, CHHP, IBM Business Partner, IC Verify, Idtech, Intel, Intermec, Ithaca, Itox, IT Linx, iVoice, Javelin, Loftware, Inc.

Logic Controls, Magtek, Metrologic, MCK Communications, MultiTech Systems, MMF, 3M Touch Solutions, NSC, NCR, Object World, Opticon, Pai Lamax, Paxar, Pioneer Pos, Inc. Plantronics, Polycom, Powerware, e, PSC, RedRock, RioScan, RJS, Nath, Spectrum, Symbol, Taske Technology, Teklynx, Unitech, Veramark, VeriFone, Viewmagic, Zebra

Translation of ESP below:

(Graphic of “ESP”—Part of ScanSource’s “Empowering Solution Providers” brand statement)

empowering solution providers
empowering solution providers

(Photo of Mike Baur, President and CEO)

(Graphics of a bar code)

(Headline) To Our Shareholders:

During the past year, ScanSource experienced growth and expansion of a kind unlike any other since our company’s beginnings in 1992. While steady growth has been a standard for ScanSource since its inception, an unprecedented series of external events posed formidable challenges to us and to many other companies during Fiscal Year 2002. But despite difficult times for the national economy and lingering uncertainties for the overall business environment following the 9/11 attacks, our dedicated team of employees again helped ScanSource deliver the strong results that have come to be expected of us. In many ways, our company’s performance this year has been its most impressive achievement yet, and gives promise of continued growth and opportunity for ScanSource.

On behalf of everyone at ScanSource, I’m pleased to share with you the results of another great year. In Fiscal Year 2002, we posted significant gains in sales for the ninth consecutive year—$842 million in revenue as compared to $631 million for the year ended June 30, 2001. At the same time, net income rose to $20 million as compared to $16.5 million for the previous year. And earnings per share increased to $3.21 per share, moving up from $2.69 per share in Fiscal Year 2001.

ScanSource truly became a international company in 2002. When the year began, we were in the early stages of our plans to bring our brand of logistical excellence and world-class services to value-added reseller customers in Europe and Latin America. Today, we have established businesses in those regions due to a combination of strategic acquisitions and our own start-up initiatives abroad. In November 2001, ScanSource purchased NetPoint

(Chart appears here)

Net Sales

2002	2001	2000
$842	$631	$497

Fiscal Year Ended June 30
        ($ In Millions)

(Spanish translation of: On behalf of everyone at ScanSource, I’m pleased to share with you the results of another great year. In Fiscal Year 2002, we posted significant gains in sales for the ninth consecutive year—$842 million in revenue as compared to $631 million for the year ended June 30, 2001. At the same time, net income rose to $20 million as compared to $16.5 million for the previous year. And earnings per share increased to $3.21 per share, moving up from $2.69 per share in Fiscal Year 2001.)

(Photo of Mike Baur, President and CEO)

(French translation of: On behalf of everyone at ScanSource, I’m pleased to share with you the results of another great year. In Fiscal Year 2002, we posted significant gains in sales for the ninth consecutive year—$842 million in revenue as compared to $631 million for the year ended June 30, 2001. At the same time, net income rose to $20 million as compared to $16.5 million for the previous year. And earnings per share increased to $3.21 per share, moving up from $2.69 per share in Fiscal Year 2001.)

International, a leading value-added distributor of automatic data collection (ADC) and point-of-sale (POS) equipment to Latin America to create ScanSource Latin America. Based in Miami, ScanSource Latin America serves customers in countries throughout South America and the Caribbean, allowing us to offer a larger inventory of products and more value-added services than had previously been available to specialty technology resellers there. Beginning October 1, 2002, ScanSource Latin America also has responsibility for our existing sales office in Mexico.

In January 2002, we opened a European headquarters in Belgium, where we established a sales office and a distribution center to serve European resellers—a sizable group that had not previously been served by a strong two-tier distributor channel. The newly created ScanSource Europe soon opened sales offices in France, and we further bolstered our presence overseas in May 2002 through our purchase of ABC Technology Distribution, a leading ADC/POS distributor based in the United Kingdom. The acquisition of ABC provided ScanSource with an established foothold into the European marketplace and allowed us to add a strong team of employees with a deep understanding of that market. We also augmented our efforts in both Latin America and Europe by holding a series of Empowerment Expo educational road shows in locations there. The seminars were attended by hundreds of technology resellers in Mexico, Miami, England and France, and were designed to provide them with information and training that will make it easier for them to break into and succeed in ADC, POS and wireless markets.

Also in January 2002, ScanSource announced the creation of a new sales unit—named Paracon—to focus on the fast-growing converged communications market. Paracon offers converged communication products from Intel, and it was formerly a part of our Catalyst Telecom sales unit, which now focuses exclusively on Avaya-based voice, data and converged communication solutions. The new structure allows our company to provide a unique executive and sales focus to our strategic relationships with both Intel and Avaya, and to give resellers who specialize in these solutions the dedicated attention they require.

(Graphics depicting Business Week and Fortune magazines with headlines regarding lists of high-growth companies that include ScanSource)

(Graphic of “ESP”—Part of ScanSource’s “Empowering Solution Providers” brand statement)

(Spanish translation of: ScanSource continued to build upon our core mission of empowering solution providers in 2002. We remain committed to offering world-class tools and services to our customers—services that we believe are second to none in our industry.)

(Headline) Letter to Shareholders continued:

Our ChannelMax business unit, which provides logistics and e-fulfillment services to both manufacturers and resellers, announced a new supply chain management contract with Expanets in December. The agreement allowed ChannelMax to expand its relationship with and provide fulfillment services to Expanets, Avaya’s largest mid-market networked communications solution provider. And in an effort to strengthen our logistics services and position our company to better serve customers for the future, we made substantial investments in our Information Technology infrastructure this year, rolling out a state-of-the-art Warehouse Management System at our Memphis distribution center and a powerful Customer Relationship Management package utilized by departments throughout our company.

ScanSource continued to build upon our core mission of empowering solution providers in 2002. We remain committed to offering world-class tools and services to our customers—services that we believe are second to none in our industry. Because that commitment to “esp” is such an integral part of our identity and purpose, we have expanded and enhanced our service offerings to provide our customers with even more resources that they can rely on to help them grow their businesses. In October 2001, ScanSource purchased Outsourcing Unlimited, Inc. (OUI), an Atlanta-based provider of training, programming and implementation services to the Avaya voice and data marketplace. Joining forces with OUI enabled our Catalyst Telecom unit to offer its customers a proven group of qualified implementation and training contractors and programming service providers, as well as an innovative lineup of web-based project management tools.

Our company’s continued growth hasn’t gone unnoticed. For the third consecutive year, ScanSource was named to Fortune magazine’s “100 Fastest-Growing Companies” list, which is compiled based on growth in earnings per share, revenue growth and total shareholder return. Likewise, we were recognized by BusinessWeek magazine as one of the nation’s “100 Hot Growth Companies” for the third consecutive year. BusinessWeek also once again named ScanSource to its “InfoTech 100” list—which annually ranks the country’s top performers in the information technology sector—and placed us higher than any other wholesale technology distributor based on criteria that included shareholder return, return on equity, revenue growth and total revenues.

While we will always be cognizant of new markets and new opportunities for our company to grow, our core markets of automatic data collection, point-of-sale, voice and data, and converged communications offer us new avenues for growth. As we look to the future, we’ll continue to invest substantially in our core markets with an eye towards building them to greater levels in the years ahead.

Fiscal Year 2002 was not an easy year for the technology industry. Some of our partners’ growth slowed due to the weakness of the overall economy, and the trying economic atmosphere posed a true challenge to our company as we worked to build on our track record of significant growth. But with a clear-eyed commitment to empowering solution providers, to empowering our vendor partners and to strengthening shareholder value, ScanSource’s employees demonstrated yet again that our core mission is still as sound and viable as ever. Despite the success of the last 10 years, we believe our best days are still ahead of us. I eagerly anticipate the days and years to come, and look forward to bringing you more good news in the future.

Sincerely,

/S/    MIKE BAUR

Mike Baur
President and Chief Executive Officer
ScanSource, Inc.

(French translation of: ScanSource continued to build upon our core mission of empowering solution providers in 2002. We remain committed to offering world-class tools and services to our customers—services that we believe are second to none in our industry.)

(Chart appears here)

Earnings per share

2002	2001	2000
$3.21	$2.69	$2.31

(Chart appears here)

Operating income

2002	2001	2000
$31.8 million	$28.8 million	$22.9 million

(ScanSource logo)

Selected Financial Data

The selected financial data below should be read in conjunction with “Management’s Discussion and Analysis” and the Company’s consolidated financial statements and related notes thereto included elsewhere in this annual report.

The following statement of income data and balance sheet data were derived from the Company’s consolidated financial statements. The Company’s consolidated financial statements for the years ended June 30, 2002 and 2001 have been audited by Deloitte & Touche LLP. The Company’s consolidated financial statements for the years ended June 30, 2000, 1999, and 1998 have been audited by KPMG LLP.

	Fiscal Year Ended June 30,
	1998	1999	2000	2001	2002
	(In thousands, except per share data)
Statement of Income Data:
Net sales	$182,795	$297,717	$497,421	$630,744	$841,877
Cost of goods sold	159,410	263,941	443,716	556,919	750,310

Gross profit	23,385	33,776	53,705	73,825	91,577
Selling, general and administrative expenses	15,733	21,547	30,832	45,027	59,767

Operating income	7,652	12,229	22,873	28,798	31,810

Interest income (expense), net	160	103	(639)	(2,034)	(1,557)
Other income (expense), net	(305)	(470)	—	(207)	128

Total other income (expense)	(145)	(367)	(639)	(2,241)	(1,429)

Income before income taxes	7,507	11,862	22,234	26,557	30,381
Provision for income taxes	2,736	4,392	8,449	10,093	11,268

Income before extraordinary gain	4,771	7,470	13,785	16,464	19,113
Extraordinary gain, net of taxes	—	—	—	—	829

Net income	$4,771	$7,470	$13,785	$16,464	$19,942

Basic net income per share	$0.99	$1.37	$2.48	$2.90	$3.46

Basic weighted average shares outstanding	4,833	5,460	5,556	5,683	5,762

Diluted net income per share	$0.95	$1.32	$2.31	$2.69	$3.21

Diluted weighted average shares outstanding	5,035	5,661	5,969	6,124	6,216

	As of June 30,
	1998	1999	2000	2001	2002
	(In thousands)
Balance Sheet Data:
Working capital	$48,154	$51,160	$80,544	$95,617	$135,503
Total assets	72,112	125,727	205,880	283,885	359,032
Total long-term obligations (including current portion)	6,580	1,697	26,592	26,414	52,868
Total shareholders’ equity	49,781	58,702	74,466	93,362	118,049

Management’s Discussion and Analysis

The following discussion and analysis contains forward-looking statements which involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors. See “Forward Looking Statements” below. This discussion and analysis should be read in conjunction with “Selected Financial Data” and the Financial Statements and the Notes thereto included elsewhere in this Annual Report.

Overview

ScanSource, Inc. is a leading distributor of specialty technology products, providing both value-added distribution sales to technology resellers and e-logistics to manufacturers and others in specialty technology markets. The Company has two distribution segments: one serving North America from the Memphis distribution center, and an international segment currently serving Latin America and Europe. The North American distribution segment markets automatic data capture (“ADC”) and point-of-sale (“POS”) products through the ScanSource sales unit, business telephone and converged communications equipment through its Catalyst Telecom sales unit and converged communications products through its Paracon sales unit. The international distribution segment markets ADC and POS products. The Company’s ChannelMax segment provides web order entry and logistics services.

The Company was incorporated in December 1992, is headquartered in Greenville, South Carolina and serves North America from a single, centrally located distribution center located near the FedEx hub in Memphis, Tennessee. The single warehouse and strong management information system form the cornerstone of the Company’s cost-driven operational strategy that has caused operating income to grow at an average annual growth rate of 42.8% over the past five years, while sales have grown at an average annual rate of 46.5% to $841.9 million over the same period. This strategy is being expanded to Latin America and Europe, with distribution centers located in Miami, Florida and Liege, Belgium, respectively.

North American Distribution Segment.    The Company’s North American distribution segment sells products exclusively to resellers and integrators in technology markets that are large and growing. Key ADC vendors include Symbol, Intermec and Zebra, and some leading POS lines include IBM, NCR and Epson. Avaya Communication is the Company’s premier business telephone partner, while Intel supplies key components for the converged communications market. Growth in net sales has been principally driven by intensive marketing efforts to recruit new reseller customers, competitive product pricing, selective expansion of the Company’s product line, and strategic acquisitions.

In July 2001, the Company purchased the operating assets of Positive ID Wholesale, a distributor of ADC and POS products. This unit was merged into the ScanSource sales team allowing it to expand sales to former Positive ID customers from a new Buffalo, New York sales office.

International Distribution Segment.    The Company’s international distribution segment sells products exclusively to resellers and integrators in the Latin American and European markets from principally the same product manufacturers as those sold by the North American distribution segment. Growth in net sales has been driven by marketing efforts to recruit new reseller customers, competitive product pricing and strategic acquisitions.

Management’s Discussion and Analysis

The international distribution segment commenced operations in November 2001, when the Company acquired 52% of the stock of Netpoint International, a Miami-based distributor of ADC and POS equipment to the Latin American market. In January 2002, the Company launched its pan-European strategy with the establishment of a distribution center and sales office in Liege, Belgium. In May 2002, the Company purchased ABC Technology Distribution, a distributor of ADC and POS products based in the United Kingdom, allowing the Company to expand its European operations and make additional sales to former ABC customers in the United Kingdom.

ChannelMax Segment.    The ChannelMax business segment provides real-time inventory availability and web catalog, order entry, order tracking and logistics for companies in the ADC and business telephone markets. ChannelMax made significant improvements to its distribution center information system in fiscal 2002, allowing ChannelMax to improve the logistics services it provides for its customers.

Cost Control/ Profitability.    The Company’s operating income growth has been driven by increasing gross profit and disciplined control of operating expenses. The Company’s operations feature a scalable information system, streamlined management, and centralized distribution, enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. From its inception, the Company has tightly managed its general and administrative expenses by maintaining strong cost controls. However in order to continue to grow its markets, the Company has invested in new initiatives including investments in new geographic markets, including Europe and Latin America, increased marketing efforts to recruit resellers, and enhancements of employee benefit plans to retain employees.

Results of Operations

The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

	Fiscal Year Ended June 30
	2000	2001	2002
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	89.2	88.3	89.1

Gross profit	10.8	11.7	10.9
Selling, general and administrative expenses	6.2	7.1	7.1

Operating income	4.6	4.6	3.8

Interest expense, net	(0.1)	(0.4)	(0.2)
Other expense, net	0.0	0.0	0.0

Total other expense	(0.1)	(0.4)	(0.2)

Income before income taxes	4.5	4.2	3.6
Provision for income taxes	1.7	1.6	1.3

Income before extraordinary gain	2.8	2.6	2.3
Extraordinary gain	0.0	0.0	0.1

Net income	2.8	2.6	2.4

Management’s Discussion and Analysis

Comparison of Fiscal Years Ended June 30, 2002 and 2001

Net Sales.    The following table summarizes the Company’s sales results (net of intersegment sales):

	2001	2002	Difference	Change
	(In thousands)
North American distribution	$562,251	$768,679	$206,428	36.7%
ChannelMax	68,493	55,600	(12,893)	-18.8%
International distribution	—	17,608	17,608	—

Net Sales	$630,744	$841,887	$211,143	33.5%

North American distribution sales include sales to the United States, Canada (less than 3% of total sales) and Mexico (less than 1% of total sales) from the Company’s Memphis, Tennessee distribution center. The increase in North American distribution sales was driven by strong sales across most key product categories, particularly business telephones. Growth of net sales resulted from increased sales to existing customers through competitive product pricing and marketing efforts to reach specialty technology resellers. Sales also increased due to the addition of new customers, additional sales representatives, and expansion of the product line via the acquisition of Positive ID in July 2001 and Pinacor in May 2001.

The decrease in sales in the ChannelMax segment is primarily due to the continued shift by some customers out of the ChannelMax segment into the Catalyst Telecom sales unit in the North American distribution segment. Also affecting the comparability of fiscal 2001 and 2002 was the December 2001 renegotiation of a customer’s contract that extended its term and lessened the amount of inventory and accounts receivable risk to the Company. As a result of those changes to the contract, revenue from the customer is now recognized on a net fee basis, rather than a gross revenue basis. Had this customer’s contract been accounted for on a net fee revenue basis for the full year ended June 30, 2002, ChannelMax revenue would have been $21.4 million rather than the $55.6 million reported amount. Had this customer’s contract qualified for net fee revenue recognition for the year ended June 30, 2001, net revenue for the ChannelMax segment would have been $39.6 million rather than the $68.5 million reported amount.

The international distribution segment commenced in November 2001 with the acquisition of Netpoint International, a Miami-based distributor that exports primarily to Latin and South America. In January 2002, the Company opened a headquarters and distribution center in Liege, Belgium, serving all of Europe. In May 2002, the Company acquired ABC Technology Distribution, a United Kingdom-based distributor that serves the United Kingdom, Ireland and the remainder of Europe.

Gross Profit.    The following table summarizes the Company’s gross profit:

	2001	2002	Difference	Change	Percentage of Net Sales
					2001	2002
	(In thousands)
North American distribution	$68,363	$84,226	$15,863	23.2%	12.2%	11.0%
ChannelMax	5,462	4,957	(505)	-9.2%	8.0%	8.9%
International distribution	—	2,394	2,394	—	—	13.6%

Gross Profit	$73,825	$91,577	$17,752	24.0%	11.7%	10.9%

Management’s Discussion and Analysis

Cost of sales is comprised of purchase costs and freight, net of early payment and volume discounts. During the year ended June 30, 2002, margins decreased as a percentage of net sales as a result of a change in the mix of sales to lower margin products, increases in volume discounts provided to resellers on large orders, and a more competitive pricing market.

The increase in the ChannelMax gross profit margin as a percentage of net sales during the year ended June 30, 2002 is attributable to the renegotiation of a customer’s contract to qualify for net fee revenue recognition, as discussed above.

Operating Expenses.    The following table summarizes the Company’s operating expenses:

2001	2002	Difference	Change	Percentage of Net Sales
				2001	2002
(In thousands)
$45,027	$59,767	$14,740	32.7%	7.1%	7.1%

Operating expenses for the year ended June 30, 2002 included approximately $1.2 million of additional direct expenses associated with the European operations, which commenced operations in January 2002, a $1.2 million higher-than-expected increase in bad debt expense due primarily to the provision for the estimated uncollectibility of over $1 million in accounts receivable from Worldcom, a discretionary profit sharing contribution to the 401(k) plan of $1.1 million, an impairment charge on capitalized software of $840,000, and $467,000 in tax consulting fees. During fiscal 2002, the Company also settled a claim with a former customer resulting in a $924,000 recovery of costs. Excluding these items, pro forma operating expenses for the year ended June 30, 2002 would have been $55.9 million and 6.6% of net sales.

Operating expenses for the year ended June 30, 2001 included approximately $2.4 million in discretionary profit sharing contributions to the 401(k) plan and a $600,000 charitable contribution. These increases were offset by bad debt expense being $470,000 lower in fiscal 2001 than the Company’s historical experience. Excluding these items, pro forma operating expenses for the year ended June 30, 2001 would have been $42.5 million and 6.7% of net sales.

Operating Income.    The following table summarizes the Company’s operating income:

2001	2002	Difference	Change	Percentage of Net Sales
				2001	2002
(In thousands)
$28,798	$31,810	$3,012	10.5%	4.6%	3.8%

Operating margins as a percentage of net sales for the year ended June 30, 2002 were lower than the prior year due to lower gross profit margins as discussed above.

Total Other Expense (Income).    Other expense (income) consists primarily of interest expense and interest income. Interest expense for the years ended June 30, 2001 and 2002 was $2.9 million and $2.8 million, respectively, reflecting interest paid on borrowings on the Company’s line of credit and long-term debt. Increased borrowings during fiscal 2002 were more than offset by a reduction in interest rates as compared with fiscal 2001.

Management’s Discussion and Analysis

Interest income for the years ended June 30, 2001 and 2002 was $819,000 and $1.3 million, respectively, principally representing interest collected from customers. Interest income was higher in fiscal 2002 due to the growth in certain customer programs under which customers reimburse the Company for interest incurred on their behalf.

Other income for the year ended June 30, 2002 of $128,000 was comprised of a currency transaction gain from repatriating an advance made to the Company’s European subsidiary of $242,000, partially offset by the minority interest share of the Company’s majority owned subsidiaries’ net income and a loss on an equity investment. Other expense for the year ended June 30, 2001 of $207,000 was comprised of a loss on an equity investment and the minority interest share of the Company’s majority owned subsidiary’s net income.

Provision For Income Taxes.    Income tax expense was $10.1 million and $11.3 million for the years ended June 30, 2001 and 2002, respectively, reflecting an effective income tax rate of 38.0% and 37.1%, respectively. The decrease in the tax rate is attributable to the Company filing claims in 2002 for various state incentive tax credits arising in the current and prior years and for other tax deductions. Without these tax savings, the Company’s effective tax rate would have been 40.0% for the year ended June 30, 2002 because no tax benefits were realized from the 2002 operating losses in the Company’s European operations.

Extraordinary Gain.    During the year ended June 30, 2002, the Company finalized its accounting for the May 2001 acquisition of Pinacor, a business telephone distributor. The Company collected $1.3 million more of the purchased accounts receivable than it had previously estimated to be collectible. As a result, the fair value of the assets acquired in the acquisition exceeded the purchase price by $1.3 million. In accordance with SFAS No. 141, this amount was recognized as an extraordinary gain, net of $508,000 in taxes, during the year ended June 30, 2002.

Net Income.    The following table summarizes the Company’s net income:

2001	2002	Difference	Change	Percentage of Net Sales
				2001	2002
(In thousands)
$16,464	$19,942	$3,478	21.1%	2.6%	2.4%

The increase in the amount of net income and decline in net income as a percentage of net sales in 2002 are attributable to the changes in gross profit margins, operating income and an extraordinary gain as discussed above.

Comparison of Fiscal Years Ended June 30, 2001 and 2000

Net Sales.    Net sales increased by 26.8% to $630.7 million in fiscal 2001 from $497.4 million in fiscal 2000. Sales by the North American distribution segment increased 24.4% to $562.2 million in 2001 from $452.1 million in 2000. ChannelMax sales (net of intersegment sales) increased 51.2% to $68.5 million in 2001 from $45.3 million in 2000. Growth in net sales resulted primarily from additions to the Company’s sales force, more competitive product pricing to increase market share, selective expansion of product lines, increased marketing efforts to specialty technology resellers, and the acquisition of Pinacor in May 2001.

Management’s Discussion and Analysis

Gross Profit.    Gross profit increased by 37% to $73.8 million in fiscal 2001 from $53.7 million in fiscal 2000. Gross profit as a percentage of net sales was 11.7% in fiscal 2001 and 10.8 % in fiscal 2000. Gross margins for the North American distribution segment were 12.2% and 10.8% for the years ended June 30, 2001 and 2000, respectively. The increase in gross profit as a percentage of net sales for the North American distribution segment was a result of an increase in the mix of sales to higher margin products, offset by increases in volume discounts provided to resellers on large orders. Gross margins for ChannelMax (net of intersegment profits) were 8.6% in 2001 and 10.6% in 2000. ChannelMax gross margins declined due to the mix of customers served in each year and were higher in 2000 due to a higher mix of fee-based programs relative to lower gross-margin product sales programs.

Operating Expenses.    Operating expenses increased by 46.1% to $45.0 million in fiscal 2001 from $30.8 million in fiscal 2000. Operating expenses as a percentage of net sales increased to 7.1% in fiscal 2001 from 6.2% in fiscal 2000. The increase in operating expenses as a percentage of sales in 2001 resulted from a $163,000 increase in marketing costs to reach resellers, a $2.4 million discretionary profit sharing contribution to enhance the Company’s 401k plan benefit, a $600,000 donation to charity, and a $1.7 million increase in depreciation expense partially due to the November 1999 purchase of a new distribution center and its subsequent furnishing and expansion.

Operating Income.    For reasons discussed above, operating income increased by 26% to $28.8 million in fiscal 2001 from $22.9 million in fiscal 2000. Operating income as a percentage of net sales was 4.6% in both fiscal 2001 and fiscal 2000.

Total Other Expense (Income).    Other expense (income) consists principally of net interest expense and other expense. Net interest expense in 2001 included interest of $2,853,000 incurred on the Company’s line of credit and long-term debt, offset by interest income of $819,000, principally collected from customers. The substantial increase in interest expense in 2001 resulted from interest incurred on two new notes payable to bank, aggregating a principal balance of $7.7 million at June 30, 2001, and interest incurred on additional borrowings on the Company’s line of credit. Other expense of $207,000 in 2001, consisted of a loss on an equity investment and minority interest on the Company’s majority-owned subsidiary. Other expense (income) in fiscal 2000 consisted primarily of $855,000 of interest paid on the Company’s line of credit, offset by $216,000 of interest income.

Provision for Income Taxes.    Income tax expense was $10.1 million and $8.4 million, in fiscal 2001 and 2000, respectively, reflecting an effective tax rate of 38.0% for both years.

Net Income.    For reasons discussed above, net income increased by 19% to $16.5 million in fiscal 2001 from $13.8 million in fiscal 2000. Net income as a percentage of net sales was 2.6% for fiscal 2001 and 2.8% for fiscal 2000.

Management’s Discussion and Analysis

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

	Three Months Ended
	Fiscal 2001				Fiscal 2002
	Sept. 30 2000	Dec. 31 2000	Mar. 31 2001	June 30 2001	Sept. 30 2001	Dec. 31 2001	Mar. 31 2002	June 30 2002
	(In thousands, except per share amounts)

Net sales	$156,286	$146,187	$155,237	$173,034	$188,843	$207,856	$211,484	$233,704
Cost of goods sold	139,366	128,918	135,240	153,395	167,931	185,898	188,376	208,105

Gross profit	16,920	17,269	19,997	19,639	20,912	21,958	23,108	25,599
Selling, general and administrative expenses	10,279	10,482	12,419	11,847	13,004	15,044	14,633	17,086

Operating income	6,641	6,787	7,578	7,792	7,908	6,914	8,475	8,513

Interest income (expense) net	(475)	(483)	(798)	(278)	(554)	(382)	(285)	(336)
Other income (expense), net	(—)	40	(—)	(247)	(54)	16	(93)	259

Total other income (expense)	(475)	(443)	(798)	(525)	(608)	(366)	(378)	(77)

Income before income taxes	6,166	6,344	6,780	7,267	7,300	6,548	8,097	8,436
Income taxes	2,343	2,411	2,575	2,764	2,774	2,490	2,897	3,107

Income before extraordinary gain	3,823	3,933	4,205	4,503	4,526	4,058	5,200	5,329
Extraordinary gain, net of income taxes	—	—	—	—	—	829	—	—

Net income	$3,823	$3,933	$4,205	$4,503	$4,526	$4,887	$5,200	$5,329

Basic net income per share	$0.68	$0.69	$0.74	$0.79	$0.79	$0.85	$0.90	$0.92

Basic weighted average shares outstanding	5,648	5,693	5,703	5,709	5,716	5,733	5,781	5,821

Diluted net income per share	$0.62	$0.64	$0.69	$0.73	$0.73	$0.79	$0.83	$0.85

Diluted weighted average shares outstanding	6,139	6,154	6,060	6,144	6,167	6,204	6,238	6,302

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	89.2	88.2	87.1	88.7	88.9	89.4	89.1	89.0

Gross profit	10.8	11.8	12.9	11.4	11.1	10.6	10.9	11.0
Selling, general and administrative expenses	6.6	7.2	8.0	6.8	6.9	7.2	6.9	7.3

Operating income	4.2	4.6	4.9	4.5	4.2	3.3	4.0	3.6

Interest income (expense), net	(0.3)	(0.3)	(0.5)	(0.2)	(0.3)	(0.2)	(0.2)	(0.1)
Other income (expense), net	—	—	—	(0.1)	—	—	—	0.1

Total other income (expense)	(0.3)	(0.3)	(0.5)	(0.3)	(0.3)	(0.2)	(0.2)	—

Income before income taxes	3.9	4.3	4.4	4.2	3.9	3.2	3.8	3.6
Provision for income taxes	1.5	1.6	1.7	1.6	1.5	1.2	1.4	1.3

Income before extraordinary gain	2.4	2.7	2.7	2.6	2.4	2.0	2.5	2.3
Extraordinary gain, net of income taxes	—	—	—	—	—	0.4	—	—

Net income	2.4	2.7	2.7	2.6	2.4	2.4	2.5	2.3

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable and inventory reserves to reduce inventories to the lower of cost or market. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, management believes that its estimates, including those for the above described items, are reasonable and that the actual results will not vary significantly from the estimated amounts.

The following critical accounting policies relate to the more significant judgments and estimates used in the preparation of the consolidated financial statements:

Allowance for Uncollectible Accounts Receivable—The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from customers’ failure to make financial condition of the Company’s customers were to deteriorate and reduce the ability of the Company’s customers to make payments on their accounts, the Company may be required to increase its allowance by payments on accounts receivable due to the Company. Management determines the estimate of the allowance for uncollectible accounts receivable considering a number of factors, including: (1) historical experience, (2) aging of the accounts receivable and (3) specific information obtained by the Company on the financial condition and the current creditworthiness of its customers. If the financing condition of the Company’s customers were to deteriorate and reduce the ability of the Company’s customers to make payments on their accounts, the Company may be required to increase its allowance by recording additional bad debt expense. Likewise, should the financial condition of the Company’s customers improve and result in payments or settlements of previously reserved amounts, the Company may be required to record a reduction in bad debt expense to reverse the recorded allowance.

Inventory Reserves—Management determines the inventory reserves to reduce inventories to the lower of cost or market based principally on the effects of technological changes, quantities of goods on hand, and other factors. An estimate is made of the market value, less costs to dispose, of products whose value is determined to be impaired. If these products are ultimately sold at less than estimated amounts, additional reserves may be required. Likewise, if these products are sold for more than the estimated amounts, reserves may be reduced.

Management’s Discussion and Analysis

Liquidity and Capital Resources

The Company’s primary sources of liquidity are cash flows from operations, borrowings under the Company’s revolving credit facility, and, to a lesser extent, borrowings under the Company’s subsidiaries’ lines of credit and proceeds from the exercise of stock options.

The Company’s cash balance totaled $1.3 million at June 30, 2002 compared to $294,000 at June 30, 2001. Cash is generally swept on a nightly basis to pay down the line of credit. The Company’s working capital increased to $123.6 million (net of $11.9 million in acquired working capital) at June 30, 2002 from $95.6 million at June 30, 2001. The increase in working capital, net of the effect of working capital acquired, resulted primarily from a $25.9 million increase in accounts receivable and an $11.4 million increase in inventory. This was partially offset by an $8.2 million increase in accounts payable.

The increase in the amount of accounts receivable is attributable to an increase in sales during the year. However, the number of days sales outstanding (DSO) in ending trade receivables has remained comparable at June 30, 2001 and 2002, at 45 days. The increase in inventory was attributable to the increase in sales during the year, and the Company’s purchase of inventory to prepare for sales in the Latin American and European marketplaces. During the years ended June 30, 2001 and 2002, inventory turnover improved from 4.4 to 4.5 times, respectively. The change in accounts payable resulted primarily from the timing of inventory purchases and related payments.

Cash provided by operating activities was $1.8 million for the year ended June 30, 2002 compared to $19.3 million provided by operations for the year ended June 30, 2001. The decrease in cash provided by operating activities was primarily attributable to the changes in current assets and liability accounts discussed in the above working capital analysis.

Cash used in investing activities for the year ended June 30, 2002 was $29.0 million and included $20.5 million cash paid for the acquisition of four companies ($14.7 million for Positive ID Wholesale, $2.6 million for Netpoint International, approximately $524,000 for Outsourcing Unlimited, and $2.7 million for ABC Technology Distributing) and $8.5 million for capital expenditures. The Company’s capital expenditures resulted from purchases of software for warehouse management and customer relationship management (CRM) for the sales department, as well as a CRM package for the credit department, and furniture and equipment. For the year ended June 30, 2001, cash used in investing activities totaled $24.9 million, including $17.3 million paid for the Pinacor acquisition and capital expenditures of approximately $7.6 million, primarily for furniture and equipment.

Net borrowings under the Company’s credit facility with its bank group totaled $43.8 million at June 30, 2002 compared to $17.1 million at June 30, 2001, reflecting cash requirements for the Company’s acquisitions and capital expenditures in fiscal 2002 as discussed above. The credit facility has a borrowing limit of the lesser of (i) $80 million or (ii) the sum of 85% of eligible accounts receivable plus the lesser of (a) 50% of eligible inventory or (b) $40 million. At June 30, 2002, the borrowing base was $80 million, leaving $36.2 million for additional borrowings. The credit facility matures in September 2003 and bears interest at the 30-day LIBOR rate of interest plus a rate varying from 1.00% to 2.50% tied to the Company’s funded debt to EBITDA

Management’s Discussion and Analysis

ratio ranging from 2.50:1 to 4.25:1 and a fixed charge coverage ratio of not less than 2.75:1. The effective interest rate at June 30, 2002 was 4.09%. The revolving credit facility is collateralized by accounts receivable and eligible inventory. The credit agreement contains certain financial covenants, including minimum net worth requirements, capital expenditure limits, a maximum funded debt to EBITDA ratio and a fixed charge coverage ratio. Effective June 30, 2002, the Company obtained a waiver for an operating lease covenant that limited lease payments to $750,000 annually. The Company was in compliance with the remaining covenants at June 30, 2002. See Note 2 to the Company’s consolidated financial statements for information concerning the Company’s subsidiaries’ lines of credit.

Cash provided by financing activities for the year ended June 30, 2002 totaled $27.8 million, including cash provided by borrowings under the Company’s credit facility. Cash provided by financing activities for the year ended June 30, 2001 totaled $1.3 million, primarily from long-term debt borrowings.

Principal maturities of long-term debt and amounts due under minimum capital and operating lease payments are as follows:

	Long-Term Debt	Capital Leases	Operating Leases	Total
2003	$642,000	$155,000	$999,000	$1,796,000
2004	669,000	133,000	681,000	1,483,000
2005	696,000	75,000	524,000	1,295,000
2006	5,280,000	20,000	223,000	5,523,000
2007	1,472,000	—	81,000	1,553,000

Total payments	8,759,000	383,000	2,508,000	11,650,000
Less amounts representing interest	—	(54,000)	—	(54,000)

Total principal payments	$8,759,000	$329,000	$2,508,000	$11,596,000

The Company owns an equity interest in a limited liability company for which it has guaranteed debt up to approximately $496,000. As of June 30, 2002, the limited liability company (unaudited) owned assets with a fair market value in excess of $2.3 million and had liabilities of approximately $2.0 million.

Contractual obligations to purchase software amounted to approximately $287,000 at June 30, 2002.

The Company believes that it has sufficient liquidity to meet its forecasted cash requirements for at least the next year.

Backlog

The Company does not consider backlogs to be material to its business. Virtually all orders are filled within 24 hours of receipt.

Management’s Discussion and Analysis

Recent Accounting Pronouncements

Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These statements make significant changes to the accounting for business combinations, goodwill, and intangible assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations and clarifies the criteria for recognition of intangible assets acquired in a business combination (including business combinations recorded in prior periods) separate from goodwill. SFAS No. 141 also requires that if the fair value of the net assets acquired exceeds the cost of the acquired entity, then the excess should be recognized as an extraordinary gain. SFAS No. 142 discontinues the amortization of goodwill and requires that goodwill be tested for impairment annually or when events or circumstances occur between annual tests indicating that goodwill for a reporting unit (as defined) might be impaired. The Company early-adopted SFAS No. 142 and the Company’s initial assessment of goodwill impairment completed in December 2001 indicated that goodwill was not impaired as of July 1, 2001. See Note 8 of the Company’s consolidated financial statements for the effect on net income of the non-amortization provisions.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 21 and the accounting and reporting provisions of APB No. 30 related to the disposal of a segment of a business. The Company adopted SFAS No. 144 beginning July 1, 2002. The Company is evaluating the impact of the adoption of SFAS No. 144 and has not yet determined the effect, if any, that adoption of the standard will have on the Company’s financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that the Company recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 became effective for the Company on July 1, 2002. The Company is evaluating the impact of the adoption of SFAS No. 146 and has not yet determined the effect, if any, that adoption of the standard will have on the Company’s financial position and results of operations.

Impact of Inflation

The Company has not been adversely affected by inflation as technological advances and competition within specialty technology markets has generally caused prices of the products sold by the Company to decline. Management believes that any price increases could be passed on to its customers, as prices charged by the Company are not set by long-term contracts.

Forward Looking Statements

Certain of the statements contained in this annual report to shareholders as well as in the Company’s other filings with the Securities and Exchange Commission that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company cautions readers of this report that a number of important factors could cause the Company’s activities and/or actual results in fiscal 2003 and beyond to

Management’s Discussion and Analysis

differ materially from those expressed in any such forward-looking statements. These factors include, without limitation, the Company’s dependence on vendors, product supply, senior management, centralized functions, and third-party shippers, the Company’s ability to compete successfully in a highly competitive market and manage significant additions in personnel and increases in working capital, the Company’s entry into new products markets in which it has no prior experience, the Company’s susceptibility to quarterly fluctuations in net sales and results of operations, the Company’s ability to manage successfully price protection or stock rotation opportunities associated with inventory value decreases, and other factors described in Exhibit 99.1 to the Annual Report on Form 10-K, into which portions of this annual report to shareholders are incorporated by reference, and other reports and documents filed by the Company with the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures About Market Risks

The Company’s principal exposure to changes in financial market conditions in the normal course of its business is a result of its selective use of bank debt and, to a much lesser extent, transacting business in foreign currency in connection with its foreign operations.

The Company is exposed to changes in interest rates primarily as a result of its borrowing activities, which include a revolving credit facility with a bank group used to maintain liquidity and fund the Company’s business operations. The nature and amount of the Company’s debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of the Company’s interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements, but the Company does not believe such risk is material. A hypothetical 100 basis point increase or decrease in interest rates on borrowings on the Company’s revolving line of credit, variable rate long term debt and subsidiary lines of credit would have resulted in an approximate $579,000 decrease or increase in fiscal 2002 pre-tax income. The Company does not currently use derivative instruments or take other actions to adjust the Company’s interest rate risk profile.

The Company is exposed to foreign currency risks that arise from its foreign operations in Canada, Mexico, Latin America and Europe. These risks include the translation of local currency balances of foreign subsidiaries, intercompany loans with foreign subsidiaries and, to a lesser extent, transactions denominated in foreign currencies. The Company monitors its risk associated with the volatility of certain foreign currencies against its functional currency, the U.S. dollar. The impact of changes in the relationship of other currencies to the U.S. dollar have historically not been significant, and such changes in the future are not expected to have a material impact on the Company’s results of operations or cash flows. If, however, there were a sustained decline of these currencies versus the U.S. dollar, the consolidated financial statements could be adversely affected. The Company does not utilize forward exchange contracts, currency options or other traditional hedging vehicles to adjust the Company’s foreign exchange rate risk profile. The Company does not enter into foreign currency transactions for speculative purposes. Foreign currency gains and losses are not material and are included in selling, general and administrative expenses.

Management’s Discussion and Analysis

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. On the basis of the fair value of the Company’s market sensitive instruments at June 30, 2002, the Company does not consider the potential near-term losses in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates to be material.

SCANSOURCE, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2001 and 2002

Assets	2001	2002
	(Amounts in thousands, except share data)
Current assets:
Cash	$294	$1,296

Receivables:
Trade, less allowance for doubtful accounts of $6,765 and $9,580 at June 30, 2001 and 2002, respectively	86,917	119,158
Other	8,118	7,860

	95,035	127,018
Inventories	154,182	182,636
Prepaid expenses and other assets	640	1,258
Deferred income taxes	9,904	10,225

Total current assets	260,055	322,433

Property and equipment:
Land	1,485	1,485
Building and improvements	13,493	14,369
Computer software	1,805	6,625
Furniture, fixtures and equipment	14,220	17,175

	31,003	39,654
Less accumulated depreciation	(9,257)	(13,659)

	21,746	25,995
Goodwill	1,277	9,575
Other assets, including identifiable intangible assets	807	1,029

Total assets	$283,885	$359,032

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$444	$769
Subsidiary lines of credit	—	1,559
Trade accounts payable	154,561	175,406
Accrued expenses and other liabilities	9,433	8,261
Income taxes payable	—	935

Total current liabilities	164,438	186,930

Deferred income taxes	—	517
Long-term debt	8,866	8,319
Borrowings under revolving credit facility	17,104	43,780

Total liabilities	190,408	239,546

Minority interest	115	1,437
Commitments and contingencies
Shareholders’ equity:
Preferred stock, no par value; 3,000,000 shares authorized, none issued	—	—
Common stock, no par value; 10,000,000 shares authorized; 5,711,414 and 5,830,742 shares issued and outstanding at June 30, 2001 and 2002, respectively	44,572	48,223
Retained earnings	48,790	68,732
Accumulated other comprehensive income	—	1,094

Total shareholders’ equity	93,362	118,049

Total liabilities and shareholders’ equity	$283,885	$359,032

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended June 30, 2000, 2001 and 2002
	2000	2001	2002
	(Amounts in thousands, except per share data)
Net sales	$497,421	$630,744	$841,887
Cost of goods sold	443,716	556,919	750,310

Gross profit	53,705	73,825	91,577

Operating expenses:
Selling, general and administrative expenses	30,832	45,027	58,927
Impairment of capitalized software	—	—	840

Total operating expenses	30,832	45,027	59,767

Operating income	22,873	28,798	31,810
Other expense (income):
Interest expense	855	2,853	2,831
Interest income	(216)	(819)	(1,274)
Other expense (income)	—	207	(128)

Net other expense	639	2,241	1,429

Income before income taxes	22,234	26,557	30,381
Provision for income taxes	8,449	10,093	11,268

Income before extraordinary gain	13,785	16,464	19,113
Extraordinary gain on excess of fair value of net assets acquired over cost, net of income taxes of $508	—	—	829

Net income	$13,785	$16,464	$19,942

Per share data:
Basic earnings per share:
Income before extraordinary gain	$2.48	$2.90	$3.32
Extraordinary gain on excess of fair value of net assets acquired over cost, net of income taxes of $508	—	—	0.14

Net income	$2.48	$2.90	$3.46

Weighted-average shares outstanding	5,556	5,683	5,762

Diluted earnings per share:
Income before extraordinary gain	$2.31	$2.69	$3.08
Extraordinary gain on excess of fair value of net assets acquired over cost, net of income taxes of $508	—	—	0.13

Net income	$2.31	$2.69	$3.21

Weighted-average shares outstanding	5,969	6,124	6,216

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended June 30, 2000, 2001 and 2002
	Common Stock (Shares)	Common Stock (Amount)	Retained Earnings	Accumulated Other Comprehensive Income	Total

	(Amounts in thousands, except share data)
Balance at June 30, 1999	5,503,512	$40,161	$18,541	$—	$58,702
Net income	—	—	13,785	—	13,785
Exercise of stock options	107,363	1,433	—	—	1,433
Tax benefit of deductible compensation arising from exercise of stock options	—	474	—	—	474
Issuance of stock in business acquisitions	—	72	—	—	72

Balance at June 30, 2000	5,610,875	42,140	32,326	—	74,466
Net income	—	—	16,464	—	16,464
Exercise of stock options	100,539	1,466	—	—	1,466
Tax benefit of deductible compensation arising from exercise of stock options	—	966	—	—	966

Balance at June 30, 2001	5,711,414	44,572	48,790	—	93,362
Comprehensive Income:
Net income	—	—	19,942	—	19,942
Foreign currency translation adjustment	—	—	—	1,094	1,094

Total comprehensive income					21,036

Exercise of stock options	119,328	2,265	—	—	2,265
Increase in minority ownership through the conversion of convertible stock into common stock of the subsidiary	—	(147)	—	—	(147)
Tax benefit of deductible compensation arising from exercise of stock options	—	1,533	—	—	1,533

Balance at June 30, 2002	5,830,742	$48,223	$68,732	$1,094	$118,049

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2000, 2001 and 2002

	2000	2001	2002
	(Amounts in thousands)
Cash flows from operating activities:
Net income	$13,785	$16,464	$19,942
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Extraordinary gain, net of income taxes	—	—	(829)
Depreciation	2,531	4,264	4,628
Amortization of intangible assets	147	170	27
Provision for doubtful accounts	2,983	2,746	5,737
Impairment of capitalized software	—	—	840
Deferred income tax expense (benefit)	(3,649)	(1,191)	237
Tax benefit of stock option exercise	474	966	1,533
Changes in operating assets and liabilities:
Trade receivables	(27,192)	(18,082)	(25,942)
Other receivables	(617)	(4,330)	900
Inventories	(51,372)	(43,872)	(11,380)
Prepaid expenses and other assets	13	(189)	(279)
Other noncurrent assets	(159)	(238)	94
Trade accounts payable	38,899	59,220	8,181
Accrued expenses and other liabilities	634	4,465	(2,924)
Income taxes payable	(19)	(1,112)	1,080

Net cash provided by (used in) operating activities	(23,542)	19,281	1,845

Cash flows from investing activities:
Capital expenditures	(6,588)	(7,619)	(8,520)
Purchase of building	(6,990)	—	—
Cash paid for business acquisitions	—	(17,268)	(20,460)

Net cash used in investing activities	(13,578)	(24,887)	(28,980)

Cash flows from financing activities:
Advances (payments) on revolving credit, net	24,919	(7,815)	26,360
Exercise of stock options	1,555	1,466	2,265
Proceeds from long-term debt borrowings	—	7,856	—
Repayments of long-term debt borrowings	(24)	(219)	(815)

Net cash provided by financing activities	26,450	1,288	27,810

Effect of exchange rate changes on cash	—	—	328

Increase (decrease) in cash	(10,670)	(4,318)	1,003
Cash at beginning of year	15,282	4,612	294

Cash at end of year	$4,612	$294	$1,297

Supplemental information:
Interest paid	$1,009	$2,869	$2,611

Income taxes paid	$8,563	$11,605	$9,764

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended June 30, 2002

(1)    Business Description and Summary of Critical and Other Significant Accounting Policies

Business Description

ScanSource, Inc. (“Company”) is a leading distributor of specialty technology products, providing both value-added distribution sales to technology resellers and e-logistics services to specialty technology markets. The Company has two distribution segments: one serving North America from the Memphis distribution center, and an international segment currently serving Latin America and Europe. The North American distribution segment markets automatic data capture (“ADC”) and point-of-sale (“POS”) products through its ScanSource sales unit, business telephone and converged communications equipment through its Catalyst Telecom sales unit and converged communications and computer telephony integration products through its Paracon sales unit. The international distribution segment markets ADC and POS products. A third segment, ChannelMax, provides web order entry and logistics services.

Consolidation Policy

The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Minority Interest

Minority interest represents that portion of the net equity of majority-owned subsidiaries of the Company that is held by minority shareholders. As discussed in Note 10, on September 28, 2001 and November 9, 2001, the Company acquired two 52% owned subsidiaries. During October 2001, the ChannelMax minority shareholders converted their convertible common stock into ChannelMax common stock reducing the Company’s share of ChannelMax from 95% to 90%. The minority shareholders’ share of the subsidiaries’ income or loss is included in other expense (income) in the consolidated statements of income.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable and inventory reserves, to reduce inventories to the lower of cost or market. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, management believes that its estimates, including those for the above described items, are reasonable and that the actual results will not vary significantly from the estimated amounts.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

The following critical accounting policies relate to the more significant judgments and estimates used in the preparation of the consolidated financial statements:

Allowance for Uncollectible Accounts Receivable—The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from customers’ failures to make payments on accounts receivable due to the Company. Management determines the estimate of the allowance for uncollectible accounts receivable considering a number of factors, including: (1) historical experience, (2) aging of the accounts receivable and (3) specific information obtained by the Company on the financial condition and the current credit worthiness of its customers. If the financial condition of the Company’s customers were to deteriorate and reduce the ability of the Company’s customers to make payments on their accounts, the Company may be required to increase its allowance by recording additional bad debt expense. Likewise, should the financial condition of the Company’s customers improve and result in payments or settlements of previously reserved amounts, the Company may be required to record a reduction in bad debt expense to reverse the recorded allowance.

Inventory Reserves—Management determines the inventory reserves required to reduce inventories to the lower of cost or market based principally on the effects of technological changes, quantities of goods on hand, and other factors. An estimate is made of the market value, less costs to dispose, of products whose value is determined to be impaired. If these products are ultimately sold at less than estimated amounts, additional reserves may be required. Likewise, if these products are sold for more than the estimated amounts, reserves may be reduced.

Revenue Recognition

Revenues are recognized for the sale of products upon shipment. The Company provides a reserve for estimated product returns and allowances. The Company also has arrangements in which it earns a service fee determined as a percentage of the value of products shipped on behalf of the manufacturers who retain the risk of ownership and credit loss. Such service fees earned by the Company are included in net sales and were less than 1% of net sales for each of the three years in the period ended June 30, 2002.

Advertising Costs

The Company defers advertising related costs until the advertising is first run in trade or other publications or in the case of brochures, until the brochures are printed and available for distribution. Advertising costs, after vendor reimbursements under co-operative advertising agreements, were not significant in any of the three years ended June 30, 2002.

Vendor Programs

Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to product costs, or as a reduction of selling, general and administrative expenses according to the nature of the program.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

The Company does not provide warranty coverage on its product sales. However, to maintain customer relations, the Company facilitates vendor warranty policies by accepting for exchange, with the Company’s prior approval, most defective products within 30 days of invoicing.

Inventories

Inventories (consisting of automatic data capture, point-of-sale, business telephone and computer telephony equipment) are stated at the lower of cost (first-in, first-out method) or market.

Long-Lived Assets

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 2 to 5 years for furniture and equipment, 3 to 5 years for computer software, 40 years for the building and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in acquisitions accounted for using the purchase method. With the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, on July 1, 2001, the Company discontinued the amortization of goodwill. Accumulated amortization was $761,000 at June 30, 2002 and 2001.

Identifiable intangible assets, included in other assets, consist of a $153,000 intangible asset acquired on November 9, 2001 (see Note 10) and a $184,000 intangible asset acquired on May 7, 2002 (see Note 10). These intangible assets are being amortized using the straight-line method over a period of 5 years. Amortization expense during fiscal 2002 and accumulated amortization at June 30, 2002 was $27,000. Amortization expense for fiscal years 2003 through 2006 is estimated to be approximately $67,000 and $42,000 for fiscal 2007.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or may be impaired. In addition, goodwill is reviewed for impairment annually. For long-lived assets other than goodwill, if the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. For goodwill, if the carrying amount of goodwill exceeds the implied fair value of goodwill (as defined by SFAS No. 142), an impairment loss is recognized in an amount equal to the excess.

In fiscal 2002, the Company recognized a charge of approximately $840,000 for the impairment of certain software under development.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

Concentration of Credit Risk

The Company sells its products generally on net 20-day terms to a large base of value-added resellers throughout North America, Latin America and Europe. The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral.

Income Taxes

The Company records income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized when it is considered more likely than not that the full benefit of such tax assets will not be realized.

Accounting for Stock-Based Compensation

SFAS No. 123 allows an entity to continue to apply the provisions of Accounting Principles Board (“APB”) Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock options granted as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of financial instruments such as accounts receivable, accounts payable, accrued liabilities, borrowings under the revolving credit facility and the subsidiary lines of credits approximate fair value, based upon either short maturities or variable interest rates of these instruments. See Note 3 for the fair value of the long term debt.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is comprised of net income and foreign currency translation gains or losses. The foreign currency translation gains or losses are not tax-effected because the earnings of foreign subsidiaries are considered by Company management to be permanently reinvested.

Foreign Currency

The currency effects of translating the financial statements of the Company’s foreign entities that operate in local currency environments other than the U.S. dollar are included in the cumulative currency translation adjustment component of accumulated other comprehensive

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

income. The assets and liabilities of these foreign entities are translated into U.S. dollars using the exchange rate at the end of the respective period. Sales, costs and expenses are translated at average exchange rates effective during the respective period.

Foreign currency transaction gains and losses are included in selling, general and administrative costs in the consolidated statements of income and were less than 1% of operating income for each of the three years ended June 30, 2002.

Accounting Standards Recently Adopted

Effective July 1, 2001, the Company adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These statements make significant changes to the accounting for business combinations, goodwill, and intangible assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations and clarifies the criteria for recognition of intangible assets acquired in a business combination (including business combinations recorded in prior periods) separately from goodwill. SFAS No. 141 also requires that if the fair value of the net assets acquired exceeds the cost of the acquired entity, then the excess should be recognized as an extraordinary gain (see Note 10). SFAS No. 142 discontinues the amortization of goodwill and requires that goodwill be tested for impairment annually or when events or circumstances occur between annual tests indicating that goodwill for a reporting unit (as defined) might be impaired. The Company early-adopted SFAS No. 142, and the Company’s initial assessment of goodwill impairment completed in December 2001 indicated that goodwill was not impaired as of July 1, 2001. See Note 8 for the effect on net income of the non-amortization provisions.

Accounting Standards Not Yet Adopted

In October 2001, the Financial Accounting Standards Board issued SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provisions of APB 30 related to the disposal of a segment of a business and will become effective for the Company on July 1, 2002. The Company is evaluating the impact of the adoption of SFAS No. 144 and has not yet determined the effect, if any, that adoption of the standard will have on the Company’s financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that the Company recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 will become effective for the Company on July 1, 2002. The Company is evaluating the impact of the adoption of SFAS No. 146 and has not yet determined the effect, if any, that adoption of the standard will have on the Company’s financial position and results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation in the accompanying financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

(2)    Revolving Credit Facility and Subsidiary Lines of Credit

The Company has a revolving credit facility with its bank group extending to September 2003 with a borrowing limit of the lesser of (i) $80 million or (ii) the sum of 85% of eligible accounts receivable plus the lesser of (a) 50% of eligible inventory or (b) $40 million. The facility bears interest at the 30-day LIBOR rate of interest plus a rate varying from 1.00% to 2.50% tied to the Company’s funded debt to EBITDA ratio ranging from 2.50:1 to 4.25:1 and a fixed charge coverage ratio of not less than 2.75:1. The revolving credit facility is collateralized by accounts receivable and eligible inventory. The credit agreement contains certain financial covenants, including minimum net worth requirements, capital expenditure limits, maximum funded debt to EBITDA ratio and a fixed charge coverage ratio. The effective interest rate at June 30, 2002 was 4.09% and the outstanding balance was $43.8 million on a calculated borrowing base of $80 million, leaving $36.2 million available for additional borrowings. Effective June 30, 2002, the Company obtained a waiver for an operating lease covenant that limited lease payments to $750,000 annually. The Company was in compliance with the remaining covenants at June 30, 2002.

One of the Company’s subsidiaries has an asset-based line of credit agreement with a bank that is due on demand. The borrowing limit on the line is the lesser of $600,000 or the sum of 75% of domestic receivables and 50% of foreign receivables, plus 10% of eligible inventory (up to $250,000). The facility bears interest at the bank’s prime rate of interest plus one percent (5.75% at June 30, 2002). All of the subsidiary’s assets collateralize the line of credit. The Company has guaranteed 52% of the balance on the line, while the remaining 48% of the balance is guaranteed by the subsidiary’s minority shareholder. The line of credit contains certain financial covenants including minimum thresholds for the leverage ratio and current ratio. At June 30, 2002, there were no outstanding borrowings on the line of credit, however, outstanding standby letters of credit totaled $40,000 leaving $560,000 available for additional borrowings. The subsidiary was in compliance with the various covenants at June 30, 2002.

Another of the Company’s subsidiaries has an asset-based line of credit agreement extending to January 2003 with a borrowing limit of the lesser of £1.8 million (approximately $2.7 million) or 75% of eligible accounts receivable. The facility bears interest at the Bank of England’s prime rate plus two percent. The effective rate was 6.0% at June 30, 2002. All of the subsidiary’s assets collateralize the line of credit. At June 30, 2002, the outstanding balance on the line of credit was $1.3 million on a borrowing base of approximately $2.7 million, leaving approximately $1.4 million available for additional borrowings.

One of the Company’s subsidiaries also has an overdraft loan facility that is due on demand under which it can draw up to £250,000 (approximately $380,000). The facility bears interest at the Bank of England’s prime rate plus two percent or three percent depending on the level of borrowings (7.0% at June 30, 2002). All of the subsidiary’s assets collateralize this facility. At June 30, 2002, the outstanding balance on this facility was approximately $230,000 and approximately $150,000 was available for additional borrowings.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

(3)  Long-term Debt

Long-term debt consists of the following at June 30, 2001 and 2002:

	2001	2002
Note payable to a bank, secured by distribution center land and building; monthly payments of principal and interest of $65,000; 3.74% variable interest rate; maturing in fiscal 2006 with a balloon payment of approximately $4.9 million	$7,168,000	$6,712,000
Note payable to a bank, secured by office building and land; monthly payments of principal and interest of $15,000; 9.19% fixed interest rate; maturing in fiscal 2007 with a balloon payment of approximately $1.5 million	1,646,000	1,618,000
Note payable to a bank, secured by motor coach; monthly payments of principal and interest of $7,000; 3.74% variable interest rate; maturing in fiscal 2006 with a balloon payment of approximately $153,000	496,000	429,000
Capital leases for equipment with monthly principal payments ranging from $33 to $1,391 and effective interest rates ranging from 7.6% to 11.75%	—	329,000

	9,310,000	9,088,000
Less current portion	444,000	769,000

Long-term portion	$8,866,000	$8,319,000

The note payables secured by the distribution center and the motor coach contain certain financial covenants, including minimum net worth, capital expenditure limits, a maximum debt to tangible net worth ratio, and the payment of dividends is prohibited. The Company was in compliance with the various covenants at June 30, 2002.

The fair value of long-term debt is estimated by discounting the scheduled payment streams to present value based on current rates for similar instruments and was approximately $9,501,000 and $9,408,000 at June 30, 2001 and 2002, respectively.

Scheduled maturities of long-term debt and capital leases at June 30, 2002 are as follows:

	Long-Term Debt	Capital Leases	Total

2003	$642,000	$155,000	$797,000
2004	669,000	133,000	802,000
2005	696,000	75,000	771,000
2006	5,280,000	20,000	5,300,000
2007	1,472,000	—	1,472,000

Total payments	8,759,000	383,000	9,142,000

Less amounts representing interest		(54,000)	(54,000)

Total principal payments	$8,759,000	$329,000	$9,088,000

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

(4)  Stock Options and Earnings Per Share

(a)  Stock Option Plans:

•
The 1993 Incentive Stock Option Plan reserved 280,000 shares of common stock for issuance to key employees. The plan provides for three-year vesting of the options at a rate of 33% annually. The options are exercisable over 10 years, and options are not to be granted at less than the fair market value of the underlying shares at the date of grant. As of June 30, 2002, there were 367 shares available for grant under this plan.

•
The Non-Employee Director Stock Option Plan reserved 100,000 shares of common stock for issuance to non-employee directors, and provides for vesting six months after grant date and an option term of 10 years. Options under this plan are automatically granted at fair market value for 3,000 shares of common stock on the day following the annual meeting of shareholders. As of June 30, 2002, there were 71,000 shares available for grant under this plan.

•
The amended 1997 Stock Incentive Plan reserved 600,000 shares of stock for issuance to officers, directors, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The plan provides for three-year vesting of the options at a rate of 33% annually. The term of each option is 10 years from the grant date. As of June 30, 2002, there were 24,720 shares available for grant under this plan.

A summary of stock option activity for the years ended June 30, 2000, 2001 and 2002 is as follows:

	2000 Shares	Weighted- Average Exercise Price	2001 Shares	Weighted- Average Exercise Price	2002 Shares	Weighted- Average Exercise Price
Options outstanding:
Beginning of year	754,534	$14.70	823,208	$18.50	821,382	$22.23
Granted	187,439	30.70	124,415	39.95	70,510	42.84
Exercised	(105,864)	13.16	(100,039)	14.66	(119,328)	19.18
Terminated	(12,901)	16.40	(26,202)	18.57	(6,279)	41.03

End of year	823,208	18.50	821,382	22.23	766,285	24.46

Exercisable, end of year	446,181	$15.18	527,594	$18.09	592,085	$20.34

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

The following table summarizes information about stock options outstanding and exercisable under the plans at June 30, 2002:

Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Exercisable	Weighted- Average Exercise Price
$8.63–15.38	206,400	5.05 years	206,400	$13.42
16.50–27.13	263,026	5.28 years	259,772	17.36
33.63–37.88	197,332	7.90 years	97,747	34.84
41.75–54.75	99,527	9.10 years	28,166	48.25

	766,285		592,085

(b)  Fair Value and Pro Forma Information

The pro forma fair value of stock options granted by the Company has been estimated at the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

Weighted-Average Assumptions	2000	2001	2002
Risk-free interest rate	6.2%	5.3%	4.9%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility factor	62.8%	75.7%	50.9%
Expected life	10 years	10 years	10 years

Per Share Weighted-Average
Pro forma fair value of stock options granted	$25.09	$32.91	$29.12

The Company applies APB Opinion No. 25 in accounting for its stock options and accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for stock options in its Plan under SFAS No. 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		2000	2001	2002
Net income	As Reported	$13,785,000	$16,464,000	$19,942,000

	Pro forma	$11,883,000	$14,262,000	$18,207,000

Earnings per share:
Basic	As Reported	$2.48	$2.90	$3.46

	Pro forma	$2.14	$2.51	$3.16

Diluted	As Reported	$2.31	$2.69	$3.21

	Pro forma	$1.99	$2.34	$2.93

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

Pro forma net income reflects only options granted during the years ended June 30, 2000, 2001 and 2002. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in net income effected above because compensation cost is reflected over the options vesting period of 3 years for options issued under the incentive stock option plans.

(c)  Stock options of Subsidiary

The Company’s majority owned subsidiary, ChannelMax, has reserved 500,000 shares of ChannelMax common stock for issuance to its officers, directors, and employees under the ChannelMax, Inc. 2000 Stock Option Plan. This plan provides for incentive stock options and nonqualified options to be granted at exercise prices to be determined by its Board of Directors or a Committee designated by its Board of Directors, though incentive stock options are not granted at less than the fair market value of the underlying shares at the date of the grant. The term of each option will not be greater than 10 years from the grant date.

A summary of stock option activity for the years ended June 30, 2000, 2001 and 2002 is as follows:

	2000 Shares	Weighted Average Exercise Price	2001 Shares	Weighted Average Exercise Price	2002 Shares	Weighted Average Exercise Price
Options outstanding:
Beginning of year	—		117,000	$0.53	351,250	$0.65
Granted	117,000	$0.53	234,250	0.71	—
Terminated	—		—		(122,000)	0.54

End of year	117,000	0.53	351,250	0.65	229,250	0.71

Exercisable, end of year	—		78,083	$0.71	152,824	$0.71

If all of the ChannelMax, Inc. stock options outstanding at June 30, 2001 were exercised, the Company’s ownership percentage in ChannelMax, Inc. would be reduced from 90% to approximately 81%.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

(d)  Earnings Per Share Reconciliation

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common and potential common shares outstanding.

	Income	Shares	Per Share Amount
2000:
Basic earnings per share	$13,785,000	5,556,000	$2.48

Effect of dilutive stock options	—	413,000

Diluted earnings per share	$13,785,000	5,969,000	$2.31

2001:
Basic earnings per share	$16,464,000	5,683,000	$2.90

Effect of dilutive stock options	—	441,000

Diluted earnings per share	$16,464,000	6,124,000	$2.69

2002:
Basic earnings per share	$19,942,000	5,762,000	$3.46

Effect of dilutive stock options	—	454,000

Diluted earnings per share	$19,942,000	6,216,000	$3.21

(5)  Income Taxes

Income tax expense (benefit) attributable to income before income taxes consists of:

	Current	Deferred	Total
Year ended June 30, 2000:
U.S. Federal	$10,661,000	$(3,169,000)	$7,492,000
State and local	1,437,000	(480,000)	957,000

	$12,098,000	$(3,649,000)	$8,449,000

Year ended June 30, 2001:
U.S. Federal	$9,906,000	$(1,047,000)	$8,859,000
State and local	1,378,000	(144,000)	1,234,000

	$11,284,000	$(1,191,000)	$10,093,000

Year ended June 30, 2002:
U.S. Federal	$10,537,000	$841,000	$11,378,000
State and local	519,000	(629,000)	(110,000)

	$11,056,000	$212,000	$11,268,000

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

A reconciliation of the U.S. Federal income tax expense statutory rate of 35% to the effective income tax expense is as follows:

	2000	2001	2002
U.S. Federal income tax at statutory rate	$7,782,000	$9,295,000	$10,633,000
Increase (decrease) in income taxes due to:
State and local income taxes, net of Federal income tax benefit	622,000	802,000	940,000
State tax credits	—	—	(1,011,000)
Valuation allowance	—	—	693,000
Effect of foreign operations, net	—	—	(129,000)
Other	45,000	(4,000)	142,000

	$8,449,000	$10,093,000	$11,268,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2001 and 2002 are presented below:

	2001	2002
Deferred tax assets derived from:
Allowance for doubtful accounts	$2,571,000	$3,831,000
Inventories	6,616,000	5,856,000
Nondeductible accrued expenses	713,000	692,000
Timing of amortization deduction for intangible assets	35,000	—
Timing of depreciation deduction for plant and equipment	32,000	—
Net operating loss carryforwards	—	731,000
Tax credits	—	473,000

Total deferred tax assets	9,967,000	11,583,000
Valuation allowance	—	(693,000)

Total deferred tax assets	$9,967,000	$10,890,000

Deferred tax liabilities derived from:
Timing of amortization deduction from intangible assets	$—	$(116,000)
Timing of depreciation and other deductions for plant and equipment	—	(890,000)
Other	—	(335,000)

Total deferred tax liabilities	$—	$(1,341,000)

Net deferred tax assets	$9,967,000	$9,549,000

Current deferred tax asset	$9,904,000	$10,225,000
Non-current deferred tax asset (included in other assets)	63,000	25,000
Current deferred tax liability (included in other liabilities)	—	(184,000)
Non-current deferred tax liability	—	(517,000)

	$9,967,000	$9,549,000

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

At June 30, 2002, the Company has: (i) operating loss carryforwards of approximately $594,000 for Federal income tax purposes expiring in 2022; (ii) certain state income tax credit carryforwards of approximately $728,000 that expire beginning in 2009, and (iii) operating loss carryforwards of approximately $1.3 million for Belgian income tax purposes with no expiration date. A valuation allowance of $693,000 at June 30, 2002 has been provided for the Belgian operating loss carryforward and a portion of the Federal operating loss carryforward, as utilization of such carryforwards is uncertain.

The Company has not provided U.S. income taxes for undistributed earnings of foreign subsidiaries that are considered to be retained indefinitely for reinvestment. The distribution of these earnings would result in additional foreign withholding taxes and additional U.S. federal income taxes to the extent they are not offset by foreign tax credits, but it is not practicable to estimate the total liability that would be incurred upon such a distribution.

(6)  Commitments and Contingencies

The Company leases office space under noncancelable operating leases which expire through July 2007. As discussed in Note 3, the Company leases certain equipment under capital leases. The Company also leases or sub-leases office and warehouse space to third-parties under noncancelable operating leases which expire through November 2004. Future minimum lease payments under operating leases and rental income are as follows:

	Payments	Rental Income
Fiscal year ended June 30:
2003	$999,000	$109,000
2004	681,000	47,000
2005	524,000	15,000
2006	223,000	—
2007	81,000	—

	$2,508,000	$171,000

Lease expense was approximately $724,000, $835,000 and $882,000 for the years ended June 30, 2000, 2001 and 2002, respectively. Rental income was approximately $263,000, $303,000 and $142,000 for the years ended June 30, 2000, 2001 and 2002, respectively.

The Company owns an equity interest in a limited liability company for which it has guaranteed debt up to approximately $496,000. As of June 30, 2002, the limited liability company (unaudited) owned assets with a fair market value in excess of $2.3 million and had liabilities of approximately $2.0 million.

Contractual obligations to purchase software amounted to approximately $287,000 at June 30, 2002.

As discussed in Note 10, the Company has future commitments to purchase the remaining interest in Outsourcing Unlimited, Inc. and Netpoint International, Inc. over several years. On July 1, 2002, the Company purchased an additional 8% interest in Netpoint International, Inc. for approximately $400,000.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

A majority of the Company’s net revenues in 2000, 2001 and 2002 were received from the sale of products purchased from the Company’s top ten vendors. The Company has entered into written distribution agreements with substantially all of its major vendors. While the Company’s agreements with most of its vendors contain standard provisions for periodic renewals, these agreements generally permit termination by either party without cause upon 30 to 120 days notice.

The Company or its subsidiaries are from time to time parties of lawsuits arising out of operations. Although there can be no assurance, based upon information known to the Company, the Company believes that any liability resulting from an adverse determination of such lawsuits would not have a material adverse effect on the Company’s financial condition or results of operations.

(7)  Employee Benefit Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code which covers all employees meeting certain eligibility requirements. For the years ended June 30, 2000, 2001 and 2002 the Company provided a matching contribution of $148,000, $205,000 and $265,000, respectively, which was equal to one-half of each participant’s contribution, up to a maximum matching contribution per participant of $800 for 2000, 2001 and 2002. The Company determines its matching contributions annually and can make discretionary contributions in addition to matching contributions. In fiscal 2001 and 2002, the Company made a discretionary profit-sharing contribution of approximately $1.6 million and $1.1 million, respectively, to qualifying employees 401(k) accounts in an amount equal to approximately 8% and 4% of salaries for fiscal 2001 and 2002, respectively. Also in fiscal 2001, the Company provided for an additional discretionary contribution of approximately $800,000 to participant 401(k) accounts. Employer contributions are vested over a period of 3 to 5 years.

(8)  Goodwill

Changes in the carrying amount of goodwill for the year ended June 30, 2002, by operating segment, are as follows:

	North American Distribution Segment	Channelmax Segment	International Distribution Segment	Total
Balance as of June 30, 2000	$1,417,000	$218,000	$—	$1,635,000
Goodwill amortization during 2001	(124,000)	(46,000)	—	(170,000)
Goodwill impaired during 2001	(188,000)	—	—	(188,000)

Balance as of June 30, 2001	1,105,000	172,000	—	1,277,000
Goodwill acquired during 2002	4,466,000	—	3,832,000	8,298,000

Balance as of June 30, 2002	$5,571,000	$172,000	$3,832,000	$9,575,000

Goodwill of approximately $4.1 million acquired as part of the Positive ID acquisition (see Note 10) is deductible for income tax purposes. The remainder of the goodwill acquired in fiscal 2002 is not deductible for income tax purposes.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

The following pro forma information reconciles the net income and earnings per share reported for the years ended June 30, 2000, 2001 and 2002 to adjusted net income and earnings per share which reflect the application of SFAS No. 142 and compares the adjusted information to the current year results.

	2000	2001	2002
Income before extraordinary gain, as reported	$13,785,000	$16,464,000	$19,113,000
Goodwill amortization	147,000	170,000	—

Income before extraordinary gain, as adjusted	$13,932,000	$16,634,000	$19,113,000

Net income, as reported	$13,785,000	$16,464,000	$19,942,000
Goodwill amortization	147,000	170,000	—

Net income, as adjusted	$13,932,000	$16,634,000	$19,942,000

Basic earnings per share:
Income before extraordinary gain, as reported	$2.48	$2.90	$3.32
Goodwill amortization	0.03	0.03	—

Income before extraordinary gain, as adjusted	$2.51	$2.93	$3.32

Net income, as reported	$2.48	$2.90	$3.46
Goodwill amortization	0.03	0.03	—

Net income, as adjusted	$2.51	$2.93	$3.46

Diluted earnings per share:
Income before extraordinary gain, as reported	$2.31	$2.69	$3.08
Goodwill amortization	0.02	0.03	—

Income before extraordinary gain, as adjusted	$2.33	$2.72	$3.08

Net income, as reported	$2.31	$2.69	$3.21
Goodwill amortization	0.02	0.03	—

Net income, as adjusted	$2.33	$2.72	$3.21

(9)  Segment Information

The Company operates in two industry segments as a wholesale distributor of specialty technology products and a provider of e-logistics services to specialty technology markets. Based on geographic location, the Company has two distribution segments. The measure of segment profit is income from operations, and the accounting policies of the segments are the same as those described in Note 1.

The first reportable segment, North American distribution, offers approximately 23,000 products for sale in three primary categories: i) automatic data capture and point-of-sale equipment sold by the ScanSource sales team, ii) business telephone and converged communications equipment sold by the Catalyst Telecom sales team and iii) converged communications products sold by the Paracon sales team. These products are sold to more than 13,000 resellers and integrators of technology products that are geographically disbursed over North America in a

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

pattern that mirrors population concentration. Of its customers at June 30, 2002, no single account represented more than 10% of the Company’s consolidated net sales.

The second reportable segment, international distribution, markets to two geographic areas, South America and Europe, and offers automatic data capture and point-of-sale equipment to more than 1,000 resellers and integrators of technology products. This segment began during fiscal 2002 with the Company’s purchase of a majority interest in Netpoint International, Inc. (see Note 10) and the start-up of the Company’s European operations. Of this segment’s customers at June 30, 2002, no single account represented more than 10% of the Company’s consolidated net sales.

The third reportable segment, ChannelMax, provides real-time inventory availability and web catalog, order entry, order tracking and logistics for manufacturers and others in the automatic data capture and business telephone markets. This unit serves less than 10 customers, none of whom accounted for more than 10% of the Company’s net sales. Certain ChannelMax sales are recognized on a net revenue recognition basis (see Note 2). During the year ended June 30, 2002, this segment recognized an $840,000 impairment charge for capitalized software.

The Company evaluates segment performance based on revenue and operating income. Intersegment sales consist primarily of fees charged by the ChannelMax segment to the North American distribution segment and sales by the North American distribution segment to the international distribution segment. All intersegment revenues and profits have been eliminated in the accompanying consolidated financial statements.

Accounts receivable, inventories, distribution center property and equipment and certain software can be identified by segment. However, cash, other current assets, other property and equipment, other non-current assets and debt are generally not distinguishable between the North American distribution and ChannelMax business segments.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

Operating results for each business unit are summarized below:

	2000	2001	2002
Sales:
North American distribution	$452,072,000	$562,251,000	$771,168,000
ChannelMax	53,143,000	77,213,000	68,170,000
International distribution	—	—	17,608,000
Less intersegment sales	(7,794,000)	(8,720,000)	(15,059,000)

	$497,421,000	$630,744,000	$841,887,000

Operating income:
North American distribution	$20,595,000	$25,955,000	$31,227,000
ChannelMax	2,278,000	2,843,000	1,013,000
International distribution	—	—	(430,000)

	$22,873,000	$28,798,000	$31,810,000

Capital expenditures:
ChannelMax	$8,732,000	$3,210,000	$4,318,000
International distribution	—	—	226,000
Corporate	4,846,000	4,409,000	3,987,000

	$13,578,000	$7,619,000	$8,531,000

Depreciation and amortization:
ChannelMax	160,000	934,000	1,377,000
International distribution	—	—	55,000
Corporate	2,518,000	3,500,000	3,224,000

	$2,678,000	$4,434,000	$4,656,000

Assets:
North American distribution	$168,637,000	$198,746,000	$243,129,000
ChannelMax	21,040,000	45,693,000	51,938,000
International distribution	—	—	23,788,000
Corporate cash, PP&E and other assets	16,203,000	39,446,000	40,177,000

	$205,880,000	$283,885,000	$359,032,000

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

(10)  Acquisitions and Extraordinary Gain

On July 27, 2001, the Company’s North American distribution segment purchased the operating assets of Positive ID Wholesale, (“Positive ID”) a division of Azerty, Inc., a subsidiary of United Stationers. Positive ID was a distributor of automatic data capture products for whom the Company paid approximately $14.7 million in cash. The acquisition allowed the Company to reach additional customers and added sales and technical support employees in a new Buffalo, New York sales office. Accordingly, the Company’s purchase price to obtain this additional domestic market share and technical support exceeded the fair value of the net assets acquired. The acquisition was accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company’s consolidated results of operations from the date of acquisition. The purchase price was allocated to the fair value of net assets acquired, principally accounts receivable and inventories, and approximately $4.1 million of goodwill resulted from the acquisition.

On November 9, 2001, the Company’s international distribution segment purchased 52% of the stock of Netpoint International (“Netpoint”), a Miami-based distributor of ADC and POS equipment to the Latin American marketplace. The acquisition added new employees to and provided geographic expansion for the Company’s business into Latin America. Accordingly, the Company’s purchase price exceeded the fair value of the net assets acquired. The Company paid approximately $2.6 million in cash and assumed certain liabilities. The acquisition was accounted for by the purchase method of accounting. Operating results have been included in the Company’s consolidated results of operations from the date of acquisition. The purchase price was allocated to the fair value of net assets acquired, principally accounts receivable and inventories, and approximately $1.6 million of goodwill resulted from the acquisition. The Company has a commitment to purchase the remaining 48% of the stock at a predetermined multiple of pre-tax earnings over the next six years. Effective July 1, 2002, the Company purchased an additional 8% of the stock of Netpoint for approximately $400,000.

On May 7, 2002, the Company’s international distribution segment purchased 100% of the shares of ABC Technology Distribution, Ltd., an ADC and electronic point-of-sale distributor based in the United Kingdom, for approximately $2.7 million in cash and assumed certain liabilities. The acquisition allowed the Company to expand its European customer base and to add employees and an office in the United Kingdom, furthering the Company’s expansion of its European operations. Accordingly, the Company’s purchase price exceeded the fair value of the net assets acquired. The acquisition was accounted for by the purchase method of accounting. Operating results have been included in the Company’s consolidated results of operations from the date of the acquisition. The purchase price was allocated to the fair value of net assets acquired, principally accounts receivable and inventory, and approximately $2.2 million of goodwill resulted from the acquisition. The fair value of the accounts receivable and inventories acquired was based on preliminary estimates of amounts to be realized and may be revised if realization is different from the preliminary estimates. However, the ultimate determination of the fair value of the net assets acquired is not expected to have a significant effect on the Company’s financial position or future results of operations.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

The following unaudited pro forma financial information shows the results of operations of the Company as though the three acquisitions noted above had occurred as of July 1, 2000 and 2001. The unaudited pro forma financial information presented below does not purport to be indicative of the results of operations had the acquisitions been consummated as of July 1, 2000 or July 1, 2001 or of the future results of operations of the combined businesses.

	2001	2002
	(unaudited)
Net sales	$717,553,000	$869,793,000
Income before extraordinary gain	$18,488,000	$19,575,000
Net income	$18,488,000	$20,404,000
Basic earnings per share:
Income before extraordinary gain	$3.25	$3.40
Net income	$3.25	$3.54
Diluted earnings per share:
Income before extraordinary gain	$3.02	$3.15
Net income	$3.02	$3.28

On September 28, 2001, the Company purchased 52% of the stock of Outsourcing Unlimited, Inc. (“OUI”), a provider of services to the phone reseller market, for approximately $524,000 in cash and assumed certain liabilities. The acquisition was accounted for by the purchase method of accounting. Operating results have been included in the Company’s consolidated results of operations from the date of acquisition. The acquisition will allow the Company to provide training, installation and programming services to its telephone reseller customers. Customers will be able to utilize a proven group of qualified installation and training providers. Accordingly, the Company’s purchase price for the existing business exceeded the fair value of the net assets acquired. The purchase price was allocated to the fair value of the net assets acquired, and approximately $383,000 of goodwill resulted from the acquisition. The allocation was based on preliminary estimates. The finalization of the purchase accounting is not expected to have a significant effect on the Company’s financial position or future results of operations. The Company also has a commitment to purchase the remaining 48% of the stock at a pre-determined multiple of pre-tax earnings over the next four years. Effective July 1, 2002, the Company obtained an additional 12% of the stock of OUI for an insignificant amount. Pro forma financial information is not provided because the total revenues from this acquisition were less than 1% of total Company revenue.

SCANSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Years Ended June 30, 2002

For the above four acquisitions, the estimated total fair values of the assets acquired and liabilities assumed at the dates of the acquisitions were as follows:

Current assets	$28,678,000
Property and equipment	1,187,000
Other assets	42,000
Intangible assets	337,000
Goodwill	8,298,000

Total assets acquired	38,542,000
Current liabilities assumed	(16,754,000)
Minority interest in net assets	(1,133,000)

Net assets acquired	$20,655,000

In May 2001, the Company’s North American distribution segment purchased the operating assets of Pinacor, Inc., a subsidiary of MicroAge, Inc., a business telephone distributor, for approximately $17.3 million. At the acquisition date and subsequently, the preliminary fair value estimates of the net assets acquired approximated the purchase price. However, in the quarter ended December 31, 2001, the Company finalized its accounting for the acquisition and collected approximately $1.3 million more (largely arising from the resolution of disputed and aged receivables) of the purchased accounts receivable than it had previously estimated to be collectible. As a result, the fair value of the assets acquired exceeded the purchase price by approximately $1.3 million. In accordance with SFAS No. 141, this amount was recognized as an extraordinary gain, net of $508,000 in related income taxes, during the quarter ended December 31, 2001.

(11)  Related Party Transactions

An officer of the Company was indebted to the Company under the terms of a secured loan to him, with an outstanding balance of approximately $333,000 and $352,000 at June 30, 2001 and 2002, respectively. The loan is included in other assets in the accompanying consolidated balance sheets. Interest on the loan was charged at 6.5%, and the loan was repaid on August 30, 2002.

During fiscal 2002, the Company made sales of $1.5 million to companies affiliated with the minority shareholder of the ScanSource Latin America subsidiary. At June 30, 2002, accounts receivable from these companies totaled $238,000.

At June 30, 2002, the minority shareholders of the OUI subsidiary owed the Company approximately $260,000 in connection with an adjustment to the purchase price.

* * * * * * *

Independent Auditors’ Report

The Board of Directors
ScanSource, Inc.:

We have audited the accompanying consolidated balance sheets of ScanSource, Inc. and subsidiaries (“the Company”) as of June 30, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ScanSource, Inc. and subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Greenville, South Carolina
August 14, 2002
(August 30, 2002 as to Note 11)

Independent Auditors’ Report

The Board of Directors
ScanSource, Inc.:

We have audited the accompanying consolidated statements of income, shareholders’ equity and cash flows of ScanSource, Inc. and subsidiaries for the year ended June 30, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of ScanSource, Inc. and subsidiaries for the year ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Greenville, South Carolina
August 16, 2000

Management’s Statement of Responsibility

The management of ScanSource is responsible for the information contained in the consolidated financial statements and other parts of this report. The accompanying consolidated financial statements of ScanSource, Inc. and subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as accurate and factual as possible, management has communicated to all appropriate employees the requirements for accurate recordkeeping and accounting.

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

The Company’s independent accountants are responsible for conducting an audit of the Company’s consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company and its subsidiaries in conformity with accounting principles generally accepted in the United States of America. There is an Audit Committee of the Board of Directors composed of three nonemployee directors who meet regularly with management and the independent accountants to discuss specific accounting, reporting and internal control matters. The independent accountants have full and free access to the Audit Committee.

Price Range of Common Stock

The Company’s Common Stock is quoted on The Nasdaq National Market under the symbol “SCSC.” The following table sets forth, for the periods indicated, the high and low closing prices of the Common Stock on The Nasdaq National Market.

	High	Low
Fiscal Year 2001
First quarter	67.63	37.63
Second quarter	59.75	35.50
Third quarter	40.98	30.94
Fourth quarter	58.25	28.06

Fiscal Year 2002
First quarter	57.83	41.00
Second quarter	57.04	40.66
Third quarter	65.00	46.57
Fourth quarter	69.15	55.01

On August 31, 2002, there were approximately 4,000 record and known beneficial holders of Common Stock.

Dividend Policy

The Company has never declared or paid cash dividends on its Common Stock. Under the terms of the Company’s revolving credit facility, the payment of cash dividends is prohibited.

(ScanSource logo)

Board of Directors
Steven H. Owings
Chairman

Michael L. Baur
President & Chief Executive Officer

Steven R. Fischer
President
Transamerica Business Credit Corporation

James G. Foody
Business Consultant

John P. Reilly
Keltic Financial Services LLC

Officers
Steven H. Owings
Chairman

Michael L. Baur
President and Chief Executive Officer

John K. Black
President – Catalyst Telecom

Jeffery A. Bryson
Vice President – Administration and Investor Relations

R. Scott Benbenek
Executive Vice President – Corporate Operations

Andrea Meade
Executive Vice President – Corporate Operations

Robert S. McLain, Jr.
Vice President – Marketing

R. Travis Collins
Chief Executive Officer – ChannelMax

Clay Sorensen
President – Paracon

Gregory B. Dixon
Chief Technology Officer

Sharon M. Huffman
Vice President – Sales

Glen D. (Buck) Baker
Vice President – Merchandising

Farrar R. Pittman
Vice President – Sales

Yvette More
Vice President – Merchandising

Paul Constantine
Vice President – Merchandising

Garry Harper
Vice President – Merchandising

William T. Mauldin
Vice President – Operations, ChannelMax

Stock Listing
The Company’s Stock is traded on The Nasdaq National Market under the symbol SCSC.

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

Annual Meeting
The annual meeting of shareholders of the Company will be held at 10:00 a.m. on December 5, 2002, at the Marriott Hotel, 1 Parkway East, Greenville, South Carolina.

Corporate Headquarters
Greenville, South Carolina
864-288-2432

Professional Services
Norcross, Georgia
800-292-3631

Atlanta, Georgia
770-379-8400

Sales Offices
Lake Forest, California
800-944-2432

Bellingham, Washington
800-830-2422

Cranford, New Jersey
908-931-1212

Richmond, British Columbia
604-303-9711

Buffalo, New York
800-944-2432

Tempe, Arizona
800-790-2029

Miami, Florida
877-280-0840

Mexico City, Mexico
011-525-5406-111

Hull, United Kingdom
011-0800-915-5550

Liege, Belgium
011-0800-32-311

(ScanSource Logo)
ScanSource, Inc.
6 Logue Court
Greenville, SC 29615
800-944-2432
ScanSource.com