Form 10-K, Exhibit 13
period 2003-06-30
SCANSOURCE INC
filed 2003-09-26
CIK 918965

EXHIBIT 13.1

2003 SCANSOURCE ANNUAL REPORT

2003 SCANSOURCE AR.10

[GRAPHIC]

[GRAPHIC]

A HERITAGE OF GROWTH. A VISION FOR THE FUTURE.

Ten years ago, ScanSource began in a small office in Greenville, SC, with six founding employees who had a belief that the two-tiered distribution model could thrive when applied to specialty technology products. Today, the company is an international leader in the distribution of products such as automatic identification and data capture (AIDC), point-of-sale (POS) and telecommunications solutions, with sales of just under $1 billion for Fiscal Year 2003. No longer confined to one small location, ScanSource now serves customers internationally, with offices in Europe, Latin America and all across North America. Our founding mission to serve only technology solution providers – and never end users – has proven to be one of the hallmarks of our decade-long success. And our emphasis on forming partnerships with the industry’s leading technology manufacturers continues to provide us with opportunities to grow and serve more customers than ever before. Working together with customers and vendors has allowed us to help create a sales channel that remains the most efficient way for technology solutions to be delivered. To commemorate those partnerships, we have made our 10th Anniversary a celebration of “ten years of teamwork.” Lasting partnerships, after all, have been the key to our company’s achievements. Today, we look to build on our heritage of growth with a bold vision for the future that is guided by our continued dedication to empowering solution providers, empowering our vendor partners and empowering our shareholders. As we embrace new technologies and new markets, we will remain true to the business model that has served us so well. Teamwork will always be more than just an anniversary celebration for us. It is what defines us, and what spurs us forward to new beginnings.

ScanSource	CatalystTelecom	Paracon

[PHOTOS]

WHO WE ARE

3 powerful sales units. 1 growing company.

For 10 years, the two-tiered distribution model has provided ScanSource, Inc. with a blueprint for building success in a variety of technology markets. Beginning with a mission to serve bar coding-based resellers, ScanSource, Inc.’s North American segment now consists of three distinct sales units – ScanSource, Catalyst Telecom and Paracon – each providing a robust lineup of products and services to solution providers.

The ScanSource sales unit offers AIDC and POS products such as bar code scanners and printers, mobile data collection computers, wireless networks, computer-based point-of-sale terminals, receipt printers, cash drawers, keyboards and related peripherals. The Catalyst Telecom sales unit provides voice and data products like key, hybrid and PBX phone systems, voicemail, interactive voice response, voice-over-IP, unified messaging, videoconferencing and other solutions. The Paracon sales unit offers converged communications and computer telephony integration (CTI) products. Further, the company also has an international distribution segment providing AIDC and POS equipment in Latin America and Europe.

Today, ScanSource, Inc. {Nasdaq: SCSC} is a leading international value-added distributor of specialty technology products. Serving only technology solution providers, ScanSource offers over 25,000 products from more than 60 of the industry’s best-of-breed manufacturers. And our mission is the same today as it was 10 years ago – to empower our more than 15,000 solution provider customers with services and tools that make it easy for them to succeed in these markets. Now and in the future, ScanSource is the experienced, proven partner for specialty technology products.

THE BEGINNING DECEMBER, 1992	1993	1994	1995
ScanSource is founded and begins selling AIDC products. Launch is supported through a strategic partnership with Gates/FA Distributing, Inc.	ScanSource acquires Alpha Data Systems and enters the POS market.	ScanSource completes IPO, providing capital for future growth and value-added solution provider services.	West Coast office opened in Southern California. ScanSource co-founds Transition Marketing as a means to produce its nation-wide Solutions USA Expos and other key educational programs for VARs.

P.2

WHERE WE’VE BEEN

6 employees founded our company. 706 carry on its tradition today.

When ScanSource opened for business more than a decade ago, the company had just six employees. That group of six has seen plenty of changes over the years, not the least of which has been the addition of 700 more members to the ScanSource team.

While every member of our team plays an invaluable role in our success, we are particularly grateful in this year of our 10th Anniversary for the perseverance, dedication, loyalty and commitment displayed by our employees who have been with the company for 10 or more years. These employees have provided an example for all of those who have joined us since, demonstrating the leadership, enthusiasm and forward-thinking that have defined the ScanSource team through the years.

1996	1997
The Professional Services Group (PSG) is formed, allowing ScanSource to aggressively support resellers interested in selling wireless and mobile computing solutions.	Catalyst Telecom is formed, and begins distributing telephony products. ScanSource expands into Canada.

By June 30, 1994 – our first full year of results – $16M in sales and 33 employees; stock went public at a split-adjusted price of $2.50 per share

P.3

[PHOTOS]

WHERE WE’RE GOING

12 locations serving customers internationally.

ScanSource’s corporate headquarters and principal sales office is right where it all started a decade ago – Greenville, South Carolina. But the company now has European, Latin American, and North American sales offices, including locations in Georgia, California, Washington, New Jersey, New York, Arizona and Canada, each serviced by a state-of-the-art, 233,000-square-foot distribution center that is centrally located in Memphis, Tennessee. ScanSource Latin America serves Latin American solution providers from its home base in Miami, Florida, and Mexico from the sales and distribution center in Mexico City. And ScanSource Europe is headquartered in Belgium, with sales offices in the United Kingdom and Belgium, serving Western and Eastern European customers.

No matter where our solution provider customers are located, now or in the future, our commitment to their growth and success will never change. That’s why we’re constantly looking for new ways to help them meet the challenges of a changing marketplace. We introduced our Partner Services division in 2003 to place a renewed emphasis on providing our customers with services and tools that they can rely upon to save money and build business. Through Partner Services, ScanSource offers e-commerce solutions, marketing support, education, system integration, professional services and much more to allow solution providers to take advantage of our economies of scale and resources.

As we look to add new technologies, new vendors and new customers in the future, we will remain focused on empowering solution providers in everything that we do.

1998	1999	2000
ScanSource introduces on E-logistics offering for telephony products that later becomes ChannelMax.	ScanSource, Inc., opens a new 233,000-square-foot Distribution Center in Memphis, Tennessee. Begins offering system integration services.	ScanSource acquires Black Arrow Ecom, and begins offering web storefronts to solution providers.

Catalyst Telecom acquires The CTI Authority, facilitating entry into the computer telephony distribution market.		ScanSource acquires Adept IT (renamed Proviseo), creating infrastructure for future development of many of the company’s operations solutions, including web-based fulfillment, WMS and CRM.

P.4

THE SCANSOURCE EXECUTIVE TEAM

Michael L. Baur
President and Chief Executive Officer

Richard P. Cleys
Vice President and Chief Financial Officer

Jeffery A. Bryson
Vice President – Administration and Investor Relations

R. Scott Benbenek
Executive Vice President – Corporate Operations

Andrea D. Meade
Executive Vice President – Corporate Operations

Gregory B. Dixon
Chief Technology Officer

John K. Black
President – Catalyst Telecom

Clayton D. Sorensen
President – Paracon

Elias Botbol
President – ScanSource Latin America

Stephanie Greasley
Managing Director – ScanSource Europe

Peter J. O'Brien
Vice President – Partner Services

Mark A. Morgan
Vice President – North American Sales

Farrar R. Pittman
Vice President – Catalyst Sales

Glen D. (Buck) Baker
Senior Vice President – Merchandising

G. Yvette More
Vice President – Merchandising

Paul J. Constantine
Vice President – Merchandising

P 5

[PHOTOS]

THE SCANSOURCE EXECUTIVE TEAM

By June 1996 – $55M in sales and 87 employees; just over 4,000 active reseller accounts

P.5

TO OUR SHAREHOLDERS:

[PHOTO]

ScanSource Chairman Steve Owings and I recently spent some time reflecting on our company’s remarkable growth following its founding 10 years ago, and shared our great pride and satisfaction in the legacy of achievement and excellent customer service that our team of employees has displayed over the years. On behalf of Steve and in commemoration of ScanSource’s 10-year anniversary, I want to personally thank each member of our team for their commitment and dedication. No matter the challenge – whether it’s a weak economy or a slowdown in the technology sector – ScanSource employees have consistently delivered on our commitment to empower our customers, empower our vendor partners and strengthen shareholder value. That’s why I’m particularly pleased to announce that in Fiscal Year 2003 – the year of our 10th Anniversary – ScanSource has once again delivered the kind of solid results that have come to be associated with our company.

In Fiscal Year 2003, we posted significant gains in sales, with net sales revenues increasing 18% to $991 million compared to $842 million for the year ended June 30, 2002. At the same time, net income rose to $22.6 million compared to $19.9 million for the previous year. And diluted earnings per share increased to $1.81 per share, up from $1.60 per share in Fiscal Year 2002.

[GRAPH]

In many ways, ScanSource is a different company than it was when we began 10 years ago. From our beginnings in a small office in Greenville, SC, in December 1992 to today, ScanSource offers more products from more vendor partners to more customers

2001	2002	2003
Catalyst Telecom acquires Pinacor.	Paracon is formed, increasing focus on converged communication dealers.	Celebrating 10 Years!

ScanSource acquires Positive ID Wholesale.	ScanSource opens European headquarters, and acquires ABC Technologies Distribution in the U.K.

ScanSource expands operations into Mexico.

ScanSource expands operations into Latin Amercia by acquiring Netpoint International.

P.6

in more places than ever before. For example, in 2002, we started a focus on international initiatives. In just one year, we’ve established divisions in Europe and Latin America, and international business accounts for 7% of our net sales with stronger prospects for the future.

[PIE CHART]

We are clearly a bigger company with a larger team of dedicated and experienced employees in 2003. But in other ways – more fundamental ways that go right to the heart of who we are – ScanSource’s focus and mission hasn’t changed. Our commitment to building lasting partnerships by empowering our solution provider customers has only intensified through-out the years. We’re dedicated to helping technology solution providers grow their businesses, operate more efficiently and enter new markets.

Our commitment isn’t just an empty slogan. It’s reflected in the creation of Partner Services, managed by Peter O’Brien, who joined our team in December as Vice President of the Partner Services division. This provides executive-level focus in helping our customers integrate our lineup of services and tools into their businesses. Partner Services provides system integration, e-commerce solutions, professional services, education and training and marketing support to solution providers and vendors in each of our selling units – ScanSource (AIDC / POS), Catalyst Telecom and Paracon. By providing these services to our entire customer base through one division, we gain efficiencies and economies of scale. Further, because we maintain our pledge to never sell to end users, our company can only grow when our customers grow, and we will continue to look for new ways to help them be more cost-efficient, productive and successful.

Our Catalyst Telecom sales unit – which delivers Avaya-based voice,

By June 1997 - reached approximately $100M in sales, 131 employees, 45 vendors and 8,200 part numbers

P.7

[GAPHIC]

By June 2000 - reached almost $500M in sales, 469 employees, and 11,000 active reseller accounts data and converged communications solutions – also demonstrated the company’s overall commitment to its reseller partners in 2003 through the introduction of Solution City, an online sales resource that is designed to educate solution providers about selling into a variety of vertical markets such as retail, manufacturing, finance, hospitality, healthcare, education and government.Solution City offers our Catalyst customers a targeted approach to entering new markets and succeeding in them – and it’s unlike any other tool available in the marketplace today. Further, Catalyst added a dedicated resource to help solution providers succeed in the fast-growing government market, enhancing our efforts to help customers build business in vertical markets. Catalyst is the number one distributor of Avaya’s communications solutions, while Paracon – our sales unit that focuses on converged communications technology from Intel and others – had a record year in Intel revenue. Paracon also recently announced an agreement to distribute products from NEC, North America’s second largest provider of customer premise communications systems. This new relationship strengthens our product lineup and allows us to provide a total offering of quality voice and data network solutions to our customers.

Our ScanSource sales unit – offering bar coding, automatic data collection and point-of-sale products from vendors like Epson, IBM, Intermec, NCR, Symbol, Zebra and many others – likewise continued to build upon its long heritage of growth in 2003, both in North America and internationally. We announced a retail point-of-sale initiative with Microsoft Business Solutions that allows ScanSource and Microsoft to work together to provide certified resellers with retail solutions that are compatible with Microsoft Retail Management System software. As a member of ScanSource’s Technology Partner Program – which is designed to help ScanSource resellers deliver total solutions by finding prequalified software and services – Microsoft provides valuable solutions to our customers and strengthens the entire sales channel.

As part of our continuing effort to empower our customers, the ScanSource unit also unveiled a comprehensive program to help

P.8

solution providers take advantage of unprecedented opportunities in the healthcare market. Due to recent federal government regulations that require healthcare institutions of all classes to adopt controls related to the management of electronic data, solution providers can reach new customers and expand their presence in this fast-growing industry. To help them do just that, ScanSource provided a number of web-based healthcare training sessions and developed a healthcare web portal that solution providers could access to learn how to help end users meet the new regulations, strengthen sales in the market and deliver the right solutions for the right sectors of the healthcare industry. The ScanSource business unit continues to provide a solid foundation for our entire company. Its year-long growth was reflected in the recognition we received from vendor partners like IBM, Intermec, Symbol and Epson, who acknowledged our partnership with distributor excellence and sales awards.

[GRAPHIC]

We recently announced a restructuring of the ChannelMax unit, which provides logistics and information services to vendors and resellers. Management of ChannelMax will now be divided among other ScanSource business units rather than operating as a separate company. We believe that the restructuring will provide savings and efficiency. ChannelMax services will now be part of our product lineup of Partner Services.

ScanSource continued to enhance its executive team in 2003. In addition to the arrival of Peter O’Brien in the Partner Services division, the company also named Richard Cleys as Vice President and Chief Financial Officer. Mr. Cleys has more than 25 years of financial leadership in the manufacturing and distribution industries and has extensive international experience in managing all financial aspects for worldwide companies. Further, Mark Morgan joined the company as Vice President of Sales for ScanSource’s North American sales unit, bringing more than 17 years of experience in

By June 2003 – reached almost $1B in sales, over 700 employees, and approximately 15,000 reseller accounts

P.9

sales and marketing and possessing a strong focus on customer relationship management and supply chain efficiency. These additions only add to our reputation for providing seasoned, proven leadership.

Even as our company grows and expands in its core markets, we are enthusiastically and diligently planning for the years ahead. We believe very strongly that the two-tiered distribution model that we have applied to technologies like bar coding, point-of-sale and telecommunications provides opportunity for a variety of other technology solutions and markets. In the coming years, expect to see ScanSource pursue new growth by adding new technology products and new manufacturer partners to our current stable of solutions. The two-tiered distribution model – founded on a pledge to exclusively serve solution providers and to be unwavering and steadfast in our support to them – has time and again proven to be the most efficient and cost-effective way of delivering technology through the supply chain. This model will continue to be our guiding principle as we explore new technologies and markets.

It’s been a remarkable 10 years for ScanSource, and our success has only strengthened our commitment to the company’s original core values of honesty, integrity, creativity and innovation. But even with all of our past successes, I am most pleased when I think of the future and what it holds for our company. New opportunities await us, and we believe our prospects appear stronger today than they were when the company began a decade ago. On behalf of everyone at ScanSource, I hope you’ll join us in sharing our excitement for the years ahead.

Sincerely,

/s/ MIKE BAUR	/s/ STEVE OWINGS

Mike Baur	Steve Owings
President and Chief Executive Officer ScanSource, Inc.	Chairman ScanSource, Inc.

[GRAPHIC]

P.10

SELECTED FINANCIAL DATA

The selected financial data below should be read in conjunction with “Management’s Discussion and Analysis” and the Company’s consolidated financial statements and related notes thereto included elsewhere in this annual report.

The following statement of income data and balance sheet data were derived from the Company’s consolidated financial statements.

	Fiscal Year Ended June 30,
	1999	2000	2001	2002	2003
	(In thousands, except per share data)
Statement of income data:
Net sales	$297,717	$497,421	$630,744	$841,887	$991,194
Cost of goods sold	263,941	443,716	556,919	750,310	879,311

Gross profit	33,776	53,705	73,825	91,577	111,883
Selling, general and administrative expenses	21,547	30,832	45,027	59,767	71,359

Operating income	12,229	22,873	28,798	31,810	40,524
Interest expense (income), net	(103)	639	2,034	1,557	869
Other expense (income), net	470	—	207	(184)	501

Total other expense	367	639	2,241	1,373	1,370

Income before income taxes, minority interest and extraordinary gain	11,862	22,234	26,557	30,437	39,154
Provision for income taxes	4,392	8,449	10,093	11,268	16,050
Minority interest in income of consolidated subsidiaries, net of taxes	—	—	—	56	530

Income before extraordinary gain	7,470	13,785	16,464	19,113	22,574
Extraordinary gain, net of taxes	—	—	—	829	—

Net income	$7,470	$13,785	$16,464	$19,942	$22,574

Basic net income per share	$0.68	$1.24	$1.45	$1.73	$1.88

Basic weighted average shares outstanding	10,920	11,112	11,366	11,524	12,013

Diluted net income per share	$0.66	$1.16	$1.34	$1.60	$1.81

Diluted weighted average shares outstanding	11,322	11,938	12,248	12,432	12,349

	As of June 30,
	1999	2000	2001	2002	2003
	(In thousands)
Balance sheet data:
Working capital	$51,160	$80,544	$95,617	$135,503	$134,977
Total assets	125,727	205,880	283,885	359,032	344,347
Total long-term obligations (including current portion)	1,697	26,592	26,414	52,868	26,417
Total shareholders’ equity	58,702	74,466	93,362	118,049	150,887

P.11

MANAGEMENT’S DISCUSSION AND ANALYSIS

Certain statements within this annual report to shareholders and the documents incorporated herein are “forward-looking statements” as described in the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties and actual results could differ materially from those projected. Factors that could cause actual results to differ materially include the following: intense competition both domestically and internationally; narrow profit margins; inventory risks due to shifts in market demand; dependence on information systems; credit exposure due to the deterioration in the financial condition of our customers; the general economy including the length and severity of the current economic downturn; the inability to obtain required capital; potential adverse effects of acquisitions; fluctuations in interest rates, foreign currency exchange rates and exposure to foreign markets (the imposition of governmental controls, currency devaluations, export license requirements, restrictions on the export of certain technology, political instability, trade restrictions, tariff changes, difficulties in staffing and managing international operations, changes in the interpretation and enforcement of laws (in particular related to items such as duty and taxation), difficulties in collecting accounts receivable, longer collection periods and the impact of local economic conditions and practices); the impact of changes in income tax legislation; product supply and availability; dependence on independent shipping companies; changes in vendor terms and conditions; acts of war or terrorism; exposure to natural disasters; potential impact of labor strikes; volatility of common stock; and the accuracy of forecast data. Additional discussion of these and other factors affecting our business and prospects is contained in our periodic filings with the SEC, copies of which can be obtained at our Investor Relations website at www.scansource.com. Please refer to the cautionary statements and important factors discussed in Exhibit 99.1 of the Company’s Annual Report on Form 10-K for the year ended June 30, 2003 for further information. This discussion and analysis should be read in conjunction with “Selected Financial Data” and the Financial Statements and the Notes thereto included elsewhere in this Annual Report.

Overview

ScanSource, Inc. is a leading distributor of specialty technology products, providing both value-added distribution sales to technology resellers and e-logistics to specialty technology markets. The Company has two geographic distribution segments: one serving North America from the Memphis distribution center, and an international segment currently serving Latin America (including Mexico) and Europe. The North American Distribution segment markets automatic identification and data capture (“AIDC”) and point-of-sale (“POS”) products through the ScanSource sales unit; voice, data and converged communications equipment through its CatalystTelecom sales unit; and converged communications products through its Paracon sales unit. The International Distribution segment markets AIDC and POS products. The Company’s ChannelMax segment provides e-logistics services.

The Company was incorporated in December 1992 and is headquartered in Greenville, South Carolina. The Company serves North America from a single, centrally located distribution center located near the FedEx hub in Memphis, Tennessee. The single warehouse and strong management information system form the cornerstone of the Company’s cost-driven operational strategy that, along with our growth through acquisitions, has caused operating income to grow at an average annual growth rate of 42.1% over the past five years, while sales have grown at an average annual rate of 41.6% to $991.2 million over the same period. This strategy is being expanded to Latin America and Europe, with distribution centers located in Florida and Mexico, and in Belgium, respectively.

North American Distribution Segment.    The Company’s North American Distribution segment sells products exclusively to resellers and integrators in technology markets that are large and growing. Key AIDC vendors include Symbol, Intermec and Zebra, and some leading POS lines include IBM, NCR and Epson. Avaya Communication is the Company’s most significant voice, data and converged communications partner, while Intel supplies key components for the converged communications market. Growth in net sales has been principally driven by intensive marketing efforts to recruit new reseller customers, competitive product pricing, selective expansion of the Company’s product line, and strategic acquisitions.

On January 1, 2003, ScanSource, Inc. sold its Mexico operations to Netpoint International, Inc. (“Netpoint”) (part of the International Distribution segment), a majority-owned subsidiary of the Company. Previously, the Mexico operations were reported in the North American Distribution segment.

P.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

International Distribution Segment.    The Company’s International Distribution segment sells AIDC and POS products exclusively to resellers and integrators in the Latin American (including Mexico) and European markets principally from the same product manufacturers as those sold by the North American Distribution segment. Growth in net sales has been driven by marketing efforts to recruit new reseller customers, competitive product pricing and strategic acquisitions.

The International Distribution segment commenced operations in November 2001, when the Company acquired 52% of the common stock of Netpoint, a Miami-based distributor of AIDC and POS equipment to the Latin American market. In January 2002, the Company launched its pan-European strategy with the establishment of a distribution center and sales office in Belgium. In May 2002, the Company purchased ABC Technology Distribution (“ABC”), a distributor of AIDC and POS products based in the United Kingdom, allowing the Company to expand its European operations and make additional sales to former ABC customers in the United Kingdom. In March 2003, the Company completed its consolidation of the UK distribution center into the Belgium facility. The Company has centralized its accounting, information technology and sales management in the Belgium headquarters location.

ChannelMax Segment.    The ChannelMax business segment provides e-logistics within North America for manufacturers and others in the AIDC and communication products markets. During fiscal 2003, the segment saw a significant decrease in the activity related to its product-based revenue vendor contracts. Over the past year, some customers have experienced decreased sales and have adequate internal capacity and therefore decreased their usage of ChannelMax’s services. The Company announced in the fourth fiscal quarter of 2003, that ChannelMax would be reorganized into the existing North American Distribution segment.

Cost Control/Profitability.    The Company’s operating income growth has been driven by increasing gross profit and disciplined control of operating expenses. The Company’s operations feature a scalable information system, streamlined management, and centralized distribution, enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. From its inception, the Company has tightly managed its general and administrative expenses by maintaining strong cost controls. However, in order to continue to grow its markets, the Company has invested in new initiatives including investments in new geographic markets of Europe and Latin America, increased marketing efforts to recruit resellers, and enhancements of employee benefit plans to retain employees.

Results of Operations

The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

	Fiscal Year Ended June 30,
	2001	2002	2003
Statement of income data:
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	88.3	89.1	88.7

Gross profit	11.7	10.9	11.3
Selling, general and administrative expenses	7.1	7.1	7.2

Operating income	4.6	3.8	4.1
Interest expense (income), net	0.4	0.2	0.1
Other expense (income), net	0.0	0.0	0.0

Total other expense	0.4	0.2	0.1

Income before income taxes, minority interest and extraordinary gain	4.2	3.6	4.0
Provision for income taxes	1.6	1.3	1.6
Minority interest in income of consolidated subsidiaries, net of taxes	—	0.0	0.1

Income before extraordinary gain	2.6	2.3	2.3
Extraordinary gain, net of taxes	—	0.1	—

Net income	2.6%	2.4%	2.3%

P.13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Comparison of Fiscal Years Ended June 30, 2002 and 2003

Net Sales.    The following table summarizes the Company’s net sales results (net of inter-segment sales):

	2002	2003	Difference	Change
	(In thousands)
North American Distribution	$765,703	$913,681	$147,978	19.3%
ChannelMax	55,600	8,960	(46,640)	-83.9%
International Distribution	20,584	68,553	47,969	233.0%

Net Sales	$841,887	$991,194	$149,307	17.7%

North American Distribution

North American Distribution sales include sales to the United States and Canada (sales to Canada account for less than 3% of total sales) from the Company’s Memphis, Tennessee distribution center. The increase in North American Distribution sales was driven by increases in both the AIDC and POS product and telephony product categories. The AIDC and POS product categories increased 18% as compared to the prior year. The increase in net sales was mainly driven by increases in volume in the North American markets. Sales of the telephony product categories increased 22% as compared to the prior year. Management believes that the increase in net sales for the telephony product categories was due to an increase in market share. Additional growth of net sales resulted from increased sales to existing customers through competitive product pricing and marketing efforts to reach specialty technology resellers.

ChannelMax

The decrease in sales in the ChannelMax segment was principally due to two factors. First, in December 2001, ChannelMax renegotiated a customer’s contract that extended its term and lessened the amount of inventory and accounts receivable risk to the Company. As a result of those changes to the contract, revenue from the customer began to be recognized on a net fee basis, rather than a gross revenue basis after December 2001. The second key factor in ChannelMax’s decreased sales was the slowed economy. Over the past year, some customers have experienced decreased sales and have maintained adequate internal capacity and, therefore, decreased their usage of ChannelMax’s services. The Company announced in the fourth fiscal quarter of 2003, that ChannelMax would be reorganized into the existing North American Distribution segment.

International Distribution

The International Distribution segment commenced in November 2001 with the acquisition of Netpoint, a Miami-based distributor that exports primarily to Latin America. On January 1, 2003, ScanSource, Inc., of the North American Distribution segment, sold its Mexico unit to Netpoint at book value, with no gain or loss being recorded. The Mexico unit continues to focus on sales of AIDC and POS technologies to the Mexican market.

In January 2002, the Company opened a headquarters and distribution center in Belgium, serving all of Europe. In May 2002, the Company acquired ABC, a United Kingdom-based distributor that primarily serves the United Kingdom and Ireland. During the quarter ended March 31, 2003, the Company completed its consolidation of the UK distribution center into the Belgium facility. The Company also centralized its accounting, information technology and sales management in the Belgium headquarters location. Sales for the overall international segment increased 233% over the prior year. The increase was primarily due to the acquisition of ABC in May 2002 and increased market share in Europe and Latin America.

P.14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gross Profit.    The following table summarizes the Company’s gross profit:

					Percentage of Net Sales
	2002	2003	Difference	Change	2002	2003
	(In thousands)
North American Distribution	$83,999	$99,103	$15,104	18.0%	11.0%	10.8%
ChannelMax	4,957	2,533	(2,424)	-48.9%	8.9%	28.3%
International Distribution	2,621	10,247	7,626	291.0%	12.7%	14.9%

Gross Profit	$91,577	$111,883	$20,306	22.2%	10.9%	11.3%

North American Distribution

Gross profit as a percentage of net sales for the North American Distribution segment decreased during fiscal year 2003 as compared to fiscal year 2002. The decrease is mainly a result of several large low-margin POS sales orders during the second quarter. In addition, there was a more competitive market environment for telephony products due to a significant vendor’s decision to switch a portion of its product line to open-sourcing.

ChannelMax

The decrease in the ChannelMax gross profit is a result of the decrease in the net sales of the segment. Over the past year, some customers decreased their usage of ChannelMax’s services. The increase in the ChannelMax gross profit as a percentage of net sales, is attributed to the re-negotiation of a customer contract, as discussed above. This resulted in revenue being recognized on a net fee rather than gross fee basis, after December 2001. The Company announced in the fourth fiscal quarter of 2003, that ChannelMax would be reorganized into the existing North American Distribution segment.

International Distribution

Gross profit, as a percentage of sales, which is typically greater than the North American Distribution segment, increased over the prior year. The segment utilizes higher product selling prices when compared to the North American Distribution segment in order to recover higher operating costs associated with serving its customers.

Operating Expenses.    The following table summarizes the Company’s operating expenses:

				Percentage of Net Sales
2002	2003	Difference	Change	2002	2003
(In thousands)
$59,767	$71,359	$11,592	19.4%	7.1%	7.2%

Operating expenses for the year ended June 30, 2002 included approximately $1.2 million of additional direct expenses associated with the European operations, which commenced operations in January 2002. Also included was a $1.2 million higher-than-expected increase in bad debt expense due primarily to the provision for the estimated uncollectibility of approximately $1.2 million in a single account receivable, a discretionary profit sharing contribution to the 401(k) plan of $1.1 million, an impairment charge on capitalized software of $840,000, and $467,000 in tax consulting fees. During fiscal 2002, the Company also settled a claim with a former customer resulting in a $924,000 recovery of costs.

Operating expenses for the year ended June 30, 2003 increased as a result of a full year of operating expenses related to the International Distribution segment of approximately $10.2 million, a discretionary profit sharing contribution of $2.5 million, a charitable contribution of $970,000, and an impairment charge on capitalized software of $191,000. In addition, a $670,000 reclassification adjustment was made related to the adoption of Emerging Issues Task Force (“EITF”) Issue No. 02-16 Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. The adjustment reclassified $303,000 of excess vendor reimbursement as a reduction to cost of goods sold and $367,000 capitalized into inventory carrying costs, pending sales of the related products. These increases to operating expenses were partially offset by a decrease in bad debt expense of $2.0 million.

P.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Income.    The following table summarizes the Company’s operating income:

				Percentage of Net Sales
2002	2003	Difference	Change	2002	2003
(In thousands)
$31,810	$40,524	$8,714	27.4%	3.8%	4.1%

Operating income as a percentage of net sales for the year ended June 30, 2003 were higher than the prior year due to the increase in gross profit, partially offset by the increase in operating expenses during the past year.

Total Other Expense.    Other expense consists primarily of interest expense interest income and other expense (income). Interest expense for the years ended June 30, 2002 and 2003 was $2.8 million and $2.1 million, respectively, reflecting interest paid on borrowings on the Company’s line of credit and long-term debt. Interest expense for the year was lower due to the decline in interest rates over the past year. The reduction also resulted from lower average borrowings on the Company’s line of credit and long-term debt during the past year. Interest income for the years ended June 30, 2002 and 2003 was $1.3 million and $1.2 million, respectively, principally representing interest collected from customers.

Other income for the year ended June 30, 2002 was $184,000, which includes a currency transaction gain from repatriating an advance made to the Company’s European subsidiary of $242,000 and an offsetting $105,000 loss on an equity investment. Other expense for the year ended June 30, 2003 was $501,000. The Company realized a net foreign exchange loss of $452,000 consisting of foreign currency transactional and functional currency re-measurements. The fluctuation from prior year was attributable primarily to the Company’s growth in operations in the European market. The European loss can be attributed to the strengthening of the Euro, as many of our customer receivables in Europe are denominated in British Pounds. These receivables were transferred to the Company’s Euro functional Belgium facility in April 2003. The Company began utilizing foreign exchange contracts to hedge the British Pound exposure beginning May 2003. It continues to be the Company’s goal to minimize foreign currency exchange gains and losses through effective hedging techniques. The Company’s foreign exchange policy prohibits entering into speculative transactions. The Company has recognized $112,000 worth of net foreign currency exchange contracts losses during the fiscal 2003. An additional loss of $136,000 on an equity investment was also included in other expense.

Provision For Income Taxes.    Income tax expense was $11.3 million and $16.1 million for the years ended June 30, 2002 and 2003, respectively, reflecting an effective income tax rate of 37.0% and 41.0%, respectively. The increase in the tax rate is attributable to the effect of continued non-recognition of certain tax benefits related to the European’s units’ operating losses during the year. In addition, in fiscal 2002, the Company filed claims for various state incentive tax credits arising in the prior years and for other tax deductions.

Minority Interest in Income of Consolidated Subsidiaries.    The Company consolidates four subsidiaries that have a minority ownership interest. The Company recorded $56,000 and $530,000, as of June 30, 2002 and 2003, respectively, of minority interest in the Company’s majority owned subsidiaries’ net income. The increase in the minority interest income relates to the increased profitability of ChannelMax and Netpoint during fiscal year 2003.

Extraordinary Gain.    During the year ended June 30, 2002, the Company finalized its accounting for the May 2001 acquisition of Pinacor, a business telephony product distributor. The Company collected $1.3 million in excess of the purchased accounts receivable than it had previously estimated to be collectible. As a result, the fair value of the assets acquired in the acquisition exceeded the purchase

P.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

price by $1.3 million. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, this amount was recognized as an extraordinary gain, net of $508,000 in taxes, during the year ended June 30, 2002.

Net Income.    The following table summarizes the Company’s net income:

				Percentage of Net Sales
2002	2003	Difference	Change	2002	2003
(In thousands)
$19,942	$22,574	$2,632	13.2%	2.4%	2.3%

The increase in the amount of net income and decline in net income as a percentage of net sales in 2003 are attributable to the changes in operating profits, recognition of the extraordinary gain in fiscal year 2002 and the provision for income taxes discussed above.

Comparison of Fiscal Years Ended June 30, 2001 and 2002

Net Sales.    The following table summarizes the Company’s sales net results (net of inter-segment sales):

	2001	2002	Difference	Change
	(In thousands)
North American distribution	$562,251	$765,703	$203,452	36.2%
ChannelMax	68,493	55,600	(12,893)	-18.8%
International distribution	—	20,584	20,584	—

Net Sales	$630,744	$841,887	$211,143	33.5%

North American Distribution

North American Distribution sales include sales to the United States and Canada (less than 3% of total sales) from the Company’s Memphis, Tennessee distribution center. The increase in North American Distribution sales was driven by strong sales across most key product categories, particularly business telephones. Growth of net sales resulted from increased sales to existing customers through competitive product pricing and marketing efforts to reach specialty technology resellers. Sales also increased due to the addition of new customers, additional sales representatives, and expansion of the product line via the acquisition of Pinacor in May 2001 and Positive ID in July 2001.

ChannelMax

The decrease in sales in the ChannelMax segment is primarily due to the continued shift by some customers out of the ChannelMax segment into the CatalystTelecom sales unit in the North American Distribution segment. Also affecting the comparability of fiscal 2001 and 2002 was the December 2001 re-negotiation of a customer’s contract that extended its term and lessened the amount of inventory and accounts receivable risk to the Company. As a result of those changes to the contract, revenue from the customer began to be recognized on a net fee basis, rather than a gross revenue basis.

International Distribution

The International Distribution segment commenced in November 2001 with the acquisition of Netpoint, a Miami-based distributor that exports primarily to Latin America. In January 2002, the Company opened a headquarters and distribution center in Belgium, serving all of Europe. In May 2002, the Company acquired ABC, a United Kingdom-based distributor that serves the United Kingdom, Ireland and the remainder of Europe. On January 1, 2003, ScanSource, Inc., of the North American

P.17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Distribution segment, sold its Mexico unit to Netpoint. The Mexico unit continues to focus on sales of AIDC and POS technologies to the Mexican market. The segment amounts have been recast for years ending June 30, 2001 and 2002, respectively, to include Mexico. Mexico net sales total less than 1% of total net sales for the Company for the years ended June 30, 2001 and 2002, respectively.

Gross Profit.    The following table summarizes the Company’s gross profit:

					Percentage of Net Sales
	2001	2002	Difference	Change	2001	2002
	(In thousands)
North American Distribution	$68,363	$83,999	$15,636	22.9%	12.2%	11.0%
ChannelMax	5,462	4,957	(505)	-9.2%	8.0%	8.9%
International Distribution	—	2,621	2,621	—	—	12.7%

Gross Profit	$73,825	$91,577	$17,752	24.0%	11.7%	10.9%

Gross Profit.    Cost of sales is comprised of purchase costs and freight, net of early payment and volume discounts. During the year ended June 30, 2002, margins decreased as a percentage of net sales as a result of a change in the mix of sales to lower margin products, increases in volume discounts provided to resellers on large orders, and a more competitive pricing market. The increase in the ChannelMax gross profit margin as a percentage of net sales during the year ended June 30, 2002 is attributable to the re-negotiation of a customer’s contract to qualify for net fee revenue recognition, as discussed above.

Operating Expenses.    The following table summarizes the Company’s operating expenses:

				Percentage of Net Sales
2001	2002	Difference	Change	2001	2002
(In thousands)
$45,027	$59,767	$14,740	32.7%	7.1%	7.1%

Operating expenses for the year ended June 30, 2002 included approximately $1.2 million of additional direct expenses associated with the European operations, which commenced operations in January 2002, a $1.2 million higher-than-expected increase in bad debt expense due primarily to the provision for the estimated uncollectibility of $1.2 million in a single account receivable, a discretionary profit sharing contribution to the 401(k) plan of $1.1 million, an impairment charge on capitalized software of $840,000, and $467,000 in tax consulting fees. During fiscal 2002, the Company also settled a claim with a former customer resulting in a $924,000 recovery of costs.

Operating Income.    The following table summarizes the Company’s operating income:

				Percentage of Net Sales
2001	2002	Difference	Change	2001	2002
(In thousands)
$28,798	$31,810	$3,012	10.5%	4.6%	3.8%

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

P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest income for the years ended June 30, 2001 and 2002 was $819,000 and $1.3 million, respectively, principally representing interest collected from customers. Interest income was higher in fiscal 2002 due to the growth in certain customer programs under which customers reimburse the Company for interest incurred on their behalf.

Other income for the year ended June 30, 2002 of $184,000, excluding the $56,000 of minority interest in net income, was comprised of a currency transaction gain from repatriating an advance made to the Company’s European subsidiary of $242,000, partially offset by the loss on an equity investment. Other expense for the year ended June 30, 2001 of $207,000 was comprised of a loss on an equity investment.

Provision for Income Taxes.    Income tax expense was $10.1 million and $11.3 million for the years ended June 30, 2001 and 2002, respectively, reflecting an effective income tax rate of 38.0% and 37.0%, respectively. The decrease in the tax rate is attributable to the Company filing claims in 2002 for various state incentive tax credits arising in the current and prior years and for other tax deductions. Without these tax savings, the Company’s effective tax rate would have been 40.0% for the year ended June 30, 2002 because no tax benefits were realized from the 2002 operating losses in the Company’s European operations.

Extraordinary Gain.    During the year ended June 30, 2002, the Company finalized its accounting for the May 2001 acquisition of Pinacor, a business telephony product distributor. The Company collected $1.3 million in excess of the purchased accounts receivable than it had previously estimated to be collectible. As a result, the fair value of the assets acquired in the acquisition exceeded the purchase price by $1.3 million. In accordance with SFAS No. 141, this amount was recognized as an extraordinary gain, net of $508,000 in taxes, during the year ended June 30, 2002.

Net Income.    The following table summarizes the Company’s net income:

				Percentage of Net Sales
2001	2002	Difference	Change	2001	2002
(In thousands)
$16,464	$19,942	$3,478	21.1%	2.6%	2.4%

The increase in the amount of net income and decline in net income as a percentage of net sales in 2002 are attributable to the changes in gross profit margins, operating income and an extraordinary gain as discussed above.

P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Results

The following tables set forth certain unaudited quarterly financial data. The information has been derived from unaudited financial statements that, in the opinion of management, reflect adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	Three Months Ended
	Fiscal 2002				Fiscal 2003
	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003
	(In thousands, except per share amounts)
Net sales	$188,843	$207,856	$211,484	$233,704	$260,603	$250,117	$227,452	$253,022
Gross profit	20,912	21,958	23,108	25,599	30,195	26,910	25,423	29,355
Income before extraordinary gain	4,526	4,058	5,200	5,329	5,991	5,822	4,549	6,212
Extraordinary gain, net of income taxes	—	829	—	—	—	—	—	—

Net income	$4,526	$4,887	$5,200	$5,329	$5,991	$5,822	$4,549	$6,212

Basic income before extraordinary gain per share	$0.40	$0.35	$0.45	$0.46	$0.51	$0.49	$0.37	$0.51

Basic weighted average shares outstanding	11,432	11,466	11,562	11,642	11,698	11,947	12,171	12,273

Diluted income before extraordinary gain per share	$0.37	$0.33	$0.42	$0.42	$0.48	$0.46	$0.36	$0.49

Diluted weighted average shares outstanding	12,334	12,408	12,476	12,604	12,408	12,646	12,500	12,496

Basic effect of extraordinary gain, net of tax, per share	—	$0.07	—	—	—	—	—	—

Basic weighted average shares outstanding	11,432	11,466	11,562	11,642	11,698	11,947	12,171	12,273

Diluted effect of extraordinary gain, net of tax, per share	—	$0.06	—	—	—	—	—	—

Diluted weighted average shares outstanding	12,334	12,408	12,476	12,604	12,408	12,646	12,500	12,496

Basic net income per share	$0.40	$0.42	$0.45	$0.46	$0.51	$0.49	$0.37	$0.51

Basic weighted average shares outstanding	11,432	11,466	11,562	11,642	11,698	11,947	12,171	12,273

Diluted net income per share	$0.37	$0.39	$0.42	$0.42	$0.48	$0.46	$0.36	$0.49

Diluted weighted average shares outstanding	12,334	12,408	12,476	12,604	12,408	12,646	12,500	12,496

P.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable, inventory reserves to reduce inventories to the lower of cost or market, vendor incentives, goodwill and intangible assets, deferred taxes and contingencies. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ materially from these estimates under different assumptions or conditions. However, management believes that its estimates, including those for the above-described items are reasonable and that the actual results will not vary significantly from the estimated amounts. For further discussion of our significant accounting policies, refer to Note 1 of Notes to Consolidated Financial Statements.

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

Vendor Consideration—The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors. Some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed between the Company and the vendor. Vendors generally require that the Company use their cooperative advertising allowances exclusively for advertising or other marketing programs. These restricted cooperative advertising allowances are recognized as a reduction of operating expenses as the related marketing expenses are incurred. EITF Issue No. 02-16, requires reclassification of a portion of certain funds received from vendors from operating expenses to cost of goods sold.

The Company records unrestricted, volume rebates received as a reduction of inventory and recognizes the incentives as a reduction of cost of products sold when the related inventory is sold. Amounts received or receivable from vendors that are not yet earned are deferred in the consolidated balance sheet. In addition, the Company may receive early payment discounts from certain vendors. The Company records early payment discounts received as a reduction of inventory and recognize the discount as a reduction of cost of products sold when the related inventory is sold. This pronouncement requires management to make certain estimates of the amounts of vendor incentives that will be received.

P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Actual recognition of the vendor consideration may vary from management estimates based on actual results. For further details, see Note 1 of Notes to Consolidated Financial Statements.

Goodwill and Intangible Assets—The carrying value of goodwill is reviewed annually for impairment. Goodwill may also be reviewed more frequently if current events and circumstances indicate a possible impairment. An impairment loss is charged to expense in the period identified. As required by SFAS No. 142, the Company performed an annual test of goodwill to determine if there was impairment. This testing included the determination of each reporting unit’s fair value using market multiples and discounted cash flows modeling. These tests require management to use estimates and assumptions that may vary from actual results.

The Company examines the carrying value of its intangible assets with finite lives, which includes capitalized software and development costs and customer lists, as current events and circumstances warrant to determine whether there are any impairment losses. If indicators of impairment are present in intangible assets used in operations and future cash flows are not expected to be sufficient to recover the assets’ carrying amount, an impairment loss is charged to expense in the period identified.

Long-Lived Assets—Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 2 to 5 years for furniture and equipment, 3 to 5 years for computer software, 40 years for the building and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

For long-lived assets other than goodwill, if the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or may be impaired. In fiscal 2002 and 2003, the Company recognized a charge of approximately $840,000 and $191,000, respectively, for the impairment of certain capitalized software.

Deferred Taxes—The Company records valuation allowances to reduce its deferred tax assets to the amount expected to be realized. In assessing the adequacy of recorded valuation allowances, the Company considers a variety of factors including, the scheduled reversal of deferred tax liabilities, future taxable income, and prudent and feasible tax planning strategies. In the event the Company determines it would be able to use a deferred tax asset in the future in excess of its net carrying value, an adjustment to the deferred tax asset would reduce income tax expense, thereby increasing net income in the period such determination was made. Likewise, should the Company determine that it was unable to use all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income tax expense, thereby reducing net income in the period such determination was made.

Contingencies—The Company accrues for contingent obligations, including estimated legal costs, when it is probable and the amount is reasonably estimable. As facts concerning contingencies become known, management reassesses its position and makes appropriate adjustments to the financial statements. Estimates that are particularly sensitive to future changes include tax, legal, and other regulatory matters, which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are cash flows from operations, borrowings under the Company’s revolving credit facility, and, to a lesser extent, borrowings under the Company’s subsidiary line of credit and proceeds from the exercise of stock options.

The Company’s cash balance totaled $1.3 million at June 30, 2002 compared to $2.6 million at June 30, 2003. Domestic cash is generally swept on a nightly basis to pay down the line of credit. The Company’s working capital decreased from $135.5 million at June 30, 2002 to $135.0 million at June 30, 2003. The decrease in working capital, resulted primarily from a $9.9 million increase in accounts receivable and a $24.0 million decrease in accounts payable offset by a $3.4 million decrease in other receivables, and a $30.4 million decrease in inventory.

P.22

MANAGEMENT’S DISCUSSION AND ANALYSIS

The increase in the amount of accounts receivable is attributable to an increase in sales during the year. However, the number of days sales outstanding (DSO) in ending trade receivables has remained comparable at June 30, 2002 and 2003, at 45 and 46 days, respectively. The decrease in inventory was attributable to an improvement in inventory management during the year. Inventory turnover improved from 4.5 in fiscal 2002 to 5.9 times in fiscal 2003. The change in accounts payable resulted primarily from the reduction of inventory purchases and related payments during the past year.

Cash provided by operating activities was $1.8 million for the year ended June 30, 2002 compared to $31.5 million provided by operations for the year ended June 30, 2003. The increase in cash provided by operating activities was primarily attributable to the increase in operating income for the year and changes in current assets and liability accounts discussed in the above working capital analysis.

Cash used in investing activities for the year ended June 30, 2002 was $29.0 million. This included $20.5 million cash paid for the acquisition of four companies ($14.7 million for Positive ID Wholesale, $2.6 million for Netpoint, approximately $524,000 for Outsourcing Unlimited Inc. (“OUI”), and $2.7 million for ABC) and $8.5 million for capital expenditures. The Company’s capital expenditures resulted from purchases of software for warehouse management and customer relationship management (CRM) for the sales department, as well as a CRM package for the credit department, and furniture and equipment.

Cash used in investing activities for the year ended June 30, 2003 was $6.9 million. The main use was capital expenditures of $6.3 million for the year. The capital expenditures resulted from purchases of software as well as furniture and equipment. In addition, $561,000 of cash was used to purchase additional ownership interest in two of the Company’s majority-owned subsidiaries (Netpoint and OUI).

The Company has a revolving credit facility with its bank group extending to September 30, 2004 with a borrowing limit of the lesser of (i) $80 million or (ii) the sum of 85% of eligible accounts receivable plus the lesser of (a) 50% of eligible inventory or (b) $40 million. The facility bears interest at the 30-day LIBOR rate of interest plus a rate varying from 1.00% to 2.50% tied to the Company’s funded debt to EBITDA ratio ranging from 2.50:1 to 4.25:1 and a fixed charge coverage ratio of not less than 2.75:1. The effective interest rate at June 30, 2002 was 4.09% and the outstanding balance was $43.8 million on a calculated borrowing base of $80 million, leaving $36.2 million available for additional borrowings. The effective interest rate at June 30, 2003 was 2.57% and the outstanding balance was $18.1 million on a calculated borrowing base that exceeded $80 million, leaving $61.9 million available for additional borrowings. The revolving credit facility is collateralized by accounts receivable and eligible inventory. The credit agreement contains various restrictive covenants, including among other things, minimum net worth requirements, capital expenditure limits, maximum funded debt to EBITDA ratio and a fixed charge coverage ratio. Effective June 30, 2002, the Company obtained a waiver for an operating lease covenant that limited lease payments to $750,000 annually. Effective August 6, 2003, the Company obtained a waiver for certain loan covenants as of June 30, 2003 relating to total amounts of investment, additional debt, and loans and advances, relating to the Company’s subsidiaries. In addition, effective August 6, 2003, the Company amended its loan agreement to increase the respective ceilings on these covenants. The Company was in compliance with the remaining covenants at June 30, 2003.

Netpoint, doing business as ScanSource Latin America, has an asset-based line of credit agreement with a bank that is due on demand, maturing on October 31, 2003. The borrowing limit on the line is the lesser of $600,000 or the sum of 75% of domestic accounts receivable and 50% of foreign accounts receivable, plus 10% of eligible inventory (up to $250,000). The facility bears interest at the bank’s prime rate of interest plus one percent (5.75% and 5.00% at June 30, 2002 and 2003, respectively). All of the subsidiary’s assets collateralize the line of credit. The Company has guaranteed 60% of the balance on the line, while the remaining 40% of the balance is guaranteed by the subsidiary’s minority shareholder. The line of credit contains certain financial covenants including minimum thresholds for the leverage ratio and current ratio. At June 30, 2002 and 2003, respectively, there were no outstanding borrowings on the line of credit, however, outstanding standby letters of credit totaled $40,000 leaving $560,000 available for additional borrowings. The subsidiary was in compliance with all loan covenants at June 30, 2003.

P.23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash provided by financing activities for the year ended June 30, 2002 totaled $27.8 million, including cash provided by borrowings under the Company’s credit facility. Cash used in financing activities for the year ended June 30, 2003 totaled $23.0 million, including cash repaid under the Company’s credit facility.

Principal maturities of long-term debt and amounts due under minimum capital and operating lease payments are as follows:

	Long-Term Debt	Capital Leases	Operating Leases	Total
2004	$718,000	$196,000	$959,000	$1,873,000
2005	742,000	32,000	785,000	1,559,000
2006	5,161,000	4,000	695,000	5,860,000
2007	1,470,000	—	305,000	1,775,000
2008	—	—	216,000	216,000
Thereafter	—	—	550,000	550,000

Total payments	8,091,000	232,000	3,510,000	11,833,000
Less amounts representing interest	—	(24,000)	—	(24,000)

Total principal payments	$8,091,000	$208,000	$3,510,000	$11,809,000

The Company owns a 25% equity interest in a limited liability company for which it has guaranteed debt up to approximately $446,000. As of June 30, 2003, the limited liability company owned assets with an estimated fair market value of $2.5 million (unaudited) and had liabilities of approximately $2.0 million (unaudited).

Contractual obligations to purchase software amounted to approximately $175,000 at June 30, 2003.

The Company believes that it has sufficient liquidity to meet its forecasted cash requirements for at least the next year.

Backlog

The Company does not consider backlogs to be material to its business. Virtually all orders are filled within 24 hours of receipt.

Accounting Standards Recently Issued

In October 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board (“APB”) Opinion No. 30 related to the disposal of a segment of a business and was adopted by the Company on July 1, 2002. The adoption of SFAS No. 144 had no effect on the Company’s financial position or results of operations.

In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that the Company recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The Company adopted SFAS No. 146 on July 1, 2002. The adoption of SFAS No. 146 had no effect on the Company’s financial position or results of operations.

On July 1, 2002, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company adopted the provisions of this statement on July 1, 2002. The initial application of SFAS No. 143 had no effect on the Company’s financial position or results of operations.

P.24

MANAGEMENT’S DISCUSSION AND ANALYSIS

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements of Financial Accounting Standards No. 5, 57, and 107 and rescission of FASB Interpretation No. 34). FIN No. 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and initial measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are applicable to financial statements for periods ending after December 15, 2002. The initial adoption of FIN No. 45 had no effect on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This statement amends the transition requirements of SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative, voluntary methods of transition to the fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provision is required for all companies with stock-based employee compensation, regardless of whether the Company utilizes the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB Opinion No. 25, Accounting for Stock Issued to Employees. The amendments to the transition and annual disclosure provisions of SFAS No. 123 are effective for the Company’s fiscal year ended June 30, 2003. The Company continues to account for stock-based employee compensation under the intrinsic value method described by APB Opinion No. 25. The adoption of SFAS No. 148 had no effect on the Company’s financial position or results of operations.

In December 2002, the FASB’s EITF issued Issue No. 02-16. This issue addresses the appropriate accounting, by a distributor, for cash consideration received from a vendor and became effective for the Company on January 1, 2003. The adoption of EITF No. 02-16 requires that cash consideration received from a vendor should be recorded as a direct reduction to cost of goods sold, unless certain criteria are met. If these criteria are met, then the cash consideration should be a reduction of the operating expense for which it is being reimbursed. The adoption of EITF No. 02-16 did not have a material impact on the net income for the two years ended June 30, 2002. The Company recorded a $670,000 reclassification adjustment related to the adoption of EITF No. 02-16. The adjustment reclassified $303,000 of excess vendor reimbursement as a reduction to cost of goods sold and $367,000 capitalized into inventory carrying costs, pending sales of the related products. The guidance is applicable to all of the Company’s vendor arrangements entered into after December 15, 2002. The Company may see further increases in its gross margin (in dollars and as a percent of sales) in future periods as additional vendor arrangements become subject to this pronouncement. The increase in gross margin would result from the reclassification of certain vendor reimbursements from selling, general and administrative expenses to cost of goods sold.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities (“VIE”). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The Company did not create or obtain an interest in a variable interest entity during the period February 1, 2003 through June 30, 2003. Accordingly, FIN No. 46 had no effect on the Company’s financial position or results of operations. However, changes in the Company’s business relationships with various entities could occur which may impact its financial statements under the requirements of FIN No. 46. The Company is in the process of evaluating certain relationships existing prior to February 1, 2003, and the effect of the relationships on the Company’s consolidated financial position or results of operations is unknown.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 149 will be

P.25

MANAGEMENT’S DISCUSSION AND ANALYSIS

effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 are to be applied prospectively and the Company is in the process of evaluating what impact, if any, SFAS No. 149 may have on its consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to the Company’s existing financial instruments effective July 1, 2003, the beginning of the first fiscal period after June 15, 2003. The Company adopted SFAS No. 150 on July 1, 2003. The adoption of this statement had no effect on the Company’s financial position or results of operations.

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

Quantitative and Qualitative Disclosures About Market Risks

The Company’s principal exposure to changes in financial market conditions in the normal course of its business is a result of its selective use of bank debt and, to a much lesser extent, transacting business in foreign currencies in connection with its foreign operations. The Company has chosen to present this information below in a sensitivity analysis format.

The Company is exposed to changes in interest rates primarily as a result of its borrowing activities, which include a revolving credit facility with a bank group used to maintain liquidity and fund the Company’s business operations. The nature and amount of the Company’s debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of the Company’s interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements, but the Company does not believe such risk is material. A hypothetical 100 basis point increase or decrease in interest rates on borrowings on the Company’s revolving line of credit, variable rate long term debt and subsidiary lines of credit would have resulted in an approximate $470,000 decrease or increase in fiscal 2003 pre-tax income. The Company does not currently use derivative instruments or take other actions to adjust the Company’s interest rate risk profile.

The Company is exposed to foreign currency risks that arise from its foreign operations in Canada, Mexico and Europe. These risks include the translation of local currency balances of foreign subsidiaries, inter-company loans with foreign subsidiaries and transactions denominated in foreign currencies. The Company monitors its risk associated with the volatility of certain foreign currencies against its functional currencies. The Company’s Board of Directors has approved a foreign exchange hedging policy to minimize foreign currency exposure. During the year, the Company entered into foreign exchange derivatives to minimize short-term currency risks on cash flows. As of June 30, 2003, all derivative contracts were either settled or had expired. The Company continually evaluates foreign exchange risk and may enter into foreign exchange transactions in accordance with its policy. The Company does not enter into foreign currency transactions for speculative purposes. Foreign currency gains and losses are included in other expense.

The Company has elected not to designate its foreign currency contracts as hedging instruments, and therefore, the instruments are marked to market with changes in their values recorded in the income statement each period. The underlying exposures are denominated primarily in British Pounds. There were no outstanding derivative contracts at June 30, 2003.

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. On the basis of the fair value of the Company’s market sensitive instruments at June 30, 2003, the Company does not consider the potential near-term losses in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates to be material.

P.26

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors

ScanSource, Inc.

We have audited the accompanying consolidated balance sheet of ScanSource, Inc. and subsidiaries as of June 30, 2003, and the related consolidated statement of income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ScanSource, Inc. and subsidiaries at June 30, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Greenville, South Carolina

August 12, 2003

P.27

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

ScanSource, Inc.:

We have audited the accompanying consolidated balance sheet of ScanSource, Inc. and subsidiaries (“the Company”) as of June 30, 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ScanSource, Inc. and subsidiaries as of June 30, 2002, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Greenville, South Carolina

August 14, 2002

(August 30, 2002 as to Note 11)

P.28

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

The Company’s independent auditors are responsible for conducting an audit of the Company’s consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company and its subsidiaries in conformity with accounting principles generally accepted in the United States of America. There is an Audit Committee of the Board of Directors composed of three nonemployee directors who meet regularly with management and the independent auditors to discuss specific accounting, reporting and internal control matters. The independent auditors have full and free access to the Audit Committee.

P.29

SCANSOURCE, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2002 and 2003

Assets	2002	2003
	(Amounts in thousands, except share data)
Current assets:
Cash	$1,296	$2,565
Trade and notes receivable:
Trade, less allowance for doubtful accounts of $9,580 and $9,419 at June 30, 2002 and 2003, respectively	119,158	129,105
Other	7,860	4,420

	127,018	133,525
Inventories	182,636	152,261
Prepaid expenses and other assets	1,258	1,739
Deferred income taxes	10,225	9,498

Total current assets	322,433	299,588

Property and equipment:
Land	1,485	1,485
Building and improvements	14,369	14,741
Software under development	717	3,055
Computer software	5,908	7,700
Furniture, fixtures and equipment	17,175	18,710

	39,654	45,691
Less accumulated depreciation	(13,659)	(18,421)

	25,995	27,270
Goodwill	9,575	9,841
Other assets, including identifiable intangible assets	1,029	7,648

Total assets	$359,032	$344,347

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$769	$914
Subsidiary lines of credit	1,559	—
Trade accounts payable	175,406	151,389
Accrued expenses and other liabilities	8,261	12,246
Income taxes payable	935	62

Total current liabilities	186,930	164,611

Deferred income taxes	517	1,673
Long-term debt	8,319	7,385
Borrowings under revolving credit facility	43,780	18,118

Total liabilities	239,546	191,787

Minority interest	1,437	1,673
Commitments and contingencies
Shareholders’ equity:
Preferred stock, no par value; 3,000,000 shares authorized, none issued	—	—
Common stock, no par value; 25,000,000 shares authorized; 11,661,484 and 12,243,230 shares issued and outstanding at June 30, 2002 and 2003, respectively	48,223	56,706
Retained earnings	68,732	91,306
Accumulated other comprehensive income	1,094	2,875

Total shareholders’ equity	118,049	150,887

Total liabilities and shareholders’ equity	$359,032	$344,347

See accompanying notes to consolidated financial statements.

P.30

SCANSOURCE, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended June 30, 2001, 2002 and 2003

	2001	2002	2003
	(Amounts in thousands, except share data)
Net sales	$630,744	$841,887	$991,194
Cost of goods sold	556,919	750,310	879,311

Gross profit	73,825	91,577	111,883

Operating expenses:
Selling, general and administrative expenses	45,027	58,927	71,168
Impairment of capitalized software	—	840	191

Total operating expenses	45,027	59,767	71,359

Operating income	28,798	31,810	40,524
Other expense (income):
Interest expense	2,853	2,831	2,063
Interest income	(819)	(1,274)	(1,194)
Other, net	207	(184)	501

Total other expense	2,241	1,373	1,370

Income before income taxes, minority interest and extraordinary gain	26,557	30,437	39,154
Provision for income taxes	10,093	11,268	16,050
Minority interest in income of consolidated subsidiaries, net of income taxes of $0, $34 and $325, respectively	—	56	530

Income before extraordinary gain	16,464	19,113	22,574
Extraordinary gain on excess of fair value of net assets acquired over cost, net of income taxes of $508	—	829	—

Net income	$16,464	$19,942	$22,574

Per share data:
Basic earnings per share:
Income before extraordinary gain	$1.45	$1.66	$1.88
Extraordinary gain on excess of fair value of net assets acquired over cost	—	0.07	—

Net income	$1.45	$1.73	$1.88

Weighted-average shares outstanding	11,366	11,524	12,013

Diluted earnings per share:
Income before extraordinary gain	$1.34	$1.54	$1.81
Extraordinary gain on excess of fair value of net assets acquired over cost	—	0.06	—

Net income	$1.34	$1.60	$1.81

Weighted-average shares outstanding	12,248	12,432	12,349

See accompanying notes to consolidated financial statements.

P.31

SCANSOURCE, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended June 30, 2001, 2002 and 2003

	Common Stock (Shares)	Common Stock (Amount)	Retained Earnings	Accumulated Other Comprehensive Income	Total
	(Amounts in thousands, except share data)
Balance at June 30, 2000	11,221,750	$42,140	$32,326	$—	$74,466
Net income	—	—	16,464	—	16,464
Exercise of stock options	201,078	1,466	—	—	1,466
Tax benefit of deductible compensation arising from exercise of stock options	—	966	—	—	966

Balance at June 30, 2001	11,422,828	44,572	48,790	—	93,362
Comprehensive Income:
Net income	—	—	19,942	—	19,942
Foreign currency translation adjustment	—	—	—	1,094	1,094

Total comprehensive income					21,036

Exercise of stock options	238,656	2,265	—	—	2,265
Increase in minority ownership through the conversion of convertible stock into common stock of the subsidiary	—	(147)	—	—	(147)
Tax benefit of deductible compensation arising from exercise of stock options	—	1,533	—	—	1,533

Balance at June 30, 2002	11,661,484	48,223	68,732	1,094	118,049
Comprehensive Income:
Net income	—	—	22,574	—	22,574
Foreign currency translation adjustment	—	—	—	1,781	1,781

Total comprehensive income					24,355

Exercise of stock options	581,746	4,992	—	—	4,992
Tax benefit of deductible compensation arising from exercise of stock options	—	3,491	—	—	3,491

Balance at June 30, 2003	12,243,230	$56,706	$91,306	$2,875	$150,887

See accompanying notes to consolidated financial statements.

P.32

SCANSOURCE, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2001, 2002 and 2003

	2001	2002	2003
	(Amounts in thousands)
Cash flows from operating activities:
Net income	$16,464	$19,942	$22,574
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Extraordinary gain, net of income taxes	—	(829)	—
Depreciation	4,264	4,628	4,909
Amortization of intangible assets	170	27	115
Provision for doubtful accounts	2,746	5,737	3,753
Impairment of capitalized software	—	840	191
Deferred income tax expense (benefit)	(1,191)	237	2,218
Tax benefit of stock option exercise	966	1,533	3,491
Minority interest in net income	—	56	530
Changes in operating assets and liabilities:
Trade receivables	(18,082)	(25,942)	(12,133)
Other receivables	(4,330)	900	3,405
Inventories	(43,872)	(11,380)	31,414
Prepaid expenses and other assets	(189)	(279)	(491)
Other noncurrent assets	(238)	94	(6,321)
Trade accounts payable	59,220	8,180	(24,743)
Accrued expenses and other liabilities	4,465	(2,980)	3,423
Income taxes payable	(1,112)	1,080	(883)

Net cash provided by operating activities	19,281	1,844	31,452

Cash flows from investing activities:
Capital expenditures	(7,619)	(8,520)	(6,324)
Cash paid for business acquisitions	(17,268)	(20,460)	(561)

Net cash used in investing activities	(24,887)	(28,980)	(6,885)

Cash flows from financing activities:
Advances (payments) on revolving credit, net	(7,815)	26,360	(27,211)
Exercise of stock options	1,466	2,265	4,992
Proceeds from long-term debt borrowings	7,856	—	—
Repayments of long-term debt borrowings	(219)	(815)	(789)

Net cash provided by (used in) financing activities	1,288	27,810	(23,008)

Effect of exchange rate changes on cash	—	328	(290)

Increase (decrease) in cash	(4,318)	1,002	1,269
Cash at beginning of year	4,612	294	1,296

Cash at end of year	$294	$1,296	$2,565

Supplemental information:
Interest paid	$2,869	$2,611	$1,944

Income taxes paid	$11,605	$9,764	$13,161

See accompanying notes to consolidated financial statements.

P.33

SCANSOURCE, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements

For the Three Years Ended June 30, 2003

(1) Business Description and Summary of Significant Accounting Policies

Business Description

ScanSource, Inc. (the “Company”) is a leading distributor of specialty technology products, providing both value-added distribution sales to technology resellers and e-logistics services to specialty technology markets. The Company has two geographic distribution segments: one serving North America from the Memphis distribution center, and an international segment currently serving Latin America (including Mexico) and Europe. The North American Distribution segment markets automatic identification and data capture (“AIDC”) and point-of-sale (“POS”) products through its ScanSource sales unit; voice, data and converged communications equipment through its CatalystTelecom sales unit; and converged communications products through its Paracon sales unit. The International Distribution segment markets AIDC and POS products. A third segment, ChannelMax, provides e-logistics services.

Stock Split

Effective January 28, 2003, the Board of Directors approved a two-for-one stock split of the common stock effected in the form of a 100% common stock dividend. The effect of the stock split has been recognized retroactively in all share and per share data in the accompanying consolidated financial statements and the related footnotes.

Consolidation Policy

The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Minority Interest

Minority interest represents that portion of the net equity of majority-owned subsidiaries of the Company that is held by minority shareholders. As discussed in Note 10, on September 28, 2001 and November 9, 2001, the Company acquired two 52% owned subsidiaries. During October 2001, the ChannelMax minority shareholders converted their convertible common stock into ChannelMax common stock, reducing the Company’s share of ChannelMax from 95% to 90%. Effective July 1, 2002, the Company acquired an additional 8% of the common stock of Netpoint International, Inc. (“Netpoint”) and an additional 12% of the common stock of Outsourcing Unlimited, Inc. (“OUI”). The Company now owns 60% of Netpoint and 64% of OUI, respectively.

Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable and inventory reserves, to reduce inventories to the lower of cost or market. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions, however, management believes that its estimates, including those for the above described items, are reasonable and that the actual results will not vary significantly from the estimated amounts.

P.34

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

The following significant accounting policies relate to the more significant judgments and estimates used in the preparation of the consolidated financial statements:

Allowance for Uncollectible Accounts Receivable

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from customers’ failure to make payments on accounts receivable due to the Company. Management determines the estimate of the allowance for uncollectible accounts receivable considering a number of factors, including: (1) historical experience, (2) aging of the accounts receivable and (3) specific information obtained by the Company on the financial condition and the current credit worthiness of its customers. If the financial condition of the Company’s customers were to deteriorate and reduce the ability of the Company’s customers to make payments on their accounts, the Company may be required to increase its allowance by recording additional bad debt expense. Likewise, should the financial condition of the Company’s customers improve and result in payments or settlements of previously reserved amounts, the Company may be required to record a reduction in bad debt expense to reverse the recorded allowance.

Inventory Reserves

Management determines the inventory reserves required to reduce inventories to the lower of cost or market based principally on the effects of technological changes, quantities of goods on hand, and other factors. An estimate is made of the market value, less costs to dispose, of products whose value is determined to be impaired. If these products are ultimately sold at less than estimated amounts, additional reserves may be required. Likewise, if these products are sold for more than the estimated amounts, reserves may be reduced.

Revenue Recognition

Revenue is recognized once four criteria are met: (1) the Company must have persuasive evidence that an arrangement exists; (2) delivery must occur, which happens at the point of shipment (this includes the transfer of both title and risk of loss, provided that no significant obligations remain); (3) the price must be fixed and determinable; and (4) collectibility must be reasonably assured. A provision for estimated losses on returns is recorded at the time of sale based on historical experience.

The Company also has arrangements in which it earns a service fee determined as a percentage of the value of products shipped on behalf of the manufacturer, who retains the risk of credit loss. In the event of termination of the programs, the Company has the right to return certain inventory to the manufacturer. Such service fees earned by the Company are included in net sales and were less than 1% of net sales for each of the three years ended June 30, 2003. Shipping costs are included in the cost of products sold.

Advertising Costs

The Company defers advertising related costs until the advertising is first run in trade or other publications or in the case of brochures, until the brochures are printed and available for distribution. Advertising costs, included in marketing costs, after vendor reimbursement, were not significant in any of the three years ended June 30, 2003. Deferred advertising costs at June 30, 2002 and 2003 were not significant.

P.35

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

Vendor Programs

Funds received from vendors for marketing programs and product rebates have been accounted for as a reduction of selling, general and administrative expenses (“SG&A”) or product cost according to the nature of the program. In December 2002, the Emerging Issues Task Force (“EITF”) issued pronouncement No. 02-16, Accounting for Cash Consideration Received from a Vendor, which requires the Company to recognize vendor reimbursement as a reduction of the cost of the products purchased from the vendor, unless it meets certain criteria under the pronouncement. The Company will continue to record as a reduction of specific selling, general and administrative costs those reimbursements that meet the criteria set forth in the pronouncement (see also Note 1, “Accounting Standards Recently Issued”).

Product Warranty

The Company’s vendors generally warrant the products distributed by the Company and allow the Company to return defective products, including those that have been returned to the Company by its customers. The Company does not independently warrant the products it distributes. However, to maintain customer relations, the Company facilitates vendor warranty policies by accepting for exchange, with the Company’s prior approval, most defective products within 30 days of invoicing.

Inventories

Inventories (consisting of AIDC, POS, voice, data, and converged communications equipment) are stated at the lower of cost (first-in, first-out method) or market.

Long-Lived Assets

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 2 to 5 years for furniture and equipment, 3 to 5 years for computer software, 40 years for buildings and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

For long-lived assets other than goodwill, if the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or may be impaired. In fiscal 2002 and 2003, the Company recognized charges of approximately $840,000 and $191,000, respectively, for the impairment of certain capitalized software.

Goodwill and Other Identifiable Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in acquisitions accounted for using the purchase method. With the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, on July 1, 2001, the Company discontinued the amortization of goodwill. Accumulated amortization was $761,000 at June 30, 2002 and 2003. During fiscal 2002 and 2003, the Company performed its annual test of goodwill to determine if there was impairment. These tests included the determination of each reporting unit’s fair value using market multiples and discounted cash flows modeling. No impairment was required to be recorded related to the Company’s annual impairment testing under this pronouncement.

P.36

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

Identifiable intangible assets, included in other assets, consist of a $153,000 intangible asset acquired on November 9, 2001 and a $184,000 intangible asset acquired on May 7, 2002 (see Note 10). These intangible assets are amortized using the straight-line method over a period of 5 years. Additional intangible assets total $99,000, net of accumulated amortization. Amortization expense during fiscal 2003 was $100,000 and accumulated amortization at June 30, 2003 was $124,000. Amortization expense for fiscal years 2004 is estimated to be approximately $166,000, $67,000 for fiscal 2005 and 2006 and $43,000 for fiscal 2007.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Book overdrafts of $20,332,000 and $17,412,000 as of June 30, 2002 and 2003, respectively, are included in accounts payable.

Concentration of Credit Risk

The Company sells its products to a large base of value-added resellers throughout North America, Latin America (including Mexico) and Europe. The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral. No single customer accounted for more than 1% of the Company’s net sales during fiscal 2001 and 2002 or more than 6% for fiscal 2003. The top ten customers of the Company make up approximately 31% of the consolidated trade and notes receivable as of June 30, 2003. The Company sold approximately 19% of its sales to these customers. Sales of the top 5 vendors’ products of the Company make up approximately 76% and 75% of consolidated net sales of the Company as of June 30, 2002 and 2003, respectively.

The Company has established arrangements with certain customers for longer term financing. Interest income is recognized in the period earned and is recorded as interest income in the Consolidated Statement of Income. Any fees or costs associated with these arrangements have been properly capitalized and are amortized over the life of the arrangement. Interest income recognition is generally suspended for notes and other receivables at the date when a full recovery of income and principal becomes doubtful in the opinion of the Company.

Derivative Financial Instruments

The Company sells to customers internationally in several foreign currencies. The Company may reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items being hedged. The Company’s derivative financial instruments have terms of 90 days or less. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

Derivative financial instruments are accounted for on an accrual basis with gains and losses on these contracts recorded in income in the period in which their value changes. The Company has elected not to designate its foreign currency contracts as hedging instruments, and therefore are marked to market with changes in their value recorded in the income statement each period. The underlying exposures are denominated primarily in British Pounds.

The notional amount of forward exchange contracts and options is the amount of foreign currency to be bought or sold at maturity. Notional amounts are indicative of the extent of the Company’s involvement in the various types and uses of derivative financial instruments and are not a measure of the Company’s exposure to credit or market risks through its use of derivatives. The estimated fair value of derivative financial instruments represents the amount required to enter into similar offsetting contracts with similar remaining maturities based on quoted market prices. The Company had no derivative financial instruments outstanding at June 30, 2003.

P.37

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

The Company has recognized $112,000 worth of net foreign currency exchange contracts losses during the fiscal year 2003. This amount is recorded in other expense along with other currency transactional and re-measurement gains and losses.

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

Accounting for Stock-Based Compensation

At June 30, 2003, the Company had four stock-based employee compensation plans, which are described more fully in Note 4. The Company has adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 allows for continued use of recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations in accounting for those plans. The Company applies the recognition and measurement principles of APB Opinion No. 25, and related interpretations in accounting for those plans. No stock-based employee compensation expense is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions to stock-based employee compensation. Such disclosure is not necessarily indicative of the fair value of stock options that could be granted by the Company in future fiscal years or of the value of all options currently outstanding.

	Year ended June 30,
	2001	2002	2003
Net income, as reported	$16,464,000	$19,942,000	$22,574,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	2,202,000	1,735,000	1,376,000

Pro-forma net income	$14,262,000	$18,207,000	$21,198,000

Earnings per share:
Basic, as reported	$1.45	$1.73	$1.88

Basic, pro-forma	$1.26	$1.58	$1.76

Diluted, as reported	$1.34	$1.60	$1.81

Diluted, pro-forma	$1.16	$1.46	$1.70

Pro-forma net income reflects only options granted during the years ended June 30, 2001, 2002 and 2003. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in net income effected above because compensation cost is reflected over the options vesting period of 3 years for options issued under the incentive stock option plans.

P.38

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

Earnings Per Share (“EPS”)

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the reported period. Diluted EPS reflects the potential dilution that could occur assuming the exercise of the stock options using the treasury stock methods. The composition of basic and diluted net income per common share is as follows:

	Net Income	Shares	Per Share Amount
2001:
Basic earnings per share	$16,464,000	11,366,000	$1.45

Effect of dilutive stock options	(17,000)	882,000

Diluted earnings per share	$16,447,000	12,248,000	$1.34

2002:
Basic earnings per share	$19,942,000	11,524,000	$1.73

Effect of dilutive stock options	(16,000)	908,000

Diluted earnings per share	$19,926,000	12,432,000	$1.60

2003:
Basic earnings per share	$22,574,000	12,013,000	$1.88

Effect of dilutive stock options	(168,000)	336,000

Diluted earnings per share	$22,406,000	12,349,000	$1.81

At June 30, 2001, and 2002, there were no shares excluded from the computation of diluted earnings per share. At June 30, 2003, 59,000 shares were excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of financial instruments such as accounts receivable, accounts payable, accrued liabilities, borrowings under the revolving credit facility and the subsidiary lines of credits approximate fair value, based upon either short maturities or variable interest rates of these instruments. See Note 3 for the fair value of the long-term debt.

Comprehensive Income

Comprehensive income is comprised of net income and foreign currency translation. The foreign currency translation gains or losses are not tax-effected because the earnings of foreign subsidiaries are considered by Company management to be permanently reinvested.

Foreign Currency

The currency effects of translating the financial statements of the Company’s foreign entities that operate in their local currency are included in the cumulative currency translation adjustment component of accumulated other comprehensive income. The assets and liabilities of these foreign entities are translated into U.S. dollars using the exchange rate at the end of the respective period. Sales, costs and expenses are translated at average exchange rates effective during the respective period.

P.39

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

Foreign currency transaction gains and losses are included in other expense (income) costs in the consolidated statements of income and were less than 1% of operating income for each of the two years ended June 30, 2001 and 2002 and less than 1.2% of operating income for the year ended June 30, 2003.

Contingencies

The Company accrues for contingent obligations, including estimated legal costs, when it is probable and the amount is reasonably estimable. As facts concerning contingencies become known, management reassesses its position and makes appropriate adjustments to the financial statements. Estimates that are particularly sensitive to future changes include tax, legal, and other regulatory matters, which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

Accounting Standards Recently Issued

In October 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provisions of APB 30 related to the disposal of a segment of a business and was adopted by the Company on July 1, 2002. The adoption of SFAS No. 144 had no effect on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that the Company recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The Company adopted SFAS No. 146 on July 1, 2002. The adoption of SFAS No. 146 had no effect on the Company’s financial position or results of operations.

On July 1, 2002, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company adopted the provisions of this statement on July 1, 2002. The adoption of SFAS No. 143 had no effect on the Company’s financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements of Financial Accounting Standards No. 5, 57, and 107 and rescission of FASB Interpretation No. 34). FIN No. 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and initial measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are applicable to financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 had no effect on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This statement amends the transition requirements of SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative, voluntary methods of transition to the fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of

P.40

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provision is required for all companies with stock-based employee compensation, regardless of whether the Company utilizes the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB Opinion No. 25, Accounting for Stock Issued to Employees. The amendments to the transition and annual disclosure provisions of SFAS No. 123 are effective for the Company’s fiscal year ended June 30, 2003. The Company continues to account for stock-based employee compensation under the intrinsic value method described by APB Opinion No. 25. The adoption of SFAS No. 148 had no effect on the Company’s financial position or results of operations.

In December 2002, the FASB’s EITF issued Issue No. 02-16. This issue addresses the appropriate accounting, by a distributor, for cash consideration received from a vendor and became effective for the Company on January 1, 2003. The adoption of EITF No. 02-16 requires that cash consideration received from a vendor should be recorded as a direct reduction to cost of goods sold, unless certain criteria are met. If these criteria are met, then the cash consideration should be a reduction of the operating expense for which it is being reimbursed. The adoption of EITF No. 02-16 did not have any material impact on the net income for the two years ended June 30, 2002. The Company recorded a $670,000 reclassification adjustment related to the adoption of EITF No. 02-16. The adjustment reclassified $303,000 of excess vendor reimbursement as a reduction to cost of goods sold and $367,000 capitalized in inventory carrying costs, pending the sale of the related products. The guidance is applicable to all of the Company’s vendor arrangements entered into after December 15, 2002. The Company may see further increases in its gross margin (in dollars and as a percent of sales) in future periods as additional vendor arrangements become subject to this pronouncement. The increase in gross margin would result from the reclassification of certain vendor reimbursements from selling, general and administrative expenses to cost of goods sold.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities (“VIE”). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to VIEs created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The Company did not create or obtain an interest in a variable interest entity during the period February 1, 2003 through June 30, 2003. Accordingly, FIN No. 46 had no effect on the Company’s financial position or results of operations. However, changes in the Company’s business relationships with various entities could occur which may impact its financial statements under the requirements of FIN No. 46. The Company is in the process of evaluating certain relationships existing prior to February 1, 2003, and the effect of these relationships on the Company’s consolidated financial position or results of operations is unknown.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 are to be applied prospectively and the Company is in the process of evaluating what impact, if any, SFAS No. 149 may have on its consolidated financial position or results of operations.

P.41

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to the Company’s existing financial instruments effective July 1, 2003, the beginning of the first fiscal period after June 15, 2003. The Company adopted SFAS No. 150 on July 1, 2003. The adoption of this statement had no effect on the Company’s financial position or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation in the accompanying financial statements.

(2) Revolving Credit Facility and Subsidiary Lines of Credit

The Company has a revolving credit facility with its bank group extending to September 30, 2004 with a borrowing limit of the lesser of (i) $80 million or (ii) the sum of 85% of eligible accounts receivable plus the lesser of (a) 50% of eligible inventory or (b) $40 million. The facility bears interest at the 30-day LIBOR rate of interest plus a rate varying from 1.00% to 2.50% tied to the Company’s funded debt to EBITDA ratio ranging from 2.50:1 to 4.25:1 and a fixed charge coverage ratio of not less than 2.75:1. The effective interest rate at June 30, 2002 was 4.09% and the outstanding balance was $43.8 million on a calculated borrowing base of $80 million, leaving $36.2 million available for additional borrowings. The effective interest rate at June 30, 2003 was 2.57% and the outstanding balance was $18.1 million on a calculated borrowing base that exceeded $80 million, leaving $61.9 million available for additional borrowings. The revolving credit facility is collateralized by accounts receivable and eligible inventory. The credit agreement contains various restrictive covenants, including among other things, minimum net worth requirements, capital expenditure limits, maximum funded debt to EBITDA ratio and a fixed charge coverage ratio. Effective June 30, 2002, the Company obtained a waiver for an operating lease covenant that limited lease payments to $750,000 annually. Effective August 6, 2003, the Company obtained a waiver for certain loan covenants as of June 30, 2003, relating to total amounts of investment, additional debt, and loans and advances, relating to the Company’s subsidiaries. In addition, effective August 6, 2003, the Company amended its loan agreement to increase the respective ceilings on these covenants. The Company was in compliance with the remaining covenants at June 30, 2003.

Netpoint, doing business as ScanSource Latin America, has an asset-based line of credit agreement with a bank that is due on demand, maturing on October 31, 2003. The borrowing limit on the line is the lesser of $600,000 or the sum of 75% of domestic accounts receivable and 50% of foreign accounts receivable, plus 10% of eligible inventory (up to $250,000). The facility bears interest at the bank’s prime rate of interest plus one percent (5.75% and 5.00% at June 30, 2002 and 2003, respectively). All of the subsidiary’s assets collateralize the line of credit. The Company has guaranteed 60% of the balance on the line, while the remaining 40% of the balance is guaranteed by the subsidiary’s minority shareholder. The line of credit contains certain financial covenants including minimum thresholds for the leverage ratio and current ratio. At June 30, 2002 and 2003, respectively, there were no outstanding borrowings on the line of credit, however, outstanding standby letters of credit totaled $40,000 leaving $560,000 available for additional borrowings. The subsidiary was in compliance with all loan covenants at June 30, 2003.

P.42

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

(3) Long-term Debt

Long-term debt consists of the following at June 30, 2002 and 2003:

	2002	2003
Note payable to a bank, secured by distribution center land and building; monthly payments of principal and interest of $65,000; 3.74% and 2.97% variable interest rate, respectively at June 30, 2002 and 2003; maturing in fiscal 2006 with a balloon payment of approximately $4.9 million	$6,712,000	$6,153,000
Note payable to a bank, secured by office building and land; monthly payments of principal and interest of $15,000; 9.19% fixed interest rate at June 30, 2002 and 2003; maturing in fiscal 2007 with a balloon payment of approximately $1.5 million	1,618,000	1,584,000
Note payable to a bank, secured by motor coach; monthly payments of principal and interest of $7,000; 3.74% and 2.97% variable interest rate, respectively at June 30, 2002 and 2003; maturing in fiscal 2006 with a balloon payment of Approximately $153,000	429,000	354,000
Capital leases for equipment with monthly principal payments ranging from $33 to $1,903 and effective interest rates ranging from 7.6% to 23.82%, at June 30, 2002 and 2003, respectively	329,000	208,000

	9,088,000	8,299,000
Less current portion	769,000	914,000

Long-term portion	$8,319,000	$7,385,000

The note payables secured by the distribution center and the motor coach contain certain financial covenants, including minimum net worth, capital expenditure limits, a maximum debt to tangible net worth ratio, and the payment of dividends is prohibited. The Company was in compliance with the various covenants at June 30, 2003.

The fair value of long-term debt is estimated by discounting the scheduled payment streams to present value based on current rates for similar instruments and was approximately $9,408,000 and $8,808,000 at June 30, 2002 and 2003, respectively.

Scheduled maturities of long-term debt and capital leases at June 30, 2003 are as follows:

	Long-Term Debt	Capital Leases	Total
2004	$718,000	$196,000	$914,000
2005	742,000	32,000	774,000
2006	5,161,000	4,000	5,165,000
2007	1,470,000	—	1,470,000
Thereafter	—	—	—

Total payments	8,091,000	232,000	8,323,000
Less amounts representing interest	—	(24,000)	(24,000)

Total principal payments	$8,091,000	$208,000	$8,299,000

P.43

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

(4) Stock Options and Earnings Per Share

(a) Stock Option Plans:

•	The 1993 Incentive Stock Option Plan reserved 560,000 shares of common stock for issuance to key employees. The plan provides for three-year vesting of the options at a rate of 33% annually. The options are exercisable over 10 years, and options are not to be granted at less than the fair market value of the underlying shares at the date of grant. As of June 30, 2003, there were 4,804 shares available for grant under this plan.

•	The Non-Employee Director Stock Option Plan reserved 200,000 shares of common stock for issuance to non-employee directors, and provides for vesting six months after grant date and an option term of 10 years. Options under this plan are automatically granted at fair market value for 6,000 shares of common stock on the day following the annual meeting of shareholders. As of June 30, 2003, there were 124,000 shares available for grant under this plan.

•	The amended 1997 Stock Incentive Plan reserved 1,200,000 shares of common stock for issuance to officers, directors, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The plan provides for three-year vesting of the options at a rate of 33% annually. The term of each option is 10 years from the grant date. As of June 30, 2003, there were 11,686 shares available for grant under this plan.

•	The 2002 Long-Term Incentive Plan reserved 400,000 shares of common stock for issuance to officers, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The fiscal year 2003 grants provide for three-year vesting of the options at a rate of 33% annually, and provide a term of 10 years from the grant date. As of June 30, 2003, there were 273,100 shares available for grant under this plan.

A summary of stock option activity for the years ended June 30, 2001, 2002 and 2003 is as follows:

	2001		2002		2003
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Options outstanding:
Beginning of year	1,646,416	$9.25	1,642,764	$11.12	1,532,570	$12.23
Granted	248,830	19.98	141,020	21.42	189,400	26.90
Exercised	(200,078)	7.33	(238,656)	9.59	(587,928)	8.85
Terminated	(52,404)	9.29	(12,558)	20.52	(10,816)	20.79

End of year	1,642,764	11.12	1,532,570	12.23	1,123,226	16.39

Exercisable, end of year	1,055,188	$9.05	1,184,170	$10.17	776,154	$13.11

P.44

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

The following table summarizes information about stock options outstanding and exercisable under the plans at June 30, 2003:

Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Exercisable	Weighted-Average Exercise Price
$4.44 – 7.69	152,160	4.51 years	152,160	$7.02
8.25 – 13.56	261,250	5.25 years	261,250	8.77
16.81 – 18.94	354,656	6.86 years	281,118	17.47
20.88 – 35.14	355,160	8.86 years	81,626	23.26

	1,123,226		776,154

(b) Fair Value

The pro forma fair value of stock options granted by the Company has been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Weighted-Average Assumptions	2001	2002	2003
Risk-free interest rate	5.3%	4.9%	3.6%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility factor	75.7%	50.9%	63.7%
Expected life	10 years	10 years	10 years

Per Share Weighted-Average
Pro forma fair value of stock options granted	$16.46	$14.56	$20.79

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

A summary of stock option activity for ChannelMax for the years ended June 30, 2001, 2002 and 2003 is as follows:

	2001		2002		2003
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Options outstanding:
Beginning of year	117,000	$0.53	351,250	$0.65	229,250	$0.71
Granted	234,250	0.71	—		—
Terminated	—		(122,000)	0.54	(1,500)	0.71

End of year	351,250	0.65	229,250	0.71	227,750	0.71

Exercisable, end of year	78,083	$0.71	152,824	$0.71	227,750	$0.71

P.45

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

If all of the ChannelMax, Inc. stock options outstanding at June 30, 2003 were exercised, the Company’s ownership percentage in ChannelMax, Inc. would be reduced from 90% to approximately 81%.

(5) Income Taxes

Income tax expense (benefit), excluding any taxes related to extraordinary gain and minority interest, consists of:

	Current	Deferred	Total
Year ended June 30, 2001:
U.S. Federal	$9,906,000	$(1,047,000)	$8,859,000
State and local	1,378,000	(144,000)	1,234,000

	$11,284,000	$(1,191,000)	$10,093,000

Year ended June 30, 2002:
U.S. Federal	$10,537,000	$841,000	$11,378,000
State and local	519,000	(629,000)	(110,000)

	$11,056,000	$212,000	$11,268,000

Year ended June 30, 2003:
U.S. Federal	$12,562,000	$1,648,000	$14,210,000
State and local	1,270,000	570,000	1,840,000

	$13,832,000	$2,218,000	$16,050,000

A reconciliation of the U.S. Federal income tax expense at a statutory rate of 35% to actual income tax expense, excluding any other taxes related to extraordinary gain and minority interest, is as follows:

	2001	2002	2003
U.S. Federal income tax at statutory rate	$9,295,000	$10,633,000	$13,704,000
Increase (decrease) in income taxes due to:
State and local income taxes, net of U.S. Federal income tax benefit	802,000	940,000	1,248,000
State tax credits	—	(1,011,000)	(49,000)
Valuation allowance	—	693,000	777,000
Effect of foreign operations, net	—	(129,000)	279,000
Other	(4,000)	142,000	91,000

	$10,093,000	$11,268,000	$16,050,000

P.46

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2002 and 2003 are presented below:

	2002	2003
Deferred tax assets derived from:
Allowance for doubtful accounts	$3,831,000	$3,867,000
Inventories	5,856,000	4,636,000
Nondeductible accrued expenses	692,000	943,000
Net operating loss carryforwards	731,000	1,169,000
Tax credits	473,000	262,000
Other	—	338,000

Total deferred tax assets	11,583,000	11,215,000
Valuation allowance	(693,000)	(1,470,000)

Total deferred tax assets	$10,890,000	$9,745,000

Deferred tax liabilities derived from:
Timing of amortization deduction from intangible assets	$(116,000)	$(261,000)
Timing of depreciation and other deductions for building and equipment	(890,000)	(1,819,000)
Other	(335,000)	(334,000)

Total deferred tax liabilities	$(1,341,000)	$(2,414,000)

Net deferred tax assets	$9,549,000	$7,331,000

The components of pretax earnings are as follows:

	Fiscal Year
	2001	2002	2003
	(In Thousands)
Domestic	26,557	31,704	41,730
Foreign	—	(1,267)	(2,576)

	26,557	30,437	39,154

At June 30, 2003, the Company has: (i) operating loss carryforwards of approximately $480,000 for U.S. Federal income tax purposes expiring in 2022; (ii) certain state income tax credit carryforwards of approximately $403,000 that expire beginning in 2009, and (iii) operating loss carryforwards of approximately $1.9 million in Belgium and $1.2 million in the UK, with no expiration date, for income tax purposes. A valuation allowance of $1.5 million at June 30, 2003 has been provided for the foreign operating loss carryforward and a portion of the U.S. Federal operating loss carryforward, as utilization of such carryforwards is uncertain.

The Company has not provided U.S. Federal income taxes for undistributed earnings of foreign subsidiaries that are considered to be retained indefinitely for reinvestment. The distribution of these earnings would result in additional foreign withholding taxes and additional U.S. Federal income taxes to the extent they are not offset by foreign tax credits, but it is not practicable to estimate the total liability that would be incurred upon such a distribution.

P.47

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

(6) Commitments and Contingencies

The Company leases office space under noncancelable operating leases that expire through July 2007. As discussed in Note 3, the Company leases certain equipment under capital leases. The Company also leases or subleases office space to third parties under noncancelable operating leases which expire through November 2004. Future minimum lease payments under operating leases and rental income are as follows:

	Payments	Rental Income
Fiscal year ended June 30:
2004	$959,000	$47,000
2005	785,000	15,000
2006	695,000	—
2007	305,000	—
2008	216,000	—
Thereafter	550,000	—

	$3,510,000	$62,000

Lease expense was approximately $835,000, $882,000 and $1,023,000 for the years ended June 30, 2001, 2002 and 2003, respectively. Rental income was approximately $303,000, $142,000 and $106,000 for the years ended June 30, 2001, 2002 and 2003, respectively.

The Company owns a 25% equity interest in a limited liability company for which it has guaranteed debt up to approximately $446,000. As of June 30, 2003, the limited liability company owned assets with an estimated fair market value of $2.5 million (unaudited) and had liabilities of approximately $2.0 million (unaudited).

Contractual obligations to purchase software amounted to approximately $175,000 at June 30, 2003.

As discussed in Note 10, the Company has future commitments to purchase the remaining interest in Netpoint and OUI over several years. On July 1, 2002, the Company purchased an additional 8% interest in Netpoint for approximately $400,000 and an additional 12% interest in OUI for an insignificant amount.

A majority of the Company’s net revenues in 2001, 2002 and 2003 were received from the sale of products purchased from the Company’s top ten vendors. The Company has entered into written distribution agreements with substantially all of its major vendors. While the Company’s agreements with most of its vendors contain standard provisions for periodic renewals, these agreements generally permit termination by either party without cause upon 30 to 120 days notice.

The Company or its subsidiaries are from time to time are parties of lawsuits arising out of operations. Although there can be no assurance, based upon information known to the Company, the Company believes that any liability resulting from an adverse determination of such lawsuits would not have a material adverse effect on the Company’s financial condition or results of operations.

P.48

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

(7) Employee Benefit Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code that covers all employees meeting certain eligibility requirements. For the years ended June 30, 2001, 2002 and 2003 the Company provided a matching contribution of $205,000, $265,000 and $242,000, respectively, which was equal to one-half of each participant’s contribution, up to a maximum matching contribution per participant of $800 for 2001, 2002 and 2003. The Company determines its matching contributions annually and can make discretionary contributions in addition to matching contributions. In fiscal 2001, 2002 and 2003, the Company made a discretionary profit-sharing contribution of approximately $1.6 million, $1.1 million and $2.2 million, respectively, to employee retirement plans in an amount equal to approximately 8%, 4% and 8% of salaries for fiscal 2001, 2002 and 2003, respectively. Also in fiscal 2001, the Company provided for an additional discretionary contribution of approximately $800,000 to participant’s 401(k) accounts. Employer contributions are vested over a period of 3 to 5 years.

(8) Goodwill

Changes in the carrying amount of goodwill for the year ended June 30, 2003, by operating segment, are as follows:

	North American Distribution Segment	Channelmax Segment	International Distribution Segment	Total
Balance as of June 30, 2001	$1,105,000	$172,000	—	$1,277,000
Goodwill acquired during 2002	4,466,000	—	3,832,000	8,298,000

Balance as of June 30, 2002	5,571,000	172,000	3,832,000	9,575,000
Goodwill acquired during 2003	16,000	—	250,000	266,000

Balance as of June 30, 2003	$5,587,000	$172,000	$4,082,000	$9,841,000

Goodwill of approximately $4.1 million acquired as part of the Positive ID acquisition (see Note 10) is deductible for income tax purposes. The remainder of the goodwill acquired in fiscal 2002 and 2003 is not deductible for income tax purposes.

The Company recorded additional goodwill of $250,000 and $16,000 for the acquisition of additional interests in Netpoint and OUI, respectively on July 1, 2002.

The application of the provisions of SFAS No. 142 (See Note 1), would have resulted in an increase in net income of approximately $170,000 or $.01 per share, basic and diluted, in fiscal year 2001. As a result of adopting SFAS No. 142, no amortization of goodwill has been recorded in fiscal year 2002 and 2003.

P.49

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

(9) Segment Information

The Company is a wholesale distributor of specialty technology products and a provider of e-logistics services to specialty technology markets. Based on geographic location, the Company has two segments for distribution of specialty technology products and a third segment for e-logistics. The measure of segment profit is income from operations, and the accounting policies of the segments are the same as those described in Note 1.

The first reportable segment, North American Distribution, offers approximately 25,000 products for sale in three primary categories: i) AIDC and POS equipment sold by the ScanSource sales unit, ii) voice, data and converged communications equipment sold by the CatalystTelecom sales unit and iii) converged communications products sold by the Paracon sales unit. These products are sold to more than 12,000 resellers and integrators of technology products that are geographically disbursed over the United States and Canada in a pattern that mirrors population concentration. Of its customers at June 30, 2003, no single account represented more than 6% of the Company’s consolidated net sales. On January 1, 2003, ScanSource, Inc. sold its Mexico operations to Netpoint (part of the International Distribution segment), a majority-owned subsidiary of the Company. The segment information presented for prior years has been reclassified to include Mexico in the International Distribution segment. Previously, the Mexico operations were reported in the North American Distribution segment. During the year ended June 30, 2003, this segment recognized a $191,000 impairment charge for capitalized software.

The second reportable segment, International Distribution, sells to two geographic areas, Latin America (including Mexico) and Europe, and offers AIDC and POS equipment to more than 3,000 resellers and integrators of technology products. This segment began during fiscal 2002 with the Company’s purchase of a majority interest in Netpoint (see Note 10) and the start-up of the Company’s European operations. Of this segment’s customers at June 30, 2003, no single account represented more than 1% of the Company’s consolidated net sales.

The third reportable segment, ChannelMax, provides e-logistics for manufacturers and others in the AIDC and communication products markets. This unit serves less than 7 customers, none of whom accounted for more than 1% of the Company’s consolidated net sales. Certain ChannelMax sales are recognized on a net revenue recognition basis (see Note 2). During the year ended June 30, 2002, this segment recognized a $840,000 impairment charge for capitalized software.

The Company evaluates segment performance based on operating income. Inter-segment sales consist primarily of fees charged by the ChannelMax segment to the North American Distribution segment and sales by the North American Distribution segment to the International Distribution segment. All inter-segment revenues and profits have been eliminated in the accompanying consolidated financial statements.

Accounts receivable, inventories, distribution center property and equipment and certain software can be identified by segment. However, cash, other current assets, other property and equipment, and other non-current assets are generally not distinguishable between the North American Distribution and ChannelMax business segments, and are listed as corporate assets in the following table.

P.50

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

Selected financial information for each business unit are presented below:

	2001	2002	2003
Sales:
North American Distribution	$562,251,000	$768,192,000	$921,132,000
ChannelMax	77,213,000	68,170,000	24,219,000
International Distribution	—	20,584,000	68,726,000
Less intersegment sales	(8,720,000)	(15,059,000)	(22,883,000)

	$630,744,000	$841,887,000	$991,194,000

Operating income:
North American Distribution	$25,955,000	$31,001,000	$36,995,000
ChannelMax	2,843,000	1,013,000	3,734,000
International Distribution	—	(204,000)	(205,000)

	$28,798,000	$31,810,000	$40,524,000

Capital expenditures:
ChannelMax	$3,210,000	$4,318,000	$651,000
International Distribution	—	226,000	631,000
Corporate	4,409,000	3,976,000	5,042,000

	$7,619,000	$8,520,000	$6,324,000

Depreciation and amortization:
ChannelMax	934,000	1,377,000	1,972,000
International Distribution	—	125,000	296,000
Corporate	3,500,000	3,154,000	2,756,000

	$4,434,000	$4,656,000	$5,024,000

Assets:
North American Distribution	$198,746,000	$242,584,000	$249,793,000
ChannelMax	45,693,000	51,938,000	23,393,000
International Distribution	—	24,788,000	32,062,000
Corporate	39,446,000	39,722,000	39,099,000

	$283,885,000	$359,032,000	$344,347,000

(10) Acquisitions and Extraordinary Gain

North American Distribution

On July 27, 2001, the Company’s North American Distribution segment purchased the operating assets of Positive ID Wholesale, (“Positive ID”) a division of Azerty, Inc., a subsidiary of United Stationers. Positive ID was a distributor of automatic information and data capture products for whom the Company paid approximately $14.7 million in cash. The acquisition allowed the Company to reach additional customers and added sales and technical support employees in a new Buffalo, New York sales office. The Company’s purchase price to obtain this additional domestic market share and technical support exceeded the fair value of the net assets acquired. The acquisition was accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company’s consolidated results of operations from the date of acquisition. The purchase price was allocated to the fair value of net assets acquired, principally accounts receivable and inventories, and approximately $4.1 million of goodwill resulted from the acquisition.

P.51

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

On September 28, 2001, the Company purchased 52% of the common stock of OUI, a provider of services to the telephone reseller market, for approximately $524,000 in cash and assumed certain liabilities. The acquisition was accounted for by the purchase method of accounting. Operating results have been included in the Company’s consolidated results of operations from the date of acquisition. The acquisition allowed the Company to provide training, installation and programming services to its telephone reseller customers. The purchase price was allocated to the fair value of the net assets acquired, and approximately $383,000 of goodwill resulted from the acquisition. Effective July 1, 2002, the Company obtained an additional 12% of the common stock of OUI for an insignificant amount. The Company also has a commitment to purchase the remaining 36% of the common stock at a pre-determined multiple of pre-tax earnings over the next three years. Pro forma financial information is not provided in the table below because the total revenues from this acquisition were less than 1% of total Company revenue.

International Distribution

On November 9, 2001, the Company’s International Distribution segment purchased 52% of the common stock of Netpoint, a Miami-based distributor of AIDC and POS equipment to the Latin American marketplace. The acquisition added new employees and provided geographic expansion for the Company’s business into Latin America. The Company’s purchase price exceeded the fair value of the net assets acquired. The Company paid approximately $2.6 million in cash and assumed certain liabilities. The acquisition was accounted for by the purchase method of accounting. Operating results have been included in the Company’s consolidated results of operations from the date of acquisition. The purchase price was allocated to the fair value of net assets acquired, principally accounts receivable and inventories, and approximately $1.6 million of goodwill resulted from the acquisition. Effective July 1, 2002, the Company purchased an additional 8% of the common stock of Netpoint for approximately $400,000. The Company has a commitment to purchase the remaining 40% of the common stock at a predetermined multiple of pre-tax earnings over the next five years.

On May 7, 2002, the Company’s International Distribution segment purchased 100% of the shares of ABC Technology Distribution, Ltd., an AIDC and POS distributor based in the United Kingdom, for approximately $2.7 million in cash and assumed certain liabilities. The acquisition allowed the Company to expand its European customer base and to add employees and an office in the United Kingdom, furthering the Company’s expansion of its European operations. The Company’s purchase price exceeded the fair value of the net assets acquired. The acquisition was accounted for by the purchase method of accounting. Operating results have been included in the Company’s consolidated results of operations from the date of the acquisition. The purchase price was allocated to the fair value of net assets acquired, principally accounts receivable and inventory, and approximately $2.2 million of goodwill resulted from the acquisition.

The following unaudited pro-forma financial information shows the results of operations of the Company as though the acquisitions noted above had occurred as of July 1, 2000 and 2001. The unaudited pro forma financial information presented below does not purport to be indicative of the results of operations had the acquisitions been consummated as of July 1, 2000 or July 1, 2001 or of the

P.52

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the Three Years Ended June 30, 2003

future results of operations of the combined businesses. The financial statements for the year ended June 30, 2003, include the results of operations of the acquisitions.

	2001	2002
	(unaudited)
Net sales	$717,553,000	$869,793,000
Income before extraordinary gain	$18,488,000	$19,575,000
Net income	$18,488,000	$20,404,000
Basic earnings per share:
Income before extraordinary gain	$1.63	$1.70
Net income	$1.63	$1.77
Diluted earnings per share:
Income before extraordinary gain	$1.51	$1.58
Net income	$1.51	$1.64

For the above acquisitions, the estimated total fair values of the assets acquired and liabilities assumed at the dates of the acquisitions were as follows:

Current assets	$28,678,000
Property and equipment	1,187,000
Other assets	42,000
Intangible assets	337,000
Goodwill	8,298,000

Total assets acquired	38,542,000
Current liabilities assumed	(16,754,000)
Minority interest in net assets	(1,133,000)

Net assets acquired	$20,655,000

(11) Related Party Transactions

An officer of the Company was indebted to the Company, under the terms of a secured loan to him, with an outstanding balance of approximately $352,000 at June 30, 2002. The loan is included in other receivables in the accompanying consolidated balance sheets. Interest on the loan was charged at 6.5%, and the loan was repaid on August 30, 2002.

During fiscal year 2002 and 2003, the Company made sales of $1.5 million and $2.2 million, respectively, to companies affiliated with the minority shareholder of the Netpoint subsidiary. At June 30, 2002 and 2003, accounts receivable from these companies totaled $238,000 and $148,000, respectively.

At June 30, 2002, the minority shareholders of the OUI subsidiary owed the Company approximately $269,000, in the form of a note, in connection with an adjustment to the purchase price. The note is payable in thirty-six monthly installments and matures on October 31, 2005. Interest on the note is 2.01% per annum. The holders of the note are allowed to prepay the note in whole or part, without premium or penalty. At June 30, 2003, the balance of this note is $206,000.

* * * * * * * *

P.53

MARKET FOR THE REGISTRANT’S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

The Company’s Common Stock is quoted on The Nasdaq National Market (“NASDAQ”) under the symbol “SCSC.” The Company has never paid or declared a cash dividend since inception and the Board of Directors does not intend to institute a cash dividend policy in the foreseeable future. Under the terms of the Company’s revolving credit facility, the payment of cash dividends is prohibited. Effective January 28, 2003, the Board of Directors approved a two-for-one stock split of the common stock effected in the form of a 100% common stock dividend. The effect of the stock split has been recognized retroactively in all share and per share data. On August 31, 2003, there were approximately 4,000 recorded and known beneficial holders of Common Stock. The following table sets forth, for the periods indicated, the high and low closing prices of the Common Stock on NASDAQ Stock Market.

	High	Low
Fiscal Year 2002
First quarter	28.92	20.50
Second quarter	28.52	20.33
Third quarter	32.50	23.29
Fourth quarter	34.58	27.51
Fiscal Year 2003
First quarter	32.91	25.00
Second quarter	38.25	21.82
Third quarter	30.74	17.11
Fourth quarter	29.60	18.27

P.54

[GRAPHIC]

BOARD OF DIRECTORS

Steven H. Owings

Chairman

Michael L. Baur

President and Chief Executive Officer

Steven R. Fischer

President

Transamerica Business Credit Corporation

James C. Foody

Business Consultant

John P. Reilly

Keltic Financial Services LLC

OFFICERS

Steven H. Owings

Chairman

Michael L. Baur

President and Chief Executive Officer

Richard P. Cleys

Vice President and Chief Financial Officer

Jeffery A. Bryson

Vice President—Administration and Investor Relations

R. Scott Benbenek

Executive Vice President—Corporate Operations

Andrea D. Meade

Executive Vice President—Corporate Operations

Gregory B. Dixon

Chief Technology Officer

Robert S. McLain, Jr.

Vice President—Marketing and Business Development

John K. Black

President—Catalyst Telecom

Clayton D. Sorensen

President—Paracon

Elias Botbol

President—ScanSource Latin America

Stephanie Greasley

Managing Director—ScanSource Europe

Peter J. O’Brien

Vice President—Partner Services

STOCK LISTING

The Company’s Stock is traded on The Nasdaq National Market under the symbol SCSC.

GENERAL COUNSEL

Alston & Bird LLP

Charlotte, North Carolina

TRANSFER AGENT

Wachovia Bank, N.A.

Charlotte, North Carolina

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP

Greenville, South Carolina

SHAREHOLDER INQUIRIES

ScanSource, Inc., welcomes inquiries from its shareholders and other interested investors. For further information or a copy of SEC form 10K, contact our Investor Relations Department at 800.944.2439, ext. 4375, or by e-mail at investor@scansource.com.

ANNUAL MEETING

The annual meeting of shareholders of the Company will be held at 10:00 a.m. on December 4, 2003, at the Marriott Hotel, 1 Parkway East, Greenville, South Carolina.

CORPORATE HEADQUARTERS

Greenville, South Carolina

864.288.2432

SALES OFFICES

Lake Forest, California

800.944.2432

Bellingham, Washington

800.830.2422

Eatontown, New Jersey

800.998.1221

Richmond, British Columbia

604.303.9711

Buffalo, New York

800.944.2432

Phoenix, Arizona

800.790.2029

Norcross, Georgia

800.944.2432

Miami, Florida

877.280.0840

Mexico City, Mexico

011.52.555.540.6111

Brussels, Belgium

011.32.4.246.7845

Hull, United Kingdom

011.44.1482.820200

ScanSource
empowering solution providers™
TEN YEARS OF TEAMWORK

[LOGO]

ScanSource, Inc.        6 Logue Court        Greenville, SC 29615        800.944.2432        scansource.com