Form 10-K, Exhibit 13
period 2006-06-30
SCANSOURCE INC
filed 2006-09-01
CIK 918965

Thank you so much for your help. Your customer service is what makes ScanSource so much better than any other distributor out there!”—Claude LaBrasca, Bar Code Specialties “Your technical assistance was exceptionally comprehensive, accurate and speedy. I gave you a tough, non-conventional project and you assumed the ‘whatever takes’ approach to investigating and solving my issues. It’s support like this, coupled with our great sales rep, that sustains our loyalty and keeps us from dealing with the competition.”—Tim Parks, Progressive Microtechnology, Inc. “I felt I should write you to let you know that you and your staff have performed exactly as you told me you would. Despite me giving you a very difficult time, you did come through and have far exceeded my expectations and exceeded what you told me you would do.”—Don Logan, Maximizing Today’s Telecommunications Inc. “Words will never be enough to express my gratitude for all that Catalyst has done for our company. I have never felt a strong sense of teamwork and partnership in my experience as a business owner.”—Ken Craig, Spenser Communications “Thank you so much for your help. Your customer service is what makes ScanSource so much better than any other distributor out there!”—Claude LaBrasca, Bar Code Specialties “Your technical assistance was exceptionally comprehensive, accurate and speedy. I gave you a tough, non-conventional project and you assumed the ‘whatever takes’ approach to investigating and solving my issues. It’s support like this, coupled with our great sales rep, that sustains our loyalty and keeps us from dealing with the competition.”—Tim Parks, Progressive Microtechnology, Inc. “I felt I should write you to let you know that you and your staff have performed exactly as you told me you would. Despite me giving you a very difficult time, you did come through and have far exceeded my expectations and exceeded what you told me you would do.”—Don Logan, Maximizing Today’s Telecommunications Inc. “Words will never be enough to express my gratitude for all that Catalyst has done for our company. I have never felt a stronger sense of teamwork and partnership in my experience as a business owner.”—Ken Craig, Spenser Communications “Thank you so much for your help. Your customer service is what makes ScanSource so much better than any other distributor out there!”—Claude LaBrasca, Bar Code Specialties “Your technical assistance was exceptionally comprehensive, accurate and speedy. I gave you a tough, non-conventional project and you assumed the ‘whatever takes’ approach to investigating and solving my issues. It’s support like this, coupled with our great sales rep, that sustains our loyalty and keeps us from dealing with the competition.”—Tim Parks, Progressive Microtechnology, Inc. “I felt I should write you to let you know that you and your staff have performed exactly as you told me you would. Despite me giving you a very difficult time, you did come through and have far exceeded my expectations and exceeded what you told me you would do.”—Don Logan, Maximizing Today’s Telecommunications Inc. “Words will never be enough to express my gratitude for all that Catalyst has done for our company. I have never felt a stronger sense of teamwork and partnership in my experience as a business owner.”—Ken Craig, Spenser Communications “Thank you so much for your help. Your customer service is what makes ScanSource so much better than any other distributor out there!”—Claude LaBrasca, Bar Code Specialties “Your technical assistance was exceptionally comprehensive, accurate and speedy. I gave you a tough, non-conventional project and you assumed the ‘whatever takes’ approach to investigating and solving my issues. It’s support like this, coupled with our great sales rep, that sustains our loyalty and keeps us from dealing with the competition.”—Tim Parks, Progressive Microtechnology, Inc. “I felt I should write you to let you know that you and your staff have performed exactly as you told me you would. Despite me giving you a very difficult time, you did come through and have far exceeded my expectations and exceeded what you told me you would do.”—Don Logan, Maximizing Today’s Telecommunications Inc. “Words will never be enough to express my gratitude for all that Catalyst has done for our company. I have never felt a sense of teamwork and partnership in my experience as a business owner.”—Ken Craig, Spenser Communications “Thank you so much for your help. Your customer service is what makes ScanSource so much better than any other distributor out there!”—Claude LaBrasca, Bar Code Specialties “Your technical assistance was exceptionally experience

The ScanSource Experience.

It’s what differentiates our company. It’s what we strive to create everyday. It’s what makes us who we are.

What is the ScanSource Experience? In short, it’s the commitment we make each day to provide a rewarding experience to our customers and vendor partners every time they interact with us.

The ScanSource Experience requires the dedication of every employee in every department of our company. And it encompasses the qualities that we believe set us apart.

Those qualities include:

• Superior logistics and product inventory

• Excellence in customer service

• Experienced sales personnel with comprehensive product knowledge

• Highly trained technical support teams

• Long-term commitment to the market and the technology solutions we provide

• Fostering strong relationships between vendors and resellers

• Forming true partnerships with those we do business with

• A powerful lineup of value-added services

At ScanSource, we’re passionate about our industry and the technology solutions we provide. We’ve been here a long time, and the experience we’ve gained through the years is what helps us provide the ScanSource Experience to every customer, each and every day.

SCANSOURCE, INC. AT A GLANCE

ScanSource, Inc. (Nasdaq: SCSC) is a leading international distributor of specialty technology products. The company’s North American segment consists of five sales units, including ScanSource, Catalyst Telecom, Paracon, ScanSource Security and our recent acquisition, T2 Supply. Together, these sales units provide more than 40,000 products from more than 150 manufacturer partners to over 20,000 value-added resellers.

The ScanSource sales unit offers automatic identification and data capture (AIDC) and point-of-sale (POS) products such as bar code scanners and printers, mobile data collection terminals, radio frequency identification (RFID), wireless networks, computer-based point-of-sale terminals, receipt printers, cash drawers, keyboards and related peripherals.

The Catalyst Telecom and Paracon sales units provide voice, data and video products like key, hybrid and PBX phone systems, voicemail, interactive voice response, voice-over-IP, unified messaging, videoconferencing, converged communications and computer telephony integration (CTI) solutions. T2 Supply markets videoconferencing and telephony products.

The ScanSource Security unit provides electronic security products including identification, access control, surveillance, fire detection and intrusion solutions.

ScanSource, Inc.’s international distribution segment continued its strong growth in Fiscal Year 2006. Headquartered in Brussels, Belgium, ScanSource Europe offers AIDC, POS and RFID equipment to value-added resellers throughout Europe. ScanSource Latin America provides AIDC, POS, RFID and Security products to customers in Mexico, Central America, South America and the Caribbean, with headquarters in Miami, FL, as well as a sales office and distribution center in Mexico.

AT A GLANCE

ABC 2
JKL 5
GHI 4
TUV 8
0

MIC
POWER

ScanSource
WELCOME

THE ARCHITECTS OF THE SCANSOURCE EXPERIENCE

The ScanSource Experience is created anew each day by every employee throughout the company. From our dedicated distribution center staff to our sales team to technical support, customer service and many more, ScanSource team members have an unyielding devotion to doing it right on behalf of customers and vendors. It’s what sets us apart and what drives us to outperform expectations in the critical areas where our partners depend on us. What makes our company so unique? Among many other things, it’s the experience we create in the following areas.

SUPERIOR LOGISTICS

EXCELLENCE IN CUSTOMER SERVICE

At ScanSource, we designed our distribution center and logistics operations to make it easier and faster for our customers to get the products they need. Our 367,000-square-foot, centrally located Memphis distribution center is built to provide accuracy and convenience at a level unmatched anywhere. Our motto? No mistakes. That fanatical devotion to getting it right has led to a 99.5% accuracy rate in shipping even as thousands of boxes leave our warehouse daily. And our on-hand product inventory is unmatched in the industry, ensuring that resellers can always get the very best products on the market whenever they need them.

“We require just one thing

at our distribution center

– perfection. Our customers

depend on us to get it right

every single time, and we

take that responsibility to

heart. That’s why our days

can begin as early as 4 am

and end as late as midnight.

We will be here as long as

it takes to get the job done

right.”

- Shelby McCloud, Vice President,

Warehouse Operations

No question, concern or issue is too small to go unnoticed by our post-sale Customer Service Team. Our goal in customer service is simple: Excellence. There is no middle ground. Going above and beyond and doing more than what’s required is the normal course of business. Our team has a powerful determination to track down answers and resolve customer challenges regardless of the obstacles involved.

“Thank you so much for your help.

Your customer service is what makes ScanSource so much better than any other distributor out there!”

- Claude LaBrasca,

Bar Code Specialties

COMPREHENSIVE SALES EXPERTISE

Our sales team knows its products. After all, most of them have worked in this industry for years – experience that gives them valuable insight into our customers’ daily challenges. And their learning never stops. Each sales representative undergoes over 200 hours of training each year on our vendors’ products. We don’t dabble in our technologies. We build knowledge experts and let them work closely with each customer to help them develop solutions that are engineered for the long haul.

OUTSTANDING TECHNICAL SUPPORT

One of the key differentiators between ScanSource and others in the industry is the investment we continue to make in providing the broadest and strongest level of technical support available anywhere. Our commitment is evident as we maintain a large and highly trained technical support staff. Since our inception in 1992, our technical support teams throughout the company have logged hundreds of thousands of support calls – a crucial component both in assisting customers who need technical aid and in helping vendors identify product quality issues and resolving them quickly.

“Learning is an ongoing and rigorous part of

the job description for our sales team. We

require our team to become experts in the

technologies they sell – our customers deserve

nothing less. We don’t have generalists on our

team. Everyone at ScanSource makes a true

commitment to understanding our products

inside and out.”

- Mark Morgan, Vice President of Sales,

ScanSource North America AIDC/POS

“Your technical assistance was exceptionally comprehensive, accurate and speedy. I gave you a tough, non-conventional project and you assumed the ‘whatever it takes’ approach to investigating and solving my issues.

It’s support like this, coupled with our great sales rep, that sustains our loyalty and keeps us from dealing with the competition.”

- Tim Parks, Progressive Microtechnology, Inc.

LONG-TERM COMMITMENT TO OUR MARKETS

Simply put, we’ve made a long-term commitment to the markets we serve and the technologies we provide. For us, specialty technology products aren’t merely a niche offering that we provide in addition to a broader line of products. Instead, we become experts in our product line and devoted partners to our vendors. We’ve been here a long time – and we’re here for the long haul.

“I felt I should write you

to let you know that

you and your staff have

performed exactly as

you told me you would.

Despite me giving you

a very difficult time,

you did come through

and have far exceeded

my expectations and

exceeded what you told

me you would do.

- Don Logan,”

Maximizing Today’s

Telecommunications Inc.

BINDING TOGETHER CHANNEL RELATIONSHIPS

Occupying a central position in the sales channel, ScanSource serves as a facilitator of relationships between vendors and value-added resellers. It’s our goal to provide our vendors with insight into the needs and challenges of the VAR community. Similarly, we work to help resellers get their ideas heard by manufacturers, which creates a stronger bond between all parties.

“Our customers need a voice within the vendor community, and it’s our job to provide that voice. We act as a liaison between our customers and vendors, helping them identify the right vendor representatives to work with and making their thoughts and feelings known throughout the channel. We believe in keeping the lines of communication open at all times – and we’ll do whatever it takes to help our customers be heard.”

- Rick Williams, ScanSource Business Development

BUILDING TRUE BUSINESS PARTNERSHIPS

At ScanSource, Inc., we’ve never taken a “one size fits all” approach when working with vendors or our reseller customers. Each company that we do business with – whether a vendor or a reseller – has specific needs and requirements. Why are we able to be flexible in working with our partners? Because we make it a priority to know their businesses and their needs. Our experience in the industry gives us the insight we need to provide customized solutions.

“Words will never be enough to express my gratitude for all that Catalyst has done for our company. I have never felt a stronger sense of teamwork and partnership in my experience as a business owner.”

- Ken Craig, Spenser Communications

POWERFUL LINEUP OF VALUE-ADDED SERVICES

Our lineup of Partner Services allows

ScanSource to act as an extension of our

customers’ businesses, providing

critical support in areas where we

can help them be more efficient because

of our size and scale. These services are

designed specifically for the reseller

community and its challenges, allowing

them to save time and money in areas

such as marketing, system integration,

education and training, maintenance and

much more. ScanSource Partner Services

enable us to act as an extension of our

customers’ businesses.

“The most important thing our “customers must accomplish each day is selling products and identifying new areas of opportunity for their businesses. That leaves little time for some of the behind-the-scenes activities such as integration and maintenance, and even less time for marketing and education. Our Partner Services are designed to help them excel in these areas even if they don’t have the time and money to specialize in them.”

- Wendy Thacker, Director of Marketing Services, ScanSource, Inc. Partner Services

TO OUR SHAREHOLDERS:

Michael L. Baur President and Chief Executive Officer ScanSource, Inc.

At ScanSource, Inc., it’s always been our mission to ensure that our customers and vendor partners have a rewarding experience each and every time that they do business with us. Today, that mission is more important than ever.

Quite simply, we believe the fundamental difference that sets our company apart is what we call the

“ScanSource Experience” – the

comprehensive level of knowledge, efficiency, expertise and focus that we bring to every interaction we have with customers and vendors. Creating the ScanSource Experience is the responsibility of employees in every part of our business – from sales and financial services to technical support and customer service.

What does the ScanSource Experience include for those who do business with us? It means they’ll benefit from our long-term commitment to the markets and technologies we serve. It means they’ll work with better trained, more experienced and more knowledgeable sales and technical support representatives who truly understand their business needs. It means they’ll have access to a superior inventory of products and more efficient logistics services. The bottom line is that we’re enthusiastic and excited about the specialty technology products we provide on behalf of our vendors, and it’s our goal to carry over that enthusiasm in all of our dealings with customers.

As in years past, our emphasis on consistently delivering a positive experience for customers and vendors helped us produce strong results in Fiscal Year 2006. ScanSource posted record net sales revenues of $1.67 billion this year, up 13% from $1.47 billion for the year ended June 30, 2005. In addition, net income rose to $40.1 million compared to $35.7 million for the previous year. And diluted earnings per share increased to $1.53, moving up from $1.37 per share in Fiscal Year 2005.

ScanSource has built a legacy of profitable growth since our inception in 1992, and we firmly believe our company can expand on that foundation in the future. We look for a continuing shift towards the two-tier distribution model throughout our markets – both in North America and internationally – as our vendor partners continue to depend on us to help extend their sales force and provide value-added resellers with a more cost-efficient means for getting products to market. Because of our emphasis on creating a strong customer experience and our powerful lineup of value-added services, ScanSource enhances the value proposition of our vendors’ brands and products.

That’s why we continue to develop innovative new tools and services to wrap around the best-of-breed products our vendors provide. We have strengthened our line of Partner Services through the addition of tools like ScanSource VirtualTechnician, an agent software that allows our customers to remotely monitor and manage the retail systems they sell in order to proactively solve looming repair issues, fix system flaws and meet challenges head-on rather than after they’ve occurred. Further, we continue to enhance educational programs such as Solution City, a comprehensive resource for solution providers who want to break into new vertical markets or begin selling new technologies. The program includes a library of vertical market and technology information at SolutionCity.com and a road show held in four North American cities that drew over 1,000 attendees during the past year.

In addition, SolutionCity.com now includes the Profit Maps business growth curriculum, a complete framework designed to help resellers strengthen their businesses in key areas like marketing, sales, operations and finance. As we look to the future, ScanSource will continue to leverage our size and scale to lead the way in providing new opportunities for resellers to build their businesses and be more efficient. $1.19 $1.47 $1.67

04 05 06 Net Sales

Fiscal year ended June 30 ($ in billions)

Our North American ScanSource sales unit, offering automatic identification and data capture (AIDC) and point-of-sale (POS) solutions, is leading the way in helping the reseller community embrace emerging technologies like radio frequency identification (RFID). The AIDC/POS unit continued to gain marketshare throughout the year due to superior customer service and an excellent partnership with our manufacturers. The continued preference for value-added two-tier distribution has allowed this business unit to extend its lead in the market.

Similarly, our Catalyst Telecom unit – which provides voice, data and video solutions from vendors such as Avaya, Juniper, Extreme and Polycom – is placing a strong emphasis on convergence training to enable our customer base to provide the end-to-end converged systems that end users demand. Catalyst developed a convergence website and training kit to help traditional voice dealers embrace a converged model that encompasses data and video, and devoted its annual customer conference to helping key Catalyst business partners get started with converged solutions. Again, manufacturers increasing the use of value-added two-tier distribution helped contribute to another year of solid sales growth for the Catalyst unit and positions it for future growth as the communications industry continues to evolve.

The Paracon sales unit, focusing primarily on converged communications products from Intel, benefited from a strengthened relationship with Intel partners, Vertical Communications, Quintum, AudioCodes and Envox. Intel has announced the sale of this unit to a company that we expect to devote more resources and energy to the communications market. We are excited about the growth opportunities this provides Paracon and our value-added resellers. $30.0 $35.7 $40.1

04 05 06 Net Income

Fiscal year ended June 30 ($ in millions)

We continued to add key vendors and enhance the product line of the ScanSource Security sales unit in 2006. ScanSource Security now offers security solutions from Panasonic, an industry leader in video surveillance, as well as Sony and Tropos Networks. The identification market continues to be a high growth opportunity for ScanSource Security. Zebra Card, Datacard and Fargo have led the way as our largest and fastest growing vendors. We believe the future is bright for ScanSource Security as security dealers continue to move towards the two-tiered distribution channel and the efficiencies and cost-savings that it brings to their businesses.

“We continue to develop innovative new tools and services to wrap around the best-of-breed products our vendors provide.”

—Mike Baur

In July, we announced the acquisition of T2 Supply to create our newest communication business unit. T2 is the industry leader in the distribution of videoconferencing and telephony products. Key relationships with customers and vendors like Polycom and Plantronics have driven exceptional growth for T2. The value-added model that T2 has provided in the past fits perfectly with the ScanSource model. The addition of exceptional employees, new customers and strategic vendors will drive continued growth in the future.

Our international segment built on the growth it has enjoyed during the last several years, and it now accounts for over 13% of our company’s annual revenues. Both ScanSource Europe, headquartered in Brussels, Belgium, and ScanSource Latin America, headquartered in Miami, delivered strong results this year as vendors continue to rely on us to extend their geographic reach and develop the two-tiered model in new territories throughout the globe. This area should deliver profitable growth in the coming years as we begin to achieve critical mass. We are continuing to invest resources in our international markets to capture our share of this growth opportunity.

As in recent years, ScanSource gained national recognition during the past year – further evidence that the ScanSource Experience is a powerful contributor to our relationships with customers and vendors, and is fuel for our company’s growth. For the second year in a row, ScanSource was named to Forbes magazine’s Platinum 400 list of the “Best Big Companies in America” based on our five-year total return as computed by the publication. In addition, Fortune magazine named ScanSource to its Fortune 1000 list of America’s largest corporations, a testament to our employees’ commitment to delivering on our promises to our partners.

In December, ScanSource, Inc. named Jim Foody as chairman of the board following Steve Owings. Steve decided to reduce his role at the company and to focus on personal and other business opportunities. Steve is one of the founding employees of ScanSource and has provided an extraordinary example for our employees since the company’s inception through his devotion to the company, dedicated work ethic and unmistakable brand of leadership. We’re excited that he will continue his association with ScanSource in a key employee role and are pleased that Jim will be bringing the knowledge he gained through more than a decade as a director with the company to his role as chairman.

Though ScanSource added to its long track record of growth in 2006, our company will never rest on its laurels. Instead, we are approaching the future with the same eager enthusiasm for delivering the ScanSource Experience to the customers and vendors who do business with us. Just as it does today, that experience will include the same laser-like focus on service, support and efficiency in the years ahead. I hope you’ll join me in looking forward to the future and what it holds for our company.

Sincerely,

Mike Baur

President and Chief Executive Officer ScanSource, Inc.

Selected Financial Data

The selected financial data below should be read in conjunction with “Management’s Discussion and Analysis” and ScanSource, Inc.’s (the “Company”) consolidated financial statements and related notes thereto included elsewhere in this annual report.

The following statement of income data and balance sheet data were derived from the Company’s consolidated financial statements.

	Fiscal Year Ended June 30,
	2006	2005	2004	2003	2002
	(In thousands, except per share data)
Statement of income data:
Net sales	$1,665,600	$1,469,094	$1,192,090	$991,194	$841,887
Cost of goods sold	1,497,248	1,319,368	1,060,310	879,311	750,310

Gross profit	168,352	149,726	131,780	111,883	91,577
Selling, general and administrative expenses	104,759	90,977	82,524	71,359	59,767

Operating income	63,593	58,749	49,256	40,524	31,810
Interest expense (income), net	1,620	1,264	601	869	1,557
Other expense (income) , net	(111)	(466)	(164)	501	(184)

Total other expense	1,509	798	437	1,370	1,373

Income before income taxes, minority interest and extraordinary gain	62,084	57,951	48,819	39,154	30,437
Provision for income taxes	21,750	21,928	18,700	16,050	11,268
Minority interest in income of consolidated subsidiaries, net of taxes	225	291	137	530	56

Income before extraordinary gain	40,109	35,732	29,982	22,574	19,113
Extraordinary gain, net of income taxes	—	—	—	—	829

Net income	$40,109	$35,732	$29,982	$22,574	$19,942

Net income per common share, basic	$1.57	$1.41	$1.20	$0.94	$0.87

Weighted-average shares outstanding, basic	25,491	25,254	24,970	24,026	23,048

Net income per share, assuming dilution	$1.53	$1.37	$1.16	$0.91	$0.80

Weighted-average shares outstanding, assuming dilution	26,139	26,019	25,904	24,698	24,864

	As of June 30,
	2006	2005	2004	2003	2002
Balance sheet data:
Working capital	$264,096	$221,538	$188,096	$116,859	$91,723
Total assets	613,219	467,070	413,192	344,347	359,032
Total long-term obligations (including current portion)	32,185	42,356	40,007	8,299	9,088
Total shareholders’ equity	274,606	225,885	186,644	150,887	118,049

Management’s Discussion and Analysis

Certain statements within this annual report to shareholders and the documents incorporated by reference herein that are not historical facts are “forward-looking statements” as described in the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties and actual results could differ materially from those projected. Factors that could cause actual results to differ materially include the following: the Company’s dependence on vendors, product supply and availability, senior management, centralized functions and third-party shippers; the Company’s ability to compete successfully in a highly competitive market and to manage significant additions in personnel and increases in working capital; the Company’s ability to collect outstanding accounts receivable; the Company’s entry into new product markets in which it has no prior experience; the Company’s susceptibility to quarterly fluctuations in net sales and results of operations; the Company’s ability to manage successfully pricing or stock rotation opportunities associated with inventory value decreases; narrow profit margins; inventory risks due to shifts in market demand; dependence on information systems; credit exposure due to the deterioration in the financial condition of our customers; a downturn in the general economy; the inability to obtain required capital; potential adverse effects of acquisitions; fluctuations in interest rates, foreign currency exchange rates and exposure to foreign markets (the imposition of governmental controls, currency devaluations, export license requirements, restrictions on the export of certain technology, dependence on third party freight forwarders and the third party warehouse in Europe, political instability, trade restrictions, tariff changes, difficulties in staffing and managing international operations, changes in the interpretation and enforcement of laws (in particular related to items such as duty and taxation), difficulties in collecting accounts receivable, longer collection periods and the impact of local economic conditions and practices); the impact of changes in income tax legislation; acts of war or terrorism; exposure to natural disasters; potential impact of labor strikes; volatility of common stock; the accuracy of forecast data and changes in accounting standards. Additional discussion of these and other factors affecting our business and prospects is contained in our periodic filings with the SEC, copies of which can be obtained at our Investor Relations website at www.scansource.com. Please refer to the cautionary statements and important factors discussed in Item 1A “Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended June 30, 2006 for further information. This discussion and analysis should be read in conjunction with “Selected Financial Data” and the Financial Statements and the Notes thereto included elsewhere in this Annual Report.

Overview

ScanSource, Inc. is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company distributes more than 40,000 products worldwide. The Company has two geographic distribution segments: one serving North America from the Memphis, Tennessee distribution center, and an international segment currently serving Latin America (including Mexico) and Europe. The North American distribution segment markets automatic identification and data capture (“AIDC”) and point-of-sale (“POS”) products through the ScanSource sales unit; voice, data and converged communications equipment through its Catalyst Telecom sales unit; voice, data and converged communications products through its Paracon sales unit; and electronic security products through its ScanSource Security Distribution unit. The international distribution segment markets AIDC and POS products through its ScanSource sales unit.

The Company was incorporated in December 1992 and is headquartered in Greenville, South Carolina. The Company serves North America from a single, centrally located distribution center located near the FedEx hub in Memphis, Tennessee. The single warehouse and strong management information system form the cornerstone of the Company’s cost-driven operational strategy that, along with our growth through acquisitions and organic market share increases, has caused operating income to grow at an average annual growth rate of 17.4% over the past five years, while sales have grown at an average annual rate of 21.6% to approximately $1.7 billion over the same period. This strategy has been expanded to Latin America and Europe, with distribution centers located in Florida and Mexico, and in Belgium, respectively.

North American Distribution Segment

The Company’s North American distribution segment sells products exclusively to resellers and integrators in large and growing technology markets. Key AIDC vendors include Symbol, Intermec and Zebra, and some leading POS lines include IBM, NCR and Epson. Avaya is the Company’s most significant voice, data and converged communications partner, while Intel supplies key components for the converged communications market. Key electronic security vendors include Panasonic, Bosch, Datacard, Zebra, Fargo, DSC, HID, Keyscan and Samsung. Growth in net sales has been principally driven by intensive marketing efforts to recruit new reseller customers, selective expansion of the Company’s product lines, and the addition of new vendors. An expansion project to increase the capacity of the Memphis, Tennessee distribution center by 50% to meet the current and near-term growth requirements of the North American business was completed during fiscal year 2005.

International Distribution Segment

The Company’s international distribution segment sells AIDC and POS products exclusively to resellers and integrators in the Latin American (including Mexican) and European markets principally from the same product manufacturers as those sold by the North American distribution segment. Marketing efforts to recruit new reseller customers, competitive product pricing, the addition of new vendors, and strategic acquisitions have driven growth in net sales.

The international distribution segment commenced operations in November 2001, when the Company acquired 52% of the common stock of Netpoint International, Inc. (“Netpoint”), a Miami-based distributor of AIDC and POS equipment to the Latin American market. In January 2002, the Company launched its pan-European strategy with the establishment of a distribution center and sales office in Belgium. In May 2002, the Company purchased ABC Technology Distribution (“ABC”), a distributor of AIDC and POS products based in the United Kingdom, allowing the Company to expand its European operations and make additional sales to former ABC customers in the United Kingdom. In March 2003, the Company completed its consolidation of the UK distribution center into the Belgium facility. In April 2005, the Company purchased Europdata Connect UK Ltd. (“EDC”), expanding its presence in the UK and the Netherlands. The Company has centralized its accounting, information technology and sales management in the Belgium headquarters location.

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

Results of Operations

The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

	Fiscal Year Ended June 30,
	2006	2005	2004
Statement of income data:
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	89.9	89.8	88.9

Gross profit	10.1	10.2	11.1
Selling, general and administrative expenses	6.3	6.2	7.0

Operating income	3.8	4.0	4.1
Interest expense (income), net	0.1	0.1	—
Other expense (income) , net	—	—	—

Total other expense	0.1	0.1	—

Income before income taxes and minority interest	3.7	3.9	4.1
Provision for income taxes	1.3	1.5	1.6
Minority interest in income of consolidated subsidiaries, net of income taxes	—	—	—

Net income	2.4%	2.4%	2.5%

Comparison of Fiscal Years Ended June 30, 2006 and 2005

Net Sales

The following tables summarize the Company’s net sales results (net of inter-segment sales):

Product Category
	2006	2005	Difference	Percentage Change
	(In thousands)
AIDC and POS products	$988,338	$876,069	$112,269	12.8%
Converged communications products	$677,262	$593,025	$84,237	14.2%

Net Sales	$1,665,600	$1,469,094	$196,506	13.4%

Geographic Segments
	2006	2005	Difference	Percentage Change
	(In thousands)
North American distribution	$1,441,791	$1,296,211	$145,580	11.2%
International distribution	223,809	172,883	50,926	29.5%

Net Sales	$1,665,600	$1,469,094	$196,506	13.4%

North American Distribution

North American distribution sales include sales to technology resellers in the United States and Canada from the Company’s Memphis, Tennessee distribution center. Sales to technology resellers in Canada account for less than 5% of total net sales for the fiscal years ended June 30, 2006 and 2005. The 11.2% increase in North American distribution sales for the year ended June 30, 2006, as compared to the same period in the prior year, was due to gain in market share, increased demand, new product lines, and an increase in the number of large resellers who had previously purchased direct from manufacturers.

Sales of the AIDC and POS product categories for the North America distribution segment increased 8.7% as compared to the prior year. Sales for the ScanSource Security Distribution sales unit, created during the quarter ended December 31, 2004, were immaterial for the year ended June 30, 2006 and have been included in the AIDC and POS product category for both periods. The ScanSource selling unit benefited from market share gain in AIDC and POS products, and from an increase in the number of large resellers who had previously purchased direct from manufacturers.

Sales of converged communications products increased 14.2% as compared to the prior year. Both Catalyst Telecom, which distributes small and medium business (SMBS) and enterprise (ECG) products, and Paracon, which distributes communication products, experienced sales growth due to new product lines and increased demand.

International Distribution

The international distribution segment includes sales to Latin America (including Mexico) and Europe from the ScanSource selling unit. Sales for the overall international segment increased approximately 29.5% or $50.9 million as compared to the prior year. The increase in sales was primarily attributable to the recruitment of new customers, obtaining additional AIDC market share in Europe and Latin America, and to vendor support of a pan-European model. Strong sales growth for the year ended June 30, 2006 was experienced in Mexico, the United Kingdom, France, Germany, Belgium and the Netherlands compared to the prior year.

Sales during the year ended June 30, 2006 were negatively impacted by foreign exchange fluctuations of $7.4 million. Without the foreign exchange fluctuations, the increase for the year would have been 33.7% or $58.3 million. Although management cannot forecast the future direction of foreign exchange rate movements, if significant unfavorable changes in exchange rates occur, net sales of the segment could be adversely affected.

Gross Profit

The following table summarizes the Company’s gross profit:

					Percentage of Net Sales
	2006	2005	Difference	Change	2006	2005
	(In thousands)
North American distribution	$138,168	$130,411	$7,757	5.9%	9.6%	10.1%
International distribution	30,184	19,315	10,869	56.3%	13.5%	11.2%

Gross Profit	$168,352	$149,726	$18,626	12.4%	10.1%	10.2%

North American Distribution

Gross profit for the North American distribution segment increased $7.8 million for the fiscal year ended June 30, 2006 as compared to the prior fiscal year. The increase in gross profit for the year ended June 30, 2006 is a result of increased sales volume of the segment.

Gross profit as a percentage of net sales for the North American distribution segment decreased to 9.6% of sales for fiscal year 2006 as compared to 10.1% of sales for the prior fiscal year. The decrease from the prior year is due to a greater percentage of orders to larger resellers who have a lower value-add requirement, an increased risk reserve on vendor inventory, and to changes in vendor purchasing programs, which had the effect of increasing unit costs. The change in vendor purchasing programs is a combination of decreased program benefits and higher year on year sales volume with fixed dollar incentives on certain programs.

International Distribution

Gross profit for the international distribution segment increased $10.9 million for the fiscal year ended June 30, 2006 as compared to the prior fiscal year. The increase was primarily due to increased volume, a favorable year over year risk reserve expense, and increased volume related benefits of vendor programs in the current year.

Gross profit, as a percentage of net sales, which is typically greater than the North American distribution segment, increased over the prior year. Gross margin increased due to the mix of sales to large resellers with lower value-add requirements, which was higher in the prior year, primarily in Europe, and to the volume related benefits of vendor programs in the current year.

Operating Expenses

The following table summarizes the Company’s operating expenses:

					Percentage of Net Sales
	2006	2005	Difference	Change	2006	2005
	(In thousands)
Fiscal year ended	$104,759	$90,977	$13,782	15.1%	6.3%	6.2%

For the year ended June 30, 2006, operating expenses as a percentage of sales increased slightly compared to the prior year. The increase is due principally to the recognition of $3.2 million in compensation expense related to the Company’s adoption of Financial Accounting Standards Board (“FASB”) Statement No. 123(R).

The current year benefited from greater economies of scale, especially internationally, partially offset by expenses associated with the Company’s worldwide expansion of capacity and employee headcount. Further, the Company continued investment in its security business, and investment in value added services and marketing programs for customers. Pursuant to achieving internal goals during the year ended June 30, 2006, the Company recorded profit-sharing expense of $5.0 million compared to $4.3 million for the year ended June 30, 2005.

Operating Income

The following table summarizes the Company’s operating income:

					Percentage of Net Sales
	2006	2005	Difference	Change	2006	2005
	(In thousands)
Fiscal year ended	$63,593	$58,749	$4,844	8.2%	3.8%	4.0%

Operating income increased 8.2% or $4.8 million for the year ended June 30, 2006 as compared to the prior year. The increase was a result of increased sales volume, improved international gross profit margin percentages, and greater economies of scale in operating expenses.

Operating income as a percentage of net sales decreased compared to the prior year. The decrease is primarily due to additional compensation expense related to the Company’s adoption of FASB Statement No. 123(R).

Total Other Expense (Income)

The following table summarizes the Company’s total other expense (income):

					Percentage of Net Sales
	2006	2005	Difference	Change	2006	2005
	(In thousands)
Interest expense	$2,187	$2,127	$60	2.8%	0.1%	0.1%
Interest income	(567)	(863)	296	(34.3)%	0.0%	(0.1)%
Net foreign exchange losses (gains)	(53)	(408)	355	(87.0)%	0.0%	0.0%
Other, net	(58)	(58)	—	0.0%	0.0%	0.0%

Total other expense (income)	$1,509	$798	$711	89.1%	0.1%	0.1%

Interest expense for the years ended June 30, 2006 and 2005 was $2.2 million and $2.1 million, respectively, reflecting interest paid on borrowings on the Company’s line of credit and long-term debt. Interest expense for the year remained comparable to the prior year due to higher interest rates on lower average borrowings on the Company’s line of credit over the past year.

Interest income for the year ended June 30, 2006 decreased by approximately $0.3 million over the prior year, principally as a result of lower interest-bearing receivables.

Foreign exchange gains and losses consist of foreign currency transactional and functional currency re-measurements, offset by net foreign currency exchange contract gains and losses. Net foreign exchange gains for the years ended June 30, 2006 and 2005 were $53,000 and $408,000, respectively. The Company utilizes foreign exchange contracts and debt in non-functional currencies to hedge foreign currency exposure. The Company’s foreign exchange policy prohibits entering into speculative transactions.

Provision For Income Taxes

Income tax expense was $21.8 million and $21.9 million for the years ended June 30, 2006 and 2005, respectively, reflecting an effective income tax rate of 35.0% and 37.8%, respectively. The decrease in the tax rate is attributable to the current year utilization of foreign net operating loss carryforwards and the reversal of valuation allowances previously established on a portion of the Belgian deferred tax assets.

Minority Interest in Income of Consolidated Subsidiaries

The Company recorded $225,000 of minority interest income in fiscal 2006 for Netpoint’s minority shareholders. In fiscal year 2005, the Company recorded $291,000 of minority interest income for two majority-owned subsidiaries. The decrease in minority interest income relates to the Company’s purchase of additional equity in its subsidiaries. As of fiscal 2006, only Netpoint had a minority ownership.

Net Income

The following table summarizes the Company’s net income:

					Percentage of Net Sales
	2006	2005	Difference	Change	2006	2005
	(In thousands)
Fiscal year ended	$40,109	$35,732	$4,377	12.2%	2.4%	2.4%

The increase in the amount of net income in 2006 from 2005 is attributable to the changes in operating profits and provision for income taxes discussed above. Net income as a percentage of net sales in 2006 remained comparable to 2005.

Comparison of Fiscal Years Ended June 30, 2005 and 2004

Net Sales

The following tables summarize the Company’s net sales results (net of inter-segment sales):

Product Category
	2005	2004	Difference	Percentage Change
	(In thousands)
AIDC and POS products	$876,069	$711,252	$164,817	23.2%
Converged communications products	593,025	480,838	112,187	23.3%

Net Sales	$1,469,094	$1,192,090	$277,004	23.2%

Geographic Segments
	2005	2004	Difference	Percentage Change
	(In thousands)
North American distribution	$1,296,211	$1,075,812	$220,399	20.5%
International distribution	172,883	116,278	56,605	48.7%

Net Sales	$1,469,094	$1,192,090	$277,004	23.2%

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

Sales of the AIDC and POS product categories for the North America distribution segment increased 18.2% as compared to the prior year. The ScanSource Security Distribution sales unit was created during the quarter ended December 31, 2004 and its revenues have been included in the AIDC and POS product category. The ScanSource selling unit benefited from market share gain in AIDC and POS products, and from larger orders of AIDC and, to a lesser extent, POS products.

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

International Distribution

The international distribution segment includes sales to Latin America (including Mexico) and Europe from the ScanSource selling unit. Sales for the overall international segment increased approximately 48.7% or $56.6 million as compared to the prior year. The increase in sales was primarily attributable to obtaining additional AIDC market share in Europe and Latin America. Strong sales growth for the year ended June 30, 2005 was experienced in Mexico, France, the United Kingdom, and Germany as compared to the prior year.

The favorable Euro versus US Dollar exchange rate accounts for approximately $7.8 million of the increase for the year ended June 30, 2005. Without the benefit of the foreign exchange rates, the increase for the year would have been 41.9% or $48.8 million. Although management cannot forecast the future direction of foreign exchange rate movements, if significant unfavorable changes in exchange rates occur, net sales of the segment could be adversely affected.

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

The increase in operating costs for the year ended June 30, 2005 was primarily due to costs associated with the Company’s worldwide expansion, in terms of locations, capacity and employee headcount, for existing product lines, as well as capacity and employee headcount for the security distribution unit, and profit sharing contributions of $4.3 million versus $3.5 million in the prior year. The prior year included ChannelMax restructuring costs of $2.3 million and the accrual for disposition of a sales and use tax matter of $1.4 million.

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

Operating income increased 19.3% or $9.5 million for the year ended June 30, 2005 as compared to the prior year. The increase was a result of increased sales volume, greater economies of scale in operating expenses, and the lower value-add requirements of large resellers discussed above.

Operating income as a percentage of net sales decreased compared to the prior year. The decrease is primarily due to lower margins and to infrastructure investments, offset in part by greater efficiencies in operating expenses discussed above.

Total Other Expense (Income)

The following table summarizes the Company’s total other expense (income):

					Percentage of Net Sales
	2005	2004	Difference	Change	2005	2004
	(In thousands)
Interest expense	$2,127	$1,159	$968	83.5%	0.1%	0.1%
Interest income	(863)	(558)	(305)	54.7%	(0.1)%	0.0%
Net foreign exchange losses (gains)	(408)	(395)	(13)	3.3%	0.0%	0.0%
Other, net	(58)	231	(289)	(125.1)%	0.0%	0.0%

Total other expense (income)	$798	$437	$361	82.6%	0.1%	0.0%

Interest expense for the years ended June 30, 2005 and 2004 was $2.1 million and $1.2 million, respectively, reflecting interest paid on borrowings on the Company’s line of credit and long-term debt. Interest expense for the year increased due to higher interest rates in fiscal year 2005 and, to a lesser extent, higher average borrowings on the Company’s line of credit over the past year.

Interest income for the year ended June 30, 2005 increased by approximately $0.3 million over the prior year, principally as a result of increased sales of certain programs on which the Company earned interest income.

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

Minority Interest in Income of Consolidated Subsidiaries

The Company consolidates three subsidiaries that have minority ownership interests. The Company has recorded $291,000 and $137,000, net of income tax, as of June 30, 2005 and 2004, respectively, of minority interest in the Company’s majority owned subsidiaries’ net income. The increase in minority interest income relates primarily to the increased profitability of Netpoint and Outsourcing Unlimited, Inc. (“OUI”) during fiscal year 2005, which more than offset the decreased percentage of minority ownership.

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

All shares and per share amounts have been retroactively adjusted to reflect the two-for-one stock split effective June 5, 2006.

	Three Months Ended
	Fiscal 2006				Fiscal 2005
	June 30 2006	Mar. 31 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	Mar. 31 2005	Dec. 31 2004	Sept. 30 2004
	(In thousands, except per share data)

Net sales	$461,144	$405,592	$408,468	$390,396	$381,195	$355,060	$370,130	$362,709
Cost of goods sold	416,216	364,332	366,633	350,067	341,787	319,585	332,269	325,727

Gross profit	$44,928	$41,260	$41,835	$40,329	$39,408	$35,475	$37,861	$36,982

Net income	$12,084	$9,441	$9,250	$9,334	$9,394	$8,340	$9,084	$8,914

Weighted-average shares outstanding, basic	25,680	25,555	25,402	25,333	25,329	25,288	25,240	25,160

Weighted-average shares outstanding, assuming dilution	26,262	26,329	26,135	26,012	25,887	26,223	26,262	26,107

Net income per common share, basic	$0.47	$0.37	$0.36	$0.37	$0.37	$0.33	$0.36	$0.35

Net income per common share, assuming dilution	$0.46	$0.36	$0.35	$0.36	$0.36	$0.32	$0.35	$0.34

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable, inventory reserves to reduce inventories to the lower of cost or market, vendor incentives, goodwill and identifiable intangible assets, deferred taxes and contingencies. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ materially from these estimates under different assumptions or conditions, however, management believes that its estimates, including those for the above-described items are reasonable and that the actual results will not vary significantly from the estimated amounts. For further discussion of our significant accounting policies, refer to Note 2 of Notes to Consolidated Financial Statements.

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

The Company has service revenue associated with configuration and marketing, which is recognized when the work is complete and all obligations are substantially met. The Company also sells third-party services, such as maintenance contracts. Since the company is acting as an agent for these services, revenue is recognized net of cost at the time of sale. Revenue from multiple element arrangements is allocated to the various elements based on the relative fair value of the elements, and each revenue cycle is considered a separate accounting unit with recognition of revenue based on the criteria met for the individual element of the multiple deliverables.

Allowances for Trade and Notes Receivable

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from customers’ failure to make payments on accounts receivable due to the Company. Management determines the estimate of the allowance for uncollectible accounts receivable by considering a number of factors, including: (1) historical experience, (2) aging of the accounts receivable and (3) specific information obtained by the Company on the financial condition and the current creditworthiness of its customers. If the financial condition of the Company’s customers were to deteriorate and reduce the ability of the Company’s customers to make payments on their accounts, the Company may be required to increase its allowance by recording additional bad debt expense. Likewise, should the financial condition of the Company’s customers improve and result in payments or settlements of previously reserved amounts, the Company may be required to record a reduction in bad debt expense to reverse the recorded allowance. A provision for estimated losses on returns and allowances is recorded at the time of sale based on historical experience.

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

Vendor Programs

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors. Some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed between the Company and the vendor. Vendors generally require that we use their cooperative advertising allowances exclusively for advertising or other marketing programs. Incentives received from vendors for specifically identified incremental cooperative advertising programs are recorded as adjustments to selling, general and administrative expenses. EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”) requires that the portion of these vendor funds in excess of our costs be reflected as a reduction of inventory. Such funds are recognized as a reduction of the cost of goods sold when the related inventory is sold.

The Company records unrestricted, volume rebates received as a reduction of inventory and as a reduction of the cost of goods sold when the related inventory is sold. Amounts received or receivable from vendors that are not yet earned are deferred in the consolidated balance sheet. In addition, the Company may receive early payment discounts from certain vendors. The Company records early payment discounts received as a reduction of inventory and recognizes the discount as a reduction of cost of goods sold when the related inventory is sold. EITF 02-16 requires management to make certain estimates of the amounts of vendor incentives that will be received. Actual recognition of the vendor consideration may vary from management estimates based on actual results.

Goodwill and Other Identifiable Intangible Assets

The Company reviews the carrying value of goodwill annually for impairment. Goodwill may also be reviewed more frequently if current events and circumstances indicate a possible impairment. An impairment loss is charged to expense in the period identified. The Company’s impairment tests include the determination of each reporting unit’s fair value using market multiples and discounted cash flows modeling. These tests require management to use estimates and assumptions that may vary from actual results.

The Company reviews the carrying value of its intangible assets with finite lives, which includes customer lists and debt issue costs, as current events and circumstances warrant to determine whether there are any impairment losses. If indicators of impairment are present in intangible assets used in operations, and future cash flows are not expected to be sufficient to recover the assets’ carrying amount, an impairment loss is charged to expense in the period identified. Customer lists are amortized on a straight-line basis over a five year period. Debt issue costs are amortized over the term of the related debt on a basis, which approximates the effective yield method.

Long-Lived Assets

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3 to 5 years for furniture, equipment, and computer software, 40 years for buildings and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

For long-lived assets other than goodwill, if the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or may be impaired. In fiscal years 2006, 2005 and 2004, the Company recognized charges of approximately $102,000, $30,000 and $892,000, respectively, in operating expenses for the impairment of certain capitalized assets for the North American distribution segment. These assets included software that was no longer functional based on operational needs.

Deferred Income Taxes

Deferred income taxes are determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company evaluates the tax assets and liabilities on a periodic basis and adjusts the balances as appropriate.

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

Tax Valuation Allowance

During 2006, in accordance with SFAS No. 109, a valuation allowance of $1.5 million against foreign deferred tax assets was reversed. The Company believes that it has sufficient positive evidence that its deferred tax assets are more likely than not to be realized. Such positive evidence includes cumulative operating income in recent years and forecasts of future taxable income. The Company evaluates the deferred tax assets on a periodic basis and assesses the need for additional valuation allowances as circumstances change.

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

The Company received an assessment for a sales and use tax matter for the five calendar years ended 2003 and the first quarter ended March 31, 2004. Based on this assessment, the Company has determined a probable range for the disposition of that assessment and for subsequent periods. Although the Company is disputing the assessment, it accrued a liability of $1.3 million at June 30, 2005. As of June 30, 2006, the Company has paid approximately $1.0 million. The Company is disputing the assessment including payments made on the liability. Although there can be no assurance of the ultimate outcome at this time, the Company intends to vigorously defend its position.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are cash flow from operations, borrowings under the revolving credit facility, and, to a lesser extent, borrowings under the subsidiary’s line of credit, and proceeds from the exercise of stock options.

The Company’s cash and cash equivalent balance totaled $3.8 million at June 30, 2006 compared to $8.6 million at June 30, 2005. Domestic cash is generally swept on a nightly basis to pay down the line of credit. The Company’s working capital increased from $221.5 million at June 30, 2005 to $264.1 million at June 30, 2006. The increase in working capital resulted primarily from an $85.0 million increase in trade and notes receivable and a $63.6 million increase in inventory and offset in part by a $106.2 million increase in trade accounts payable and accrued expenses and other liabilities.

The increase in the amount of trade accounts receivable is attributable to an increase in sales during the year. The number of days sales outstanding (DSO) in ending trade receivables increased to 58 days at June 30, 2006 compared to 51 days at June 30, 2005. The increase in DSO is due to the Company granting longer payment terms to large customers who previously purchased direct from manufacturers on similar longer terms. In addition, the longer payment terms associated with the communications and international businesses have had the effect of increasing DSO as their growth rate has met or exceeded that of the company. Inventory turnover remained comparable at 7.2 times in fiscal 2006 and 7.3 times in fiscal 2005. Management efforts continued to be effective in managing the increase in inventory relative to sales growth. The number of days purchases outstanding (AP days) in accounts payable increased to 59 days at June 30, 2006 compared to 46 days at June 30, 2005. The increase in AP days is due to the timing of payments relative to period end, and to a lesser extent, improved negotiated payment terms with vendors.

Cash provided by operating activities was $12.5 million for the year ended June 30, 2006 compared to cash provided by operating activities of $13.8 million for the year ended June 30, 2005. The decrease in cash provided by operating activities was slightly lower than the prior year.

Cash used in investing activities for the year ended June 30, 2006 was $10.8 million. Cash used for business acquisitions totaled $1.3 million, primarily for additional ownership interests in two of the Company’s majority-owned subsidiaries (Netpoint and OUI). OUI is now 100% owned by the Company. Cash used for capital expenditures for the year totaled $9.4 million including $5.0 million for the purchase of property adjacent to the Company’s headquarters in Greenville, South Carolina. Other expenditures were incurred for software, furniture, equipment and building improvements, including the expansion of sales offices in Phoenix, Arizona and Atlanta, Georgia.

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

At June 30, 2006 and 2005, the Company had a $100 million multi-currency revolving credit facility with its bank group, which matures on July 31, 2008. This credit facility, which amended and restated the Company’s prior credit facility, was entered into on July 16, 2004 and has an accordion feature that allows the Company to increase the revolving credit line up to an additional $50 million, the first $30 million of which is committed with the existing bank group and the remaining $20 million of which is subject to syndication. The facility bears interest at either the 30-day LIBOR rate of interest on U.S. dollar borrowings or the 30, 60, 90 or 180-day LIBOR rate of interest on other currency borrowings. The interest rate is the appropriate LIBOR rate plus a rate varying from 0.75% to 1.75% tied to the Company’s funded debt to EBITDA ratio ranging from 0.00:1.00 to 2.50:1.00 and a fixed charge coverage ratio of not less than 1.50:1. The effective weighted average interest rate at June 30, 2006 and 2005 was 4.38% and 3.87%, respectively. The outstanding borrowings at June 30, 2006 were $27.6 million on a total commitment of $130 million, leaving $102.4 million available for additional borrowings. The outstanding borrowings at June 30, 2005 were $31.3 million on a total commitment of $130 million, leaving $98.7 million available for additional borrowings. The facility is collateralized by domestic assets, primarily accounts receivable and inventory. The agreement contains other restrictive financial covenants, including among other things, total liabilities to tangible net worth ratio, capital expenditure limits, and a prohibition on the payment of dividends. The Company was in compliance with its loan covenants at June 30, 2006 and 2005, respectively.

On July 3, 2006, the Company’s revolving credit facility bank group (“Bank Group”) agreed to the following: (i) the acquisition of the assets of T2 Supply, LLC (“T2”), (ii) an increase in the Bank Group’s maximum commitment from $130 million to $150 million, and (iii) an increase from $100 million to $115 million in the revolving credit facility. Thereafter, on July 27, 2006, the credit facility was increased from $115 million to $140 million with the maximum commitment remaining at $150 million.

On July 25, 2006, ScanSource Properties, LLC, a wholly owned subsidiary of the Company, entered into an agreement with Wachovia Bank, National Association for a $13 million unsecured note payable. Such note requires the Company not to encumber its headquarter property except as permitted by the lender. Monthly payments consist of interest only, accrued at the rate of one-month LIBOR plus 0.65%. The note matures on July 31, 2008 and is guaranteed by the Company and its subsidiary, Logue Court Properties, LLC.

At June 30, 2006 and 2005, Netpoint, doing business as ScanSource Latin America, had an asset-based line of credit with a bank that was due on demand and had a borrowing limit of $1 million. The facility was renewed in January 2006, and is scheduled to mature on January 31, 2007. The facility is collateralized by accounts receivable and eligible inventory, and contains a restrictive covenant which requires an average deposit of $50,000 with the bank. The Company has guaranteed 84% and 76% of the balance on the line as of June 30, 2006 and 2005, respectively, while the remaining balance was guaranteed by Netpoint’s minority shareholder. The facility bears interest at the bank’s prime rate minus one percent. At June 30, 2006 and 2005, the effective interest rate was 7.25% and 5.25%, respectively. At June 30, 2006 and 2005 there were no outstanding balances and outstanding standby letters of credit totaled $40,000, leaving $960,000 available for borrowings. The Company was in compliance with its loan covenants at June 30, 2006 and 2005, respectively.

Cash used in financing activities for the year ended June 30, 2006 totaled $6.5 million, including $6.5 million in payments on short-term and long-term debt and $4.3 million in repayments under the Company’s credit facility, offset in part by $2.7 million in proceeds from stock option exercises and $1.6 million of excess tax benefits from share-based payment arrangements. Cash provided by financing activities for the year ended June 30, 2005 totaled $3.0 million, including $2.1 million in proceeds from stock option exercises and $2.4 million net short-term borrowings offset in part by $0.8 million in payments on long-term debt and $0.7 million in repayments under the Company’s credit facility.

Payments due by period for the Company’s contractual obligations at June 30, 2006 are as follows:

	Payments Due by Period
	Total	Fiscal Year 2007	Fiscal Years 2008 - 2010	Fiscal Years 2011 - 2012	Thereafter
Long-term debt obligations	$4,627,000	$229,000	$4,398,000	$—	$—
Operating lease obligations	5,584,000	1,781,000	2,783,000	762,000	258,000
Purchase obligations	646,000	646,000	—	—	—

Total obligations	$10,857,000	$2,656,000	$7,181,000	$762,000	$258,000

The Company anticipates capital expenditures of approximately $5.6 million in fiscal year 2007 for renovations of the Greenville facility, the purchase of software and equipment, and for various other improvements and purchases. Contractual obligations for the renovations amounted to approximately $646,000 at June 30, 2006.

On October 22, 2004, The American Jobs Creation Act of 2004 was enacted. This legislation provides a tax deduction of 85% of certain foreign dividends that are repatriated by the Company. The Company did not distribute earnings from its foreign subsidiaries under this legislation.

At June 30, 2006, the Company has: (i) gross net operating loss carryforwards of approximately $313,000 for U.S. Federal income tax purposes that begin expiring in 2020; (ii) state income tax credit carryforwards of approximately $236,000 that begin expiring in 2019; (iii) U.S. income tax credits of approximately $45,000 that begin expiring in 2016; (iv) net foreign operating loss carryforwards of approximately $775,000 that begin expiring in 2008.

The Company believes that it has sufficient liquidity to meet its forecasted cash requirements for at least the next year.

Backlog

The Company does not consider backlogs to be material to its business. Nearly all orders are filled within 24 hours of receipt.

Accounting Standards Recently Issued

On July 13, 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is required to be adopted by the Company in the first quarter of fiscal year 2008. The Company is currently evaluating whether the adoption of FIN 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Corrections, which replaces Accounting Principles Board Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also provides guidance on the accounting for and reporting of error corrections. This statement is applicable for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal year 2007. Adoption is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Prior to July 1, 2005, the Company accounted for stock option plans under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). No stock-based employee compensation was recognized in the Consolidated Income Statements for the years ended June 30, 2005 and 2004, respectively, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective July 1, 2005, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the year ended June 30, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Grants of 290,400 options occurred during the year ended June 30, 2006. No share-based payment modifications occurred during such year. Results for periods ended prior to July 1, 2005 have not been restated for the implementation of Statement 123(R).

As a result of adopting SFAS No. 123(R) on July 1, 2005, the Company’s income before income taxes and net income for the year ended June 30, 2006 are $3,164,000 and $2,642,000 lower, respectively, than if the Company had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for the year ended June 30, 2006 are $0.11 lower than if the Company had continued to account for share-based compensation under APB Opinion No. 25.

At June 30, 2006, there was approximately $5.8 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a weighted-average period of 1.8 years.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 123(R)-3, Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards. This FSP requires an entity to follow either the transition guidance for the additional-paid-in-capital pool as prescribed in SFAS No. 123(R), or the alternative transition method as described in the FSP. An entity that adopts SFAS No. 123(R) using the modified prospective method may make a one-time election to adopt the transition method described in this FSP. An entity may take up to one year from the later of its initial adoption of SFAS No. 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. This FSP became effective in November 2005. The Company has adopted FSP 123(R)-3 during the year ended June 30, 2006. Such adoption did not have a material impact on financial position, results of operations or cash flows.

Impact of Inflation

The Company has not been adversely affected by inflation as technological advances and competition within specialty technology markets have generally caused prices of the products sold by the Company to decline. Management believes that any price increases could be passed on to its customers, as prices charged by the Company are not set by long-term contracts.

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

The Company is exposed to changes in interest rates primarily as a result of its borrowing activities, which include revolving credit facilities with a group of banks used to maintain liquidity and fund the Company’s business operations. The nature and amount of the Company’s debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of the Company’s interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements, but the Company does not believe such risk is material. A hypothetical 100 basis point increase or decrease in interest rates on borrowings on the Company’s revolving line of credit, variable rate long term debt and subsidiary line of credit for the years ended June 30, 2006 and 2005 would have resulted in an approximately $441,000 and $493,000 increase or decrease, respectively, in pre-tax income. The Company does not currently use derivative instruments or take other actions to adjust the Company’s interest rate risk profile.

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

The Company has elected not to designate its foreign currency contracts as hedging instruments, and therefore, the instruments are marked to market with changes in their values recorded in the Consolidated Income Statement each period. The underlying exposures are denominated primarily in British Pounds, Euros, and Canadian Dollars. At June 30, 2006, the Company had currency forward contracts outstanding with a net liability under these contracts of $25,000. At June 30, 2005, the Company had no currency forward contracts outstanding.

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. On the basis of the fair value of the Company’s market sensitive instruments at June 30, 2006, the Company does not consider the potential near-term losses in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates to be material.

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

The Audit Committee of the Board of Directors meets regularly with the Company’s independent auditors and management to review accounting, internal control, and financial reporting matters. The Audit Committee also has meetings with the independent auditors without management present. The independent auditors have full and free access to the Audit Committee.

Management’s Report on Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended).

Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of the Company’s system of internal control over financial reporting as of June 30, 2006 based on the framework set forth in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management concluded that, as of June 30, 2006, the Company’s internal control over financial reporting is effective based on the specified criteria.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by the Company’s independent auditor, Ernst and Young LLP, a registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ScanSource, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that ScanSource, Inc. maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ScanSource, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that ScanSource, Inc. maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, ScanSource, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ScanSource, Inc. and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006 of ScanSource, Inc. and subsidiaries and our report dated August 25, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina

August 25, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ScanSource, Inc.

We have audited the accompanying consolidated balance sheets of ScanSource, Inc. and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ScanSource, Inc. and subsidiaries at June 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6 to the financial statements, effective July 1, 2005, the Company changed its method of accounting for stock-based compensation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ScanSource, Inc.’s internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina

August 25, 2006

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and 2005

(In thousands)

	2006	2005
Assets

Current assets:
Cash and cash equivalents	$3,831	$8,609
Trade and notes receivable:
Trade, less allowance of $14,008 and $12,738 at June 30, 2006 and 2005, respectively	297,740	215,190
Other	4,558	5,479

	302,298	220,669
Inventories	244,005	178,917
Prepaid expenses and other assets	2,293	3,546
Deferred income taxes	14,659	10,227

Total current assets	567,086	421,968

Property and equipment, net:	27,098	23,299
Goodwill	14,404	12,915
Other assets, including identifiable intangible assets	4,631	8,888

Total assets	$613,219	$467,070

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and 2005

(In thousands, except for share information)

(Continued)

	2006	2005
Liabilities and Shareholders’ Equity

Current liabilities:
Current portion of long-term debt	$229	$564
Short-term borrowings	—	4,478
Trade accounts payable	271,519	173,255
Accrued expenses and other liabilities	26,170	18,369
Income taxes payable	5,072	3,764

Total current liabilities	302,990	200,430

Deferred income taxes	—	1,008
Long-term debt	4,398	6,045
Borrowings under revolving credit facility	27,558	31,269
Other long-term liabilities	2,757	1,341

Total liabilities	337,703	240,093

Minority interest	910	1,092

Commitments and contingencies

Shareholders’ equity:
Preferred stock, no par value; 3,000,000 shares authorized, none issued	—	—
Common stock, no par value; 45,000,000 shares authorized; 25,725,214 and 25,330,152 shares issued and outstanding at June 30, 2006 and 2005, respectively	72,860	65,381
Retained earnings	197,129	157,020
Accumulated other comprehensive income	4,617	3,484

Total shareholders’ equity	274,606	225,885

Total liabilities and shareholders’ equity	$613,219	$467,070

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

Years Ended June 30, 2006, 2005 and 2004

(In thousands, except per share data)

	2006	2005	2004
Net sales	$1,665,600	$1,469,094	$1,192,090
Cost of goods sold	1,497,248	1,319,368	1,060,310

Gross profit	168,352	149,726	131,780

Operating expenses:
Selling, general and administrative expenses	104,759	90,977	82,524

Operating income	63,593	58,749	49,256
Other expense (income):
Interest expense	2,187	2,127	1,159
Interest income	(567)	(863)	(558)
Other, net	(111)	(466)	(164)

Total other expense	1,509	798	437

Income before income taxes and minority interest	62,084	57,951	48,819
Provision for income taxes	21,750	21,928	18,700

Income before minority interest	40,334	36,023	30,119

Minority interest in income of consolidated subsidiaries, net of income taxes of $101, $170 and $75, respectively	225	291	137

Net income	$40,109	$35,732	$29,982

Per share data:
Net income per common share, basic	$1.57	$1.41	$1.20

Weighted-average shares outstanding, basic	25,491	25,254	24,970

Net income per common share, assuming dilution	$1.53	$1.37	$1.16

Weighted-average shares outstanding, assuming dilution	26,139	26,019	25,904

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended June 30, 2006, 2005 and 2004

(In thousands, except share data)

	Common Stock (Shares)	Common Stock (Amount)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at June 30, 2003	24,486,460	$56,706	$91,306	$2,875	$150,887

Comprehensive income:
Net income	—	—	29,982	—	29,982
Foreign currency translation adjustment	—	—	—	625	625

Total comprehensive income					30,607

Exercise of stock options	632,918	4,268	—	—	4,268
Tax benefit of deductible compensation arising from exercise of stock options	—	882	—	—	882

Balance at June 30, 2004	25,119,378	61,856	121,288	3,500	186,644

Comprehensive income:
Net income	—	—	35,732	—	35,732
Foreign currency translation adjustment	—	—	—	(16)	(16)

Total comprehensive income					35,716

Exercise of stock options	210,774	2,135	—	—	2,135
Tax benefit of deductible compensation arising from exercise of stock options	—	1,133	—	—	1,133
Other	—	257	—	—	257

Balance at June 30, 2005	25,330,152	65,381	157,020	3,484	225,885

Comprehensive income:
Net income	—	—	40,109	—	40,109
Foreign currency translation adjustment	—	—	—	1,133	1,133

Total comprehensive income					41,242

Exercise of stock options	395,062	2,673	—	—	2,673
Stock-based compensation	—	3,142	—	—	3,142
Tax benefit of deductible compensation arising from exercise of stock options	—	1,664	—	—	1,664

Balance at June 30, 2006	25,725,214	$72,860	$197,129	$4,617	$274,606

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30, 2006, 2005 and 2004

(In thousands)

	2006	2005	2004
Cash flows from operating activities:
Net income	$40,109	$35,732	$29,982
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	5,566	5,141	5,036
Amortization of intangible assets	200	364	314
Allowance for accounts and notes receivable	3,386	3,372	4,030
Share-based compensation and restricted stock	3,265	—	—
Impairment of capitalized assets	102	30	892
Deferred income tax (benefit) expense	(5,750)	(1,837)	(51)
Excess tax benefits from share-based payment arrangements	(1,664)	—	—
Minority interest in income of subsidiaries	225	291	137
Changes in operating assets and liabilities, net of acquisitions:
Trade and notes receivables	(85,005)	(41,622)	(49,976)
Other receivables	942	(1,286)	555
Inventories	(63,604)	5,962	(30,090)
Prepaid expenses and other assets	1,316	(869)	96
Other noncurrent assets	4,320	(2,265)	1,093
Trade accounts payable	97,125	3,714	15,273
Accrued expenses and other liabilities	9,063	4,799	2,817
Income taxes payable	2,929	2,322	3,468

Net cash provided by (used in) operating activities	12,525	13,848	(16,424)

Cash flows from investing activities:
Capital expenditures	(9,431)	(4,093)	(2,484)
Cash paid for business acquisitions, net of cash acquired	(1,348)	(5,300)	(540)

Net cash used in investing activities	(10,779)	(9,393)	(3,024)

Cash flows from financing activities:
Increases (decreases) in short-term borrowings, net	(4,478)	2,445	—
Advances (payments) on revolving credit, net	(4,343)	(736)	14,451
Exercise of stock options	2,673	2,135	4,268
Excess tax benefits from share-based payment arrangements	1,664	—	—
Repayments of long-term debt borrowings	(1,982)	(829)	(861)

Net cash (used in) provided by financing activities	(6,466)	3,015	17,858

Effect of exchange rate changes on cash and cash equivalents	(58)	92	72

(Decrease) increase in cash and cash equivalents	(4,778)	7,562	(1,518)
Cash and cash equivalents at beginning of year	8,609	1,047	2,565

Cash and cash equivalents at end of year	$3,831	$8,609	$1,047

Supplemental disclosure of cash flow information:
Interest paid during the year	$2,159	$2,126	$1,169

Income taxes paid during the year	$22,614	$21,550	$14,830

Supplemental disclosure of noncash investing activities:
Assets acquired in exchange for liabilities assumed	$—	$5,023	$—

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

(1)	Business Description

ScanSource, Inc. (the “Company”) is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company has two geographic distribution segments: one serving North America from the Memphis, Tennessee distribution center, and an international segment currently serving Latin America (including Mexico) and Europe from distribution centers located in Florida and Mexico, and in Belgium, respectively. The North American distribution segment markets automatic identification and data capture (“AIDC”) and point-of-sale (“POS”) products through its ScanSource sales unit; voice, data and converged communications equipment through its Catalyst Telecom sales unit; voice, data and converged communications products through its Paracon sales unit; and electronic security products through its ScanSource Security Distribution unit. The international distribution segment markets AIDC and POS products through its ScanSource sales unit.

(2)	Summary of Significant Accounting Policies and Accounting Standards Recently Issued

Stock Split

Effective June 5, 2006, the Board of Directors of the Company approved a two-for-one stock split of the common stock effected in the form of a 100% common stock dividend. All shares and per share amounts have been retroactively adjusted to reflect the stock split.

Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Minority Interest

Minority interest represents that portion of the net equity of majority-owned subsidiaries of the Company held by minority shareholders. The minority shareholders’ share of the subsidiaries’ income or loss is listed separately in the Consolidated Income Statements. The Company purchased the remaining 10% minority interest in ChannelMax, Inc. (“ChannelMax”) effective July 1, 2003. The Company acquired an additional 12% ownership of Outsourcing Unlimited, Inc. (“OUI”) and an additional 8% ownership of Netpoint International, Inc. (“Netpoint”) in each of the years ended 2006, 2005, and 2004. The Company now owns 100% of ChannelMax, 100% of OUI, and 84% of Netpoint.

Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions and to exempt certain entities from its requirements. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied FIN 46 prior to issuance of the revised interpretation. The Company has no interest in variable interest entities as of June 30, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable and inventory reserves. Management bases its estimates on assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, management believes that its estimates, including those for the above described items, are reasonable and that the actual results will not vary significantly from the estimated amounts.

The following significant accounting policies relate to the more significant judgments and estimates used in the preparation of the consolidated financial statements:

(a) Allowances for Trade and Notes Receivable

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from customers’ failure to make payments on accounts receivable due to the Company. Management determines the estimate of the allowance for uncollectible accounts receivable by considering a number of factors, including: (1) historical experience, (2) aging of the accounts receivable and (3) specific information obtained by the Company on the financial condition and the current creditworthiness of its customers. If the financial condition of the Company’s customers were to deteriorate and reduce the ability of the Company’s customers to make payments on their accounts, the Company may be required to increase its allowance by recording additional bad debt expense. Likewise, should the financial condition of the Company’s customers improve and result in payments or settlements of previously reserved amounts, the Company may be required to record a reduction in bad debt expense to reverse the recorded allowance. A provision for estimated losses on returns and allowances is recorded at the time of sale based on historical experience.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

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

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Book overdrafts of $43,421,000 and $19,119,000 as of June 30, 2006 and 2005, respectively, are included in accounts payable.

Concentration of Credit Risk

The Company sells its products to a large base of value-added resellers throughout North America, Latin America (including Mexico) and Europe. The Company performs ongoing credit evaluations of its customers’ financial condition. In certain cases, the Company will accept tangible assets as collateral to increase the trade credit of its customers. No single customer accounted for more than 6% of the Company’s net sales for fiscal 2006, 2005, or 2004. The ten largest customers for the year ending June 30, 2006 represented approximately 22% of the Company’s sales and 23% of the Company’s consolidated trade and notes receivable as of June 30, 2006. The ten largest customers for the year ending June 30, 2005 represented approximately 21% of the Company’s sales and 20% of the Company’s consolidated trade and notes receivable as of June 30, 2005. The ten largest customers for the year ending June 30, 2004 represented approximately 20% of the Company’s sales. Sales of the ten largest vendors’ products of the Company represented approximately 85% of consolidated net sales of the Company as of June 30, 2006, 2005 and 2004.

The Company has established arrangements with certain customers for longer term financing. The Company accounts for these arrangements by recording them at their historical cost less specific allowances at balance sheet dates. Interest income is recognized in the period earned and is recorded as interest income in the Consolidated Income Statement.

Derivative Financial Instruments

The Company’s foreign currency exposure results from purchasing and selling internationally in several foreign currencies. In addition, the Company has foreign currency risk related to debt that is denominated in currencies other than the U.S. Dollar. The Company may reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of derivative financial instruments or multi-currency borrowings. The market risk related to the

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

foreign exchange agreements is offset by changes in the valuation of the underlying items. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

Derivative financial instruments are accounted for on an accrual basis with gains and losses on these contracts recorded in income in the period in which their value changes, with the offsetting entry for unsettled positions being booked to either other assets or other liabilities. These contracts are generally for a duration of 90 days or less. The Company has elected not to designate its foreign currency contracts as hedging instruments. They are, therefore, marked to market with changes in their value recorded in the Consolidated Income Statement each period. The underlying exposures are denominated primarily in British Pounds, Euros, and Canadian Dollars. Summarized financial information related to these derivative contracts and changes in the underlying value of the foreign currency exposures follows:

	Year ended June 30, 2006	Year ended June 30, 2005	Year ended June 30, 2004
Foreign exchange derivative contract losses, net of gains	$(62,000)	$(363,000)	$(264,000)
Foreign currency transactional and re-measurement gains, net of losses	115,000	771,000	659,000

Net foreign currency transactional and re-measurement gains	$53,000	$408,000	$395,000

The Company had three currency forward contracts outstanding as of June 30, 2006 with a net liability under these contracts of $25,000. The amount is included in accrued expenses and other liabilities. At June 30, 2005, the Company had no currency forward contract outstanding. The following table provides information about the outstanding foreign currency derivative financial instruments as of June 30, 2006:

	Notional Amount	Estimated Fair Market Value Compared to Notional Amount
British Pound Functional Currency
Forward contract—purchase British Pound, sell Euro	$5,584,000	$(21,000)
Euro Functional Currency
Forward contract—purchase Euro, sell British Pound	$2,774,000	(4,000)
US Dollar Functional Currency
Forward contract—purchase US Dollar, sell Canadian Dollar	$2,242,000	—

		$(25,000)

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

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

Vendor Programs

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors. Some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed between the Company and the vendor. Vendors generally require that we use their cooperative advertising allowances exclusively for advertising or other marketing programs. Incentives received from vendors for specifically identified incremental cooperative advertising programs are recorded as adjustments to selling, general and administrative expenses. EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”) requires that a portion of these vendor funds in excess of our costs be reflected as a reduction of inventory. Such funds are recognized as a reduction of the cost of goods sold when the related inventory is sold.

The Company records unrestricted, volume rebates received as a reduction of inventory and as a reduction of the cost of goods sold when the related inventory is sold. Amounts received or receivable from vendors that are not yet earned are deferred in the consolidated balance sheet. In addition, the Company may receive early payment discounts from certain vendors. The Company records early payment discounts received as a reduction of inventory and recognizes the discount as a reduction of cost of goods sold when the related inventory is sold. EITF 02-16 requires management to make certain estimates of the amounts of vendor incentives that will be received. Actual recognition of the vendor consideration may vary from management estimates based on actual results.

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

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

Long-Lived Assets

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3 to 5 years for furniture, equipment, and computer software, 40 years for buildings and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

For long-lived assets other than goodwill, if the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or may be impaired. In fiscal years 2006, 2005 and 2004, the Company recognized charges of approximately $102,000, $30,000 and $892,000, respectively, in operating expenses for the impairment of certain capitalized assets for the North American distribution segment. These assets included software that was no longer functional based on operational needs.

Goodwill and Other Identifiable Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in acquisitions accounted for using the purchase method. During fiscal year 2006 and 2005, the Company performed its annual test of goodwill to determine if there was impairment. The Company’s impairment tests included the determination of each reporting unit’s fair value using market multiples and discounted cash flows modeling. No impairment was required to be recorded related to the Company’s annual impairment testing under this pronouncement. In addition, the Company performs an impairment analysis for goodwill whenever indicators of impairment are present. No such indicators existed for the years ended 2006 or 2005.

The Company reviews the carrying value of its intangible assets with finite lives, which includes customer lists and debt issue costs, as current events and circumstances warrant to determine whether there are any impairment losses. If indicators of impairment are present in intangible assets used in operations, and future cash flows are not expected to be sufficient to recover the assets’ carrying amount, an impairment loss is charged to expense in the period identified. Customer lists are amortized on a straight-line basis over a five year period. Debt issue costs are amortized over the term of the related debt on a basis which approximates the effective yield method. These assets are included in other assets (see Note 11).

Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of financial instruments such as accounts receivable, accounts payable, accrued liabilities, borrowings under the revolving credit facility and subsidiary lines of credit approximate fair value based upon either short maturities or variable interest rates of these instruments.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

The fair value of long-term debt is estimated by discounting the scheduled payment streams to present value based on current rates for similar instruments and was approximately $4,627,000 and $6,676,000 at June 30, 2006 and 2005, respectively.

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

The Company has service revenue associated with configuration and marketing, which is recognized when the work is complete and all obligations are substantially met. The Company also sells third-party services, such as maintenance contracts. Since the company is acting as an agent for these services, revenue is recognized net of cost at the time of sale. Revenue from multiple element arrangements is allocated to the various elements based on the relative fair value of the elements, and each revenue cycle is considered a separate accounting unit with recognition of revenue based on the criteria met for the individual element of the multiple deliverables.

Shipping Revenue and Costs

Shipping revenue is included in net sales and related costs are included in cost of goods sold. Shipping revenue for the years ended June 30, 2006, 2005 and 2004 was approximately $8.6 million, $7.2 million, and $5.8 million, respectively.

Advertising Costs

The Company defers advertising related costs until the advertising is first run in trade or other publications, or in the case of brochures, until the brochures are printed and available for distribution. Advertising costs, included in marketing costs, after vendor reimbursement, were not significant in any of the three years ended June 30, 2006. Deferred advertising costs at June 30, 2006 and 2005 were not significant.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

Foreign Currency

The currency effects of translating the financial statements of the Company’s foreign entities that operate in their local currency are included in the cumulative currency translation adjustment component of accumulated other comprehensive income. The assets, including goodwill, and liabilities of these foreign entities are translated into U.S. Dollars using the exchange rate at the end of the respective period. Sales, costs and expenses are translated at average exchange rates effective during the respective period.

Foreign currency transactional and re-measurement gains and losses are included in other expense (income) in the Consolidated Income Statement. Foreign currency gains for the years ended June 30, 2006, 2005 and 2004 were $53,000, $408,000, and $395,000, respectively.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes reflect tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are provided against deferred tax assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Federal income taxes are not provided on the undistributed earnings of foreign subsidiaries because it has been the practice of the Company to reinvest those earnings in the business outside the United States.

On October 22, 2004, The American Jobs Creation Act of 2004 was enacted. This legislation provides a tax deduction of 85% of certain foreign dividends that are repatriated by the Company. The Company did not distribute earnings from its foreign subsidiaries under this legislation.

Deferred Income Taxes

Deferred income taxes are determined in accordance with SFAS No.109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company evaluates the tax assets and liabilities on a periodic basis and adjusts the balances as appropriate.

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

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

Company determine that it was unable to use all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income tax expense, thereby reducing net income in the period such determination was made.

Share-Based Payment

At June 30, 2006, the Company has three stock-based employee compensation plans and a plan for its non-employee directors, which are more fully described in Note 6. Prior to July 1, 2005, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). No stock-based employee compensation was recognized in the Consolidated Income Statements for the years ended June 30, 2005 and 2004, respectively, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective July 1, 2005, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the year ended June 30, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Grants of 290,400 options occurred during the year ended June 30, 2006. No share-based payment modifications occurred during such year. Results for periods ended prior to July 1, 2005 have not been restated for the implementation of Statement 123(R).

As a result of adopting SFAS No. 123(R) on July 1, 2005, the Company’s income before income taxes and net income for the year ended June 30, 2006 are $3,164,000 and $2,642,000 lower, respectively, than if the Company had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for the year ended June 30, 2006 are $0.11 lower than if the Company had continued to account for share-based compensation under APB Opinion No. 25.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. SFAS No. 123(R) requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $1,664,000 excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted SFAS No. 123(R).

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

The following table illustrates the effect on net income and earnings per share for the years ended June 30, 2005 and 2004 if the Company had applied the fair value recognition provisions to stock-based employee compensation for those periods.

	Year ended June 30,
	2005	2004
Net income, as reported	$35,732,000	$29,982,000

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	2,200,000	1,402,000

Pro-forma net income	$33,532,000	$28,580,000

Earnings per share:
Income per common share, basic, as reported	$1.41	$1.20

Income per common share, basic, pro forma	$1.33	$1.14

Income per common share, assuming dilution, as reported	$1.37	$1.16

Income per common share, assuming dilution, pro forma	$1.29	$1.10

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 123(R)-3, Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards. This FSP requires an entity to follow either the transition guidance for the additional-paid-in-capital pool as prescribed in SFAS No. 123(R), or the alternative transition method as described in the FSP. An entity that adopts SFAS No. 123(R) using the modified prospective method may make a one-time election to adopt the transition method described in this FSP. An entity may take up to one year from the later of its initial adoption of SFAS No. 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. This FSP became effective in November 2005. The Company has adopted FSP 123(R)-3 during the year ended June 30, 2006. Such adoption did not have a material impact on financial position, results of operations or cash flows.

Comprehensive Income

Comprehensive income is comprised of net income and foreign currency translation. The foreign currency translation gains or losses are not tax-effected because the earnings of foreign subsidiaries are considered by Company management to be permanently reinvested. For the years ended June 30, 2006, 2005 and 2004, comprehensive income consisted of net income of the Company of $40.1 million, $35.7 million and $30.0 million, respectively, and translation adjustments of $1,133,000, $(16,000) and $625,000, respectively.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

Accounting Standards Recently Issued

On July 13, 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is required to be adopted by the Company in the first quarter of fiscal year 2008. The Company is currently evaluating whether the adoption of FIN 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Corrections, which replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also provides guidance on the accounting for and reporting of error corrections. This statement is applicable for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal year 2007. Adoption is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

(3)	Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted-average number of common and potential common shares outstanding.

	Net Income	Shares	Per Share Amount
2006:
Income per common share, basic	$40,109,000	25,491,000	$1.57

Effect of dilutive stock options	—	648,000

Income per common share, assuming dilution	$40,109,000	26,139,000	$1.53

2005:
Income per common share, basic	$35,732,000	25,254,000	$1.41

Effect of dilutive stock options	—	765,000

Income per common share, assuming dilution	$35,732,000	26,019,000	$1.37

2004:
Income per common share, basic	$29,982,000	24,970,000	$1.20

Effect of dilutive stock options	—	934,000

Income per common share, assuming dilution	$29,982,000	25,904,000	$1.16

For the years ended June 30, 2006, 2005 and 2004 there were 578,000, 148,000 and 142,000 weighted average shares, respectively, excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

(4)	Revolving Credit Facility and Subsidiary Lines of Credit

At June 30, 2006 and 2005, the Company had a $100 million multi-currency revolving credit facility with its bank group, which matures on July 31, 2008. This credit facility, which amended and restated the Company’s prior credit facility, was entered into on July 16, 2004 and has an accordion feature that allows the Company to increase the revolving credit line up to an additional $50 million, the first $30 million of which is committed with the existing bank group and the remaining $20 million of which is subject to syndication (see Note 16 for a discussion of a subsequent amendment). The facility bears interest at either the 30-day LIBOR rate of interest on U.S. dollar borrowings or the 30, 60, 90 or 180-day LIBOR rate of interest on other currency borrowings. The interest rate is the appropriate LIBOR rate plus a rate varying from 0.75% to 1.75% tied to the Company’s funded debt to EBITDA ratio ranging from 0.00:1.00 to 2.50:1.00 and a fixed charge coverage ratio of not less than 1.50:1. The effective weighted average interest rate at June 30, 2006 and 2005 was 4.38% and 3.87%, respectively. The outstanding

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

borrowings at June 30, 2006 were $27.6 million on a total commitment of $130 million, leaving $102.4 million available for additional borrowings. See Note 16 for current commitments. The outstanding borrowings at June 30, 2005 were $31.3 million on a total commitment of $130 million, leaving $98.7 million available for additional borrowings. The facility is collateralized by domestic assets, primarily accounts receivable and inventory. The agreement contains other restrictive financial covenants, including among other things, total liabilities to tangible net worth ratio, capital expenditure limits, and a prohibition on the payment of dividends.

At June 30, 2006 and 2005, Netpoint, doing business as ScanSource Latin America, had an asset-based line of credit with a bank that was due on demand and had a borrowing limit of $1 million. The facility was renewed in January 2006, and is scheduled to mature on January 31, 2007. The facility is collateralized by accounts receivable and eligible inventory, and contains a restrictive covenant which requires an average deposit of $50,000 with the bank. The Company has guaranteed 84% and 76% of the balance on the line as of June 30, 2006 and 2005, respectively, while the remaining balance was guaranteed by Netpoint’s minority shareholder. The facility bears interest at the bank’s prime rate minus one percent. At June 30, 2006 and 2005, the effective interest rate was 7.25% and 5.25%, respectively. At June 30, 2006 and 2005 there were no outstanding balances and outstanding standby letters of credit totaled $40,000, leaving $960,000 available for borrowings.

(5)	Short-term Borrowings and Long-term Debt

The Company had no short-term borrowings at June 30, 2006. Short-term borrowings at June 30, 2005 consisted of an unsecured note payable issued by the Company on May 16, 2005 in the amount of $4.5 million with a fixed interest rate of 3.38% and a maturity date of August 31, 2005.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

Long-term debt consists of the following at June 30, 2006 and 2005:

	2006	2005
Note payable to a bank, secured by distribution center land and building; monthly payments of principal and interest of $41,000; variable interest rates of 5.88% and 3.89%, respectively, at June 30, 2006 and 2005; maturing in fiscal 2009 with a balloon payment of approximately $4,155,000	$4,627,000	$4,886,000

Note payable to a bank, secured by office building and land; monthly payments of principal and interest of $15,000; 9.19% fixed interest rate at June 30, 2005. This note was paid on December 30, 2005.	—	1,511,000

Note payable to a bank, secured by motor coach; monthly payments of principal and interest of $7,000; 3.89% variable interest rate at June 30, 2005. This note was paid on February 8, 2006.	—	194,000

Capital leases for equipment with monthly principal payments ranging from $48 to $1,903 and effective interest rates ranging from 9.0% to 22.75%, at June 30, 2005.	—	18,000

	4,627,000	6,609,000
Less current portion	229,000	564,000

Long-term portion	$4,398,000	$6,045,000

The note payable secured by the distribution center contains certain financial covenants, including minimum net worth, capital expenditure limits, a maximum debt to tangible net worth ratio, and a prohibition on the payment of dividends.

Scheduled debt maturities at June 30, 2006 are as follows:

Long-Term Debt
Fiscal year:
2007	$229,000
2008	243,000
2009	4,155,000
Thereafter	—

Total principal payments	$4,627,000

See also Note 16 for a discussion of subsequent agreement.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

(6)	Stock Options

At June 30, 2006, the Company has three stock-based compensation plans and a plan for its non-employee directors that are described below. The compensation cost charged to expense (included in selling, general and administrative) was $3,265,000 for the year ended June 30, 2006. The total income tax benefit recognized in the condensed consolidated income statement for stock-option exercises for the year ended June 30, 2006 was $522,000. No compensation cost was capitalized as part of inventory and fixed assets for the year ended June 30, 2006.

The Company’s stock option plans, which are shareholder approved, permit the grant of stock options and shares to its employees and directors. The Company believes that such awards better align the interests of its employees and directors with those of its shareholders and have been granted with an exercise price equal to the market value of the Company’s stock at the date of grant. Such stock option plans are described below.

•	The 1993 Incentive Stock Option Plan reserved 1,120,000 shares of common stock for issuance to key employees. The plan provides for three-year vesting of the options at a rate of 33% annually. The options are exercisable over 10 years, and options are not to be granted at less than the fair market value of the underlying shares at the date of grant. As of June 30, 2006, there were 15,778 shares available for grant under this plan. No change of control provisions exist for options outstanding under this plan.

•	The amended 1997 Stock Incentive Plan reserved 2,400,000 shares of common stock for issuance to officers, directors, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The plan provides for three-year vesting of the options at a rate of 33% annually. The term of each option is 10 years from the grant date. As of June 30, 2006, there were 39,340 shares available for grant under this plan. All of participant’s options become fully exercisable if the participant’s employment is terminated without cause or the participant resigns with good reason within twelve months after a change of control of the Company. The Compensation Committee of the Board of Directors may also accelerate a participant’s options upon the occurrence of a change of control.

•	The 2002 Long-Term Incentive Plan (as amended at the 2005 Annual Meeting of Shareholders) reserved 1,600,000 shares of common stock for issuance to officers, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The plan generally provides for three-year vesting of the options at a rate of 33% annually, and provides a term of 10 years from the grant date. As of June 30, 2006, there were 563,860 shares available for grant under this plan. No change of control provisions exist for options under this plan.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

•	Since 1993 the Company has compensated its non-employee directors with a grant of stock options issued at fair market value on the date following the annual meeting of shareholders. The stock option grants have had a term of 10 years and vesting period of six months after the date of grant. The 1993 Director Plan had 60,000 reserved shares remaining but not issued when it was replaced by the 1999 Director Plan. The 1999 Director Plan had 248,000 reserved shares remaining but not issued when it was replaced by the 2003 Directors Equity Compensation Plan (the “2003 Director Plan”), which reserved 250,000 shares of common stock. Under the 2003 Director Plan, the number of shares granted (rounded up to the nearest 100 shares) is calculated by dividing $200,000 by the average per share stock price of the common stock for the 30-day period immediately preceding the grant date. As of June 30, 2006, there were 168,400 shares available for grant under this plan. No change of control provisions exist for options outstanding under this plan.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton option-pricing formula that uses assumptions determined at the date of grant. Grants of 290,400 options, 311,800 options, and 315,700 options occurred during the years ended June 30, 2006, 2005 and 2004, respectively. The fair value of options granted during the year ended June 30, 2006 are estimated using the fair value assumptions as follows: expected volatility of 40%, expected dividends of 0%, expected term of 5 years, and risk-free interest rate of 4.3% to 4.5%. Expected volatilities are based on implied volatilities from the Company’s stock prices. The Company uses historical data to estimate option exercise and termination within the valuation model. The expected term of options is based on historical data and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Compensation costs related to the outstanding grants are amortized on a straight-line basis over the vesting period of the option from the grant date to final vesting date using the fair value of the options.

The fair value of options granted during the year ended June 30, 2005 is estimated using weighted-average assumptions as follows: expected volatility of 38.1%, expected dividend of 0%, expected term of 6.5 years, and risk-free interest rate of 4.2%. The fair value of options granted during the year ended June 30, 2004 is estimated using weighted-average assumptions as follows: expected volatility of 36.8%, expected dividend of 0%, expected term of 6.5 years, and risk-free interest rate of 4.4%.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

A summary of option activity under the plans as of June 30, 2006 and changes during the twelve months then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($ in thousands)
Outstanding at June 30, 2005	1,965,866	$13.87
Granted	290,400	27.73
Exercised	(406,342)	7.30
Forfeited	(23,000)	27.80

Outstanding at June 30, 2006	1,826,924	$17.36	6.25	$22,109

Vested or anticipated to vest in future, at June 30, 2006 (net of expected forfeitures of 52,380 shares)	1,774,544	$17.06	6.17	$21,994

Exercisable at June 30, 2006	1,303,127	$13.36	5.20	$20,971

The total intrinsic value of options exercised during the years ended June 30, 2006, 2005 and 2004 was $8,763,000, $4,408,000 and $7,144,000, respectively.

A summary of the status of the Company’s nonvested shares as of June 30, 2006, and changes during the year then ended, is presented below:

	Shares	Weighted-Average Grant Date Fair-Value
Nonvested at June 30, 2005	557,026	$14.77
Granted	290,400	11.57
Vested	(300,704)	10.89
Forfeited	(22,925)	12.90

Nonvested at June 30, 2006	523,797	$12.28

The weighted-average-grant-date fair value of 311,800 and 315,700 options granted during the years ended June 30, 2005 and 2004 was $11.13 and $12.61, respectively.

At June 30, 2006, there was approximately $5.8 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of shares vested during the years ended June 30, 2006, 2005 and 2004 is $3,290,000, $2,677,000 and $2,679,000, respectively.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

For the years ended June 30, 2006, 2005 and 2004, the number of options exercised for shares of common stock was 406,342, 213,642 and 633,946, respectively. Cash received from option exercise under all share-based payment arrangements for the years ended June 30, 2006, 2005 and 2004 was $2,673,000, $2,135,000 and $4,268,000, respectively. The actual tax benefit realized for tax deductions from option exercise of the share-based payment arrangements totaled $1,664,000, $1,133,000 and $882,000 for the years ended June 30, 2006, 2005 and 2004, respectively.

The Company issues shares to satisfy the exercise of options.

(7)	Income Taxes

Income tax expense (benefit) consists of:

	Year ended June 30,
	2006	2005	2004
Current:
Federal	$22,588,000	$20,762,000	$15,940,000
State	2,405,000	2,701,000	2,531,000
Foreign	2,531,000	302,000	280,000

Total current	27,524,000	23,765,000	18,751,000

Deferred:
Federal	(4,603,000)	(1,968,000)	585,000
State	77,000	(212,000)	(232,000)
Foreign	(1,248,000)	343,000	(404,000)

Total deferred	(5,774,000)	(1,837,000)	(51,000)

Total	$21,750,000	$21,928,000	$18,700,000

A reconciliation of the U.S. Federal income tax expense at a statutory rate of 35% to actual income tax expense, excluding any other taxes related to extraordinary gain, is as follows:

	Year ended June 30,
	2006	2005	2004
U.S. Federal income tax at statutory rate	$21,730,000	$20,282,000	$17,087,000
Increase (decrease) in income taxes due to:
State and local income taxes, net of U.S. Federal income tax benefit	1,540,000	1,780,000	1,916,000
Tax credits	(848,000)	(419,000)	(407,000)
Valuation allowance	(1,457,000)	(116,000)	184,000
Effect of foreign operations, net	166,000	509,000	(156,000)
Stock compensation	620,000	—	—
Other	(1,000)	(108,000)	76,000

	$21,750,000	$21,928,000	$18,700,000

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2006 and 2005 are presented below:

	2006	2005
Deferred tax assets derived from:
Allowance for accounts receivable	$4,289,000	$5,315,000
Inventories	6,737,000	2,950,000
Nondeductible accrued expenses	3,434,000	2,575,000
Net operating loss carryforwards	279,000	1,115,000
Tax credits	199,000	428,000
Deferred compensation	979,000	505,000
Stock compensation	522,000	—

Total deferred tax assets	16,439,000	12,888,000
Valuation allowance	(81,000)	(1,538,000)

Total deferred tax assets	$16,358,000	$11,350,000

Deferred tax liabilities derived from:
Timing of amortization deduction from intangible assets	$(720,000)	$(388,000)
Timing of depreciation and other deductions for building and equipment	(645,000)	(1,431,000)
Other	—	(312,000)

Total deferred tax liabilities	$(1,365,000)	$(2,131,000)

Net deferred tax assets	$14,993,000	$9,219,000

The components of pretax earnings are as follows:

	Year ended June 30,
	2006	2005	2004
Domestic	$53,901,000	$57,739,000	$48,447,000
Foreign	8,183,000	212,000	372,000

	$62,084,000	$57,951,000	$48,819,000

At June 30, 2006, the Company has: (i) gross net operating loss carryforwards of approximately $313,000 for U.S. Federal income tax purposes that begin expiring in 2020; (ii) state income tax credit carryforwards of approximately $236,000 that begin expiring in 2019; (iii) U.S. income tax credits of approximately $45,000 that begin expiring in 2016; (iv) net foreign operating loss carryforwards of approximately $775,000 that begin expiring in 2008. At June 30, 2006, a valuation allowance of $81,000 has been provided for a portion of the foreign operating loss carryforward, as it is more likely than not that some portion or all of the amounts will not be realized. The valuation allowance decreased by $1,457,000 and $116,000 during the years

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

ended June 30, 2006 and June 30, 2005, respectively. During 2006, based on cumulative operating income from foreign operations and forecasts of future taxable income, it was determined in accordance with SFAS No. 109 that the majority of the Company’s valuation allowance against foreign deferred tax assets would be reversed, as it is more likely than not that these deferred tax assets will be realized.

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

The Company leases office and warehouse space under noncancelable operating leases that expire through May 2016. Future minimum lease payments under operating leases are as follows:

Payments
Fiscal year ended June 30:
2007	$1,781,000
2008	1,253,000
2009	842,000
2010	688,000
2011	537,000
Thereafter	483,000

$5,584,000

Lease expense was approximately $1.7 million, $1.5 million and $1.1 million for the years ended June 30, 2006, 2005 and 2004, respectively.

The Company has contractual obligations of approximately $646,000 for renovations for the Greenville facility and various other purchases at June 30, 2006.

A majority of the Company’s net revenues in 2006, 2005 and 2004 were received from the sale of products purchased from the Company’s ten largest vendors. The Company has entered into written distribution agreements with substantially all of its major vendors. While the Company’s agreements with most of its vendors contain standard provisions for periodic renewals, these agreements generally permit termination by either party without cause upon 30 to 120 days notice.

The Company or its subsidiaries are, from time to time, parties to lawsuits arising out of operations. Although there can be no assurance, based upon information known to the

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

Company, the Company believes that any liability resulting from an adverse determination of such lawsuits would not have a material adverse effect on the Company’s financial condition or results of operations.

The Company received an assessment for a sales and use tax matter for the five calendar years ended 2003 and the first quarter ended March 31, 2004. Based on this assessment, the Company has determined a probable range for the disposition of that assessment and for subsequent periods. Although the Company is disputing the assessment, it accrued a liability of $1.3 million at June 30, 2005. As of June 30, 2006, the Company has paid approximately $1.0 million. The Company is disputing the assessment including payments made on the liability. Although there can be no assurance of the ultimate outcome of this time, the Company intends to vigorously defend its position.

The Company has future commitments to purchase the remaining 16% minority interest in Netpoint over the next two years. The Company acquired an additional 12% ownership of OUI and an additional 8% ownership of Netpoint in each of the years ended 2006, 2005 and 2004 for approximately $1,300,000, $550,000 and $509,000, respectively.

(9)	Employee Benefit Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code that covers all employees meeting certain eligibility requirements. For the years ended June 30, 2006, 2005 and 2004 the Company provided a matching contribution of $372,000, $336,000 and $248,000, respectively, which was equal to one-half of each participant’s contribution, up to a maximum matching contribution per participant of $800 for 2006, 2005 and 2004. The Company determines its matching contributions annually and can make discretionary contributions in addition to matching contributions. In fiscal 2006, 2005 and 2004, the Company made discretionary profit-sharing contributions of approximately $4.2 million, $3.6 million and $2.8 million, respectively. Employer contributions are vested over a five-year period.

(10)	Property and Equipment

Property and equipment is comprised of the following:

	June 30,
	2006	2005
Land	$2,225,000	$1,496,000
Buildings and leasehold improvements	21,691,000	16,278,000
Computer software and equipment	12,306,000	11,315,000
Furniture, fixtures and equipment	24,061,000	22,090,000

	60,283,000	51,179,000
Less accumulated depreciation	(33,185,000)	(27,880,000)

	$27,098,000	$23,299,000

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

(11)	Goodwill and Other Identifiable Intangible Assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company performs its annual test of goodwill at the end of each fiscal year to determine if impairment has occurred. In addition, the Company performs an impairment analysis for goodwill whenever indicators of impairment are present. This testing includes the determination of each reporting unit’s fair value using market multiples and discounted cash flows modeling. During fiscal years 2006 and 2005, no impairment charge related to goodwill was recorded. During fiscal year 2004, the Company recorded a $172,000 reduction of goodwill related to the restructuring of the ChannelMax segment, as required under SFAS No. 141, Business Combinations (see Note 15). During fiscal year 2005, the Company acquired additional goodwill of $2,937,000, primarily through the acquisitions of Europdata Connect UK Ltd. (“EDC”), an additional 12% interest in OUI, and an additional 8% interest in Netpoint. During fiscal year 2006, the Company acquired additional goodwill of $967,000 from the purchase of additional interests in OUI and Netpoint.

Changes in the carrying amount of goodwill and other intangibles assets for the year ended June 30, 2006, by operating segment, are as follows:

	North American Distribution Segment	International Distribution Segment	Total
Balance as of June 30, 2004	$5,719,000	$4,259,000	$9,978,000
Goodwill acquired during 2005	27,000	2,910,000	2,937,000

Balance as of June 30, 2005	5,746,000	7,169,000	12,915,000
Goodwill acquired during 2006	513,000	454,000	967,000
Fluctuations in foreign currencies	—	522,000	522,000

Balance as of June 30, 2006	$6,259,000	$8,145,000	$14,404,000

Included within other assets are identifiable intangible assets as follows:

	June 30, 2006			June 30, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortized intangible assets:
Customer lists	$338,000	$302,000	$36,000	$338,000	$234,000	$104,000
Debt issue costs	532,000	254,000	278,000	532,000	122,000	410,000

Total	$870,000	$556,000	$314,000	$870,000	$356,000	$514,000

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

The weighted average amortization period for all intangible assets was approximately four years for fiscal year 2006 and three years for fiscal years 2005 and 2004. Amortization expense for the years ended June 30, 2006, 2005 and 2004 was $200,000, $364,000 and $314,000, respectively. Amortization expense for these items for fiscal years 2007, 2008 and 2009 is estimated to be approximately $169,000, $133,000 and $12,000, respectively.

(12)	Segment Information

The Company is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company has two reporting segments, which are based on geographic location. The measure of segment profit is operating income, and the accounting policies of the segments are the same as those described in Note 2.

North American Distribution

North American distribution offers products for sale in four primary categories: (i) AIDC and POS equipment sold by the ScanSource sales unit, (ii) voice, data and converged communications equipment sold by the Catalyst Telecom sales unit, (iii) voice, data and converged communications products sold by the Paracon sales unit and (iv) electronic security products through its ScanSource Security Distribution unit. These products are sold to more than 13,000 resellers and integrators of technology products that are geographically disbursed over the United States and Canada in a pattern that mirrors population concentration. No single account represented more than 6% of the Company’s consolidated net sales for the fiscal years ended June 30, 2006, 2005 or 2004, respectively.

International Distribution

The international distribution segment sells to two geographic areas, Latin America (including Mexico) and Europe, and offers AIDC and POS equipment to more than 5,000 resellers and integrators of technology products. This segment began during fiscal 2002 with the Company’s purchase of a majority interest in Netpoint and the start-up of the Company’s European operations. Of this segment’s customers, no single account represented more than 1% of the Company’s consolidated net sales during the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

Inter-segment sales consist of sales by the North American distribution segment to the international distribution segment. All inter-segment revenues and profits have been eliminated in the accompanying consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

Selected financial information for each business segment are presented below:

	Year ended June 30,
	2006	2005	2004
Sales:
North American distribution	$1,461,048,000	$1,310,789,000	$1,087,126,000
International distribution	223,809,000	172,883,000	116,278,000
Less intersegment sales	(19,257,000)	(14,578,000)	(11,314,000)

	$1,665,600,000	$1,469,094,000	$1,192,090,000

Depreciation and amortization:
North American distribution	$5,186,000	$4,958,000	$4,721,000
International distribution	580,000	547,000	629,000

	$5,766,000	$5,505,000	$5,350,000

Operating income:
North American distribution (1)	$54,059,000	$56,992,000	$47,538,000
International distribution	9,534,000	1,757,000	1,718,00

	$63,593,000	$58,749,000	$49,256,000

Assets:
North American distribution	$504,313,000	$392,847,000	$371,077,000
International distribution	108,906,000	74,223,000	42,115,000

	$613,219,000	$467,070,000	$413,192,000

Capital expenditures:
North American distribution	$8,441,000	$3,687,000	$2,057,000
International distribution	990,000	406,000	427,000

	$9,431,000	$4,093,000	$2,484,000

(1) North American distribution includes expenses for employees with worldwide responsibilities. The table below indicates the amount of corporate and other included in North American distribution. Corporate and other includes all direct expenses, including FAS 123(R) stock option expense, of employees with worldwide responsibilities. These expenses are managed on a worldwide basis.

North American distribution	2006	2005	2004
Operating	$65,112,000	$65,376,000	$55,539,000
Corporate and other	(11,053,000)	(8,384,000)	(8,001,000)

Total	$54,059,000	$56,992,000	$47,538,000

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

(13)	Acquisitions

International Distribution

On April 15, 2005, the Company’s international distribution segment acquired the common stock of EDC. EDC is a value-added distributor of specialty technology for auto-ID, RFID and wireless products in the United Kingdom and the Netherlands. The acquisition, which was accounted for under the purchase accounting method, is not material to the Company’s operations or financial condition. Operating results have been included in the Company’s consolidated results of operations from the date of the acquisition.

(14)	Related Party Transactions

During fiscal year 2006, 2005 and 2004, the Company made sales of $5.1 million, $3.7 million and $2.4 million, respectively, to companies affiliated with the minority shareholder of Netpoint. At June 30, 2006, 2005 and 2004, accounts receivable from these companies totaled $1,071,000, $153,000 and $78,000, respectively.

The minority shareholders of OUI originally owed the Company approximately $206,000, in the form of a note, in connection with an adjustment to the purchase price. The note was payable in thirty-six monthly installments and matured on October 31, 2005. Interest on the note was 2.01% per annum. The holders of the note were allowed to prepay the note in whole or part, without premium or penalty. The balance of this note was $26,000 at June 30, 2005 and $57,000 at June 30, 2004. The note was settled in July 2005.

(15)	Special Charges

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

(16)	Subsequent Events

On July 3, 2006, the Company entered into an agreement with SKC Communications Products, Inc. (“SKC”) to purchase the assets of T2 Supply, LLC (“T2”). The preliminary purchase price of approximately $50 million, which is subject to finalization, includes approximately $34 million of intangible assets related to the North American distribution segment. The Company is in the process of obtaining third-party valuations related to certain intangible assets, thus the allocation of the preliminary purchase price to major asset and liability categories is not yet completed.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006

T2, which has 36 employees, is a distributor of video conferencing and telephony products and is based in Lenexa, Kansas. T2 provides its reseller customers technical support for the configuration of video conferencing and sound solutions, an extended warranty program, training, marketing, a customer resource website, and bridging services. As a result of the acquisition, the Company expects to enhance its long-term convergence strategy by adding video conferencing products and expertise. T2’s customer base of voice and video conferencing resellers will also provide cross-selling opportunities.

Also on July 3, 2006, the Company’s revolving credit facility bank group (“Bank Group”) agreed to the following: (i) the acquisition of the assets of T2, (ii) an increase in the Bank Group’s maximum commitment from $130 million to $150 million, and (iii) an increase from $100 million to $115 million in the revolving credit facility. Thereafter, on July 27, 2006, the credit facility was increased from $115 million to $140 million with the maximum commitment remaining at $150 million.

On July 25, 2006, ScanSource Properties, LLC, a wholly owned subsidiary of the Company, entered into an agreement with Wachovia Bank, National Association for a $13 million unsecured note payable. Such note requires the Company not to encumber its headquarter property except as permitted by the lender. Monthly payments consist of interest only, accrued at the rate of one-month LIBOR plus 0.65%. The note matures on July 31, 2008 and is guaranteed by Company and its subsidiary, Logue Court Properties, LLC.

* * * * * * * *

MARKET FOR THE REGISTRANT’S COMMON STOCK

AND RELATED SHAREHOLDER MATTERS

The Company’s common stock is quoted on The NASDAQ Global Select Market under the symbol “SCSC.” The Company has never paid or declared a cash dividend since inception and the Board of Directors does not intend to institute a cash dividend policy in the foreseeable future. Under the terms of the Company’s revolving credit facility, the payment of cash dividends is prohibited. Effective June 5, 2006, the Board of Directors of the Company approved a two-for-one stock split of the common stock effected in the form of a 100% common stock dividend. The effect of the stock split has been recognized retroactively in all share and per share data. On August 23, 2006, there were approximately 15,000 recorded and known beneficial holders of the Company’s common stock. The following table sets forth, for the periods indicated, the high and low sales prices of the Company’s common stock on the NASDAQ Global Select Market.

	High	Low
Fiscal Year 2006
First quarter	$26.05	$21.16
Second quarter	30.80	23.88
Third quarter	30.48	26.65
Fourth quarter	31.62	26.33

Fiscal Year 2005
First quarter	$34.41	$25.34
Second quarter	37.35	29.75
Third quarter	34.10	25.14
Fourth quarter	27.75	20.81

BOARD OF DIRECTORS

James G. Foody

Chairman Michael L. Baur

President and Chief Executive Officer Steven R. Fischer President North Fork Business Capital Corporation John P. Reilly Managing Partner Keltic Financial Services LLC

Michael J. Grainger Former President and COO Ingram Micro, Inc.

OFFICERS

Michael L. Baur

President and Chief Executive Officer Richard P. Cleys Vice President and Chief Financial Officer Jeffery A. Bryson Executive Vice President – Administration and Investor Relations R. Scott Benbenek Executive Vice President – Corporate Operations Andrea D. Meade Executive Vice President – Corporate Operations John K. Black President – Catalyst Telecom Clayton D. Sorensen President – Paracon Elias Botbol President – ScanSource Latin America Xavier Cartiaux Managing Director – ScanSource Europe John R. Gaillard President – ScanSource Security Distribution Jill Phillips President – T2 Supply Linda B. Davis Vice President – Treasurer Gregory B. Dixon Vice President and Chief Technology Officer Robert S. McLain, Jr.

Vice President – Marketing Paul J. Constantine

Vice President – Solutions and Services Christopher Elrod Vice President – Information Systems Shelby McCloud Vice President – Warehouse Operations Tim Ramsey Vice President – Reseller Financial Services

STOCK LISTING

The Company’s Stock is traded on The Nasdaq Global Select Market under the symbol SCSC. GENERAL COUNSEL

Alston & Bird LLP Charlotte, North Carolina TRANSFER AGENT

American Stock Transfer and Trust Company New York, NY

INDEPENDENT ACCOUNTANTS Ernst & Young LLP

Greenville, South Carolina SHAREHOLDER INQUIRIES

ScanSource, Inc., welcomes inquiries from its shareholders and other interested investors. For further information or a copy of SEC form 10K, contact our Investor Relations Department at 800.944.2439, ext. 4375, or by e-mail at investor@scansource.com.

ANNUAL MEETING

The annual meeting of shareholders of the Company will be held at 10:00 a.m. on December 7, 2006, at the Marriott Hotel, Greenville, South Carolina, 1 Parkway East. CORPORATE HEADQUARTERS

Greenville, South Carolina 864.288.2432

LOCATIONS

Tempe, Arizona Miami, Florida Norcross, Georgia Lenexa, Kansas Buffalo, New York Greenville, South Carolina Memphis, Tennessee Bellingham, Washington Richmond, BC, Canada Toronto, ON, Canada Mexico City, Mexico Brussels, Belgium Liege, Belgium Olivet, France Bad Homburg, Germany Eindhoven, Netherlands Crawley, United Kingdom Hull, United Kingdom

ScanSource, Inc. • 6 Logue Court • Greenville, SC 29615 • 800.944.2432 • scansource.com