Form 10-K, Exhibit 13
period 2007-06-30
SCANSOURCE INC
filed 2007-08-29
CIK 918965

Exhibit 13.1

A FOUNDATION for GROWTH

SCANSOURCE 2007
ANNUAL REPORT

EXHIBIT 13.1

A

FOUNDATION for GROWTH

SCANSOURCE 2007 ANNUAL REPORT

VIDEO CONFERENCE

A FOUNDATION for GROWTH

We are a different kind of distributor.

As a value-added distributor, ScanSource, Inc. has always maintained a laser-like focus on providing world-class logistics for our technology reseller customers. Getting products in and shipping them out on time is our core mission, and it’s what we’ve built our company upon. We’ve made a promise to our customers that we’ll always get them what they need, when they need it. And we’ve made a promise to our manufacturer partners to help grow the markets they serve by recruiting, educating and offering business-building services to resellers.

But unlike some distributors, we are fully invested in the products we deliver. The technology solutions in our distribution center aren’t just boxes waiting to be shipped – they help tell the story of who we are and where we’re going.

Since 1992, ScanSource, Inc. has been transformed from a start-up company with a handful of employees to an international leader in the distribution of specialty technology. In those 15 years, the company has maintained a steady rate of growth, in part because of strategic decisions to enter new technology markets.

From our beginnings as bar code and point-of-sale specialists through the addition of voice/data, convergence, security and videoconferencing solutions to our product line, ScanSource, Inc. has built a foundation of growth by consistently embracing new technologies and bringing our model of efficient delivery and expert logistics to customers in new markets.

At ScanSource, Inc., we’re proud to say that we are a different kind of distributor. And proud that technology has helped build the foundation of growth that will carry us into the future.

ScanSource® INC

ScanSource®

AIDC/POS

Automatic Identification and Data Capture/Point-of-Sale

ScanSource, Inc. began in 1992 with what seemed at the time like a radical idea: To bring efficient, expert logistics and distribution services to the bar coding and automatic identification and data capture (AIDC) marketplace. The technology was growing rapidly, particularly in manufacturing and retail environments, and soon after, ScanSource added point-of-sale (POS) solutions and peripherals as a natural fit to its product line.

Today, these products are being used in an ever-expanding number of business settings in a variety of markets. A strong surge in the usage of mobile AIDC devices continues to create new applications for the technology in diverse markets as healthcare, manufacturing, education, field services, government, finance and many others, setting the stage for powerful growth into the future. And applications such as wireless point-of-sale are providing new opportunities for POS resellers.

“The mobilization of the workforce through AIDC and POS technologies is creating so many new opportunities for businesses of all types and these opportunities are growing by the day. At ScanSource, it’s part of our mission to educate our reseller customers on all of the new ways they can profit from the strengthened productivity and efficiency these products can provide to businesses.”

Cynthia Hardwick

Sale Representative

ScanSource

CatalystTelecom. Paracon

Communications

Communications

ScanSource, Inc. helped transform the communications marketplace in 1997 by introducing Catalyst Telecom as the first two-tier distributor in the telecommunications market to focus exclusively on resellers. In 2002, the Paracon sales unit was formed to specialize in products that provide the building blocks for convergence solutions, giving the company’s customers access to a complete lineup of communications products.

The emergence of Voice over IP (VoIP) in the convergence space is opening up powerful opportunities for dealers to help end users save money and improve their communications processes by allowing them to manage just one network instead of two. With VoIP, voice and data can be consolidated onto a single network, making network management costs lower and reducing a user’s total number of suppliers.

“We’ve reached a defining moment for convergence and have arrived at the point where it is no longer an emerging technology. With more and more end users moving away from traditional voice systems to converged solutions that save money and increase the productivity of their employees, there is now no turning back. Convergence is the future.”

David Watson

Product Manager

Catalyst Telecom

ScanSource EUROPE

ScanSource LATINAMERICA

ScanSource MEXICO

ScanSource UK

International

A Foundation for Growth Internationally.

Some of ScanSource, Inc.’s most significant growth in recent years has come from its international segment, including ScanSource Europe and ScanSource Latin America. Five years after opening for business, ScanSource Europe has enjoyed strong success in creating a new, more efficient means for products to go to market in Europe. ScanSource Latin America has strengthened its presence in Mexico, Central and South America, becoming the leading source for specialty technology products in those geographies.

And the opportunity for growth is only beginning. While these sales units have largely focused on providing automatic identification and data collection and point-of-sale products to date, both ScanSource Europe and ScanSource Latin America have the opportunity to add to their product portfolios through the introduction of ScanSource, Inc.’s other technologies.

“We’ve proven that our business model works internationally. Resellers have responded in strong numbers to our message of product availability and fast delivery. That foundation we’ve established will allow us to build on it as we introduce new technologies to these markets in the future.”

Alexandra Dhantis

Product Asset Manager

ScanSource Europe

ScanSource SECURITY DISTRIBUTION

Security

Security

With the creation of ScanSource Security in 2004, ScanSource, Inc. embarked on a mission to bring the same level of efficient logistics and fast product delivery to the security marketplace. Demand for security solutions like surveillance, intrusion detection and access control has surged in recent years as business owners look for new ways to protect their employees and company assets.

The growth in Internet Protocol (IP) surveillance solutions is transforming the security industry, providing end users with strong return on investment and more reliable protection. New applications are emerging that combine video, communications and information technology to deliver customized security solutions for specific types of businesses.

“There’s never been a better time to be a part of the security marketplace. Digital technology is making it easier than ever for businesses and individuals to protect themselves. IP surveillance facilitates remote monitoring from almost any location, and video enhancement techniques are making it possible to actually prevent crime rather than merely react to it.”

Dean Ross

Product Manager

ScanSource Security

T2supply

Videoconferencing

Videoconferencing

The acquisition of T2 Supply in 2006 gave ScanSource, Inc. a strong foothold in one of the fastest growing technology segments – videoconferencing. With new security concerns and the increasing challenges in air travel, many companies are opting to keep their employees at home rather than dealing with the hassles and expense of traveling.

But meetings still must be held, even if employees can’t travel to hold them. That’s where videoconferencing comes in, and it’s why the usage of this unique technology will only continue to grow well into the future. Like the other technologies represented by ScanSource, Inc., videoconferencing has been enhanced by the emergence of IP as the pervasive network technology, as it offers standard connectivity, easier set-up and cost-savings. T2 Supply has become a leader in this space, having been recognized by videoconferencing manufacturer Polycom as its “Distributor of the Year” for three consecutive years.

“More people in the United States now meet electronically than in person. Videoconferencing brings business people face-to-face without the hassles of travel, and provides a new level of data sharing that makes it easier for partners to collaborate.”

Amy Krueger

Sale Representative

T2 Supply

ScanSource® INC.

To our Shareholders

In the 15 years since our founding in 1992, the employees of ScanSource, Inc. have built a strong legacy that continues to guide our company into the future. In the beginning, our mission was clear and precise: to help our manufacturer partners grow by bringing an unprecedented level of efficiency, logistics expertise and value-added services to an area of the technology marketplace that wasn’t currently served by our two-tier distribution model.

And in the years since, that idea has served as ScanSource’s “Foundation for Growth” as we have moved from serving the Automatic Identification and Data Capture (AIDC) and Point-of-Sale (POS) markets into new technology segments such as Communications, Security and Videoconferencing. Each time we bring our brand of distribution into a new technology market, we focus on the same core principles – offering fast, hassle-free delivery, maintaining a large inventory of the best-of-breed products in the industry, recruiting new resellers to the market and providing them with comprehensive training, technical support, integration capabilities, marketing assistance and other value-added services to help them succeed.

This is the foundation that has served our company so well for 15 years and that we believe will continue to offer new opportunities to ScanSource as we look to apply our model to new technologies in the future and expand our current technologies into new geographies. On behalf of all of the employees of ScanSource, Inc., I’m pleased to report that our company’s “Foundation for Growth” helped us once again deliver strong results in Fiscal Year 2007.

ScanSource posted record net sales revenues of $1.99 billion this year, up 19% from $1.67 billion for the year ended June 30, 2006. In addition, net income rose to $42.6 million compared to $39.8 million for the previous year. And diluted earnings per share increased to $1.63, moving up from $1.53 per share in Fiscal Year 2006.

“Each time we bring our brand of distribution into a new technology market, we focus on the same core principles-offering fast, hassle-free delivery and maintaining a large inventory of the best-of-breed products in the industry so that our customers can always get what they want, when they want it.”

Mike Baur

Chief Executive Officer

ScanSource, Inc.

The past year was one of significant progress for our company in a number of areas.

We’re excited about two well-deserved promotions on our executive team that will have a significant impact on our future success. In June 2007, Scott Benbenek was named President of Worldwide Operations after serving as Executive Vice President, Corporate Operations, since 2002. Scott will oversee operations for all business units in all geographies under my direction and will be responsible for managing the company’s continued profit in all of its technology segments. In addition, Andrea Meade was promoted to Executive Vice President of Operations and Corporate Development after serving as Executive Vice President, Corporate Operations, since 2002.

Both Scott and Andrea possess a wealth of distribution experience and are strategic leaders who will be critical to our growth in the future. Having them in these key positions gives our executive management team increased capacity and leadership.

Additionally, our company is building on its “Foundation for Growth” in other ways that will prepare us for future success. In April 2007, we announced the planned relocation of our Memphis distribution center to a facility in Southaven, Mississippi, that will accommodate nearly 600,000 square feet with an optional additional 147,000 square feet of available expansion space – a considerable increase from the 367,000 square feet available in our current distribution center. The new location will be even closer to the Memphis airport and the major freight carrier hubs in the region and ensures that we will continue to have a large inventory that is ready to ship as our company grows.

Also in April, we increased our multi-currency credit facility to $200 million under the same terms and conditions as our previous facility. This agreement gives us the flexibility to continue to grow our operations and make strategic investments for the future.

Our Automatic Identification and Data Capture and Point-of-Sale business unit continues to take advantage of the many opportunities for growth through the increased adoption of new mobility solutions and other factors. Vendors are continuing to shift more business to the indirect channel, and we look for continued growth in these markets. We strengthened our line card in this segment in 2007, adding wireless solutions from Cisco to our product lineup. This new relationship gives our customers access to leading wireless network products, helping them stay on the leading edge and remain competitive in their offerings.

The Catalyst Telecom and Paracon business units continue to deliver solid results, with new opportunities available through the emergence of Voice over IP (VoIP) in the convergence space. Catalyst introduced a comprehensive convergence education program, CommEdge, to help dealers take advantage of this growing technology. CommEdge includes training at sites throughout the country, plus an online web portal with a wide variety of resources for getting started. Paracon will benefit from the renewed focus of one of its leading vendors, which occurred when Eicon purchased the media and signaling business from Intel in October 2006 and re-branded the company as Dialogic. Dialogic is focused exclusively on creating world-class convergence products, and Paracon’s strong partnership with the company bodes well for the future.

ScanSource Security continued its rapid growth rate this year, adding a host of new vendors to its line card, including Sony Electronics, Axis Communications, DSC and DVTel, among many others. The company is transforming the way security products are purchased and delivered. When ScanSource Security was founded in late 2004, the bulk of its sales were of card printer solutions, which had previously been part of the ScanSource line card. In the years since, ScanSource Security has experienced tremendous growth in the sales of traditional security products such as surveillance, intrusion and access control solutions, providing powerful evidence that our two-tier model is re-shaping the security marketplace and giving security dealers a viable option for faster delivery and expert logistics.

$1.47

$1.67

$1.99

05 06 07

Net Sales

Fiscal year ended June 30

($ in billions)

In addition, ScanSource Security strengthened its educational offerings this year by creating the IP Center, a comprehensive resource for resellers who want to learn more about IP-based physical security solutions. The IP Center includes a website at www.scansourcesecurity. com/ipcenter where resellers can learn the basics of networking, network-based video and access control technologies. The program also includes workshops held across the country.

Our newest business unit, T2 Supply, was acquired in July 2006 and gives us a firm foothold in the videoconferencing space. Like our other business units, T2 has built on its success since joining the ScanSource, Inc. family, adding new customers and employees and strengthening sales in the past year. As more and more companies seek videoconferencing solutions in the wake of travel difficulties, we expect this business unit to continue its high rate of growth.

Internationally, our foundation for growth is stronger than ever. Both ScanSource Europe and ScanSource Latin America continue to enjoy rising sales and the addition of new customers and vendor partnerships. Each unit is the clear leader for AIDC and POS products in their respective geographies, and their success in providing these solutions offers new opportunities for our company as we look to begin offering additional technologies in Latin America and Europe.

We believe our rapid growth internationally is further proof that resellers and vendors prefer our brand of distribution. Our pledge to never compete with our reseller customers by selling to end users continues to resonate with VARs in Latin American and Europe just as it did in North America, and more vendors than ever are embracing our value-added model of logistics expertise and value-added services that help to attract new partners and grow the market overall.

Looking to the future, ScanSource will continue to make investments in the education and support of our reseller customers. In July, we held our first-ever IMPACT NOW conference for resellers in San Diego, bringing together leading vendor executives and solution providers for a day of learning and networking. A strong lineup of business consultants were on-hand to offer guidance on the issues that are of critical importance to resellers today, including finding and retaining top sales talent, strengthening customer loyalty, finding investment capital, beating Internet competition, mergers and acquisitions and strengthening sales. A second IMPACT NOW conference will be held in Orlando this November.

As in years past, our company’s long track record of growth has been recognized nationally. For the third consecutive year, ScanSource was named to Forbes’ “Best Big Companies” list based on a five-year total return percentage of 23.7% as computed by the magazine. ScanSource ranked sixth out of all technology companies and 131st overall on the list. The company also moved up to number 956 on the Fortune 1000 list of America’s largest corporations. The list is based on criteria such as company revenue, profits, market value and earnings per share, and is evidence of the powerful execution of our business plan by our employees.

In so many ways, Fiscal Year 2007 was another banner year for ScanSource, Inc., and we believe our prospects for additional growth have never been brighter. The “Foundation for Growth” we’ve established since 1992 has prepared us for the future and given us a legacy to build on as we move into new technology markets and position the company for the years ahead. I look forward to telling you about more exciting results from ScanSource, Inc. in the future.

Sincerely,

Mike Baur

Chief Executive Officer

ScanSource, Inc.

$35.6

$39.8

$42.6

05 06 07

Net Income

Fiscal year ended June 30

($ in millions)

Selected Financial Data

The selected financial data below should be read in conjunction with “Management’s Discussion and Analysis” and ScanSource, Inc.’s (the “Company”) consolidated financial statements and related notes thereto included elsewhere in this annual report.

The following statement of income data and balance sheet data were derived from the Company’s consolidated financial statements.

	Fiscal Year Ended June 30,
	2007	2006	2005	2004	2003
	(In thousands, except per share data)
Statement of income data:
Net sales	$1,986,927	$1,665,600	$1,469,094	$1,192,090	$991,194
Cost of goods sold	1,776,255	1,497,248	1,319,368	1,060,310	879,311

Gross profit	210,672	168,352	149,726	131,780	111,883
Selling, general and administrative expenses	135,339	105,042	90,970	83,601	72,970

Operating income	75,333	63,310	58,756	48,179	38,913
Interest expense (income), net	6,804	1,620	1,264	601	869
Other expense (income), net	(144)	57	(413)	(169)	501

Total other expense	6,660	1,677	851	432	1,370

Income before income taxes, minority interest and extraordinary gain	68,673	61,633	57,905	47,747	37,543
Provision for income taxes	25,987	21,592	22,010	18,489	15,690
Minority interest in income of consolidated subsidiaries, net of taxes	60	225	291	137	530

Net income	$42,626	$39,816	$35,604	$29,121	$21,323

Net income per common share, basic	$1.65	$1.56	$1.41	$1.17	$0.89

Weighted-average shares outstanding, basic	25,773	25,491	25,254	24,970	24,026

Net income per share, assuming dilution	$1.63	$1.53	$1.37	$1.13	$0.87

Weighted-average shares outstanding, assuming dilution	26,213	26,034	25,927	25,775	24,575

	As of June 30,
	2007	2006	2005	2004	2003
Balance sheet data:
Working capital	$352,955	$262,171	$219,851	$184,626	$113,711
Total assets	738,448	617,497	469,604	414,764	345,716
Total long-term obligations (including current portion)	107,730	32,185	37,878	40,007	8,299
Total shareholders’ equity	324,744	273,409	225,212	184,752	149,108

Management’s Discussion and Analysis

Certain statements within this annual report to shareholders and the documents incorporated by reference herein that are not historical facts are “forward-looking statements” as described in the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties and actual results could differ materially from those projected. Factors that could cause actual results to differ materially include the following: the matters related to the investigation by the Special Committee, and related activities, as described in more detail Note 1A to the Notes to Consolidated Financial Statements included Part II, Item 8 of the Company’s amended Annual Report on Form 10-K/A for the year ended June 30, 2006, the Company’s dependence on vendors, product supply and availability, senior management, centralized functions and third-party shippers; the Company’s ability to compete successfully in a highly competitive market and to manage significant additions in personnel and increases in working capital; the Company’s ability to collect outstanding accounts receivable; the Company’s entry into new product markets in which it has no prior experience; the Company’s susceptibility to quarterly fluctuations in net sales and results of operations; the Company’s ability to manage successfully pricing or stock rotation opportunities associated with inventory value decreases; narrow profit margins; inventory risks due to shifts in market demand; dependence on information systems; credit exposure due to the deterioration in the financial condition of our customers; a downturn in the general economy; the inability to obtain required capital; potential adverse effects of acquisitions; fluctuations in interest rates, foreign currency exchange rates and exposure to foreign markets (the imposition of governmental controls, currency devaluations, export license requirements, restrictions on the export of certain technology, dependence on third party freight forwarders and the third party warehouse in Europe, political instability, trade restrictions, tariff changes, difficulties in staffing and managing international operations, changes in the interpretation and enforcement of laws (in particular related to items such as duty and taxation), difficulties in collecting accounts receivable, longer collection periods and the impact of local economic conditions and practices); the impact of changes in income tax legislation; acts of war or terrorism; exposure to natural disasters; potential impact of labor strikes; volatility of common stock; the accuracy of forecast data and changes in accounting standards. Additional discussion of these and other factors affecting our business and prospects is contained in our periodic filings with the SEC, copies of which can be obtained at our Investor Relations website at www.scansource.com. Please refer to the cautionary statements and important factors discussed in Item 1A “Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended June 30, 2007 for further information. This discussion and analysis should be read in conjunction with “Selected Financial Data” and the Financial Statements and the Notes thereto included elsewhere in this Annual Report.

Overview

ScanSource, Inc. is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company distributes more than 40,000 products worldwide. The Company has two geographic distribution segments: one serving North America from the Memphis, Tennessee distribution center, and an international segment currently serving Latin America (including Mexico) and Europe. The North American distribution segment markets automatic identification and data capture (“AIDC”) and point-of-sale (“POS”) products through the ScanSource sales unit; voice, data and converged communications equipment through its Catalyst Telecom sales unit; voice, data and converged communications products through its Paracon sales unit; video conferencing and telephony products through its T2 Supply unit; electronic security products and wireless infrastructure products through its ScanSource Security Distribution unit. The international distribution segment markets AIDC and POS products through its ScanSource sales unit.

The Company was incorporated in December 1992 and is headquartered in Greenville, South Carolina. The Company serves North America from a single, centrally located distribution center located near the FedEx hub in Memphis, Tennessee (expected to be relocated to Southaven, Mississippi in October 2007). The single warehouse and strong management information system form the cornerstone of the Company’s cost-driven operational strategy that, along with our growth through acquisitions and organic market share increases, has caused operating income to grow at an average annual growth rate of 20.0% over the past five years, while sales have grown at an average annual rate of 18.8% to approximately $2.0 billion over the same period. This strategy has been expanded to Latin America and Europe, with distribution centers located in Florida and Mexico, and in Belgium, respectively.

North American Distribution Segment

The Company’s North American distribution segment sells products exclusively to resellers and integrators in large and growing technology markets. Key AIDC vendors include Cisco, Datalogic, Handheld Products, Intermec, Metrologic, Motorola and Zebra, and some leading POS lines include APG, Cherry Elo, Epson, IBM, Microsoft, NCR, and Posiflex. Key communications vendors include Avaya, Extreme Networks, Juniper Networks, Plantronics and Polycom, while Dialogic supplies key components for the converged communications market. Key electronic security vendors include Alvarion, Axis, Datacard, DSC, Fargo, HID, Keyscan, Panasonic, Sony, Tropos and Zebra Card. In July 2006, the Company purchased the assets of T2 Supply, LLC (“T2”) allowing the Company to enhance its long-term convergence strategy by adding video conferencing products and expertise, and to provide cross-selling opportunities to T2’s customer base of voice and video conferencing resellers. Growth in net sales has been principally driven by the acquisition of T2, intensive marketing efforts to recruit new reseller customers, selective expansion of the Company’s product lines, and the addition of new vendors. During fiscal 2008, the North American distribution center located in Memphis, Tennessee will be replaced when the Company relocates to a 600,000 square foot facility in Southaven, Mississippi in order to meet the current and near-term growth requirements of the North American business.

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

The international distribution segment commenced operations in November 2001, when the Company acquired 52% of the common stock of Netpoint International, Inc. (“Netpoint”), a Miami-based distributor of AIDC and POS equipment to the Latin American market. In January 2002, the Company launched its pan-European strategy with the establishment of a distribution center and sales office in Belgium. In May 2002, the Company purchased ABC Technology Distribution (“ABC”), a distributor of AIDC and POS products based in the United Kingdom, allowing the Company to expand its European operations and make additional sales to former ABC customers in the United Kingdom. In March 2003, the Company completed its consolidation of the UK distribution center into the Belgium facility. In April 2005, the Company purchased Europdata Connect UK Ltd. (“EDC”), expanding its presence in the UK and the Netherlands. The Company has centralized its accounting, merchandising, information technology and sales management in the Belgium headquarters location.

Cost Control/Profitability

The Company’s operating income growth has been driven by increasing gross profit and disciplined control of operating expenses. The Company’s operations feature a scalable information system, streamlined management, and centralized distribution, enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. From its inception, the Company has managed its general and administrative expenses by maintaining strong cost controls. However, in order to continue to grow its markets, the Company has invested in new initiatives including investments in new geographic markets of Europe and Latin America, increased marketing efforts to recruit resellers, enhancements of employee benefit plans to retain employees, and in the strategic acquisition of T2 by the North American distribution segment.

Results of Operations

The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

	Fiscal Year Ended June 30,
	2007	2006	2005
Statement of income data:
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	89.4	89.9	89.8

Gross profit	10.6	10.1	10.2
Selling, general and administrative expenses	6.8	6.3	6.2

Operating income	3.8	3.8	4.0
Interest expense (income), net	0.3	0.1	0.1
Other expense (income), net	—	—	—

Total other expense	0.3	0.1	0.1

Income before income taxes and minority interest	3.5	3.7	3.9
Provision for income taxes	1.3	1.3	1.5
Minority interest in income of consolidated subsidiaries, net of income taxes	—	—	—

Net income	2.2%	2.4%	2.4%

Comparison of Fiscal Years Ended June 30, 2007 and 2006

Net Sales

The following tables summarize the Company’s net sales results (net of inter-segment sales):

Product Category

	2007	2006	Difference	Percentage Change
	(In thousands)
AIDC, POS and security products	$1,200,497	$988,338	$212,159	21.5%
Communications products	786,430	677,262	109,168	16.1%

Net Sales	$1,986,927	$1,665,600	$321,327	19.3%

Geographic Segments

	2007	2006	Difference	Percentage Change
	(In thousands)
North American distribution	$1,669,648	$1,441,791	$227,857	15.8%
International distribution	317,279	223,809	93,470	41.8%

Net Sales	$1,986,927	$1,665,600	$321,327	19.3%

North American Distribution

North American distribution sales include sales to technology resellers in the United States and Canada from the Company’s Memphis, Tennessee distribution center. Sales to technology resellers in Canada account for less than 5% of total net sales for the fiscal years ended June 30, 2007 and 2006. The 15.8% increase in North American distribution sales for the year ended June 30, 2007, as compared to the same period in the prior year, was due to strong AIDC and communication sales.

Sales of the AIDC, POS and security product categories for the North America distribution segment increased 15.5% as compared to the prior year. The ScanSource selling unit benefited from the AIDC business’s gain in market share. Training, education and marketing investments for the ScanSource Security Distribution sales unit also contributed to the gain in market share.

Sales of communications products increased 16.1% as compared to the prior year. The communications business included increased market share for T2 Supply, a sales unit acquired on July 3, 2006. The majority of the increase in the communications products business was due to the inclusion of T2 Supply in this year’s results. Both Catalyst Telecom and Paracon, which distribute communication products, experienced sales growth due to increased market share in certain lines and the addition of new vendors.

International Distribution

The international distribution segment includes sales to Latin America (including Mexico) and Europe from the ScanSource selling unit. Sales for the overall international segment increased approximately 41.8% or $93.5 million as compared to the prior year. The increase in sales was primarily attributable to gain in market share in Europe and Latin America. Strong sales growth for the year ended June 30, 2007 was experienced in the United Kingdom, France, Germany, Mexico, Argentina and Chile compared to the prior year.

Sales during the year ended June 30, 2007 were favorably impacted by foreign exchange fluctuations of $16.9 million. Without the foreign exchange fluctuations, the increase for the year would have been 34.2% or $76.6 million. Although management cannot forecast the future direction of foreign exchange rate movements, if significant unfavorable changes in exchange rates occur, net sales of the segment could be adversely affected.

Gross Profit

The following table summarizes the Company’s gross profit:

					Percentage of Net Sales
	2007	2006	Difference	Change	2007	2006
	(In thousands)
North American distribution	$169,627	$138,168	$31,459	22.8%	10.2%	9.6%
International distribution	41,045	30,184	10,861	36.0%	12.9%	13.5%

Gross Profit	$210,672	$168,352	$42,320	25.1%	10.6%	10.1%

North American Distribution

Gross profit for the North American distribution segment increased $31.5 million for the fiscal year ended June 30, 2007 as compared to the prior fiscal year. The increase in gross profit for the year ended June 30, 2007 is a result of increased sales volume of the segment.

Gross profit as a percentage of net sales for the North American distribution segment increased to 10.2% of sales for fiscal year 2007 as compared to 9.6% of sales for the prior fiscal year. The increase from the prior year is due to a favorable product and customer mix, including higher services revenues, and to the attainment of additional rebates from vendor programs.

International Distribution

Gross profit for the international distribution segment increased $10.9 million for the fiscal year ended June 30, 2007 as compared to the prior fiscal year. The increase was primarily due to increased distribution volume.

Gross profit, as a percentage of net sales, which is typically greater than the North American distribution segment, decreased from the prior year. Gross margin decreased due to the sales mix of larger deals with lower value-add requirements, primarily in Europe. In Latin America, strategic deals in an increasingly competitive market resulted in lower margins.

Operating Expenses

The following table summarizes the Company’s operating expenses:

					Percentage of Net Sales
	2007	2006	Difference	Change	2007	2006
	(In thousands)
Fiscal year ended	$135,339	$105,042	$30,297	28.8%	6.8%	6.3%

For the year ended June 30, 2007, operating expenses increased compared to the prior year due principally to special committee expenses of $9.9 million related to the Company’s stock option investigation, incremental, including T2 Supply, increases in employee headcount and related benefits of approximately $11.5 million, the recognition of higher bad debt expense of approximately $6.2 million, and amortization expense for T2 Supply intangible assets of $1.9 million.

Operating expenses, as a percentage of sales, increased from the prior year. Greater economies of scale in the current year were offset by special committee expenses referred to above. Pursuant to achieving internal goals during the year ended June 30, 2007, the Company recorded profit-sharing expense of $5.5 million compared to $5.0 million for the year ended June 30, 2006.

The Company continues to invest in North America customer training and development programs for new technologies and vertical marketing (such as converged communications and IMPACT NOW), its electronic security business, and additional resources for its rapidly growing T2 Supply business. In addition, the Company continues to invest in Europe and Latin America due to its growth potential in those markets. In Europe, the Company has expanded geographically, increased marketing, and increased employee headcount. With respect to its Latin American market, the Company has increased employee headcount in Miami and Mexico City in order to serve an expanding customer base and continues to offer VAR education and training events.

Operating Income

The following table summarizes the Company’s operating income:

					Percentage of Net Sales
	2007	2006	Difference	Change	2006	2005
	(In thousands)
Fiscal year ended	$75,333	$63,310	$12,023	19.0%	3.8%	3.8%

Operating income increased 19.0% or $12.0 million for the year ended June 30, 2007 as compared to the prior year. The increase was a result of increased sales volume and improved gross profit margins.

Operating income as a percentage of net sales remained consistent compared to the prior year.

Total Other Expense (Income)

The following table summarizes the Company’s total other expense (income):

					Percentage of Net Sales
	2007	2006	Difference	Change	2007	2006
	(In thousands)
Interest expense	$7,689	$2,187	$5,502	251.6%	0.4%	0.1%
Interest income	(885)	(567)	(318)	56.1%	0.0%	0.0%
Net foreign exchange losses (gains)	190	115	75	65.2%	0.0%	0.0%
Other, net	(334)	(58)	(276)	475.9%	0.0%	0.0%

Total other expense (income)	$6,660	$1,677	$4,983	297.1%	0.3%	0.1%

Interest expense for the years ended June 30, 2007 and 2006 was $7.7 million and $2.2 million, respectively, reflecting interest paid on borrowings on the Company’s line of credit and long-term debt. Interest expense for the current year increased primarily due to higher average debt balances as a result of the acquisition of T2 Supply at the beginning of the fiscal year and to additional working capital requirements financed through an increase in the revolving credit facility.

Interest income for the year ended June 30, 2007 increased by approximately $318,000 over the prior year, principally as a result of higher interest-bearing receivables.

Foreign exchange gains and losses consist of foreign currency transactional and functional currency re-measurements, offset by net foreign currency exchange contract gains and losses. Net foreign exchange losses were $190,000 and $115,000 for the years ended June 30, 2007 and 2006, respectively. The change in foreign exchange gains and losses for the year ended June 30, 2007 as compared to the prior year are primarily the result of fluctuations in the value of the Euro versus the British Pound, and to a lesser extent, the U.S. Dollar versus other currencies. The Company utilizes foreign exchange contracts and debt in non-functional currencies to hedge foreign currency exposure. The Company’s foreign exchange policy prohibits entering into speculative transactions.

Provision For Income Taxes

Income tax expense was $26.0 million and $21.6 million for the years ended June 30, 2007 and 2006, respectively, reflecting an effective income tax rate of 37.8% and 35.0%, respectively. The increase in the tax rate is attributable to the prior year utilization of foreign net operating loss carryforwards.

Minority Interest in Income of Consolidated Subsidiaries

The Company recorded $60,000 and $225,000, respectively, of minority interest income in fiscal 2007 and 2006 for Netpoint’s minority shareholders. The decrease in minority interest income relates to the Company’s purchase of additional equity in Netpoint.

Net Income

The following table summarizes the Company’s net income:

					Percentage of Net Sales
	2007	2006	Difference	Change	2007	2006
	(In thousands)
Fiscal year ended	$42,626	$39,816	$2,810	7.1%	2.1%	2.4%

The increase in the amount of net income in 2007 from 2006 is attributable to the changes in operating profits discussed above. Net income as a percentage of net sales decreased primarily due to the lower tax rate in 2006 compared to 2007, special committee costs of $9.9 million in 2007, and higher interest expense of $5.5 million in 2007, all as discussed above.

Comparison of Fiscal Years Ended June 30, 2006 and 2005

Net Sales

The following tables summarize the Company’s net sales results (net of inter-segment sales):

Product Category

	2006	2005	Difference	Percentage Change
	(In thousands)
AIDC and POS products	$988,338	$876,069	$112,269	12.8%
Converged communications products	677,262	593,025	84,237	14.2%

Net Sales	$1,665,600	$1,469,094	$196,506	13.4%

Geographic Segments
	2006	2005	Difference	Percentage Change
	(In thousands)
North American distribution	$1,441,791	$1,296,211	$145,580	11.2%
International distribution	223,809	172,883	50,926	29.5%

Net Sales	$1,665,600	$1,469,094	$196,506	13.4%

North American Distribution

North American distribution sales include sales to technology resellers in the United States and Canada from the Company’s Memphis, Tennessee distribution center. Sales to technology resellers in Canada account for less than 5% of total net sales for the fiscal years ended June 30, 2006 and 2005. The 11.2% increase in North American distribution sales for the year ended June 30, 2006, as compared to the same period in the prior year, was due to gain in market share and new product lines.

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

Gross Profit

The following table summarizes the Company’s gross profit:

	2006	2005	Difference	Change	Percentage of Net Sales
					2006	2005
	(In thousands)
North American distribution	$138,168	$130,411	$7,757	5.9%	9.6%	10.1%
International distribution	30,184	19,315	10,869	56.3%	13.5%	11.2%

Gross Profit	$168,352	$149,726	$18,626	12.4%	10.1%	10.2%

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

International Distribution

Gross profit for the international distribution segment increased $10.9 million for the fiscal year ended June 30, 2006 as compared to the prior fiscal year. The increase was primarily due to increased volume, and increased volume related benefits of vendor programs in the current year.

Gross profit, as a percentage of net sales, which is typically greater than the North American distribution segment, increased over the prior year. Gross margin increased due to the mix of sales to large resellers with lower value-add requirements, which was higher in the prior year, primarily in Europe, and to the volume related benefits of vendor programs in the current year.

Operating Expenses

The following table summarizes the Company’s operating expenses:

	2006	2005	Difference	Change	Percentage of Net Sales
					2006	2005
	(In thousands)
Fiscal year ended	$105,042	$90,970	$14,072	15.5%	6.3%	6.2%

For the year ended June 30, 2006, operating expenses as a percentage of sales increased slightly compared to the prior year. The increase is due principally to the recognition of $3.2 million in compensation expense related to the Company’s adoption of Financial Accounting Standards Board (“FASB”) Statement No. 123(R).

The year ended June 30, 2006 benefited from greater economies of scale, especially internationally, partially offset by expenses associated with the Company’s worldwide expansion of capacity and employee headcount. Further, the Company continued investment in its security business, and investment in value added services and marketing programs for customers. Pursuant to achieving internal goals during the year ended June 30, 2006, the Company recorded profit-sharing expense of $5.0 million compared to $4.3 million for the year ended June 30, 2005.

Operating Income

The following table summarizes the Company’s operating income:

	2006	2005	Difference	Change	Percentage of Net Sales
					2006	2005
	(In thousands)
Fiscal year ended	$63,310	$58,756	$4,554	7.8%	3.8%	4.0%

Operating income increased 7.8% or $4.5 million for the year ended June 30, 2006 as compared to the prior year. The increase was a result of increased sales volume and improved international gross profit margin percentages.

Operating income as a percentage of net sales decreased compared to the prior year. The decrease is primarily due to additional compensation expense related to the Company’s adoption of FASB Statement No. 123(R).

Total Other Expense (Income)

The following table summarizes the Company’s total other expense (income):

	2006	2005	Difference	Change	Percentage of Net Sales
					2006	2005
	(In thousands)
Interest expense	$2,187	$2,127	$60	2.8%	0.1%	0.1%
Interest income	(567)	(863)	296	-34.3%	0.0%	-0.1%
Net foreign exchange losses (gains)	115	(355)	470	-132.4%	0.0%	0.0%
Other, net	(58)	(58)	—	0.0%	0.0%	0.0%

Total other expense (income)	$1,677	$851	$826	97.1%	0.1%	0.1%

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

Foreign exchange gains and losses consist of foreign currency transactional and functional currency re-measurements, offset by net foreign currency exchange contract gains and losses. A net foreign exchange gain of $0.1 million occurred for the year ended June 30, 2006 and a net foreign exchange loss of $0.4 million occurred for the year ended June 30, 2005. The Company utilizes foreign exchange contracts and debt in non-functional currencies to hedge foreign currency exposure. The Company’s foreign exchange policy prohibits entering into speculative transactions.

Provision For Income Taxes

Income tax expense was $21.6 million and $22.0 million for the years ended June 30, 2006 and 2005, respectively, reflecting an effective income tax rate of 35.0% and 38.0%, respectively. The decrease in the tax rate is attributable to the current year utilization of foreign net operating loss carryforwards and the reversal of valuation allowances previously established on a portion of the Belgian deferred tax assets.

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

Net Income

The following table summarizes the Company’s net income:

	2006	2005	Difference	Change	Percentage of Net Sales
					2006	2005
	(In thousands)
Fiscal year ended	$39,816	$35,604	$4,212	11.8%	2.4%	2.4%

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

All shares and per share amounts have been retroactively adjusted to reflect the two-for-one stock split effective June 5, 2006.

	Three Months Ended
	Fiscal 2007				Fiscal 2006
	June 30 2007	Mar. 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	Mar. 31 2006	Dec. 31 2005	Sept. 30 2005
	(In thousands, except per share data)
Net sales	$524,285	$492,678	$473,734	$496,230	$461,144	$405,592	$408,468	$390,396
Cost of goods sold	469,265	441,641	420,957	444,392	416,216	364,332	366,633	350,067

Gross profit	$55,020	$51,037	$52,777	$51,838	$44,928	$41,260	$41,835	$40,329

Net income	$11,303	$10,071	$8,791	$12,461	$12,856	$9,006	$8,942	$9,013

Weighted-average shares outstanding, basic	25,843	25,770	25,749	25,729	25,680	25,555	25,402	25,333

Weighted-average shares outstanding, assuming dilution	26,258	26,194	26,236	26,213	26,163	26,101	25,994	25,883

Net income per common share, basic	$0.44	$0.39	$0.34	$0.48	$0.50	$0.35	$0.35	$0.36

Net income per common share, assuming dilution	$0.43	$0.38	$0.34	$0.48	$0.49	$0.35	$0.34	$0.35

In the quarter ended June 30, 2006 the effective tax rate was 28.6% versus 39.0% for the quarter ended June 30, 2007. The June 2006 quarterly rate reflects the integration of foreign net operating loss carryforwards and the reversal of valuation allowances previously established on a portion of the Belgian deferred tax assets. This had the impact of $1.457 million or $.06 per share benefit to the quarter.

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

Stock-Based Compensation

A revised standard, Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share Based Payment (“SFAS 123(R)”), which requires all companies to measure compensation cost for all share-based payments (including stock options) at fair value, was effective beginning with a company’s first interim or annual reporting period of the first fiscal year beginning on or after June 15, 2005. This means SFAS 123(R) was effective for the Company beginning with the first quarter of fiscal year 2006, which began on July 1, 2005. The adoption of SFAS 123(R) requires the Company to apply a valuation model, which includes estimates and assumptions on the rate of forfeiture and expected life of options and stock price volatility. Actual results may differ from estimates. See Note 2 to the Consolidated Financial Statements for additional information regarding the adoption of SFAS 123(R).

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

Vendor Programs

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors. Some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed between the Company and the vendor. Vendors generally require that we use their cooperative advertising allowances exclusively for advertising or other marketing programs. Incentives received from vendors for specifically identified incremental cooperative advertising programs are recorded as adjustments to selling, general and administrative expenses. EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (“EITF 02-16”) requires that a portion of these vendor funds in excess of our costs be reflected as a reduction of inventory. Such funds are recognized as a reduction of the cost of goods sold when the related inventory is sold.

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

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3 to 5 years for furniture, equipment and computer software, 40 years for buildings and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

Goodwill

The Company accounts for recorded goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which revised the standards of accounting for goodwill, by replacing the amortization of these assets with the requirement that they are reviewed annually for impairment, or more frequently if impairment indicators exist. See Note 11, “Goodwill and Intangible Assets” to the Consolidated Financial Statements of the Company, for a discussion of the annual goodwill impairment test.

Intangible Assets

Intangible assets consist of customer lists, debt issue costs, trade names, and non-compete agreements. Customer lists are amortized using the straight-line method over their estimated useful lives, which range from 5 to 15 years. Debt issue costs are amortized over the term of the credit facility. Trade names are amortized over 10 years. Non-compete agreements are amortized over their contract life. These assets are included in other assets and are shown in detail in Note 11, “Goodwill and Intangible Assets” to the Consolidated Financial Statements of the Company.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. Tests for recoverability of a long-lived asset to be held and used are measured by comparing the carrying amount of the long-lived asset to the sum of the estimated future undiscounted cash flows expected to be generated by the asset. In estimating the future undiscounted cash flows we use projections of cash flows directly associated with, and which are expected to arise as a direct result of, the use and eventual disposition of the assets. If it is determined that a long-lived asset is not recoverable, an impairment loss would be calculated equal to the excess of the carrying amount of the long-lived asset over its fair value.

Deferred Income Taxes

Deferred income taxes are determined in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company evaluates the tax assets and liabilities on a periodic basis and adjusts the balances as appropriate.

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

The Company received an assessment for a sales and use tax matter for the five calendar years ended 2003 and the first quarter ended March 31, 2004. Based on this assessment, the Company has determined a probable range for the disposition of that assessment and for subsequent periods. Although the Company is disputing the assessment, it accrued a liability of $1.3 million at June 30, 2005. As of June 30, 2007, the Company has paid approximately $1.0 million. The Company is disputing the entire $1.3 million assessment including payments made on the liability. Although there can be no assurance of the ultimate outcome at this time, the Company intends to vigorously defend its position.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are cash flow from operations, borrowings under the revolving credit facility, and, to a lesser extent, borrowings under the subsidiary’s line of credit, and proceeds from the exercise of stock options.

The Company’s cash and cash equivalent balance totaled $1.9 million at June 30, 2007 compared to $3.8 million at June 30, 2006. Domestic cash is generally swept on a nightly basis to pay down the line of credit. The Company’s working capital increased from $262.2 million at June 30, 2006 to $353.0 million at June 30, 2007. The increase in working capital resulted primarily from a $49.7 million increase in trade and notes receivable, a $28.0 million increase in inventory, and a $14.6 million decrease in trade accounts payable. The increases support the worldwide growth of the Company, including the T2 Supply acquisition, and allow for greater customer financing as allowed by our return on invested capital (ROIC) model.

The increase in the amount of trade accounts receivable is attributable to an increase in sales during the year. The number of days sales outstanding (DSO) in ending trade receivables increased to 60 days at June 30, 2007 compared to 59 days at June 30, 2006. The increase in DSO is a result of longer negotiated terms on larger, strategic deals reflecting the Company’s decision to manage receivables to attain return on invested capital targets. Inventory turnover decreased to 6.7 times in fiscal 2007 from 7.2 times in fiscal 2006 due to higher inventory levels created worldwide by the transition to RoHS compliant products (RoHS is an environmental directive which bans new electrical and electronic equipment containing more than agreed levels of lead, cadmium, mercury, hexavalent chromium, polybrominated biphenyl (PBB) and polybrominated diphenyl ether (PBDE) flame retardants).

Cash used in operating activities was $25.9 million for the year ended June 30, 2007 compared to cash provided by operating activities of $13.2 million for the year ended June 30, 2006. The increase in cash used in operating activities was primarily attributable to the timing of periodic vendor payments (in accordance with such terms).

Cash used in investing activities for the year ended June 30, 2007 was $55.1 million. Cash used for business acquisitions totaled $50.6 million, primarily for the purchase of the assets of T2, and for an additional ownership interest in the Company’s majority-owned subsidiary, Netpoint. The Company’s capital expenditures of $4.5 million were primarily for purchases of equipment, software, and furniture.

Cash used in investing activities for the year ended June 30, 2006 was $10.8 million. Cash used for business acquisitions totaled $1.3 million, primarily for additional ownership interests in two of the Company’s majority-owned subsidiaries (Netpoint and Outsourcing Unlimited, Inc. “OUI”). OUI is now 100% owned by the Company. Cash used for capital expenditures for the year totaled $9.4 million including $5.0 million for the purchase of property adjacent to the Company’s headquarters in Greenville, South Carolina. Other expenditures were incurred for software, furniture, equipment and building improvements, including the expansion of sales offices in Phoenix, Arizona and Atlanta, Georgia.

At June 30, 2007 and 2006, the Company had a multi-currency revolving credit facility with its bank group of $180 million and $100 million, respectively, which matures on July 31, 2008. This facility was entered into on July 16, 2004 and was increased on April 20, 2007 to $180 million, with an accordion feature that allows the Company to unilaterally increase the availability to $200 million. The facility bears interest at either the 30-day LIBOR rate of interest on U.S. dollar borrowings or the 30, 60, 90 or 180-day LIBOR rate of interest on other currency borrowings. The interest rate is the appropriate LIBOR rate plus a rate varying from 0.75% to 1.75% tied to the Company’s funded debt to EBITDA ratio ranging from 0.00:1.00 to 2.50:1.00 and a fixed charge coverage ratio of not less than 1.50:1. The effective weighted average interest rate at June 30, 2007 and 2006 was 6.41% and 4.38%, respectively. The outstanding borrowings at June 30, 2007 were $90.3 million on a total commitment of $200 million, leaving $109.7 million available for additional borrowings. The outstanding borrowings at June 30, 2006 were $27.6 million on a total commitment of $130 million, leaving $102.4 million available for additional borrowings. The facility is collateralized by domestic assets, primarily accounts receivable and inventory. The agreement contains other restrictive financial covenants, including among other things, total liabilities to tangible net worth ratio, capital expenditure limits, and a prohibition on the payment of dividends. The Company was in compliance with its loan covenants at June 30, 2007 and 2006, respectively.

On July 25, 2006, ScanSource Properties, LLC, a wholly owned subsidiary of the Company, entered into an agreement with Wachovia Bank, National Association for a $13 million unsecured note payable. Such note requires the Company not to encumber it’s headquarter property except as permitted by the lender. Monthly payments consist of interest only, accrued at the rate of one-month LIBOR plus 0.65%. The note matures on July 31, 2008 and is guaranteed by the Company and its subsidiary, Logue Court Properties, LLC.

At June 30, 2007 and 2006, Netpoint, doing business as ScanSource Latin America, had an asset-based line of credit with a bank that was due on demand and had a borrowing limit of $1 million. The facility was renewed in January 2007, and is scheduled to mature on January 31, 2008. The facility is collateralized by accounts receivable and eligible inventory, and contains a restrictive covenant which requires an average deposit of $50,000 with the bank. The Company has guaranteed 92% and 84% of the balance on the line as of June 30, 2007 and 2006, respectively, while the remaining balance was guaranteed by Netpoint’s minority shareholder. The facility bears interest at the bank’s prime rate minus one percent. At June 30, 2007 and 2006, the effective interest rate was 7.25%. At June 30, 2007 and 2006 there were no outstanding balances and outstanding standby letters of credit totaled $40,000, leaving $960,000 available for borrowings.

Cash provided by financing activities for the year ended June 30, 2007 totaled $79.0 million, including advances of $59.8 million under the Company’s credit facility, $12.8 million in additional long-term debt, a $3.3 million increase in short-term borrowings, $2.0 million in excess tax benefits from share-based payment arrangements, and $1.1 million in proceeds from stock option exercises. Cash used in financing activities for the year ended June 30, 2006 totaled $7.1 million, including $6.5 million in payments on short-term and long-term debt and $4.3 million in repayments under the Company’s credit facility, offset in part by $2.7 million in proceeds from stock option exercises and $1 million of excess tax benefits from share-based payment arrangements.

Payments due by period for the Company’s contractual obligations at June 30, 2007 are as follows:

	Payments Due by Period
	Total	Fiscal Year 2008	Fiscal Years 2009 – 2011	Fiscal Years 2012 –2013	Thereafter
	( in thousands)
Long-term debt obligations	$17,416	$200	$17,216	$—	$—
Operating lease obligations	23,620	2,962	8,750	4,215	7,693
Purchase obligations	3,717	3,717	—	—	—

Total obligations	$44,515	$6,874	$25,968	$4,215	$7,693

On April 27, 2007, the Company entered into an agreement to lease approximately 600,000 square feet for distribution, warehousing and storage purposes in a building located in Southaven, Mississippi. The lease also provides for a right of first refusal on an additional 147,000 square feet of expansion space. The lease provides for market rental rates and commences upon substantial completion of construction, which is expected to be October 1, 2007, with a term of 120 months, and 2 consecutive 5-year extension options.

The Company anticipates capital expenditures of approximately $5.4 million in fiscal year 2008 for facility renovations, the purchase of software and equipment, and for various other improvements and purchases. Contractual obligations, primarily related to the warehouse relocation project, amounted to approximately $3.7 million at June 30, 2007.

On October 22, 2004, The American Jobs Creation Act of 2004 was enacted. This legislation provides a tax deduction of 85% of certain foreign dividends that are repatriated by the Company. The Company did not distribute earnings from its foreign subsidiaries under this legislation.

At June 30, 2007, the Company has: (i) gross net operating loss carryforwards of approximately $278,000 for U.S. Federal income tax purposes that begin expiring in 2020; (ii) state income tax credit carryforwards of approximately $263,000 that begin expiring in 2019; (iii) net foreign operating loss carryforwards of approximately $155,000 that begin expiring in 2008.

The Company believes that it has sufficient liquidity to meet its forecasted cash requirements for at least the next year.

Backlog

The Company does not consider backlogs to be material to its business. Nearly all orders are filled within 24 hours of receipt.

Accounting Standards Recently Issued

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Corrections, which replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also provides guidance on the accounting for and reporting of error corrections. This statement is applicable for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and was adopted by the Company in the first quarter of fiscal year 2007. Such adoption did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is required to be adopted by the Company in the first quarter of fiscal year 2008. The Company is currently evaluating whether the adoption of FIN 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

In May 2007, the FASB issued FASB Staff Position (“FSP”) FIN No. 48-1 (“FSP FIN 48-1”), Definition of Settlement in FASB Interpretation No. 48. FSP FIN 48-1 provides guidance on how a company should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective upon initial adoption of FIN 48, which the Company will adopt in the first quarter of fiscal 2008, as indicated above.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which requires companies to provide additional information regarding the effect of a company’s choice to use fair value on its earnings and to display the fair value of those assets and liabilities which the company has chosen to use on the face of the balance sheet. SFAS No. 159 is effective for the Company as of the year ending June 30, 2009. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS No. 159 will have on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements, which provides interpretative guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires the Company to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material based on relevant quantitative and qualitative factors. SAB No. 108 was effective for the Company’s fiscal year 2007 annual financial statements and was adopted by the Company during the fiscal year ending June 30, 2007. Such adoption did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning July 1, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS No. 157 will have on its consolidated financial statements.

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

The Company is exposed to changes in interest rates primarily as a result of its borrowing activities, which include revolving credit facilities with a group of banks used to maintain liquidity and fund the Company’s business operations. The nature and amount of the Company’s debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of the Company’s interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements, but the Company does not believe such risk is material. A hypothetical 100 basis point increase or decrease in interest rates on borrowings on the Company’s revolving line of credit, variable rate long term debt and subsidiary line of credit for the years ended June 30, 2007 and 2006 would have resulted in an approximately $1.3 million and $441,000 increase or decrease, respectively, in pre-tax income. The Company does not currently use derivative instruments or take other actions to adjust the Company’s interest rate risk profile.

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

The Company has elected not to designate its foreign currency contracts as hedging instruments, and therefore, the instruments are marked to market with changes in their values recorded in the Consolidated Income Statement each period. The underlying exposures are denominated primarily in British Pounds, Euros, and Canadian Dollars. At June 30, 2007, the Company had currency forward contracts outstanding with a net receivable under these contracts of $1,000. At June 30, 2006, the Company had currency forward contracts outstanding with a net liability under these contracts of $25,000.

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. On the basis of the fair value of the Company’s market sensitive instruments at June 30, 2007, the Company does not consider the potential near-term losses in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates to be material.

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

Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of the Company’s system of internal control over financial reporting as of June 30, 2007 based on the framework set forth in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management concluded that, as of June 30, 2007, the Company’s internal control over financial reporting is effective based on the specified criteria.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ScanSource, Inc.

We have audited ScanSource Inc.’s internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ScanSource Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, ScanSource, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ScanSource, Inc. as of June 30, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007 of ScanSource, Inc. and our report dated August 27, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina

August 27, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ScanSource, Inc.

We have audited the accompanying consolidated balance sheets of ScanSource, Inc. as of June 30, 2007 and 2006 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ScanSource, Inc. at June 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ScanSource, Inc.’s internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 27, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina

August 27, 2007

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2007 and 2006

(In thousands)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$1,864	$3,831
Trade and notes receivable:
Trade, less allowance of $13,342 and $11,508 at June 30, 2007 and 2006, respectively	349,961	300,240
Other	6,755	4,558

	356,716	304,798
Inventories	272,012	244,005
Prepaid expenses and other assets	10,444	2,293
Deferred income taxes	12,102	15,709

Total current assets	653,138	570,636

Property and equipment, net:	26,781	27,098
Goodwill	29,361	14,404
Other assets, including identifiable intangible assets	29,168	5,359

Total assets	$738,448	$617,497

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2007 and 2006

(In thousands, except for share information)

(Continued)

	2007	2006
Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$200	$229
Short-term borrowings	3,490	—
Trade accounts payable	256,883	271,519
Accrued expenses and other liabilities	35,254	30,359
Income taxes payable	4,356	6,358

Total current liabilities	300,183	308,465

Long-term debt	17,216	4,398
Borrowings under revolving credit facility	90,314	27,558
Other long-term liabilities	5,475	2,757

Total liabilities	413,188	343,178

Minority interest	516	910
Commitments and contingencies
Shareholders’ equity:
Preferred stock, no par value; 3,000,000 shares authorized, none issued	—	—
Common stock, no par value; 45,000,000 shares authorized; 25,855,724 and 25,725,214 shares issued and outstanding at June 30, 2007 and 2006, respectively	83,653	76,915
Retained earnings	234,502	191,876
Accumulated other comprehensive income	6,589	4,618

Total shareholders’ equity	324,744	273,409

Total liabilities and shareholders’ equity	$738,448	$617,497

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

Years Ended June 30, 2007, 2006 and 2005

(In thousands, except per share data)

	2007	2006	2005
Net sales	$1,986,927	$1,665,600	$1,469,094
Cost of goods sold	1,776,255	1,497,248	1,319,368

Gross profit	210,672	168,352	149,726

Operating expenses:
Selling, general and administrative expenses	135,339	105,042	90,970

Operating income	75,333	63,310	58,756
Other expense (income):
Interest expense	7,689	2,187	2,127
Interest income	(885)	(567)	(863)
Other, net	(144)	57	(413)

Total other expense	6,660	1,677	851

Income before income taxes and minority interest	68,673	61,633	57,905
Provision for income taxes	25,987	21,592	22,010

Income before minority interest	42,686	40,041	35,895
Minority interest in income of consolidated subsidiaries, net of income taxes of $36, $101 and $170, at June 30, 2007, 2006, and 2005, respectively	60	225	291

Net income	$42,626	$39,816	$35,604

Per share data:
Net income per common share, basic	$1.65	$1.56	$1.41

Weighted-average shares outstanding, basic	25,773	25,491	25,254

Net income per common share, assuming dilution	$1.63	$1.53	$1.37

Weighted-average shares outstanding, assuming dilution	26,213	26,034	25,927

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended June 30, 2007, 2006 and 2005

(In thousands, except share data)

	Common Stock (Shares)	Common Stock (Amount)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at June 30, 2004	25,119,378	$64,788	$116,457	$3,500	$184,745

Comprehensive income:
Net income	—	—	35,604	—	35,604
Foreign currency translation adjustment	—	—	—	(16)	(16)

Total comprehensive income					35,588

Exercise of stock options	210,774	2,836	—	—	2,836
Tax benefit of deductible compensation arising from exercise of stock options	—	1,785	—	—	1,785
Other	—	259	—	—	259

Balance at June 30, 2005	25,330,152	69,668	152,061	3,484	225,213

Comprehensive income:
Net income	—	—	39,816	—	39,816
Foreign currency translation adjustment	—	—	—	1,133	1,133

Total comprehensive income					40,949

Exercise of stock options	395,062	2,673	—	—	2,673
Stock-based compensation	—	3,593	—	—	3,593
Tax benefit of deductible compensation arising from exercise of stock options	—	981	—	—	981
Other	—	—	—	—	0

Balance at June 30, 2006	25,725,214	76,915	191,876	4,618	273,409

Comprehensive income:
Net income	—	—	42,626	—	42,626
Foreign currency translation adjustment	—	—	—	1,971	1,971

Total comprehensive income					44,597

Exercise of stock options	130,510	1,125	—	—	1,125
Stock-based compensation	—	3,642	—	—	3,642
Tax benefit of deductible compensation arising from exercise of stock options	—	1,971	—	—	1,971

Balance at June 30, 2007	25,855,724	$83,653	$234,502	$6,589	$324,744

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30, 2007, 2006 and 2005

(In thousands)

	2007	2006	2005
Cash flows from operating activities:
Net income	$42,626	$39,816	$35,604
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	4,851	5,566	5,141
Amortization of intangible assets	2,079	200	364
Allowance for accounts and notes receivable	8,858	2,702	1,556
Share-based compensation and restricted stock	3,642	3,716	702
Impairment of capitalized assets	148	102	30
Deferred income tax expense (benefit)	992	(5,802)	(1,992)
Excess tax benefits from share-based payment arrangements	(1,971)	(982)	—
Minority interest in income of subsidiaries	60	225	291
Changes in operating assets and liabilities, net of acquisitions:
Trade and notes receivables	(45,172)	(85,005)	(41,622)
Other receivables	(1,158)	942	(1,286)
Inventories	(21,138)	(63,604)	5,962
Prepaid expenses and other assets	(8,126)	1,316	(869)
Other noncurrent assets	(2,471)	4,320	(2,265)
Trade accounts payable	(16,088)	97,125	3,714
Accrued expenses and other liabilities	7,044	9,747	5,960
Income taxes payable	(123)	2,823	2,558

Net cash (used in) provided by operating activities	(25,947)	13,207	13,848

Cash flows from investing activities:
Capital expenditures	(4,542)	(9,431)	(4,093)
Cash paid for business acquisitions, net of cash acquired	(50,585)	(1,348)	(5,300)

Net cash used in investing activities	(55,127)	(10,779)	(9,393)

Cash flows from financing activities:
Increases (decreases) in short-term borrowings, net	3,309	(4,478)	2,445
Advances (payments) on revolving credit, net	59,800	(4,343)	(736)
Exercise of stock options	1,125	2,673	2,135
Excess tax benefits from share-based payment arrangements	1,971	982	—
Increases (repayments) of long-term debt borrowings	12,789	(1,982)	(829)

Net cash provided by (used in) financing activities	78,994	(7,148)	3,015

Effect of exchange rate changes on cash and cash equivalents	113	(58)	92

(Decrease) increase in cash and cash equivalents	(1,967)	(4,778)	7,562
Cash and cash equivalents at beginning of year	3,831	8,609	1,047

Cash and cash equivalents at end of year	$1,864	$3,831	$8,609

Supplemental disclosure of cash flow information:
Interest paid during the year	$6,229	$2,159	$2,126

Income taxes paid during the year	$30,228	$22,614	$21,550

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

(1)	Business Description

ScanSource, Inc. (the “Company”) is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company has two geographic distribution segments: one serving North America from the Memphis, Tennessee distribution center, and an international segment currently serving Latin America (including Mexico) and Europe from distribution centers located in Florida and Mexico, and in Belgium, respectively. The North American distribution segment markets automatic identification and data capture (“AIDC”) and point-of-sale (“POS”) products through its ScanSource sales unit; voice, data and converged communications equipment through its Catalyst Telecom sales unit; voice, data and converged communications products through its Paracon sales unit; video conferencing and telephony products through its T2 Supply unit; and electronic security products through its ScanSource Security Distribution unit. The international distribution segment markets AIDC and POS products through its ScanSource sales unit.

(2)	Summary of Significant Accounting Policies and Accounting Standards Recently Issued

Restatement of previously issued financial statements

On June 18, 2007, the Company filed an amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2006, and restated its consolidated balance sheets of June 30, 2006 and June 30, 2005 and the related consolidated statements of income, stockholders’ equity and cash flows for the years ended June 30, 2006, June 30, 2005 and June 30, 2004.

Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Minority Interest

Minority interest represents that portion of the net equity of majority-owned subsidiaries of the Company held by minority shareholders. The minority shareholders’ share of the subsidiaries’ income or loss is listed separately in the Consolidated Income Statements. The Company acquired an additional 12% ownership of Outsourcing Unlimited, Inc. (“OUI”) in both of the years ended 2006 and 2005, now owning 100%. The Company acquired an additional 8% ownership of Netpoint International, Inc. (“Netpoint”) in each of the years ended 2007, 2006, and 2005, now owning 92%.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable and inventory reserves. Management bases its estimates on assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, management believes that its estimates, including those for the above described items, are reasonable and that the actual results will not vary significantly from the estimated amounts.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

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

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation in the accompanying consolidated financial statements.

Stock Split

Effective June 5, 2006, the Board of Directors of the Company approved a two-for-one stock split of the common stock effected in the form of a 100% common stock dividend. All shares and per share amounts have been retroactively adjusted to reflect the stock split.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Book overdrafts of $45.7 million and $43.4 million as of June 30, 2007 and 2006, respectively, are included in accounts payable.

Concentration of Credit Risk

The Company sells its products to a large base of value-added resellers throughout North America, Latin America (including Mexico) and Europe. The Company performs ongoing credit evaluations of its customers’ financial condition. In certain cases, the Company will accept tangible assets as collateral to increase the trade credit of its customers. No single customer accounted for more than 6% of the Company’s net sales for fiscal 2007, 2006, or 2005.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

The Company has established arrangements with certain customers for longer term financing. The Company accounts for these arrangements by recording them at their historical cost less specific allowances at balance sheet dates. Interest income is recognized in the period earned and is recorded as interest income in the Consolidated Income Statements.

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

Derivative financial instruments are accounted for on an accrual basis with gains and losses on these contracts recorded in income in the period in which their value changes, with the offsetting entry for unsettled positions being booked to either other assets or other liabilities. These contracts are generally for a duration of 90 days or less. The Company has elected not to designate its foreign currency contracts as hedging instruments. They are, therefore, marked to market with changes in their value recorded in the Consolidated Income Statements each period. The underlying exposures are denominated primarily in British Pounds, Euros, and Canadian Dollars. To date, the activity and outstanding contracts related to these instruments has not been material.

Investments

The Company has investments that are held in a grantor trust formed by the Company related to the ScanSource, Inc. Nonqualified Deferred Compensation Plan. The Company has classified these investments as trading securities and they are recorded at fair market value with unrealized gains and losses included in the accompanying consolidated income statements. The Company’s obligations under this deferred compensation plan change in concert with the performance of the investments. The fair value of these investments and the corresponding deferred compensation obligation was $4.3 million and $2.7 million as of June 30, 2007 and June 30, 2006, respectively. These investments are classified within other non-current assets in the Consolidated Balance Sheets. The deferred compensation obligation is classified within other long-term liabilities.

Inventories

Inventories (consisting entirely of finished goods) are stated at the lower of cost (first-in, first-out method) or market.

Vendor Programs

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors. Some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed between the Company and the vendor. Vendors generally require that we use their cooperative advertising allowances exclusively for advertising or other marketing programs. Incentives received from vendors for specifically identified incremental cooperative advertising programs are recorded as adjustments to selling, general and administrative expenses. EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (“EITF 02-16”) requires that a portion of these vendor funds in excess of our costs be reflected as a reduction of inventory. Such funds are recognized as a reduction of the cost of goods sold when the related inventory is sold.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

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

Product Warranty

The Company’s vendors generally warrant the products distributed by the Company and allow the Company to return defective products, including those that have been returned to the Company by its customers. The Company does not independently warrant the products it distributes; however, to maintain customer relations, the Company facilitates vendor warranty policies by accepting for exchange, with the Company’s prior approval, most defective products within 30 days of invoicing. The Company offers certain warranty service programs and records a provision for estimated service warranty costs at the time of sale, adjusting periodically to reflect actual experience. To date neither warranty expense, nor the accrual for warranty costs has been material to the Company’s consolidated financial statements.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3 to 5 years for furniture, equipment and computer software, 40 years for buildings and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

Goodwill

The Company accounts for recorded goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which revised the standards of accounting for goodwill, by replacing the amortization of these assets with the requirement that they are reviewed annually for impairment, or more frequently if impairment indicators exist. See Note 11, “Goodwill and Intangible Assets” for a discussion of the annual goodwill impairment test.

Intangible Assets

Intangible assets consist of customer lists, debt issue costs, trade names, and non-compete agreements. Customer lists are amortized using the straight-line method over their estimated useful lives, which range from 5 to 15 years. Debt issue costs are amortized over the term of the credit facility using the effective interest method. Trade names are amortized over 10 years. Non-compete agreements are amortized over their contract life. These assets are included in other assets and are shown in detail in Note 11, “Goodwill and Intangible Assets”.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. Tests for recoverability of a long-lived asset to be held and used are measured by comparing the carrying amount of the long-lived asset to the

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

sum of the estimated future undiscounted cash flows expected to be generated by the asset. In estimating the future undiscounted cash flows we use projections of cash flows directly associated with, and which are expected to arise as a direct result of, the use and eventual disposition of the assets. If it is determined that a long-lived asset is not recoverable, an impairment loss would be calculated equal to the excess of the carrying amount of the long-lived asset over its fair value.

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

Shipping Revenue and Costs

Shipping revenue is included in net sales and related costs are included in cost of goods sold. Shipping revenue for the years ended June 30, 2007, 2006 and 2005 was approximately $11.1 million, $8.6 million, and $7.2 million, respectively.

Advertising Costs

The Company defers advertising related costs until the advertising is first run in trade or other publications, or in the case of brochures, until the brochures are printed and available for distribution. Advertising costs, included in marketing costs, after vendor reimbursement, were not significant in any of the three years ended June 30, 2007. Deferred advertising costs at June 30, 2007 and 2006 were not significant.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

Foreign Currency

The currency effects of translating the financial statements of the Company’s foreign entities that operate in their local currency are included in the cumulative currency translation adjustment component of accumulated other comprehensive income. The assets, including goodwill, and liabilities of these foreign entities are translated into U.S. Dollars using the exchange rate at the end of the respective period. Sales, costs and expenses are translated at average exchange rates effective during the respective period. Translation adjustments resulting from the translation of these entities are included in accumulated other comprehensive income in the Consolidated Balance Sheets. Foreign currency transactional and re-measurement gains and losses are included in other expense (income) in the Consolidated Income Statements. Such amounts are not significant to any of the periods presented.

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

Deferred Income Taxes

Deferred income taxes are determined in accordance with SFAS No.109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company evaluates the tax assets and liabilities on a periodic basis and adjusts the balances as appropriate.

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

Share-Based Payment

Effective July 1, 2005, the Company adopted the fair value recognition provisions of SFAS 123 (R), Share-Based Payments. SFAS 123 (R) requires all shared-based payment awards to employees and non-employees to be recognized in the Company’s Consolidated Income Statement based on their fair values. Under the fair value recognition provisions of SFAS 123 (R), share based compensation is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The Company has used the Black-Scholes valuation model to estimate fair value of share-based awards, which requires various assumptions including estimating stock price volatility, forfeiture rates, and estimated life.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

The following table illustrates the effect on net income and earnings per share for the year ended June 30, 2005 if the Company had applied the fair value recognition provisions to stock-based employee compensation for that period.

Year Ended June 30, 2005
(in thousands, except per share data)
Net income, as reported	$35,604
Add: Total stock-based employee compensation expense determined under intrinsic value method, net of related income taxes	435
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,143)

Pro-forma net income	$33,896

Earnings per share:
Income per common share, basic, as reported	$1.41
Income per common share, basic, pro forma	$1.34
Income per common share, assuming dilution, as reported	$1.37
Income per common share, assuming dilution, pro forma	$1.31

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. SFAS No. 123(R) requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $1.0 million excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted SFAS No. 123(R).

Comprehensive Income

Comprehensive income is comprised of net income and foreign currency translation. The foreign currency translation gains or losses are not tax-effected because the earnings of foreign subsidiaries are considered by Company management to be permanently reinvested.

Accounting Standards Recently Issued

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Corrections, which replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also provides guidance on the accounting for and reporting of error corrections. This statement is applicable for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and was adopted by the Company in the first quarter of fiscal year 2007. Such adoption did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is required to be adopted by the Company in the first quarter of fiscal year 2008. The Company is currently evaluating whether the adoption of FIN 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

In May 2007, the FASB issued FASB Staff Position (“FSP”) FIN No. 48-1 (“FSP FIN 48-1”), Definition of Settlement in FASB Interpretation No. 48. FSP FIN 48-1 provides guidance on how a company should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective upon initial adoption of FIN 48, which the Company will adopt in the first quarter of fiscal 2008, as indicated above.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which requires companies to provide additional information regarding the effect of a company’s choice to use fair value on its earnings and to display the fair value of those assets and liabilities which the company has chosen to use on the face of the balance sheet. SFAS No. 159 is effective for the Company as of the year ending June 30, 2009. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS No. 159 will have on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements, which provides interpretative guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires the Company to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material based on relevant quantitative and qualitative factors. SAB No. 108 was effective for the Company’s fiscal year 2007 annual financial statements and was adopted by the Company during the fiscal year ending June 30, 2007. Such adoption did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning July 1, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS No. 157 will have on its consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

(3)	Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted-average number of common and potential common shares outstanding.

	Net Income	Shares	Per Share Amount
	(in thousands, except per share data)
2007:
Income per common share, basic	$42,626	25,773	$1.65

Effect of dilutive stock options	—	440

Income per common share, assuming dilution	$42,626	26,213	$1.63

2006:
Income per common share, basic	$39,816	25,491	$1.56

Effect of dilutive stock options	—	543

Income per common share, assuming dilution	$39,816	26,034	$1.53

2005:
Income per common share, basic	$35,604	25,254	$1.41

Effect of dilutive stock options	—	673

Income per common share, assuming dilution	$35,604	25,927	$1.37

For the years ended June 30, 2007, 2006 and 2005 there were 581,000, 424,000 and 119,000 weighted average shares, respectively, excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

(4)	Revolving Credit Facility and Subsidiary Lines of Credit

At June 30, 2007 and 2006, the Company had a multi-currency revolving credit facility with its bank group of $180 million and $100 million, respectively, which matures on July 31, 2008. This facility was entered into on July 16, 2004 and was increased on April 20, 2007 to $180 million, with an accordion feature that allows the Company to unilaterally increase the availability to $200 million. The facility bears interest at either the 30-day LIBOR rate of interest on U.S. dollar borrowings or the 30, 60, 90 or 180-day LIBOR rate of interest on other currency borrowings. The interest rate is the appropriate LIBOR rate plus a rate varying from 0.75% to 1.75% tied to the Company’s funded debt to EBITDA ratio ranging from 0.00:1.00 to 2.50:1.00 and a fixed charge coverage ratio of not less than 1.50:1. The effective weighted average interest rate at June 30, 2007 and 2006 was 6.41% and 4.38%, respectively. The outstanding borrowings at June 30, 2007 were $90.3 million on a total commitment of $200 million, leaving $109.7 million available for additional borrowings. The outstanding borrowings at June 30, 2006 were $27.6 million on a total commitment of $130 million, leaving $102.4 million available for additional borrowings. The facility is collateralized by domestic assets, primarily accounts receivable and inventory. The agreement contains other restrictive financial covenants, including among other things, total liabilities to tangible net worth ratio, capital expenditure limits, and a prohibition on the payment of dividends. As of June 30, 2007 the Company was in compliance with all covenants under the credit facility.

On February 14, 2007, the Company’s revolving credit facility was amended to permit the Company to redeem shares of its capital stock so long as the amount paid in connection with the redemptions does not exceed $2 million during any fiscal year.

At June 30, 2007 and 2006, Netpoint, doing business as ScanSource Latin America, had an asset-based line of credit with a bank that was due on demand and had a borrowing limit of $1 million. The facility was renewed in January 2007, and is scheduled to mature on January 31, 2008. The facility is collateralized by accounts receivable and eligible inventory, and contains a restrictive covenant which requires an average deposit of $50,000 with the bank. The Company has guaranteed 92% and 84% of the balance on the line as of June 30, 2007 and 2006, respectively, while the remaining balance was guaranteed by Netpoint’s minority shareholder. The facility bears interest at the bank’s prime rate minus one percent. At June 30, 2007 and 2006, the effective interest rate was 7.25%. At June 30, 2007 and 2006 there were no outstanding balances and outstanding standby letters of credit totaled $40,000, leaving $960,000 available for borrowings.

Short-term borrowings at June 30, 2007 consist of a €3.0 million secured revolving credit facility obtained on August 17, 2006. This facility bears interest at the 30 day EURIBOR rate of interest plus a spread of ..75 per annum. The effective weighted average interest rate at June 30, 2007 was 4.86%. This facility is secured by the assets of our European operations and is guaranteed by ScanSource, Inc. At June 30, 2007, €2.6 million or $3.5 million was outstanding under this facility. The Company had no short-term borrowings at June 30, 2006.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

(5)	Long-term Debt

Long-term debt consists of the following at June 30, 2007 and 2006:

	2007	2006
	(in thousands)
Unsecured note payable to a bank, monthly payments of interest only; 5.97% variable interest rate at June 30, 2007; maturing in fiscal year 2009.	$13,000	$—
Note payable to a bank, secured by distribution center land and building; monthly payments of principal and interest of $41,000; variable interest rates of 6.82% and 5.88%, respectively, at June 30, 2007 and 2006; maturing in fiscal 2009 with a balloon payment of approximately $4.2 million	4,416	4,627

	$17,416	$4,627

Less current portion	200	229

Long-term portion	$17,216	$4,398

The $13.0 million unsecured long-term note payable was entered into on July 25, 2006, and includes a requirement that the Company not encumber its headquarters property except as permitted by the lender. The note payable secured by the distribution center contains certain financial covenants, including minimum net worth, capital expenditure limits, a maximum debt to tangible net worth ratio, and prohibits the payment of dividends. As of June 30, 2007, the Company was in compliance with all covenants under this note payable.

Scheduled debt maturities at June 30, 2007 are as follows:

Long-Term Debt
(in thousands)
Fiscal year:
2008	$200
2009	17,216
Thereafter	—

Total principal payments	$17,416

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

(6)	Stock Options

At June 30, 2007, the Company has three stock-based compensation plans and a plan for its non-employee directors that are described below. The compensation cost charged to expense (included in selling, general and administrative) was $3.6 million and $3.7 million for the years ended June 30, 2007 and 2006, respectively. The total income tax benefit recognized in the consolidated income statements for stock based compensation expense for the years ended June 30, 2007 and 2006 was $885,000 and $1.2 million, respectively. No compensation cost was capitalized as part of inventory and fixed assets for the years ended June 30, 2007 and 2006.

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

•

The amended 1997 Stock Incentive Plan reserved 2,400,000 shares of common stock for issuance to officers, directors, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The plan provides for three-year vesting of the options at a rate of 33% annually. The term of each option is 10 years from the grant date. As of June 30, 2007, there were 16,000 shares available for grant under this plan. All of participant’s options become fully exercisable if the participant’s employment is terminated without cause or the participant resigns with good reason within twelve months after a change of control of the Company. The Compensation Committee of the Board of Directors may also accelerate a participant’s options upon the occurrence of a change of control.

•

The 2002 Long-Term Incentive Plan (as amended at the 2005 Annual Meeting of Shareholders) reserved 1,600,000 shares of common stock for issuance to officers, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The plan generally provides for three-year vesting of the options at a rate of 33% annually, and provides a term of 10 years from the grant date. As of June 30, 2007, there were 223,140 shares available for grant under this plan. No change of control provisions exist for options under this plan.

•

Since 1993, the Company has compensated its non-employee directors with a grant of stock options issued at fair market value on the date following the annual meeting of shareholders. The stock option grants have had a term of 10 years and vesting period of six months after the date of grant. The 1993 Director Plan had 60,000 reserved shares remaining but not issued when it was replaced by the 1999 Director Plan. The 1999 Director Plan had 248,000 reserved shares remaining but not issued when it was replaced by the 2003 Directors Equity Compensation Plan (the “2003 Director Plan”), which reserved 250,000 shares of common stock. Under the 2003 Director Plan, the number of shares granted (rounded up to the nearest 100 shares) was calculated by dividing $200,000 by the average per share stock price of the common stock for the 30-day period immediately preceding the grant date. The 2003 Directors Plan was amended at the 2006 Annual Meeting of Shareholders to provide that (i) non-employee directors will receive annual awards of restricted stock, as opposed to stock options, and (ii) the Board of Directors may, in its discretion, grant new non-employee directors an option to acquire shares of common stock or an additional restricted stock award. The number of shares of restricted stock to be granted will be established from time to time by the Board. Until changed by the Board, the number of shares of restricted stock so awarded to each non-employee director will be determined by dividing $80,000 by the fair market value of the common stock on the date of grant. Such restricted stock granted will vest in full on the day that is six months after the date of grant, or upon the earlier occurrence of (i) the

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

non-employee director’s termination of service as a director by reason of death, disability or retirement, or (ii) a change in control of the Company. If a non-employee director terminates service for any other reason, he or she will forfeit all of his or her right, title and interest in and to the restricted stock as of the date of termination. The amended plan also provides that all options granted under the plan, if any, will vest and become exercisable on the day that is six months after the date of grant, or upon the earlier occurrence of (i) the non-employee director’s termination of service as a director by reason of his or her death, disability or retirement, or (ii) a change in control of the Company. As of June 30, 2007, there were 157,600 shares available for grant under this plan. No change of control provisions exist for options outstanding under this plan.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton option-pricing formula that uses assumptions determined at the date of grant. Grants of 396,860 options, 290,400 options, and 311,800 options occurred during the years ended June 30, 2007, 2006 and 2005, respectively. The fair value of options granted during the year ended June 30, 2007 is estimated using weighted-average assumptions as follows: expected volatility of 35.9%, expected dividends of 0%, expected term of 4.7 years, and risk-free interest rate of 5.04%. Expected volatilities are based on implied volatilities from the Company’s stock prices. The Company uses historical data to estimate option exercises and terminations within the valuation model. The expected term of options is based on historical data and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Compensation costs related to the outstanding grants are amortized on the straight-line method over the vesting period of the option from the grant date to final vesting date using the fair value of the options.

The fair value of options granted during the year ended June 30, 2006 is estimated using weighted-average assumptions as follows: expected volatility of 40%, expected dividend of 0%, expected term of 5 years, and risk-free interest rate of 4.3%. The fair value of options granted during the year ended June 30, 2005 is estimated using weighted-average assumptions as follows: expected volatility of 38.1%, expected dividend of 0%, expected term of 6.5 years, and risk-free interest rate of 3.8%.

A summary of option activity under the plans as of June 30, 2007 and changes during the year then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($ in thousands)
Outstanding at June 30, 2006	1,827,492	$17.34
Granted	396,860	31.18
Exercised	(142,312)	9.12
Forfeited	(30,734)	22.77

Outstanding at June 30, 2007	2,051,306	$20.52	6.22	$23,623

Vested or anticipated to vest in future, at June 30, 2007 (net of expected forfeitures of 51,189 shares)	2,000,117	$20.27	6.14	$23,545

Exercisable at June 30, 2007	1,413,949	$16.00	4.85	$22,657

The total intrinsic value of options exercised during the years ended June 30, 2007, 2006 and 2005 was $2.9 million, $8.8 million and $4.4 million, respectively.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

A summary of the status of the Company’s nonvested shares as of June 30, 2007, and changes during the year then ended, is presented below:

	Shares	Weighted-Average Grant Date Fair-Value
Nonvested at June 30, 2006	521,230	$13.89
Granted	396,860	12.60
Vested	(268,404)	14.47
Forfeited	(12,329)	13.73

Nonvested at June 30, 2007	637,357	$12.85

The weighted-average-grant-date fair value of 290,400 and 311,800 options granted during the years ended June 30, 2006 and 2005 was $12.51 and $17.26, respectively.

At June 30, 2007, there was approximately $6.6 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of shares vested during the years ended June 30, 2007, 2006 and 2005 is $3.9 million, $3.9 million and $3.0 million, respectively.

For the years ended June 30, 2007, 2006 and 2005, the number of options exercised for shares of common stock was 142,312, 408,673 and 213,642, respectively. Cash received from option exercise under all share-based payment arrangements for the years ended June 30, 2007, 2006 and 2005 was $1.1 million, $2.7 million and $2.8 million, respectively. The actual tax benefit realized for tax deductions from option exercise of the share-based payment arrangements totaled $2.0 million, $1.0 million and $1.8 million for the years ended June 30, 2007, 2006 and 2005, respectively.

The Company issues shares to satisfy the exercise of options.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

(7)	Income Taxes

Income tax expense (benefit) consists of:

	Year ended June 30,
	2007	2006	2005
	(in thousands)
Current:
Federal	$20,213	$22,495	$20,969
State	2,338	2,392	2,731
Foreign	2,531	2,531	302

Total current	25,082	27,418	24,002

Deferred:
Federal	423	(4,649)	(2,104)
State	8	71	(231)
Foreign	474	(1,248)	343

Total deferred	905	(5,826)	(1,992)

Total	$25,987	$21,592	$22,010

A reconciliation of the U.S. Federal income tax expense at a statutory rate of 35% to actual income tax expense, is as follows:

	Year ended June 30,
	2007	2006	2005
	(in thousands)
U.S. Federal income tax at statutory rate	$24,036	$21,572	$20,267
Increase (decrease) in income taxes due to:
State and local income taxes, net of U.S. Federal income tax benefit	1,525	1,528	1,788
Tax credits	(108)	(848)	(419)
Valuation allowance	(34)	(1,457)	(116)
Effect of foreign operations, net	(359)	166	509
Stock compensation	291	620	92
Other	636	11	(111)

	$25,987	$21,592	$22,010

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2007 and 2006 are presented below:

	2007	2006
	(in thousands)
Deferred tax assets derived from:
Allowance for accounts receivable	$5,194	$3,611
Inventories	5,682	6,737
Nondeductible accrued expenses	1,754	5,026
Net operating loss carryforwards	176	279
Tax credits	171	199
Deferred compensation	1,627	979
Stock compensation	2,606	1,386

Total deferred tax assets	17,210	18,217
Valuation allowance	(47)	(81)

Total deferred tax assets	$17,163	$18,136

Deferred tax liabilities derived from:
Timing of amortization deduction from intangible assets	$(1,020)	$(720)
Timing of depreciation and other deductions for building and equipment	(277)	(645)

Total deferred tax liabilities	$(1,297)	$(1,365)

Net deferred tax assets	$15,866	$16,771

The net deferred tax asset is reported in the consolidated balance sheets as deferred income taxes and other non-current assets.

The components of pretax earnings are as follows:

	Year ended June 30,
	2007	2006	2005
	(in thousands)
Domestic	$58,901	$53,451	$57,693
Foreign	9,772	8,183	212

	$68,673	$61,634	$57,905

At June 30, 2007, the Company has: (i) gross net operating loss carryforwards of approximately $278,000 for U.S. Federal income tax purposes that begin expiring in 2020; (ii) state income tax credit carryforwards of approximately $263,000 that begin expiring in 2019; (iii) net foreign operating loss carryforwards of approximately $155,000 that begin expiring in 2008. At June 30, 2007, a valuation allowance of $47,000 has been provided for a portion of the foreign operating loss carryforward, as it is more likely than not that some portion or all of the amounts will not be realized. The valuation allowance decreased by $34,000 and $1,457,000 during the years ended

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

June 30, 2007 and June 30, 2006, respectively.

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

The Company leases office and warehouse space under noncancelable operating leases that expire through September 2017. Future minimum lease payments under operating leases are as follows:

Payments
(in thousands)
Fiscal year ended June 30:
2008	$2,962
2009	3,116
2010	2,995
2011	2,639
2012	2,205
Thereafter	9,703

$23,620

Lease expense was approximately $2.2 million, $1.7 million and $1.5 million for the years ended June 30, 2007, 2006 and 2005, respectively.

On April 27, 2007, the Company entered into an agreement to lease approximately 600,000 square feet for distribution, warehousing and storage purposes in a building located in Southaven, Mississippi. The lease also provides for a right of first refusal on an additional 147,000 square feet of expansion space. The lease provides for market rental rates and commences upon substantial completion of construction, which is expected to be October 1, 2007, with a term of 120 months, and 2 consecutive 5-year extension options.

The Company has contractual obligations of approximately $3.7 million for the warehouse relocation project and various other purchases at June 30, 2007.

A majority of the Company’s net revenues in 2007, 2006 and 2005 were received from the sale of products purchased from the Company’s ten largest vendors. The Company has entered into written distribution agreements with substantially all of its major vendors. While the Company’s agreements with most of its vendors contain standard provisions for periodic renewals, these agreements generally permit termination by either party without cause upon 30 to 120 days notice.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

On November 21, 2006, a purported stockholder filed a derivative lawsuit in the United States District Court for the District of South Carolina in Greenville, South Carolina against certain current and former officers and directors of the Company and against the Company, as a nominal defendant, asserting causes of action based on alleged violations of securities laws (including alleged violations of Section 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 of the SEC) and other common law claims including, breach of fiduciary duty, aiding and abetting and unjust enrichment relating to allegations concerning certain of the Company’s prior stock option grants. The lawsuit seeks relief in the form of an accounting, rescission, unspecified money damages, disgorgement, attorneys’ fees, fees and expenses and other relief. On April 2, 2007, the Court appointed the plaintiff as lead plaintiff and ordered that any later actions filed in the same court and that relate to the same facts shall be consolidated. Our response, including a motion to dismiss the lawsuit, is currently due on September 10, 2007.

On April 11, 2007, another purported stockholder filed a substantially similar derivative lawsuit also related to the Company’s prior grants of stock options. This action was also filed in the United States District Court for the District of South Carolina in Greenville, South Carolina against certain current and former officers and directors of the Company and against the Company, as a nominal defendant, and asserts substantially similar causes of action and claims for relief. The plaintiff in this second action has filed a motion to consolidate the two actions and appoint the plaintiff as a co-lead plaintiff. Our response, including a motion to dismiss the lawsuit, is currently due on September 10, 2007. The derivative lawsuits are in a preliminary stage and the Company believes that it is taking appropriate actions regarding both derivative lawsuits.

The Company is also continuing voluntarily to provide information to the SEC and the Department of Justice in connection with the Special Committee’s review.

On March 12, 2007 the Company’s insurance carrier, subject to a reservation of rights, provided a preliminary position on coverage for the first derivative claim in which the carrier indicated that the lawsuit allegations appear to constitute a claim within coverage of the Company’s insurance policy. The carrier continues to assess coverage of this matter.

On April 13, 2007, the Company provided notice to the insurance carrier of the second action. The insurance carrier is reviewing the second action and assessing coverage for the matter. The carrier has indicated, however, that its coverage position with regard to the second action will be consistent with the first; i.e., that the allegations of the second derivative lawsuit appear to constitute a claim within the coverage of the Company’s insurance policy. The carrier has not recognized as within coverage the costs, fees and expenses incurred for the work related to the Special Committee at this stage. The Company is evaluating its alternatives to address its coverage claim position.

The Company or its subsidiaries are, from time to time, parties to lawsuits arising out of operations. Although there can be no assurance, based upon information known to the Company, the Company believes that any liability resulting from an adverse determination of such lawsuits would not have a material adverse effect on the Company’s financial condition or results of operations.

The Company received an assessment for a sales and use tax matter for the five calendar years ended 2003 and the first quarter ended March 31, 2004. Based on this assessment, the Company has determined a probable range for the disposition of that assessment and for subsequent periods. Although the Company is disputing the assessment, it accrued a liability of $1.3 million at June 30, 2005. As of June 30, 2007, the Company has paid approximately $1.0 million. The Company is disputing the entire $1.3 million assessment including payments made on the liability. Although there can be no assurance of the ultimate outcome at this time, the Company intends to vigorously defend its position.

The Company, subsequent to June 30, 2007 has purchased the remaining 8% minority interest in Netpoint.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

(9)	Employee Benefit Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code that covers all employees meeting certain eligibility requirements. For the years ended June 30, 2007, 2006 and 2005 the Company provided a matching contribution of $407,000, $372,000 and $336,000, respectively, which was equal to one-half of each participant’s contribution, up to a maximum matching contribution per participant of $800 for 2007, 2006 and 2005. The Company determines its matching contributions annually and can make discretionary contributions in addition to matching contributions. In fiscal 2007, 2006 and 2005, the Company made discretionary profit-sharing contributions of approximately $4.6 million, $4.2 million and $3.6 million, respectively. Employer contributions are vested over a five-year period.

The Company also maintains a non-qualified, unfunded, deferred compensation plan that allows eligible executives to defer a portion of their compensation in addition to receiving discretionary matching contributions from the Company. Employer contributions are vested over a five-year period.

(10)	Property and Equipment

Property and equipment is comprised of the following:

	June 30,
	2007	2006
	(in thousands)
Land	$3,133	$2,225
Buildings and leasehold improvements	22,278	21,691
Computer software and equipment	12,009	12,306
Furniture, fixtures and equipment	26,201	24,061

	63,621	60,283
Less accumulated depreciation	(36,840)	(33,185)

	$26,781	$27,098

(11)	Goodwill and Other Identifiable Intangible Assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company performs its annual test of goodwill at the end of each fiscal year to determine if impairment has occurred. In addition, the Company performs an impairment analysis for goodwill whenever indicators of impairment are present. This testing includes the determination of each reporting unit’s fair value using market multiples and discounted cash flows modeling. During fiscal years 2007, 2006 and 2005, no impairment charge related to goodwill was recorded. During fiscal year 2007, the Company acquired additional goodwill of $13.8 million, primarily through the acquisitions of T2 Supply, LLC and additional interest in Netpoint. During fiscal year 2006, the Company acquired additional goodwill of $967,000 from the purchase of additional interests in OUI and Netpoint.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

Changes in the carrying amount of goodwill and other intangibles assets for the years ended June 30, 2006 and 2007, by operating segment, are as follows:

	North American Distribution Segment	International Distribution Segment	Total
	(in thousands)
Balance as of June 30, 2005	$5,746	$7,169	$12,915
Goodwill acquired during 2006	513	454	967
Fluctuations in foreign currencies	—	522	522

Balance as of June 30, 2006	$6,259	$8,145	$14,404
Goodwill acquired during 2007	13,822	679	14,501
Fluctuations in foreign currencies	—	456	456

Balance as of June 30, 2007	$20,081	$9,280	$29,361

Included within other assets are identifiable intangible assets as follows:

	June 30, 2007			June 30, 2006
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
	(in thousands)
Amortized intangible assets:
Customer lists	$18,338	$1,538	$16,800	$338	$302	$36
Debt issue costs	606	420	186	532	254	278
Trade names	818	82	736			—
Non-compete agreements	1,785	595	1,190	—	—	—

Total	$21,547	$2,635	$18,912	$870	$556	$314

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

The weighted average amortization period for all intangible assets was approximately thirteen, four and three years for the years ended June 30, 2007, 2006 and 2005, respectively. Amortization expense for the years ended June 30, 2007, 2006 and 2005 was $2.1 million, $200,000 and $364,000, respectively. Estimated future amortization expense is as follows:

Year ended June 30,	Amortization Expense
2008	$2,049
2009	1,891
2010	1,282
2011	1,282
2012	1,282
Thereafter	11,126

$18,912

(12)	Segment Information

The Company is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company has two reporting segments, which are based on geographic location. The measure of segment profit is operating income, and the accounting policies of the segments are the same as those described in Note 2.

North American Distribution

North American Distribution offers products for sale in five primary categories: (i) AIDC and POS equipment sold by the ScanSource sales unit, (ii) voice, data and converged communications equipment sold by the Catalyst Telecom sales unit, (iii) voice, data and converged communications products sold by the Paracon sales unit, (iv) video conferencing and telephony products sold by the T2 Supply sales unit, (v) electronic security products and wireless infrastructure products through its ScanSource Security Distribution sales unit. These products are sold to more than 13,000 resellers and integrators of technology products that are geographically disbursed over the United States and Canada in a pattern that mirrors population concentration. No single account represented more than 6% of the Company’s consolidated net sales for the fiscal years ended June 30, 2007, 2006 or 2005, respectively.

International Distribution

The international distribution segment sells to two geographic areas, Latin America (including Mexico) and Europe, and offers AIDC and POS equipment to more than 6,000 resellers and integrators of technology products. This segment began during fiscal 2002 with the Company’s purchase of a majority interest in Netpoint and the start-up of the Company’s European operations. Of this segment’s customers, no single account represented more than 1% of the Company’s consolidated net sales during the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

Inter-segment sales consist of sales by the North American distribution segment to the international distribution segment. All inter-segment revenues and profits have been eliminated in the accompanying consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

Selected financial information for each business segment are presented below:

	Year ended June 30,
	2007	2006	2005
	(in thousands)
Sales:
North American distribution	$1,697,832	$1,461,048	$1,310,789
International distribution	317,279	223,809	172,883
Less intersegment sales	(28,184)	(19,257)	(14,578)

	$1,986,927	$1,665,600	$1,469,094

Depreciation and amortization:
North American distribution	$6,243	$5,186	$4,958
International distribution	687	580	547

	$6,930	$5,766	$5,505

Operating Income:
North American distribution	$61,972	$53,776	$56,999
International distribution	13,361	9,534	1,757

	$75,333	$63,310	$58,756

Assets:
North American distribution	$636,553	$508,591	$395,381
International distribution	101,895	108,906	74,223

	$738,448	$617,497	$469,604

Capital expenditures:
North American distribution	$3,929	$8,441	$3,687
International distribution	612	990	406

	$4,541	$9,431	$4,093

(13)	Acquisitions

On July 3, 2006, the Company entered into an agreement with SKC Communications Products, Inc. to purchase the assets of T2 Supply LLC (“T2”) for a cash payment of approximately $50 million. T2 is a distributor of video conferencing and telephony products with 37 employees based in Lenexa, Kansas. T2 provides its reseller customers technical support for the configuration of video conferencing and sound solutions, an extended warranty program, training, marketing, a customer resource website, and bridging services. As a result of the acquisition, the Company expects to enhance its long-term convergence strategy by adding video conferencing products and expertise, and to provide cross-selling opportunities to T2’s customer base of voice and video conferencing resellers.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007

In June 2007, the Company made an adjustment to the purchase price allocation associated with this acquisition to increase the value of the amortizable intangible assets by $8.6 million to reflect the final fair value assessment, resulting in a reduction of goodwill for that same amount. The final purchase price was recorded with $13.8 million of goodwill and $20.6 million of amortizable intangible assets related primarily to customer lists and non-compete agreements. The valuation of the identifiable intangible assets acquired was based on management’s estimates using a valuation report prepared by a third party. All of the assets acquired relate to the North American distribution segment.

This acquisition did not meet the conditions of a material business combination as defined by the Securities and Exchange Commission. As such, it is not subject to the disclosure requirements of SFAS 141.

The Company acquired an additional 8% ownership of Netpoint in the year ended June 30, 2007 for approximately $1.1 million. The Company acquired an additional 12% ownership of OUI and 8% ownership of Netpoint in each of the years ended 2006 and 2005 for approximately $1.3 million and $550,000, respectively.

The following supplemental noncash investing and financing activities are presented for the July 3, 2006 acquisition of T2 and the April 15, 2005 acquisition of Europdata Connect UK Ltd.:

	Year ended June 30,
	2007	2006	2005
	(In thousands)
Fair value of assets acquired	$15,249	$—	$7,358
Fair value of liabilities assumed	(298)	—	(5,023)

Net assets acquired	$14,951	$—	$2,335

(14)	Related Party Transactions

During fiscal year 2007, 2006 and 2005, the Company had sales of $5.6 million, $5.1 million and $3.7 million, respectively, and interest income of $62,000, $21,000 and $0, respectively, to companies affiliated with the minority shareholder of Netpoint. At June 30, 2007, 2006 and 2005, accounts receivable from these companies totaled $678,000, $1.1 million and $153,000, respectively.

During fiscal year 2007, the Company had sales of $6.8 million and purchases of $1.2 million to companies affiliated with members of management. At June 30, 2007, net accounts receivable balance from these companies totaled $1.2 million.

The minority shareholders of OUI originally owed the Company approximately $206,000, in the form of a note, in connection with an adjustment to the purchase price. The note was payable in thirty-six monthly installments and matured on October 31, 2005. Interest on the note was 2.01% per annum. The holders of the note were allowed to prepay the note in whole or part, without premium or penalty. The balance of this note was $26,000 at June 30, 2005 and was settled in July 2005.

********

Market for the Registrant’s Common Stock and Related Shareholder Matters

The Company’s common stock is quoted on The NASDAQ Global Select Market under the symbol “SCSC.” The Company has never paid or declared a cash dividend since inception and the Board of Directors does not intend to institute a cash dividend policy in the foreseeable future. Under the terms of the Company’s revolving credit facility, the payment of cash dividends is prohibited. Effective June 5, 2006, the Board of Directors of the Company approved a two-for-one stock split of the common stock effected in the form of a 100% common stock dividend. The effect of the stock split has been recognized retroactively in all share and per share data. On August 22, 2007, there were approximately 18,500 recorded and known beneficial holders of the Company’s common stock. The following table sets forth, for the periods indicated, the high and low sales prices of the Company’s common stock on the NASDAQ Global Select Market.

	High	Low
Fiscal Year 2007
First quarter	$32.25	$27.59
Second quarter	32.39	28.18
Third quarter	30.78	25.22
Fourth quarter	33.98	26.41

Fiscal Year 2006
First quarter	$26.05	$21.16
Second quarter	30.80	23.88
Third quarter	30.48	26.65
Fourth quarter	31.62	26.33

Stock Price Performance Graph

The following stock performance graph compares cumulative total shareholder return on the Company’s common stock over a five year period with the Nasdaq Stock Market (US) Index and with the Standard Industrial Classification (“SIC”) Code Index (SIC Code 5045 – Wholesale – Computers and Peripheral Equipment and Software) for the same period. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on July 1, 2002.

Assumes $100 invested on July 1, 2002

Assumes Dividend Reinvested

Fiscal year ending June 30, 2007

	2002	2003	2004	2005	2006	2007
SCANSOURCE INC.	100.00	87.12	193.52	139.85	190.98	208.37
NASDAQ MARKET INDEX	100.00	111.20	141.42	141.27	150.56	180.25
SIC CODE INDEX	100.00	86.17	124.62	110.84	118.52	135.98

Board of Directors

James G. Foody

Chairman (non-executive)

Michael L. Baur

Chief Executive Officer, ScanSource, Inc.

Steven R. Fischer

President, North Fork Business Capital Corporation

Michael J. Grainger

Former President and Chief Operating Officer, Ingram Micro, Inc.

John P. Reilly

Managing Partner, Keltic Financial Services LLC

Officers

Michael L. Baur

Chief Executive Officer

R. Scott Benbenek

President of Worldwide Operations

Richard P. Cleys

Vice President and Chief Financial Officer

Andrea D. Meade

Executive Vice President of Operations and Corporate Development

John J. Ellsworth

General Counsel and Corporate Secretary

John K. Black

President – Catalyst Telecom

Elias Botbol

President – ScanSource Latin America

Xavier Cartiaux

Managing Director - ScanSource Europe

John R. Gaillard

President – ScanSource Security Distribution

Jill R. Phillips

President –T2 Supply

Clayton D. Sorensen

President – Paracon

Paul J. Constantine

Vice President – Solutions and Services

Linda B. Davis

Vice President and Treasurer

Gregory B. Dixon

Vice President and Chief Technology Officer

P. Christopher Elrod

Vice President – Information Systems

Gerald Lyons

Vice President and Corporate Controller

Marsha M. Madore

Vice President – Human Resources

Shelby L. McCloud

Vice President – Warehouse Operations

Robert S. McLain, Jr.

Vice President – Marketing

Timothy M. Ramsey

Vice President – Reseller Financial Services

Stock Listing

The Company’s Stock is traded on The Nasdaq Global Select Market under the symbol SCSC.

Securities Counsel

Alston & Bird LLP Charlotte, North Carolina

Transfer Agent

American Stock Transfer and Trust Company New York, New York

Independent Accountants

Ernst & Young LLP Greenville, South Carolina

Shareholder Inquiries

ScanSource, Inc., welcomes inquiries from its shareholders and other interested investors. For further information or a copy of SEC form 10K, contact our Investor Relations Department at 800.944.2439, ext. 4375, or by e-mail at investor@scansource.com.

Annual Meeting

The annual meeting of shareholders of the Company will be held at 10:00 a.m. on December 6, 2007, at the Marriott Hotel, 1 Parkway East, Greenville, South Carolina.

Corporate Headquarters

Greenville, South Carolina 864.288.2432

Locations

Tempe, Arizona

Norcross, Georgia

Eagan, Minnesota

Memphis, Tennessee

Richmond, BC, Canada

Mexico City, Mexico

Liege, Belgium

Bad Homburg, Germany

Crawley, United Kingdom

Miami, Florida

Lenexa, Kansas

Buffalo, New York

Bellingham, Washington

Toronto, ON, Canada

Brussels, Belgium

Olivet, France

Eindhoven, Netherlands

Hull, United Kingdom

ScanSource® INC.

6 LOGUE COURT GREENVILLE, SOUTH CAROLINA 29615

1.800.944.2432