Form 10-K, Exhibit 13
period 2008-06-30
SCANSOURCE INC
filed 2008-08-28
CIK 918965

Exhibit 13.1

ANNUAL REPORT 2008

ScanSourceR

Inc.

ScanSourceR

INC.

THIS IS

WHO WE ARE.

THIS IS

SCANSOURCE.

THIS IS SCANSOURCE.

What does ScanSource,Inc represent to its customers and vendor partners?

We represent an unwavering dedication to helping value-added resellers succeed in their chosen markets through unmatched support, services and tools. We represent robust pre-sale support designed to help our reseller choose the right solutions. Our buy solutions – not products – and our team helps them get the right ones for the challenges they face. In addition, ScanSource represents powerful pre- and post-sale technical support from an experienced team of expert, via telephone, email, in person or web tools.

And we represent financial needs that are customized of fit the needs of each specific customer. ScanSource’s consistently strong financial performance allows us to help strengthen the channel, providing credit solutions and financial services to our customer and maintaining the right level of inventory in our distribution center. In doing so, we can fill the gap between the manufacturer and the reseller.

After 15 years of growth, we have a solid balance sheet that enables us to invest in the channel even when the economic climate is difficult. To our customers and vendors, we are partners for the long haul.

ScanSource also represents a strong focus on taking costs out of the supply chain. We represent a commitment to the core principles of distribution – getting the right people at the right time.

Comprehensive service and tools for our partners

Powerful sales and technical support

Customized financial solutions for our customers

Taking costs out of the supply chain

THIS IS WHO WE ARE. THIS IS SCANSOURCE.

THIS IS ONE COMPANY WITH MANY OPPORTUNITIES FOR GROWTH.

As a value-added distributor of specialty technology products, ScanSource, Inc.’s mission is to get products through the supply chain quickly and efficiently. To help achieve this goal, we dedicate sales, technical and merchandising teams. To specific technologies to give our customers the focused attention they deserve. As such, our North American segment includes four distinct brands – each focused on a particular technology yet.

ScanSource POS & Barcoding markets identification and data collection (AIDC) and point-of-sale (POS) products include mobile data collection computers, wireless infrastructure, bar code scanners and label printers, as well as point of sale systems and peripherals designed for a variety of retail, hospitality, food service and convenience store markets.

Catalyst Telecom markets voice, data, video and converged communication systems in the U.S. It is a distributor of Avaya communications solutions, including Avaya Global Communications Solutions (GCS), Small Market Business Solutions (SMBS) and Internet Protocol (IP) products. Catalyst Telecom also markets products complementary to the Avaya product line from vendors including Aruba Networks, Extreme Networks, Juniper Networks, Plantronics, and Polycom.

ScanSource Security focuses on hardware distribution of electronic security equipment. The product offering includes identification, access control, surveillance/ CCTV, wireless infrastructure and instrusion products.

ScanSource Communications delivers total communications solutions, including video and audio conferencing products; telephony solutions, including Voice over IP (VoIP) and computer telephony building blocks.

ScanSource
POS & BARCODING
ScanSource
COMMUNICATIONS
CatalystTelecom
ScanSource
SECURITY

5

OUR NORTH AMERICAN

SEGMENT INCLUDES FOUR DISTINCT BRANDS

– EACH FOCUSED ON A PARTICULAR

TECHNOLOGY SET.

THIS IS AN INTERNATIONAL COMPANY.

Scansource continues to strengthen its position in geographies around the globe. And our business model has proven to be highly successful internationally. The company’s international segment distributes specialty technology products to customers in Europe and Latin America.

ScanSource Europe is headquartered in Brussels, Belgium and has offices in France, Germany, the United Kingdom and the Netherlands. ScanSource Latin America is headquartered Miami, with distribution centers in Florida and Mexico City. It provides solutions to customers in Mexico, Central America, South America and the Caribbean.

The same sales and marketing strategies that helped us to be successful in North America have also been effective in helping us to establish a strong presence in Latin American and Europe. We have also localized our offerings and adjusted our business model to accommodate international customers and meet their specific needs.

In the coming years, ScanSource expects to provide even more technologies to more customers internationally. With these markets still in the early stages of maturity, we believe our expanding international segment will continue to provide an opportunity for growth for years to come.

$1.47 05

$1.67 06

$1.99 07

$2.18 08

NET SALES

FISCAL YEAR ENDED JUNE 30

($ IN BILLIONS)

THIS IS RESELLER SUPPORT.

ScanSource views its reseller customers as partners. Because we only sell to resellers and newer to end users, our business can thrive only when our customers are growing. That’s why we offer a power lineup of services and tools to help them succeed.

We support resellers in a number of critical ways. Our technical resources include an experienced team of technical support experts who help resellers address day-to-day technology challenges. We also offer professional services and online technical support.

ScanSource’s education programs deliver training online and at various events in locations throughout the country, helping customers get up to speed on the latest products, industry trends, vertical markets and more. We also offer customized, flexible financing programs to give resellers access to the cash they need to close deals and attract new customers.

Our Partner Marketing program allows our customers to develop ad agency-quality marketing at a cost-efficient rate. Resellers can get expert consultation on developing a marketing plan and gain assistance in the creation of customized materials like direct mail, advertisements, e-mail and more.

BECAUSE WE ONLY SELL TO

RESELLERS

AND NEVER TO END USERS, OUR

BUSINESS CAN THRIVE ONLY WHEN

OUR CUSTOMERS ARE

GROWING.

THE NEW 600,000–SQUARE-FOOT

DISTRIBUTION CENTER

IS NEARLY DOUBLE THE SIZE OF

THE PREVIOUS FACILITY AND

FEATURES A TECHNOLOGY ADVANCED

CONVEYOR SYSTEM.

$39.8 06

$42.6 07

$55.6 08

NET INCOME

FISCAL YEAR ENDED JUNE 30

($ IN MILLIONS)

THIS IS LOGISTIC EXCELLENCE.

At ScanSource, Inc., we never lose sight of who we are. For our customers and vendors to succeed, they need a partner like us who can always deliver on the basics – a large inventory and timely delivery of products.

Logistics excellence is part of the very foundation of our company. And as ScanSource looks to the future, this commitment to excellence will only be enhanced by the unveiling of our new, expanded distribution center in Southaven, Mississippi, near Memphis freight carrier hub.

The new 600,000-sqaure-foot distribution center is nearly double the size of the previous facility and features a technologically advanced conveyor systems. It is also includes a 30,000-square-foot Custom Configuration Center, greater warehousing capacity and enhanced storage space.

The new location is even closer to the Memphis airport than the previous facility and will allow us to continue to provide exceptional FedEx and UPS delivery times. ScanSource operates under a centralized distribution model, where all products are housed in one distribution center in a single geographic location. This approach is designed to provide improved efficiency and cost-effectiveness and to ensure products are in stock and ready to ship on the same day they are ordered.

TO OUR SHAREHOLDERS:

With more than 15 years of successfully serving our customers and vendors at ScanSource, Inc., we have learned what our core strengths are. Now, as we look to the future, we are building on those strengths to set the tone for a new era of leadership in the specialty technology industry.

Who is ScanSource? We’re a company with a deep passion for helping our value-added reseller customers be successful and grow. And we’re a company that is using our strong foundation and solid balance sheet to invest in new services and tools for our customers and new opportunities for growth for ScanSource and our vendor partners.

These are uncertain economic times, to be sure. But ScanSource’s legacy of growth since 1992 has given us the ability to continue investing in the channel regardless of the economic climate. We will always maintain a focus on driving costs out of the channel and helping get solutions to market more efficiently. From our beginnings in 1992, we’ve known what we do well and we’ve remained committed to it. More than ever, that commitment will be at the foundation of everything we do in the future.

Indeed, that commitment was behind the opening of our new, 600,000-square-foot distribution center in Southaven, Mississippi, this past year. This new facility provides us with the capacity for growth in North America, and it features state-of-the-art technology that is designed to allow us to be more efficient.

The new warehouse includes a technologically advanced “picking, packing and shipping” conveyor system, as well as a 30,000-square-foot Custom Configuration Center where a team of professionals provides system integration and builds customized solutions. Even though the new address is in Mississippi, this facility is even closer to the Memphis airport and its freight carrier hub than our previous distribution center, allowing us to continue to provide our customers with the best service levels in the industry.

The opening of the new warehouse was just one of many highlights for ScanSource, Inc. in fiscal year 2008. ScanSource posted record net sales revenues of $2.18 billion this year, up 9.5% from $1.99 billion for the year ended June 30, 2007. In addition, net income rose to $55.6 million compared to $42.6 million for the previous year. And diluted earnings per share increased to $2.10, moving up from $1.63 per share in fiscal year 2007.

In October 2007, two of our communications business units, Paracon and T2 Supply, were combined to create ScanSource Communications, forming a stronger product line that brings together high-quality communications, voice and data solutions with industry-leading videoconferencing and audio conferencing products. Jill Phillips, former president of T2 Supply, leads the ScanSource Communications management team as president, providing both industry experience and a strong vision for building ScanSource Communications into a comprehensive value-added distributor of total communications solutions.

This combined unit offers a number of benefits for our customers. They get access to a deeper, more comprehensive lineup of products and are offered new avenues for sales and technical support consultation. Customers will be provided expanded education and training opportunities. The increased bandwidth and strengthened sales and business development teams offer resellers unmatched support in these technologies. We believe the synergies created by the combination of these two business units put ScanSource Communications in a strong position to grow.

Scott Benbenek & Mike Baur

Our ScanSource POS & Barcoding unit continued its steady growth in 2008. In January 2008, Jeff Yelton was named president of ScanSource North America POS & Barcoding, where he overseas the unit’s overall strategic direction, growth initiatives and assest management. Formerly the vice president of merchandising for ScanSource POS & Barcoding. Jeff brings nearly 20 years of experience in management and leadership positions with technology companies focused on the channel. Over the past few years, he has been an integral part of POS & Barcoding unit’s growth , and he will continue to be a driving force for the company in the years ahead.

At a time when several of our AIDC and POS vendor partners are consolidating and the industry is undergoing change, we continue to find new avenues for growth in this segment of our business. Throughout the history or our company, we have seized on changes in the marketplace to create new opportunities and a new potential for growth.

Indeed, just such an opportunity exists in the telecommunications industry, where sweeping changes has been the norm for the last several year. Our largest communications vendor partners, Avaya, was purchased by new ownership a little more than a year ago. We view this development with optimism and look forward to the opportunities it will provide for our Catalyst Telecom sales unit.

Catalyst reinforced its commitment to educating its customers on implementing and embracing convergence technologies. Long an industry buzzword, convergence is poised to break through as a significance opportunity for growth for Catalyst dealers. Catalyst enhanced its CommEdge convergence education program in the past year, adding a series of CommEdge road shows in locations throughout the country to allow dealers to see convergence solutions in action and walk away with sales and marketing plans to support them.

Further, the company introduced the Catalyst University program jointly with its manufacturer partners to help dealers quickly and easily get access to training and product data from vendors and to bring their sales team up to speed on the latest development. The program includes a comprehensive online learning center with vendor training, product information and much more. And in a continuing sign of the importance of network convergence in the communications industry. Catalyst added SonicWALL to its product lineup, giving its customers access to the company’s secure network infrastructure solutions.

Our ScanSource Security unit formed important new vendor partnerships in 2008. In April, ScanSource security completed an agreement to distribute the broad line of security solutions

WE ARE A COMPANY WITH A DEEP PASSION FOR HELPING OUR VALUE-ADDED RESELLER CUSTOMERS BE SUCCESSFUL AND GROW.

from GE Security. This new partnership should only enhance the sales of IP-related security products, paving the way for new growth in this leading-edge technology. The company also enhanced its offering in wireless mesh and access networks by adding Firetide to its lineup in June. One of the fastest growing segments of our business, the security market continues to develop by embracing the value-added distribution model. As such, it offers a strong opportunity for our company to grow in the future.

Like many of the other sales units, ScanSource security made a strong push to educate its customer base on new technologies and sales opportunities this year. Starting in June, ScanSource security rolled out a series of IP workshops at locations around the country. The sessions were designed to train dealers on the basics of networking, provide an introduction to network video and offer hands-on demonstrations of the latest networking physical security solutions.

We continue to enjoy a surge in growth internationally and made several moves this year to position our company for even more growth in the future. In April, we purchased MTV Telecom Distribution, a leading voice and data distributor based in the united Kingdom. This acquisition gives our U.K. customers access to a strong line of vendor partners, including Avaya, Siemens, Panasonic and Swyx, and gives our company the opportunity to potentially expand our sales of communications products into Europe. Our communications vendors have experienced great success in the US through our Catalyst Telecom and ScanSource Communications sales units, and the purchase of MTV telecom represents our commitment to helping them achieve the same level of success internationally.

We laid the groundwork for future growth in other significant ways this year. In October 2007, ScanSource announced that it had entered into a $250 million multicurrency revolving credit facility, arranged by JP Morgan and featuring a $50 million accordion feature that allows the company to increase the revolving credit line up to a total of $300 million. Wachovia Bank serves as the syndication agent and Regions Bank and WellsFargo serve as documentation agents. the strong demand by lenders to participate in the new facility is a testament to our company’s solid financial position and includes improved terms and conditions from our previous facility.

ScanSource, Inc. sponsored two education and networking conferences – called IMPACT NOW – in San Diego and Orlando this year. IMPACT NOW is a one-of-a-kind event in our industry, bringing together the leading vendor executives with resellers from around the country. At the Orlando conference, former General Electric Chairman and CEO Jack Welch led an interactive Q&A with an audience of hundreds of resellers, sharing his insights on management and leadership. Both shows featured powerful networking opportunities with the industry’s leading vendors, plus business-building workshops on topics such as effective sales and marketing tactics, and an exhibit floor with the latest products and solutions. IMPACT NOW represents another investment in growth opportunity for the company.

The success of the IMPACT NOW conferences led us to announce plans for an even bigger and better event this year. IMPACT NOW returns to Orlando in November 2008 and features an interactive session with Apple co-founder Steve Wozniak, powerful business workshops from the Disney institute, and a blow-out networking gathering at the Hard Rock live at universal studios. Indycar racing sensation and team Motorola driver Danica Patrick will be stopping by the Motorola booth at IMPACT now to meet resellers in attendance.

In December 2007, we celebrated our 15th anniversary of carrying the torch for our vendor partners and customers. We’ve built a legacy of growth throughout our 15 years of operation, and that growth continued this year. In April, we moved up on the Fortune 1000 list of America’s largest corporations for the third

AT A TIME WHEN MANY OF OUR AIDC AND POS VENDOR PARTNERS ARE CONSOLIDATING AND THE INDUSTRY IS UNDERGOING CHANGE, WE CONTINUE TO FIND NEW AVENUES FOR GROWTH IN THIS SEGMENT OF OUR BUSINESS.

IN DECEMBER 2007, WE CELEBRATED OUR 15TH ANNIVERSARY OF CARRYING THE TORCH FOR OUR VENDOR PARTNERS AND CUSTOMERS.

straight year, landing at #901. We believe our growth is due to our highly skilled and enthusiastic employees and founded in that commitment we made long ago to do a few things very well – to have the right solutions and deliver them to the right people at the right time.

Comprehensive services and tools for our partners. Powerful sales and technical support. Customized financial solutions for our customers. Taking costs out of the supply chain. Empowered employees. After 15 years, this is still who we are.

Thank you to our 1000+ employees worldwide, our hard-working Board of Directors and all ScanSource, Inc. investors.

Sincerely,

Mike Baur

Chief Executive Officer

ScanSource, Inc.

Scott Benbenek

President, Worldwide Operations

ScanSource, Inc.

Selected Financial Data

The selected financial data below should be read in conjunction with “Management’s Discussion and Analysis” and ScanSource, Inc.’s (the “Company”) consolidated financial statements and related notes thereto included elsewhere in this annual report.

The following statement of income data and balance sheet data were derived from the Company’s consolidated financial statements.

	Fiscal Year Ended June 30,
	2008(1)	2007(1)	2006	2005	2004
	(In thousands, except per share data)
Statement of income data:
Net sales	$2,175,485	$1,986,927	$1,665,600	$1,469,094	$1,192,090
Cost of goods sold	1,947,867	1,776,255	1,497,248	1,319,368	1,060,310

Gross profit	227,618	210,672	168,352	149,726	131,780
Selling, general and administrative expenses	133,653	135,339	105,042	90,970	83,601

Operating income	93,965	75,333	63,310	58,756	48,179
Interest expense (income), net	3,959	6,804	1,620	1,264	601
Other expense (income), net	(212)	(144)	57	(413)	(169)

Total other expense	3,747	6,660	1,677	851	432

Income before income taxes and minority interest	90,218	68,673	61,633	57,905	47,747
Provision for income taxes	34,586	25,987	21,592	22,010	18,489
Minority interest in income of consolidated subsidiaries, net of taxes	—	60	225	291	137

Net income	$55,632	$42,626	$39,816	$35,604	$29,121

Net income per common share, basic	$2.13	$1.65	$1.56	$1.41	$1.17

Weighted-average shares outstanding, basic	26,098	25,773	25,491	25,254	24,970

Net income per common share, diluted	$2.10	$1.63	$1.53	$1.37	$1.13

Weighted-average shares outstanding, diluted	26,445	26,213	26,034	25,927	25,775

	As of June 30,
	2008	2007	2006	2005	2004
Balance sheet data:
Working capital	$368,636	$352,955	$262,171	$219,851	$184,626
Total assets	772,206	738,448	617,497	469,604	414,764
Total long-term obligations (including current portion)	56,623	107,730	32,185	37,878	40,007
Total shareholders’ equity	395,753	324,744	273,409	225,212	184,752

(1)

Included in the statement of income for the fiscal years ended June 30, 2008 and 2007 are $1.0 million and $9.9 million, respectively, of direct costs associated with the special committee review of the Company’s stock option practices. See Note 1A to the Notes to Consolidated Financial Statements included in Part II, Item 8 of the Company’s amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2006.

Management’s Discussion and Analysis

Certain statements within this Annual Report to Shareholders and the documents incorporated by reference herein that are not historical facts are “forward-looking statements” as described in the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties and actual results could differ materially from those projected. Factors that could cause actual results to differ materially include the following: our ability to retain key employees, particularly senior management; our ability to retain and expand our existing and new customer relationships; our dependence on vendors, product supply, and availability; our ability to centralize certain functions to provide efficient support to our business; our dependence upon information systems; our ability to manage the potential adverse effects of operating in foreign jurisdictions; our ability to manage and limit our credit exposure due to the deterioration in the financial condition of our customers; our ability to remain profitable in the face of narrow margins; our ability to compete in new and existing markets that are highly competitive; our ability to manage our business when general economic conditions are poor; our ability to effectively manage and implement our growth strategies; our ability to manage and negotiate successful pricing and stock rotation opportunities associated with inventory value decreases; our ability to anticipate adverse changes in tax laws, accounting rules, and other laws and regulations; our inability to eliminate potential volatility in our net sales and operating results on a quarterly basis as a result of changes in demand for our products; our dependence on third-party freight carriers; our inability to resolve or settle potentially adverse litigation matters; and our inability to obtain required capital at acceptable terms to fund our working capital and growth strategies. Additional discussion of these and other factors affecting our business and prospects is contained in our periodic filings with the SEC, copies of which can be obtained at our Investor Relations website at www.scansource.com. Please refer to the cautionary statements and important factors discussed in Item 1A “Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended June 30, 2008 for further information. This discussion and analysis should be read in conjunction with “Selected Financial Data” and the Financial Statements and the Notes thereto included elsewhere in this Annual Report.

Overview

ScanSource, Inc. is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company distributes more than 55,000 products worldwide. The Company has two geographic distribution segments: one serving North America from the Southaven, Mississippi distribution center, and an international segment currently serving Latin America (including Mexico) and Europe. The North American distribution segment markets automatic identification and data capture (“AIDC”) and point-of-sale (“POS”) products through the ScanSource POS and Barcoding sales unit; voice, data and converged communications equipment through its Catalyst Telecom sales unit; video conferencing, telephony and communications products through its ScanSource Communications unit; and electronic security products and wireless infrastructure products through its ScanSource Security Distribution unit. The international distribution segment primarily markets AIDC and POS products through its ScanSource sales units. In addition, on April 4, 2008, the Company announced that it had expanded its communications business internationally through the acquisition of MTV Telecom (Distribution) PLC, a UK-based distributor of voice and data solutions.

The Company was incorporated in December 1992 and is headquartered in Greenville, South Carolina. The Company serves North America from a single, centrally located distribution center located near the FedEx hub in Southaven, Mississippi. The single warehouse and strong management information system form the cornerstone of the Company’s cost-driven operational strategy that, along with our growth through acquisitions and organic market share increases, has caused operating income to grow at an average annual growth rate of 19.4% over the past five years, while sales have grown at an average annual rate of 17.1% to approximately $2.2 billion over the same period. This strategy has been expanded to Latin America and Europe, with distribution centers located in Florida and Mexico, and in Belgium, respectively.

North American Distribution Segment

The Company’s North American distribution segment sells products exclusively to resellers and integrators in large and growing technology markets. Key AIDC vendors include Cisco, Datalogic, Honeywell, Intermec, Motorola and Zebra, and leading POS lines include APG, Cherry, Elo, Epson America, IBM, Microsoft, NCR, and Posiflex. Key communications vendors include Avaya, Extreme Networks, Juniper Networks, Plantronics and Polycom, while Dialogic supplies key components for the converged communications market. Key electronic security vendors include Alvarion, Axis, Datacard, Digiop, DSC, Fargo, Firetide, GE Security, HID, Motorola Wireless, Panasonic, Sony, Tropos and Zebra Card. In July 2006, the Company purchased the assets of T2 Supply, LLC (“T2”) allowing the Company to enhance its long-term convergence strategy by adding video conferencing products and expertise, and to provide cross-selling opportunities to T2’s customer base of voice and video conferencing resellers. Growth in net sales has been principally driven by the acquisition of T2, intensive marketing efforts to recruit new reseller customers, selective expansion of the Company’s product lines, and the addition of new vendors. During fiscal 2008, the Company relocated its North American distribution center from Memphis, Tennessee to a 600,000 square foot facility located in Southaven, Mississippi to meet the current and near-term growth requirements of the North American business.

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

The international distribution segment commenced operations in November 2001, when the Company acquired 52% of the common stock of Netpoint International, Inc. (“Netpoint”), a Miami-based distributor of AIDC and POS equipment to the Latin American market. In January 2002, the Company launched its pan-European strategy with the establishment of a distribution center and sales office in Belgium. In May 2002, the Company purchased ABC Technology Distribution (“ABC”), a distributor of AIDC and POS products based in the United Kingdom, allowing the Company to expand its European operations and make additional sales to former ABC customers in the United Kingdom. In March 2003, the Company completed its consolidation of the UK distribution center into the Belgium facility. In April 2005, the Company purchased Europdata Connect UK Ltd. (“EDC”), expanding its presence in the UK and the Netherlands. In April 2008, the Company acquired MTV

Telecom (Distribution) PLC, a UK based distributor of voice and data solutions. MTV Telecom vendors include Avaya, Siemens, Panasonic, and Swyx. The Company has centralized its management and operation functions in the Belgium headquarters location.

Cost Control/Profitability

The Company’s operating income growth has been driven by increasing gross profit and disciplined control of operating expenses. The Company’s operations feature a scalable information system, streamlined management, and centralized distribution, enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. From its inception, the Company has managed its general and administrative expenses by maintaining strong cost controls. However, in order to continue to grow its markets, the Company has invested in new initiatives including investments in new geographic markets of Europe and Latin America, increased marketing efforts to recruit resellers, enhancements of employee benefit plans to retain employees, and strategic acquisitions in both the North American and International distribution segments.

Results of Operations

The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

	Fiscal Year Ended June 30,
	2008	2007	2006
Statement of income data:
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	89.5	89.4	89.9

Gross profit	10.5	10.6	10.1
Selling, general and administrative expenses	6.2	6.8	6.3

Operating income	4.3	3.8	3.8
Interest expense (income), net	0.2	0.3	0.1
Other expense (income), net	—	—	—

Total other expense	0.2	0.3	0.1

Income before income taxes and minority interest	4.1	3.5	3.7
Provision for income taxes	1.5	1.3	1.3
Minority interest in income of consolidated subsidiaries, net of income taxes	—	—	—

Net income	2.6%	2.2%	2.4%

Comparison of Fiscal Years Ended June 30, 2008 and 2007

Net Sales

The Company has two reporting segments, which are based on geographic location. The following table summarizes the Company’s net sales results (net of inter-segment sales) for each of these reporting segments for the comparable fiscal years ending June 30th:

Product Category

	2008	2007	Difference	Percentage Change
	(In thousands)
POS, barcoding and security products	$1,379,573	$1,200,497	$179,076	14.9%
Communications products	795,912	786,430	9,482	1.2%

Net Sales	$2,175,485	$1,986,927	$188,558	9.5%

Geographic Segments

	2008	2007	Difference	Percentage Change
	(In thousands)
North American distribution segment	$1,777,534	$1,669,648	$107,886	6.5%
International distribution segment	397,951	317,279	80,672	25.4%

Total net sales	$2,175,485	$1,986,927	$188,558	9.5%

Consolidated net sales for the fiscal year ended June 30, 2008 increased 9.5% to $2.18 billion in comparison to prior fiscal year net sales of $1.99 billion.

North American Distribution

The North American distribution segment includes sales to technology resellers in the United States and Canada that originate from our centralized distribution facility now located in Southaven, Mississippi. We note that sales to technology resellers in Canada account for less than 5% of total net sales for both fiscal years presented. In the current fiscal year, net sales for this segment increased by $107.9 million, or 6.5%, as compared to the prior fiscal period.

The Company’s North American POS, barcoding, and security product category sales increased 11.6% in comparison to the prior fiscal year. This increase was primarily driven by sales growth in our scanning and mobility products, and to a lesser extent, sales growth in our security product lines. The Company continues to grow by continually adding new product lines and attracting new resellers who previously bought directly from manufacturers and other distributors. The Company continues to hire additional sales representatives to better serve our new and existing customers in these product lines.

The Company has two North American sales units that sell communications products to our customers—the Catalyst Telecom sales unit and the newly formed ScanSource Communications sales unit. ScanSource Communications was formed in January 2008 through the merger of former sales units T2 Supply and Paracon. The Company believes this merger will enable more sales and support resources for the units’ customers. In the current fiscal year, net sales of communication products lines increased only slightly over the prior fiscal year to approximately $0.8 billion. A 13.3% increase in sales in the ScanSource Communications sales unit was offset by a 2.2% decrease in sales in our Catalyst Telecom sales unit. Sales in our Catalyst Telecom business unit were negatively impacted by a key vendor’s unsuccessful new product roll-out during the current fiscal year. As a result, purchases by our resellers were either delayed or lost to competitive products of other vendors due to an adverse reaction to the terms and conditions of the new product. While the vendor subsequently announced corrective changes to the program, our sales were adversely impacted during the current fiscal year.

International Distribution

The international distribution segment includes sales to Latin America (including Mexico) and Europe from the ScanSource POS and Barcoding sales unit. Prior to this fiscal year, our European operations only sold POS and barcoding product lines. However, in April 2008, the Company further expanded its communications business internationally through the acquisition of MTV Telecom (Distribution) PLC, a UK-based distributor of voice and data solutions. Sales of communications products were immaterial for the fiscal year ended June 30, 2008. Sales for the overall international segment increased 25.4% or $80.7 million as compared to the prior fiscal year, comprised of sales growth of 30.9% and 7.5% in Europe and Latin America, respectively.

Sales during the fiscal year ended June 30, 2008 were favorably impacted by foreign exchange fluctuations of $34.8 million. Without the foreign exchange fluctuations, the increase in sales for the fiscal year would have been $45.9 million or 14.5%. Although management cannot forecast the future direction of foreign exchange rate movements, if significant unfavorable changes in exchange rates occur, net sales of the segment could be adversely affected.

Gross Profit

The following table summarizes the Company’s gross profit for the fiscal years ended June 30th:

				Percentage Change	Percentage of Net Sales
	2008	2007	Difference		2008	2007
	(In thousands)
North American distribution segment	$176,692	$169,627	$7,065	4.2%	9.9%	10.2%
International distribution segment	50,926	41,045	9,881	24.1%	12.8%	12.9%

Total gross profit	$227,618	$210,672	$16,946	8.0%	10.5%	10.6%

North American Distribution

Gross profit for the North American distribution segment increased $7.1 million, or 4.2%, for the fiscal year ended June 30, 2008 as compared to the prior fiscal year. The increase in gross profit for the year ended June 30, 2008 is a result of increased sales volume of the segment, as previously discussed. Gross profit for the North America distribution segment, expressed as a percentage of net sales, decreased slightly to 9.9% of sales for fiscal year 2008 as compared to 10.2% of sales for the prior fiscal year. This decrease is largely attributable to a less favorable product mix resulting from lower sales in the Company’s Catalyst Telecom sales unit and higher freight costs.

International Distribution

Gross profit for the international distribution segment increased $9.9 million, or 24.1% for the fiscal year ended June 30, 2008, as compared to the prior fiscal year. The increase was primarily due to increased sales volume, as previously discussed. Gross profit of this segment, expressed as a percentage of net sales, is typically greater than the North American distribution segment. In the current fiscal year this percentage decreased slightly to 12.8%, as compared to 12.9% in the prior fiscal year.

Operating Expenses

The following table summarizes the Company’s operating expenses for the periods ended June 30th:

				Percentage Change	Percentage of Net Sales
	2008	2007	Difference		2008	2007
		(In thousands)
Operating expenses	$133,653	$135,339	$(1,686)	-1.2%	6.2%	6.8%

For the fiscal year ended June 30, 2008, operating expenses were $133.7 million, which was slightly lower than the prior fiscal year. The comparability of operating expenses between these two periods is impacted by approximately $9.9 million of legal and professional fees incurred in the prior fiscal year related to the Company’s stock option investigation and remediation activities. In the current fiscal year, the Company has incurred approximately $1.0 million of fees associated with this matter. Therefore, excluding expenditures related to this matter, operating expenses would have increased by $7.2 million, or approximately 5.8% in the current fiscal year. This increase is comprised primarily of $9.3 million in higher salaries and employee benefits due to higher headcounts worldwide, partially offset by a $2.4 million reduction in bad debts in comparison to the prior fiscal year.

Operating expenses, expressed as a percentage of sales, decreased to 6.2% in the current fiscal year, from 6.8% in the comparable fiscal year. As discussed previously, this decrease is largely attributable to the legal and professional fees incurred in connection with our stock option investigation. Excluding these expenditures in the prior year, this ratio would have been 6.3%. The Company continues to benefit from greater economies of scale associated with the Company’s worldwide expansion of capacity and employee headcount. Pursuant to achieving internal goals during the fiscal year ended June 30, 2008, the Company recorded world-wide profit-sharing expense of $7.5 million compared to $5.5 million for the fiscal year ended June 30, 2007.

Operating Income

The following table summarizes the Company’s operating income for the fiscal years ended June 30th:

				Percentage Change	Percentage of Net Sales
	2008	2007	Difference		2008	2007
	(In thousands)
Operating income	$93,965	$75,333	$18,632	24.7%	4.3%	3.8%

Operating income increased 24.7% or $18.6 million for the fiscal year ended June 30, 2008 as compared to the prior fiscal year. This increase is attributable to higher sales volumes achieved in both our North American and international distribution segments, as well as significantly lower expenditures related to the Special Committee investigation into our stock option granting practices. As a result, operating income, expressed as a percentage of net sales, increased to 4.3% in the current fiscal year, compared to 3.8% in the prior fiscal year. The expenditures related to the Special Committee investigation had a (0.1)% and (0.5)% impact on operating income expressed as a percentage of net sales for the fiscal years ended June 30, 2008 and 2007, respectively.

Total Other Expense (Income)

The following table summarizes the Company’s total other expense (income) for the fiscal years ended June 30th:

				Percentage Change	Percentage of Net Sales
	2008	2007	Difference		2008	2007
	(In thousands)
Interest expense	$5,471	$7,689	$(2,218)	-28.8%	0.3%	0.4%
Interest income	(1,512)	(885)	(627)	70.8%	-0.1%	-0.1%
Foreign exchange loss (gain), net	194	190	4	2.1%	0.0%	0.0%
Other, net	(406)	(334)	(72)	21.6%	0.0%	0.0%

Total other expense (income)	3,747	6,660	(2,913)	-43.7%	0.2%	0.3%

Interest expense for the years ended June 30, 2008 and 2007 was $5.5 million and $7.7 million, respectively, primarily reflecting interest paid on borrowings on the Company’s revolving line of credit and long-term debt. The improvement in interest expense for the current fiscal year is primarily attributable to lower average debt balances, and to a lesser extent, lower interest rates.

The Company generates interest income on longer-term interest bearing receivables and to a lesser extent interest earned on cash and cash-equivalent balances on hand. However, the increase in interest income in the current fiscal year is primarily attributable to an increase on interest bearing receivables in comparison to the prior fiscal year.

Net foreign exchange gains and losses consist of foreign currency transactional and functional currency re-measurements, offset by net foreign currency exchange contract gains and losses. Net foreign exchange losses were $0.2 million for both fiscal years ended June 30, 2008 and 2007, respectively. Foreign exchange losses for the current fiscal year are similar to the prior fiscal year and are primarily the result of fluctuations in the value of the Euro versus the British Pound, and to a lesser extent, the U.S. Dollar versus other currencies. The Company utilizes foreign exchange contracts and debt in non-functional currencies to hedge foreign currency exposure. The Company’s foreign exchange policy prohibits entering into speculative transactions.

Provision for Income Taxes

Income tax expense was $34.6 million and $26.0 million for the fiscal years ended June 30, 2008 and 2007, respectively, reflecting an effective income tax rate of 38.3% and 37.8%, respectively. The increase in the effective tax rate is largely due to higher state tax expense.

Minority Interest in Income of Consolidated Subsidiaries

In the prior fiscal year, the Company recorded minority interest income associated with certain minority shareholders. Effective July 1, 2007, the Company owns 100% of its consolidated subsidiaries.

Net Income

The following table summarizes the Company’s net income for the fiscal year ended June 30th:

				Percentage Change	Percentage of Net Sales
	2008	2007	Difference		2008	2007
	(In thousands)
Net income	$55,632	$42,626	$13,006	30.5%	2.6%	2.1%

Net income for the current fiscal year ended June 30, 2008 was $55.6 million, a $13 million increase over the prior fiscal year period. The increase in net income and net income expressed as a percentage of net sales is attributable to the changes in operating profits discussed previously.

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

Gross Profit

The following table summarizes the Company’s gross profit:

					Percentage of Net Sales
	2007	2006	Difference	Percentage Change	2007	2006
	(In thousands)
North American distribution	$169,627	$138,168	$31,459	22.8%	10.2%	9.6%
International distribution	41,045	30,184	10,861	36.0%	12.9%	13.5%

Gross Profit	$210,672	$168,352	$42,320	25.1%	10.6%	10.1%

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

Operating Expenses

The following table summarizes the Company’s operating expenses:

					Percentage of Net Sales
	2007	2006	Difference	Percentage Change	2007	2006
	(In thousands)
Fiscal year ended	$135,339	$105,042	$30,297	28.8%	6.8%	6.3%

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

Operating income increased 19.0% or $12.0 million for the year ended June 30, 2007 as compared to the prior year. The increase was a result of increased sales volume, improved gross profit margins, and greater economies of scale in operating expenses.

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

Interest income for the year ended June 30, 2007 increased by approximately $0.3 million over the prior year, principally as a result of higher interest-bearing receivables.

Foreign exchange gains and losses consist of foreign currency transactional and functional currency re-measurements, offset by net foreign currency exchange contract gains and losses. Net foreign exchange losses were $0.2 million and $0.1 million for the years ended June 30, 2007 and 2006, respectively. The change in foreign exchange gains and losses for the year ended June 30, 2007 as compared to the prior year are primarily the result of fluctuations in the value of the Euro versus the British Pound, and to a lesser extent, the U.S. Dollar versus other currencies. The Company utilizes foreign exchange contracts and debt in non-functional currencies to hedge foreign currency exposure. The Company’s foreign exchange policy prohibits entering into speculative transactions.

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

	Three Months Ended
	Fiscal 2008				Fiscal 2007
	June 30 2008	Mar. 31 2008	Dec. 31 2007	Sept. 30 2007	June 30 2007	Mar. 31 2007	Dec. 31 2006	Sept. 30 2006
	(In thousands, except per share data)

Net sales	$554,030	$514,420	$553,344	$553,691	$524,285	$492,678	$473,734	$496,230
Cost of goods sold	495,432	462,701	494,167	495,567	469,265	441,641	420,957	444,392

Gross profit	$58,598	$51,719	$59,177	$58,124	$55,020	$51,037	$52,777	$51,838

Net income	$14,468	$11,028	$15,450	$14,686	$11,303	$10,071	$8,791	$12,461

Weighted-average shares outstanding, basic	26,307	26,038	25,899	25,866	25,843	25,770	25,749	25,729

Weighted-average shares outstanding, assuming dilution	26,549	26,423	26,330	26,276	26,258	26,194	26,236	26,213

Net income per common share, basic	$0.55	$0.42	$0.60	$0.57	$0.44	$0.39	$0.34	$0.48

Net income per common share, assuming dilution	$0.54	$0.42	$0.59	$0.56	$0.43	$0.38	$0.34	$0.48

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable, inventory reserves to reduce inventories to the lower of cost or market, and vendor incentives. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ materially from these estimates under different assumptions or conditions, however, management believes that its estimates, including those for the above-described items are reasonable and that the actual results will not vary significantly from the estimated amounts. For further discussion of our significant accounting policies, refer to Note 2 of Notes to Consolidated Financial Statements.

Revenue Recognition

The Company recognizes revenue once four criteria are met: (1) the Company must have persuasive evidence that an arrangement exists; (2) delivery must occur, which happens at the point of shipment (this includes the transfer of both title and risk of loss, provided that no significant obligations remain); (3) the price must be fixed and determinable; and (4) collectibility must be reasonably assured. A provision for estimated losses on returns is recorded at the time of sale based on historical experience.

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

Vendor Programs

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors. Some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed between the Company and the vendor. Vendors generally require that we use their cooperative advertising allowances exclusively for advertising or other marketing programs. Incentives received from vendors for specifically identified incremental cooperative advertising programs are recorded as adjustments to selling, general and administrative expenses. Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a

Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”) requires that a portion of these vendor funds in excess of our costs be reflected as a reduction of inventory. Such funds are recognized as a reduction of the cost of goods sold when the related inventory is sold.

The Company records unrestricted volume rebates received as a reduction of inventory and as a reduction of the cost of goods sold when the related inventory is sold. Amounts received or receivable from vendors that are not yet earned are deferred in the consolidated balance sheet. In addition, the Company may receive early payment discounts from certain vendors. The Company records early payment discounts received as a reduction of inventory and recognizes the discount as a reduction of cost of goods sold when the related inventory is sold. EITF 02-16 requires management to make certain estimates of the amounts of vendor incentives that will be received. Actual recognition of the vendor consideration may vary from management estimates based on actual results.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are cash flow from operations, borrowings under the revolving credit facility, and, to a lesser extent, borrowings under the subsidiary’s line of credit, and proceeds from the exercise of stock options.

The Company’s cash and cash equivalent balance totaled $15.2 million at June 30, 2008 compared to $1.9 million at June 30, 2007. The Company’s working capital increased from $353 million at June 30, 2007 to $369 million at June 30, 2008. The increase in working capital resulted primarily from a $13.4 million increase in cash and cash equivalents, a $10.2 million increase in trade and notes receivable, and an $8.1 million increase in inventory. This was offset somewhat by a $11.7 million increase in current liabilities, primarily accounts payable. The increases in working capital support the worldwide growth of the Company as allowed by our return on invested capital (ROIC) model.

The increase in the amount of trade accounts receivable is attributable to an increase in sales during the year. The number of days sales outstanding (DSO) in ending trade receivables decreased to 59 days at June 30, 2008 compared to 60 days at June 30, 2007. The improvement in DSO can reflect collection improvement in our operations as well as a favorable change in business unit sales mix, as certain of our domestic business units have higher DSO’s than others.

Inventory turnover increased to 6.9 times in fiscal 2008 from 6.7 times in fiscal 2007. This increase is largely attributable to higher sales in the current fiscal year and more diligent efforts in monitoring inventory levels.

Cash provided by operating activities was $62.9 million for the year ended June 30, 2008 compared to cash used in operating activities of $25.9 million for the year ended June 30, 2007. Fluctuations in cash provided by or used in operations is generally a function of the timing of inventory purchases and sales in combination with vendor payments and customer receipts. At June 30, 2008, our accounts receivable and inventory balances were not significantly higher than those respective balances at June 30, 2007, which had a favorable impact on our operating cash flows for the current fiscal year. In addition, the Company also generated approximately $13 million of additional net income than in the comparative period.

Cash used in investing activities for the fiscal year ended June 30, 2008 was $11.4 million, compared to $55.1 million in the prior fiscal year. Cash used for business acquisitions in the current year included $8.2 million for MTV Telecom in April 2008, $1.2 million for PC4 in January 2008, and $1.1 million for the remaining outstanding shares of Netpoint. In the prior fiscal year, the Company completed the purchase of T2 Supply, Inc., for $50.6 million. T2 Supply was later combined with Paracon to form the ScanSource Communications sales unit. The majority of the $7 million of capital expenditures incurred in the current fiscal year relate to equipment and leasehold improvements associated with the Company’s new North American distribution facility located in Southaven, Mississippi that was formally opened in January 2008. In connection with the relocation to this new facility, the Company’s previous North American distribution facility, which was located in Memphis, Tennessee, was sold in January 2008 for net proceeds of $6.1 million.

Cash used in financing activities was $38.6 million for the fiscal year ended June 30, 2008, compared to cash provided from financing activities of $79.0 million for the prior fiscal year period. As a result, at June 30, 2008, the Company’s interest bearing debt decreased to $64.3 million, compared to $111.2 million at June 30, 2007. The reduction in debt outstanding at June 30, 2008 is a function of the timing of various operating activities in the current fiscal year, as previously discussed. This resulted in significantly higher cash flow generated from operations that was applied to our outstanding debt balances. In addition, in the prior fiscal year, the Company increased its borrowings to finance the acquisition of T2 Supply in the quarter ended September 30, 2006. The Company also generated over $8.2 million of cash proceeds related to the exercise of stock options and remediation payments from executive officers in connection with the 2007 investigation by the Special Committee of our Board of Directors into our historical stock option grant practices. In the comparative prior fiscal year, the Company only received $1.1 million related to stock option exercises.

The Company has a revolving credit facility secured by the assets of its European operations and guaranteed by the Company. This facility was amended on May 14, 2008, to increase the borrowing limit to €6.0 million for the Company’s European operations. At June 30, 2008, the balance on this facility was €4.9 million or $7.6 million, and the effective rate of interest was 4.97%.

On January 2, 2008, the Company entered into a $25 million promissory note with a third party lender. This note payable accrues interest on the unpaid balance at a rate per annum equal to the 30 day London Interbank Offered Rate (“LIBOR”) plus 0.65% and matures on September 28, 2012. The terms of the note payable allow for payments to be due and payable in consecutive monthly payment terms of accrued interest only, commencing on January 31, 2008, and continuing on the last day of each month thereafter until fully paid. In any event, all principal and accrued interest will be due and payable on September 28, 2012. The note may be prepaid in whole or in part at any time without penalty. On January 4, 2008, the Company entered into an interest rate swap with a notional amount of $25 million and designated this instrument as a cash flow hedge of our exposure to variability in future cash flows associated with the $25 million note payable. Under the terms of the swap, the Company pays a fixed rate of 3.65% plus a fixed spread of 0.65% on the $25 million notional amount and receives payments from a counterparty based on 30 day LIBOR plus a fixed spread of 0.65% for a term ending on September 28, 2011.

On September 28, 2007, the Company entered into a $250 million multi-currency revolving credit facility with a syndicate of banks that matures on September 28, 2012. This revolving credit facility has a $50 million accordion feature that allows the Company to increase the availability to $300 million subject to obtaining commitments for the incremental capacity from existing or new lenders. This revolving credit facility refinances and replaces the Company’s previous $180 million multi-currency revolving credit facility. The new facility is guaranteed by the Company and certain of its subsidiaries and is secured by substantially all of the domestic assets of the Company and its domestic subsidiaries. The facility bears interest at a rate equal to a spread over the applicable LIBOR rate or prime rate, as chosen by the Company. This spread is dependent on the Company’s ratio of funded debt to EBITDA (as defined in the credit facility) and ranges from 0.50% to 1.25% for LIBOR-based loans, and from 0.00% to 0.25% for prime rate-based loans. The spread in effect as of

June 30, 2008 was 0.50% for LIBOR-based loans and 0.00% for prime rate-based loans. This agreement subjects the Company to certain financial covenants, including minimum fixed charge and leverage ratio covenants. The Company was in compliance with all covenants under the credit facility as of June 30, 2008.

The effective weighted average interest rate on the Company’s revolving credit facility as of June 30, 2008 was 4.55% and as of June 30, 2007 was 6.41%. The outstanding borrowings at June 30, 2008 were $27 million on a total commitment of $250 million, leaving approximately $223 million available for additional borrowings, as of June 30, 2008.

On August 1, 2007, the Company entered into an agreement with the State of Mississippi in order to provide financing for the acquisition and installation of certain equipment to be utilized at the Company’s new Southaven, Mississippi distribution facility, through the issuance of an industrial development revenue bond. The bond matures on September 1, 2032 and accrues interest at the 30-day LIBOR rate plus a spread of 0.85%. The terms of the bond allows for payment of interest only for the first 10 years of the agreement, and then, starting on September 1, 2018 through 2032, principal and interest payments are due until the maturity date or the redemption of the bond. The Company receives advances on this bond on an as needed basis to pay the ongoing costs of the project, not to exceed $6 million. The outstanding balance on this bond was $4.6 million as of June 30, 2008, and the effective interest rate was 3.31%.

The Company believes that its existing sources of liquidity, including cash resources and cash provided by operating activities, supplemented as necessary with funds under the Company’s credit agreements, will provide sufficient resources to meet the Company’s present and future working capital and cash requirements for at least the next twelve months. The Company is in compliance with all material covenants or other requirements set forth in the credit agreements discussed above.

Commitments

At June 30, 2008, the Company had contractual obligations in the form of non-cancelable operating leases and debt, including interest payments (See Notes 7 and 12 to the consolidated financial statements) as follows (amounts in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	Greater than 5 Years
	(in thousands)
Principal debt payments	$64,272	$7,649	$—	$52,047	$4,576
Non-cancelable operating leases(1)	30,493	4,379	8,648	6,625	10,841
Other(2)	—	—	—	—	—

Total obligations	$94,765	$12,028	$8,648	$58,672	$15,417

(1)	Amounts to be paid in future periods for real estate taxes, insurance, and other operating expenses applicable to the properties pursuant to the respective operating leases have been excluded from the table above as the amounts payable in future periods are generally not specified in the lease agreements and are dependent upon amounts which are not known at this time. Such amounts were not material in the current fiscal year.
(2)	Amounts totaling $5.7 million of deferred compensation which are included in other non-current liabilities in our consolidated balance sheet as of June 30, 2008 have been excluded from the table above due to the uncertainty of the timing of the payment of these obligations, which are generally at the discretion of the individual employees or upon death of the former employee, respectively.

The Company has entered into written distribution agreements with substantially all of its major vendors. While the Company’s agreements with most of its vendors contain standard provisions for periodic renewals, these agreements generally permit termination by either party without cause upon 30 to 120 days notice.

The Company does not have any current liability for uncertain tax positions under FASB Interpretation No. (“FIN”) 48. The Company is not able to reasonably estimate the timing of the long-term payments, or the amount by which its liability will increase or decrease over time; therefore, the long-term portion of the Company’s FIN 48 liability of $2.0 million has not been included in the contractual obligations table (see Note 11 to the consolidated financial statements).

Backlog

The Company does not consider backlogs to be material to its business. Nearly all orders are filled within 24 hours of receipt.

Accounting Standards Recently Issued

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS”), No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, or (“SFAS 161”). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company in the third quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51, or (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2010. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, or (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2010. Early adoption is prohibited.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or (“SFAS 159”), which requires companies to provide additional information regarding the effect of a company’s choice to use fair value on its earnings and to display the fair value of those assets and liabilities which the company has chosen to use on the face of the balance sheet. SFAS 159 is effective for the Company beginning July 1, 2008. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its 2009 consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of information. This statement is effective for the Company beginning July 1, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on its 2009 consolidated financial statements, however, additional disclosures about fair value will be required.

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

Interest Rate Risk

The Company is exposed to changes in interest rates primarily as a result of its borrowing activities, which include revolving credit facilities with a group of banks used to maintain liquidity and fund the Company’s business operations. The nature and amount of the Company’s debt may vary as a result of future business requirements, market conditions and other factors. A hypothetical 100 basis point increase or decrease in interest rates on borrowings on the Company’s revolving line of credit, variable rate long term debt and subsidiary line of credit for the fiscal year ended June 30, 2008 would have resulted in an approximately $0.6 million increase or decrease, respectively, in pre-tax income.

To mitigate the risk of interest rate fluctuations associated with the Company’s variable rate long-term debt, the Company has implemented an interest rate risk management strategy that incorporates the use of an interest rate swap designated as a cash flow hedge to minimize the significant unplanned fluctuations in earnings caused by interest rate volatility. The Company’s use of derivative instruments has the potential to expose the Company to certain market risks including the possibility of (1) the Company’s hedging activities not being as effective as anticipated in reducing the volatility of the Company’s cash flows, (2) the counterparty not performing its obligations under the applicable hedging arrangement, (3) the hedging arrangement being imperfect or ineffective, or (4) the terms of the swap or associated debt may change. The Company seeks to lessen such risks by having established a policy to identify, control, and manage market risks which may arise from changes in interest rates, as well as limiting its counterparties to major financial institutions.

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign currency risks that arise from its foreign operations in Canada, Mexico and Europe. These risks include the translation of local currency balances of foreign subsidiaries, inter-company loans with foreign subsidiaries and transactions denominated in non-functional currencies. These risks may change over time as business practices evolve and could have a material impact on the Company’s financial results in the future. In the normal course of business, foreign exchange risk is managed by using foreign currency forward contracts to hedge these exposures, as well as balance sheet netting of exposures. The Company’s Board of Directors has approved a foreign exchange hedging policy to minimize foreign currency exposure. The Company’s policy is to utilize financial instruments to reduce risks where internal netting cannot be effectively employed and not to enter into foreign currency derivative instruments for speculative or trading purposes. The Company monitors its risk associated with the volatility of certain foreign currencies against its functional currencies and enters into foreign exchange derivative contracts to minimize short-term currency risks on cash flows. The Company continually evaluates foreign exchange risk and may enter into foreign exchange transactions in accordance with its policy. Foreign currency gains and losses are included in other expense (income).

The Company has elected not to designate its foreign currency contracts as hedging instruments, and therefore, the instruments are marked to market with changes in their values recorded in the Consolidated Income Statement each period. The underlying exposures are denominated primarily in British Pounds, Euros, and Canadian Dollars. At June 30, 2008, the Company’s currency forward contracts outstanding were immaterial. The Company does not utilize financial instruments for trading or other speculative purposes.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of ScanSource, Inc.

We have audited the accompanying consolidated balance sheets of ScanSource, Inc. and subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ScanSource, Inc. and subsidiaries at June 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ScanSource, Inc.’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina

August 27, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of ScanSource, Inc.

We have audited ScanSource, Inc.’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ScanSource, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, ScanSource, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of ScanSource, Inc. and subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2008 of ScanSource, Inc. and subsidiaries and our report dated August 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina

August 27, 2008

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share information)

	June 30, 2008	June 30, 2007
Assets
Current assets:
Cash and cash equivalents	$15,224	$1,864
Trade and notes receivable:
Trade, less allowance of $15,842 at June 30, 2008 and $13,342 at June 30, 2007	360,154	349,961
Other receivables	8,052	6,755

	368,206	356,716

Inventories	280,077	272,012
Prepaid expenses and other assets	5,556	10,444
Deferred income taxes	11,428	12,102

Total current assets	680,491	653,138

Property and equipment, net	22,420	26,781
Goodwill	36,121	29,361
Other assets, including identifiable intangible assets	33,174	29,168

Total assets	$772,206	$738,448

Liabilities and Shareholders' Equity
Current liabilities:
Current portion of long-term debt	$—	$200
Short-term borrowings	7,649	3,490
Trade accounts payable	265,284	256,883
Accrued expenses and other liabilities	34,337	35,254
Income taxes payable	4,585	4,356

Total current liabilities	311,855	300,183
Long-term debt	29,576	17,216
Borrowings under revolving credit facility	27,047	90,314
Other long-term liabilities	7,975	5,475

Total liabilities	376,453	413,188

Minority interest	—	516

Commitments and contingencies

Shareholders' equity:
Preferred stock, no par value; 3,000,000 shares authorized, none issued	—	—
Common stock, no par value; 45,000,000 shares authorized, 26,349,520 and 25,855,724 shares issued and outstanding at June 30, 2008 and June 30, 2007, respectively	96,097	83,653
Retained earnings	290,134	234,502
Accumulated other comprehensive income	9,522	6,589

Total shareholders' equity	395,753	324,744

Total liabilities and shareholders' equity	$772,206	$738,448

See accompany notes to consolidated financial statements

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

Years Ended June 30, 2008, 2007 and 2006

(In thousands, except per share data)

	2008	2007	2006
Net sales	$2,175,485	$1,986,927	$1,665,600
Cost of goods sold	1,947,867	1,776,255	1,497,248

Gross profit	227,618	210,672	168,352

Operating expenses:
Selling, general and administrative expenses	133,653	135,339	105,042

Operating income	93,965	75,333	63,310
Other expense (income):
Interest expense	5,471	7,689	2,187
Interest income	(1,512)	(885)	(567)
Other, net	(212)	(144)	57

Total other expense	3,747	6,660	1,677

Income before income taxes and minority interest	90,218	68,673	61,633
Provision for income taxes	34,586	25,987	21,592

Income before minority interest	55,632	42,686	40,041
Minority interest in income of consolidated subsidiaries, net of income taxes of $0, $36, and $101 at June 30, 2008, 2007, and 2006, respectively	—	60	225

Net income	$55,632	$42,626	$39,816

Per share data:
Net income per common share, basic	$2.13	$1.65	$1.56

Weighted-average shares outstanding, basic	26,098	25,773	25,491

Net income per common share, diluted	$2.10	$1.63	$1.53

Weighted-average shares outstanding, diluted	26,445	26,213	26,034

See accompanying notes to consolidated financial statements

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended June 30, 2008, 2007 and 2006

(In thousands, except share data)

	Common Stock (Shares)	Common Stock (Amount)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at June 30, 2005	25,330,152	$69,668	$152,061	$3,484	$225,213

Comprehensive Income:
Net income	—	—	39,816	—	39,816
Foreign currency translation adjustment	—	—		1,133	1,133

Total comprehensive income					40,949

Exercise of stock options	395,062	2,673	—	—	2,673
Share based compensation	—	3,593	—	—	3,593
Tax benefit of deductible compensation arising from exercise of stock options	—	981	—	—	981

Balance at June 30, 2006	25,725,214	$76,915	$191,876	$4,618	$273,409

Comprehensive Income:
Net income	—	—	42,626	—	42,626
Foreign currency translation adjustment	—	—	—	1,971	1,971

Total comprehensive income					44,597

Exercise of stock options	130,510	1,125	—	—	1,125
Share based compensation	—	3,642	—	—	3,642
Tax benefit of deductible compensation arising from exercise of stock options	—	1,971	—	—	1,971

Balance at June 30, 2007	25,855,724	$83,653	$234,502	$6,589	$324,744

Comprehensive Income:
Net income	—	—	55,632	—	55,632
Unrealized gain on hedged transaction, net of tax of $41	—	—	—	66	66
Foreign currency translation adjustment	—	—	—	2,867	2,867

Total comprehensive income					58,565

Exercise of stock options and shares issued under share-based compensation plans	493,796	7,487	—	—	7,487
Share based compensation	—	4,300	—	—	4,300
Tax benefit of deductible compensation arising from exercise of stock options	—	364	—	—	364
Consideration received from certain officers related to remediation activities (see Note 9)	—	751	—	—	751
Reclassification of additional-paid- in-capital related to remediation activities (see Note 9)	—	(458)	—	—	(458)

Balance at June 30, 2008	26,349,520	$96,097	$290,134	$9,522	$395,753

See accompanying notes to consolidated financial statements

SCANSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30, 2008, 2007, and 2006

(In thousands)

	2008	2007	2006
Cash flows from operating activities:
Net income	$55,632	$42,626	$39,816
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	4,652	4,851	5,566
Amortization of intangible assets	2,475	2,079	200
Allowance for accounts and notes receivable	6,504	8,858	2,702
Share-based compensation and restricted stock	4,904	3,642	3,716
Asset impairment	202	148	102
Deferred income taxes	(94)	992	(5,802)
Excess tax benefits from share-based payment arrangements	(364)	(1,971)	(982)
Minority interest in income of subsidiaries	—	60	225
Changes in operating assets and liabilities, net of acquisitions:
Trade and notes receivable	(3,056)	(45,172)	(85,005)
Other receivables	(9,774)	(1,158)	942
Inventories	85	(21,138)	(63,604)
Prepaid expenses and other assets	5,276	(8,126)	1,316
Other noncurrent assets	(2,692)	(2,471)	4,320
Trade accounts payable	629	(16,088)	97,125
Accrued expenses and other liabilities	(267)	7,044	9,747
Income taxes payable	(1,223)	(123)	2,823

Net cash provided by (used in) operating activities	62,889	(25,947)	13,207

Cash flows used in investing activities:
Capital expenditures	(6,982)	(4,542)	(9,431)
Net proceeds from sale of property and equipment	6,100	—	—
Cash paid for business acquisitions, net of cash acquired	(10,530)	(50,585)	(1,348)

Net cash used in investing activities	(11,412)	(55,127)	(10,779)

Cash flows from financing activities:
Increases (decreases) in short-term borrowings, net	3,797	3,309	(4,478)
(Payments) advances on revolving credit, net of expenses	(63,137)	59,800	(4,343)
Exercise of stock options & Section 16 remediation	8,238	1,125	2,673
Excess tax benefits from share-based payment arrangements	364	1,971	982
Proceeds from issuance of long-term debt	25,000	13,000	0
Repayment of long-term debt	(12,840)	(211)	(1,982)

Net cash (used in) provided by financing activities	(38,578)	78,994	(7,148)

Effect of exchange rate changes on cash and cash equivalents	461	113	(58)

Increase (decrease) in cash and cash equivalents	13,360	(1,967)	(4,778)
Cash and cash equivalents at beginning of period	1,864	3,831	8,609

Cash and cash equivalents at end of period	$15,224	$1,864	$3,831

Supplemental disclosure of cash flow information:
Interest paid during the year	$6,885	$6,229	$2,159

Income taxes paid during the year	$29,580	$30,228	$22,614

See accompanying notes to consolidated financial statements

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

(1)	Business Description

ScanSource, Inc. (the “Company”) is a leading wholesale distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company has two geographic distribution segments: one serving North America from the Southaven, Mississippi distribution center, and an international segment currently serving Latin America (including Mexico) and Europe from distribution centers located in Florida and Mexico, and in Belgium, respectively. The North American distribution segment markets automatic identification and data capture (“AIDC”) and point-of-sale (“POS”) products through its ScanSource POS and Barcoding sales unit; voice, data and converged communications equipment through its Catalyst Telecom sales unit; video conferencing, telephony, and communications products through its ScanSource Communications unit; and electronic security products and wireless infrastructure products through its ScanSource Security Distribution unit. The international distribution segment markets AIDC and POS products through its ScanSource Latin American and European sales units. On April 4, 2008, the Company announced it had expanded its communications business internationally through the acquisition of MTV Telecom (Distribution) PLC, (“MTV Telecom”), a UK-based distributor of voice and data solutions.

(2)	Summary of Significant Accounting Policies and Accounting Standards Recently Issued

Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Minority Interest

Minority interest represents that portion of the net equity of majority-owned subsidiaries of the Company held by minority shareholders. The minority shareholders’ share of the subsidiaries’ income or loss is listed separately in the Consolidated Income Statements. Effective July 1, 2007, the Company owns 100% of Netpoint International, Inc. (“Netpoint”).

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

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

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

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Checks released but not yet cleared at the Company’s bank of $25.9 million and $45.7 million as of June 30, 2008 and 2007, respectively, are included in accounts payable.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Concentration of Credit Risk

The Company sells its products to a large base of value-added resellers throughout North America, Latin America (including Mexico) and Europe. The Company performs ongoing credit evaluations of its customers’ financial condition. In certain cases, the Company will accept tangible assets as collateral to increase the trade credit of its customers. No single customer accounted for more than 6% of the Company’s net sales for fiscal 2008, 2007, or 2006.

The Company has established arrangements with certain customers for longer term financing. The Company accounts for these arrangements by recording them at their historical cost less specific allowances at balance sheet dates. Interest income is recognized in the period earned and is recorded as interest income in the Consolidated Income Statement.

Derivative Financial Instruments

The Company uses derivative instruments to manage certain exposures related to foreign currency as well as changes in interest rates as a result of our borrowing activities. We record all derivative instruments as either assets or liabilities in the balance sheet at fair value. The Company currently does not use derivative financial instruments for trading or speculative purposes.

The Company’s foreign currency exposure results from purchasing and selling internationally in several foreign currencies. In addition, the Company has foreign currency risk related to debt that is denominated in currencies other than the U.S. Dollar. The Company may reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of derivative financial instruments or multi-currency borrowings. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items. Derivative financial instruments related to foreign currency exposure are accounted for on an accrual basis with gains or losses on these contracts recorded in income in the period in which their value changes, with the offsetting entry for unsettled positions reflected in either other assets or other liabilities. These contracts are generally for a duration of 90 days or less. The Company has elected not to designate its foreign currency contracts as hedging instruments. They are, therefore, marked-to-market with changes in their fair value recorded in the Consolidated Income Statement each period. The underlying exposures are denominated primarily by British Pounds, Euros, and Canadian Dollars. To date, the activity and outstanding contracts related to these instruments have not been material.

During the current fiscal year, the Company entered into an interest rate swap and designated this instrument as a hedge of the cash flows on certain variable rate debt. To the extent the derivative instrument is effective in offsetting the variability of the hedged cash flows, changes in the fair value of the derivative instrument will not be included in current earnings, but will be reported as other comprehensive income (loss). The ineffective portion, if any, will be recorded as an adjustment to earnings.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Investments

The Company has investments that are held in a grantor trust formed by the Company related to the ScanSource, Inc. Nonqualified Deferred Compensation Plan. The Company has classified these investments as trading securities and they are recorded at fair market value with unrealized gains and losses included in the accompanying Consolidated Income Statements. The Company’s obligations under this deferred compensation plan change in concert with the performance of the investments. The fair value of these investments and the corresponding deferred compensation obligation was $5.7 million and $4.3 million as of June 30, 2008 and June 30, 2007, respectively. These investments are classified within other non-current assets in the Consolidated Balance Sheets. The deferred compensation obligation is classified within other long-term liabilities.

Inventories

Inventories (consisting entirely of finished goods) are stated at the lower of cost (first-in, first-out method) or market.

Vendor Programs

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors. Some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed between the Company and the vendor. Vendors generally require that we use their cooperative advertising allowances exclusively for advertising or other marketing programs. Incentives received from vendors for specifically identified incremental cooperative advertising programs are recorded as adjustments to selling, general and administrative expenses. Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”) requires that the portion of these vendor funds in excess of our costs be reflected as a reduction of inventory. Such funds are recognized as a reduction of the cost of products sold when the related inventory is sold.

The Company records unrestricted volume rebates received as a reduction of inventory and as a reduction of the cost of goods sold when the related inventory is sold. Amounts received or receivable from vendors that are not yet earned are deferred in the Consolidated Balance Sheet. In addition, the Company may receive early payment discounts from certain vendors. The Company records early payment discounts received as a reduction of inventory and recognizes the discount as a reduction of cost of goods sold when the related inventory is sold. EITF 02-16 requires management to make certain estimates of the amounts of vendor incentives that will be received. Actual recognition of the vendor consideration may vary from management estimates based on actual results.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Product Warranty

The Company’s vendors generally provide a warranty on the products distributed by the Company and allow the Company to return defective products, including those that have been returned to the Company by its customers. In one product line, the Company offers certain warranty service programs and records a provision for estimated service warranty costs at the time of sale, adjusting periodically to reflect the actual experience. To date, neither warranty expense nor the accrual for warranty costs has been material to the Company’s consolidated financial statements. For all other product lines, the Company does not independently provide a warranty on the products it distributes; however, to maintain customer relations, the Company facilitates returns of defective products from the Company’s customers by accepting for exchange, with the Company’s prior approval, most defective products within 30 days of invoicing.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3 to 10 years for furniture, equipment and computer software, 40 years for buildings and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

Goodwill

The Company accounts for recorded goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which revised the standards of accounting for goodwill, by replacing the amortization of these assets with the requirement that they are reviewed annually for impairment, or more frequently if impairment indicators exist. See Note 6, “Goodwill and Other Identifiable Intangible Assets” for a discussion of the annual goodwill impairment test.

Intangible Assets

Intangible assets consist of customer relationships, debt issue costs, trade names, trademarks, and non-compete agreements. Customer relationships are amortized using the straight-line method over their estimated useful lives, which range from 5 to 15 years. Debt issue costs are amortized over the term of the credit facility. Trade names and trademarks are amortized over a period ranging from 1 to 2 years. Non-compete agreements are amortized over their contract life. These assets are included in other assets and are shown in detail in Note 6, “Goodwill and Other Identifiable Intangible Assets”.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. Tests for recoverability of a long-lived asset to be held and used are measured by comparing the carrying amount of the long-lived asset to the sum of the estimated future

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

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

Shipping Revenue and Costs

Shipping revenue is included in net sales and related costs are included in cost of goods sold. Shipping revenue for the years ended June 30, 2008, 2007 and 2006 was approximately $11.8 million, $11.1 million, and $8.6 million, respectively.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Advertising Costs

The Company defers advertising related costs until the advertising is first run in trade or other publications, or in the case of brochures, until the brochures are printed and available for distribution. Advertising costs, included in marketing costs, after vendor reimbursement, were not significant in any of the three years ended June 30, 2008. Deferred advertising costs at June 30, 2008 and 2007 were not significant.

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

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes reflect tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are provided against deferred tax assets in accordance with SFAS No. 109, Accounting for Income Taxes, (“SFAS 109”), Federal income taxes are not provided on the undistributed earnings of foreign subsidiaries because it has been the practice of the Company to reinvest those earnings in the business outside the United States. Effective July 1, 2007, the Company adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS 109, or (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. See Note 11 for more information on the Company’s adoption of the interpretation.

Share-Based Payment

The Company accounts for share-based compensation using the provisions of FASB Statement No. 123(R), Share-Based Payment, (“SFAS No. 123(R)”) which requires the recognition of the fair value of share-based compensation. Under the fair value recognition provisions of SFAS No. 123(R), share-based compensation is estimated at the grant date based on the fair value of the awards expected to vest and is recognized as expense ratably over the requisite service period of the award.

Comprehensive Income

SFAS 130, Reporting Comprehensive Income, defines comprehensive income as the change in equity (net assets) of a business enterprise during a period from transactions and other events

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

and circumstances from non-owner sources. The primary components of comprehensive income for the Company include net income, foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiaries, and unrealized gains and losses on the Company’s hedged transactions, net of tax.

At June 30, 2008, 2007, and 2006, accumulated other comprehensive income comprised the following:

	Fiscal Year Ended June 30,
	2008	2007	2006
	(in thousands)
Currency translation adjustment, net	9,456	6,589	4,618
Unrealized gain on interest rate swap, net (Note 8)	66	—	—

Accumulated other comprehensive income	9,522	6,589	4,618

Accounting Standards Recently Issued

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, or (“SFAS 161”). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company in the third quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51, or (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2010. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, or (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2010. Early adoption is prohibited.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or (“SFAS 159”), which requires companies to provide additional information regarding the effect of a company’s choice to use fair value on its earnings and to display the fair value of those assets and liabilities which the company has chosen to use on the face of the balance sheet. SFAS 159 is effective for the Company beginning July 1, 2008. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its 2009 consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of information. This statement is effective for the Company beginning July 1, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on its 2009 consolidated financial statements, however, additional disclosures about fair value measurements will be required.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

(3)	Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted-average number of common and potential common shares outstanding.

	Net Income	Shares	Per Share Amount
	(In thousands, except per share data)
2008:
Income per common share, basic	$55,632	26,098	$2.13

Effect of dilutive stock options	—	347

Income per common share, assuming dilution	$55,632	26,445	$2.10

2007:
Income per common share, basic	$42,626	25,773	$1.65

Effect of dilutive stock options	—	440

Income per common share, assuming dilution	$42,626	26,213	$1.63

2006:
Income per common share, basic	$39,816	25,491	$1.56

Effect of dilutive stock options	—	543

Income per common share, assuming dilution	$39,816	26,034	$1.53

For the years ended June 30, 2008, 2007 and 2006, there were 888,000, 581,000 and 424,000 weighted average shares, respectively, excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

(4)	Property and Equipment

Property and equipment is comprised of the following:

	June 30,
	2008	2007
	(In thousands)
Land	$2,261	$3,133
Buildings and leasehold improvements	14,719	22,278
Computer software and equipment	12,532	12,009
Furniture, fixtures and equipment	28,787	26,201

	58,299	63,621
Less accumulated depreciation	(35,879)	(36,840)

	$22,420	$26,781

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

During the current fiscal year, the Company relocated its North American distribution center from Memphis, Tennessee to its new location in Southaven, Mississippi, allowing for substantially expanded warehousing capacity. In January 2008, the Company sold the Memphis, Tennessee facility for cash proceeds of $6.1 million, net of expenses, and an immaterial loss was recorded in connection with this sale.

(5)	Acquisitions

In April 2008, the Company expanded its communications business internationally with the acquisition of MTV Telecom, a UK-based distributor of voice and data solutions. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values on the transaction date. This resulted in the recognition of $6.1 million of goodwill and $2 million of amortizable intangible assets related primarily to customer relationships and trademarks.

In March 2008, the Company purchased certain assets of PC 4, a wholesale distributor of point-of-sale (POS) hardware. In accordance with this acquisition, approximately $0.3 million of the purchase price was allocated to customer relationships.

Also in the current fiscal year, in accordance with the purchase agreement, the Company purchased the remaining outstanding shares of Netpoint. The Company has made payments of $1.1 million and $1.1 million related to this acquisition for the fiscal years ended June 30, 2008 and 2007, respectively. Effective July 1, 2007, the Company now owns 100% of this subsidiary.

On July 3, 2006, the Company entered into an agreement with SKC Communications Products, Inc. to purchase the assets of T2 Supply LLC (“T2 Supply”) for a cash payment of approximately $50 million. T2 Supply is a distributor of video conferencing and telephony products based in Lenexa, Kansas. T2 Supply provides its reseller customers technical support for the configuration of video conferencing and sound solutions, an extended warranty program, training, marketing, a customer resource website, and bridging services. The purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values on the transaction date, resulting in the recording of $13.8 million of goodwill and $20.6 million of amortizable intangible assets related primarily to customer lists and non-compete agreements. The valuation of the identifiable intangible assets acquired was based on management’s estimates using a valuation report prepared by a third party. All of the assets acquired relate to the North American distribution segment.

None of these acquisitions meet the conditions of a material business combination as defined by the Securities and Exchange Commission.

(6)	Goodwill and Other Identifiable Intangible Assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company performs its annual goodwill impairment test at the end of each fiscal year. In addition, the

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Company performs an impairment analysis for goodwill whenever indicators of impairment are present. This testing includes the determination of each reporting unit’s fair value using market multiples and discounted cash flows modeling. During fiscal years 2008, 2007 and 2006, no impairment charge related to goodwill was recorded.

Changes in the carrying amount of goodwill for the years ended June 30, 2007 and 2008, by operating segment, are as follows:

	North American Distribution Segment	International Distribution Segment	Total
	(In thousands)
Balance as of June 30, 2006	$6,259	$8,145	$14,404
Goodwill acquired during 2007	13,822	679	14,501
Fluctuations in foreign currencies	—	456	456

Balance as of June 30, 2007	$20,081	$9,280	$29,361
Goodwill acquired during 2008	—	6,767	6,767
Fluctuations in foreign currencies	—	(7)	(7)

Balance as of June 30, 2008	$20,081	$16,040	$36,121

In the fiscal year ending June 30, 2008, the Company’s goodwill balances increased due to the acquisition of MTV Telecom and the purchase of the remaining outstanding shares of Netpoint. For the fiscal year ended June 30, 2007, the increase in goodwill relates to the acquisition of T2 Supply and the purchase of an additional interest in Netpoint, in accordance with the purchase agreement.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

The following table shows the Company identifiable intangible assets as of June 30, 2008 and 2007, respectively. These balances are included on the consolidated balance sheet within other assets:

	June 30, 2008			June 30, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
	(In thousands)
Amortized intangible assets:
Customer relationships	$20,127	$2,450	$17,677	$18,338	$1,538	$16,800
Debt issue costs	841	113	728	606	420	186
Trade names and trademarks	987	412	575	818	82	736
Non-compete agreements	1,785	1,190	595	1,785	595	1,190

Total	$23,740	$4,165	$19,575	$21,547	$2,635	$18,912

The weighted average amortization period for all intangible assets was approximately thirteen, thirteen, and four years for the years ended June 30, 2008, 2007 and 2006, respectively. Amortization expense for the years ended June 30, 2008, 2007 and 2006 was $2.5 million, $2.1 million, and $0.2 million, respectively. Estimated future amortization expense is as follows:

Year ended June 30,	Amortization Expense
2009	$2,641
2010	1,650
2011	1,560
2012	1,560
2013	1,449
Thereafter	10,715

$19,575

(7)	Short-term Borrowings and Long-term Debt

Short Term Borrowings

	June 30, 2008	June 30, 2007
	(In thousands)
Short-term borrowings	$7,649	$3,490

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

The Company has a €6.0 million secured revolving credit facility which was recently amended on May 14, 2008. This facility bears interest at the 30 day Euro Interbank Offered Rate (“EURIBOR”) plus a spread of 0.50 per annum. The effective interest rate at June 30, 2008 was 4.97% and at June 30, 2007 was 4.86%. This facility is secured by the assets of our European operations and is guaranteed by ScanSource, Inc.

Revolving Credit Facility

	June 30, 2008	June 30, 2007
	(In thousands)
Revolving credit facility	$27,047	$90,314

On September 28, 2007, the Company entered into a $250 million multi-currency revolving credit facility with a syndicate of banks that matures on September 28, 2012. This revolving credit facility has a $50 million accordion feature that allows the Company to increase the availability to $300 million subject to obtaining commitments for the incremental capacity from existing or new lenders. This revolving credit facility refinances and replaces the Company’s previous $180 million multi-currency revolving credit facility. The new facility is guaranteed by the Company and certain of its subsidiaries and is secured by substantially all of the domestic assets of the Company and its domestic subsidiaries. The facility bears interest at a rate equal to a spread over the applicable London Interbank Offered Rate (“LIBOR”) rate or prime rate, as chosen by the Company. This spread is dependent on the Company’s ratio of funded debt to EBITDA (as defined in the credit facility) and ranges from 0.50% to 1.25% for LIBOR-based loans, and from 0.00% to 0.25% for prime rate-based loans. The spread in effect as of June 30, 2008 was 0.50% for LIBOR-based loans and 0.00% for prime rate-based loans. The new agreement subjects the Company to certain financial covenants, including minimum fixed charge and leverage ratio covenants. The agreement also has certain restrictive covenants that, among other things, place limitations on the payment of cash dividends. The Company was in compliance with all covenants under the credit facility as of June 30, 2008. This facility also contains certain subjective acceleration clauses, which, upon occurrence of certain events, may cause amounts due under the agreement to become immediately due and payable. The Company has no indication that it is in default of any such clauses and therefore has classified its debt based on the dates regular payments are due.

At June 30, 2008 the effective weighted average interest rate for the Company’s revolving line of credit facility was 4.55% and the outstanding borrowings were $27.0 million on a total commitment of $250 million, leaving $223.0 million available for additional borrowings.

At June 30, 2007 the Company had a multi-currency revolving credit facility with its bank group of $180 million that was replaced with the current facility, as previously discussed. This facility was entered into on July 16, 2004 and increased on April 20, 2007 to $180 million, with

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

an accordion feature that allowed the Company to unilaterally increase the availability to $200 million. The facility bore interest at either the 30-day LIBOR rate of interest on U.S. dollar borrowings or the 30, 60, 90 or 180-day LIBOR rate of interest on other currency borrowings. The interest rate was the appropriate LIBOR rate plus a rate varying from 0.75% to 1.75% tied to the Company’s funded debt to EBITDA ratio ranging from 0.00:1.00 to 2.50:1.00 and a fixed charge coverage ratio of not less than 1.50:1. At June 30, 2007, the effective weighted average interest rate was 6.41% and the outstanding borrowings were $90.3 million on a total commitment of $200 million, leaving $109.7 million available for additional borrowings. The facility was collateralized by domestic assets, primarily accounts receivable and inventory. The agreement contained other restrictive financial covenants, including among other things, total liabilities to tangible net worth ratio, capital expenditure limits, and a prohibition on the payment of dividends. As of June 30, 2007 the Company was in compliance with all covenants under the credit facility. On February 14, 2007, the facility was amended to permit the Company to redeem shares of its capital stock so long as the amount paid in connection with the redemptions did not exceed $2 million during any fiscal year.

At June 30, 2007, Netpoint, doing business as ScanSource Latin America, had an asset-based line of credit with a bank that was due on demand and had a borrowing limit of $1 million. The facility was renewed in January 2007, and was scheduled to mature on January 31, 2008. The facility was collateralized by accounts receivable and eligible inventory, and contained a restrictive covenant which required an average deposit of $50,000 with the bank. The Company had guaranteed 92% of the balance on the line as of June 30, 2007, while the remaining balance was guaranteed by Netpoint’s minority shareholder. The facility bore interest at the bank’s prime rate minus one percent. At June 30, 2007, the effective interest rate was 7.25%. At June 30, 2007 there were no outstanding balances and outstanding standby letters of credit totaled $40,000, leaving $960,000 available for borrowings.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Long Term Debt

Long-term debt consists of the following at June 30, 2008 and 2007:

	June 30, 2008	June 30, 2007
	(In thousands)
Industrial Development Revenue Bond, monthly payments of interest only, 3.31% variable interest rate at June 30, 2008 and maturing in fiscal 2033.	$4,576	$—

Unsecured note payable to a bank, monthly payments of interest only, 3.13% variable interest rate at June 30, 2008 and maturing in fiscal 2013.	25,000	—

Unsecured note payable to a bank, monthly payments of interest Only. Extinguished on December 31, 2007.	—	13,000

Note payable to a bank, secured by distribution center land and building. Extinguished on September 28, 2007.	—	4,416

	29,576	17,416
Less current portion	—	200

Long-term portion	$29,576	$17,216

On August 1, 2007, the Company entered into an agreement with the State of Mississippi in order to provide financing for the acquisition and installation of certain equipment to be utilized at the Company’s new Southaven, Mississippi distribution facility, through the issuance of an industrial development revenue bond. The bond matures on September 1, 2032 and accrues interest at the 30-day LIBOR rate plus a spread of 0.85%. The terms of the bond allows for payment of interest only for the first 10 years of the agreement, and then, starting on September 1, 2018 through 2032, principal and interest payments are due until the maturity date or the redemption of the bond. The Company receives advances on this bond on an as-needed basis to pay the ongoing costs of the project, not to exceed $6 million. As of June 30, 2008, the Company was in compliance with all covenants under this bond.

On January 2, 2008, the Company entered into a $25 million promissory note with a third party lender. This note payable accrues interest on the unpaid balance at a rate per annum equal to the 30 day LIBOR plus 0.65% and matures on September 28, 2012. The terms of the note payable allow for payments to be due and payable in consecutive monthly payment terms of accrued interest only, commencing on January 31, 2008, and continuing on the last day of each month thereafter until the principal balance is fully re-paid. In any event, all principal and accrued interest will be due and payable on September 28, 2012. This note may be prepaid in whole or in part at any time without penalty. Under the terms of this agreement, the Company has agreed not to encumber its headquarters’ property, except as permitted by the lender. As of June 30, 2008, the Company was in compliance with all covenants under this note payable.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Scheduled maturities of the Company’s revolving credit facility and long-term debt at June 30, 2008 are as follows:

Long-Term Debt
(In thousands)
Fiscal year:
2009	$—
2010	—
2011	—
2012	—
2013	52,047
Thereafter	4,576

Total principal payments	$56,623

(8)	Interest Rate Swap

On January 4, 2008, the Company entered into an interest rate swap with a notional amount of $25 million. The Company designated this interest rate swap as a cash flow hedge of our exposure to the variability in future cash flows attributable to interest payments of 30 day LIBOR plus a fixed spread of 0.65% due on the $25 million promissory note payable discussed in Note 7. Under the terms of the swap, the Company pays a fixed rate of 3.65% plus a fixed spread of 0.65% on the $25 million notional amount and receives payments from a counterparty based on the 30 day LIBOR plus a fixed spread of 0.65% for a term ending on September 28, 2011. Interest rate differentials paid or received under the swap agreement are recognized as adjustments to interest expense. To the extent the swap is effective in offsetting the variability of the hedged cash flows, changes in the fair value of the swap are not included in current earnings but are reported as other comprehensive income (loss).

The components of the cash flow hedge included in accumulated other comprehensive income in the Consolidated Statements of Shareholders’ Equity for the fiscal year ended June 30, 2008 and 2007, are as follows:

	Fiscal Year Ended June 30,
	2008	2007
	(In thousands)
Net interest expense recognized as a result of interest rate swap	$(69)	$—
Unrealized gain in fair value of interest swap rates	135	—

Net increase in accumulated other comprehensive income, net of tax	$66	$—

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

(9)	Share-Based Compensation

Share-Based Compensation Plans

The Company has awards outstanding from four share-based compensation plans (the 1993 Incentive Stock Option Plan, the 1997 Stock Incentive Plan, the 2002 Long-Term Incentive Plan, and the 2003 Director Plan), two of which (the 2002 Long-Term Incentive Plan and the 2003 Director Plan) are available for future grants. All of the Company’s share-based compensation plans are shareholder approved and it is the Company’s belief that such awards better align the interests of its employees and directors with those of its shareholders. Under the plans, the Company is authorized to award officers, employees, and non-employee members of the Board of Directors various share-based payment awards, including options to purchase common stock and restricted stock. As of June 30, 2008, there are 1.1 million and 0.1 million shares available for future grant under the 2002 Long-Term Incentive Plan and the 2003 Director Plan, respectively.

The Company accounts for its share-based compensation awards in accordance with SFAS 123(R), which was adopted by the Company on July 1, 2005. This standard requires all share-based compensation to be recognized in the income statement based on fair value and applies to all awards granted, modified, cancelled, or repurchased after the effective date. Total share-based compensation included as a component of selling, general, and administrative expense in our Consolidated Income Statement was as follows:

	Fiscal Year Ended June 30,
	2008	2007	2006
	(in thousands)
Share-based compensation related to:
Equity classified stock options	$3,977	$3,242	$3,588
Equity classified restricted stock	323	400	128
Tender offer modication	604	—	—

Total share-based compensation	$4,904	$3,642	$3,716

Stock Options

During the fiscal year ended June 30, 2008, the Company granted 356,165 stock options to certain employees. These options vest annually over 3 years and have a 10-year contractual life. In accordance with the requirements of the Company’s Equity Award Grant Policy, the options issued during the fiscal year were granted with an exercise price that is no less than 100% of the fair market value of those shares on the date of the grant.

The fair value of each option (for purposes of calculation of share-based compensation) was estimated on the date of grant using the Black-Scholes-Merton option pricing formula that uses assumptions determined at the date of grant. Use of this option pricing model requires the input

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

of subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (“expected term”), the estimated volatility of our common stock price over the expected term (“expected volatility”) and the number of options that will ultimately not complete their vesting requirements (“forfeitures”). Changes in the subjective assumptions can materially affect the estimate of the fair value of share-based compensation and, consequently, the related amount recognized in the Consolidated Income Statements.

The Company used the following weighted average assumptions for the options granted during the following fiscal years:

	Fiscal Year Ended June 30,
	2008	2007	2006
Expected term	4.59 years	4.7 years	5 years
Expected volatility	38.00%	35.90%	40.00%
Risk-free interest rate	3.40%	5.04%	4.30%
Dividend yield	0.00%	0.00%	0.00%
Weighted average fair value per option	$13.20	$12.60	$12.51

The weighted average expected term of the options represents the period of time the options are expected to be outstanding based on historical trends and behaviors of certain groups and individuals receiving these awards. The expected volatility is predominately based on the historical volatility of our common stock for a period approximating the expected life. The risk-free interest rate was based on published U.S. Treasury spot rates in effect at the time of grant with terms approximating the expected life of the option. The dividend yield assumption was based on our dividend payment history and expectations of future dividend payments.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

A summary of our stock option plans is presented below:

	Fiscal Year Ended June 30, 2008
	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding, beginning of year	2,051,306	$20.52
Granted	356,165	36.62
Exercised	(477,696)	15.55
Cancelled, forfeited, or expired	(70,222)	19.73

Outstanding, end of year	1,859,553	25.58	6.49	$9,416,149
Vested and expected to vest at June 30, 2008	1,792,130	25.27	6.39	$9,416,149

Exercisable, end of year	1,185,323	$20.78	5.03	$9,416,149

The aggregate intrinsic value was calculated using the market price of our stock on June 30, 2008 and the exercise price for only those options that have an exercise price that is less than the market price of our stock. The aggregate intrinsic value of options exercised during the fiscal years ended June 30, 2008, 2007, and 2006 was $9.1 million, $2.9 million, and $8.8 million, respectively.

A summary of the status of the Company’s unvested shares as of June 30, 2008, and changes during the year then ended, is presented below:

	Fiscal Year Ended June 30, 2008
	Options	Weighted- Average Grant Date Fair- Value
Unvested, beginning of year	637,357	$12.85
Granted	356,165	13.20
Vested	(255,339)	13.17
Cancelled, forfeited, or expired	(63,953)	11.28

Unvested, end of year	674,230	$12.78

As of June 30, 2008, there was approximately $6.2 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

the plans. The cost is expected to be recognized over a weighted-period of 1.9 years. The total fair value of shares vested during the fiscal years ended June 30, 2008, 2007, and 2006 is $3.4 million, $3.9 million, and $3.9 million, respectively.

The following table summarizes information about stock options outstanding as of June 30, 2008:

Range of Exercise Prices	Shares Outstanding	Weighted- Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00 - $3.67	0	0.00	$0.00	0	$0.00
$3.67 - $7.34	10,668	0.27	$3.95	10,668	$3.95
$7.34 - $11.01	314,427	2.19	$9.86	314,427	$9.86
$11.01 - $14.68	210,166	3.82	$12.63	210,166	$12.63
$14.68 - $18.35	62,666	4.41	$16.85	62,666	$16.85
$18.35 - $22.01	18,800	5.43	$21.58	18,800	$21.58
$22.01 - $25.68	77,858	5.51	$24.54	77,858	$24.54
$25.68 - $29.35	93,700	7.53	$27.53	61,301	$27.51
$29.35 - $33.02	552,993	8.46	$31.27	254,502	$30.81
$33.02 - $36.69	518,275	8.44	$35.75	174,935	$33.91

	1,859,553	6.49		1,185,323

The Company issues shares to satisfy the exercise of options.

Review of Stock Option Granting Practices and Related Accounting

On October 9, 2006, the Company announced that its Board of Directors had established a Special Committee of independent directors to conduct a review of the Company’s stock option granting practices and related accounting with the assistance of independent legal counsel and forensic auditors. On January 15, 2007, the Special Committee reported to the Board of Directors regarding its findings, and recommended that the Company’s management determine the impact of the Special Committee’s findings on the Company’s accounting for the option grants and make appropriate adjustments and required disclosures. In that regard, management reached a determination that, under applicable accounting principles, the appropriate measurement dates for certain stock option grants, the dates when all necessary corporate action had been taken with respect to such grants, differed from the dates previously recorded by the Company for financial accounting and tax purposes. As a result of the Special Committee’s findings, the Company restated its historical financial statements to, among other things, record charges for stock-based compensation expense related to certain option grants and to account for the tax-related consequences, resulting in a cumulative after tax adjustment to reduce net income over the period 1995 to 2006 by $5.3 million. On June 18, 2007, the Company filed an Amendment No. 1 to its annual report on Form 10-K/A for the year ended June 30, 2006 to reflect the impact of the restatement on its historical financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Remediation Plan Related to Review of Stock Option Granting Practices and Related Accounting

In connection with the review of the Company’s stock option granting practices, the Special Committee recommended a remediation plan to the Board of Directors to address the issues raised by its findings. Those recommendations, which were adopted by the Board of Directors, included a series of improvements with respect to the Company’s stock option grant practice. On November 6, 2007, the Board of Directors acknowledged and accepted certain remedial actions with respect to certain current and former executive officers and directors of the Company resulting from the investigation undertaken by the Special Committee. These remedial actions reflected the voluntary offer of appropriate remediation of financial benefits received by such individuals from the option related issues identified by the Special Committee’s investigation.

These remedial actions included, among other things, the elimination of the excess benefit received by these officers and directors from options having been granted to them with exercise prices below the fair market value of the Company’s common stock on the appropriate measurement date. For outstanding options, this was accomplished by amending each option to increase the exercise price to the fair market value on the appropriate measurement date. As a result of these amendments, the exercise prices of options held by these individuals to purchase an aggregate of 580,754 shares were amended, thereby eliminating an aggregate excess benefit to them of approximately $1.1 million. Since the fair value of the amended awards was less than the fair value of the original awards, there was no incremental compensation expense recorded in connection with this modification, in accordance with SFAS 123(R).

For options that had already been exercised, remediation was accomplished by such individuals compensating the Company for the amount of excess benefit received by them upon exercise. The total amount received by the Company from these individuals was $0.8 million, which was recorded as an increase to additional paid-in-capital during the current fiscal year.

Tax Consequences under Internal Revenue Code Section 409A

Also, in connection with the review of the Company’s stock option granting practices, the Company determined that a number of stock options granted to non-executive employees were granted with exercise prices below the quoted market price of the Company’s common stock on the date of the revised grant. Under Section 409A of the Internal Revenue Code (“Section 409A”), options that were granted with exercise prices below the quoted market price of the underlying stock on the date of grant and that vest after December 31, 2004 are subject to unfavorable tax consequences that did not apply at the time of grant. In order to compensate the Company’s non-executive employees who previously exercised affected options and already incurred taxes and penalties, the Company made payments on behalf of such individuals for these taxes in fiscal 2008 for an aggregate amount of approximately $1.6 million.

In order to remedy the unfavorable personal tax consequences of Section 409A for non-executive holders of outstanding options, the Company conducted a tender offer in the quarter

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

ended December 31, 2007 for the affected options, pursuant to which the Company offered to amend the affected options to increase the option exercise price to the quoted market price on the revised grant date, and to give option holders (excluding certain executive officers) a cash payment for the difference in option exercise price between the amended option and the original price. The Company accounted for the financial impact of the tender offer as a stock option modification, resulting in an increase to share-based compensation of $0.6 million, a $0.4 million decrease in additional-paid-in-capital, and the establishment of a $1.1 million liability to reflect the partial settlement of these options in accordance with SFAS 123(R). The aggregate cash payments associated with the tender offer were subsequently paid out to the holders of these options in January 2008.

On January 24, 2008, the Company received written notice from the SEC advising it that the SEC’s investigation concerning the Company’s historical stock option grant practices had been completed and that no enforcement action was recommended.

Restricted Stock

In fiscal 2007, the 2003 Directors Plan was amended to provide that non-employee directors will receive annual awards of restricted stock, as opposed to stock options. The number of shares of restricted stock to be granted will be established from time to time by the Board of Directors. Currently, the number of shares of restricted stock awarded to each non-employee director will be determined by dividing $80,000 by the fair market value of the common stock on the date of grant. These awards will generally vest in full on the day that is six months after the date of grant. On December 7, 2007, the Company granted 8,800 restricted shares in accordance with the provisions of this plan. As of June 30, 2008, there were 148,800 shares available for grant under this plan.

(10)	Employee Benefit Plans

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code that covers all employees meeting certain eligibility requirements. For the years ended June 30, 2008, 2007 and 2006 the Company provided a matching contribution of $415,000, $407,000 and $372,000, respectively, which was equal to one-half of each participant’s contribution, up to a maximum matching contribution per participant of $800 for 2008, 2007 and 2006. The Company determines its matching contributions annually and can make discretionary contributions in addition to matching contributions. In fiscal 2008, 2007 and 2006, the Company made discretionary profit-sharing contributions of approximately $6.4 million, $4.6 million and $4.2 million, respectively. Employer contributions are vested based upon tenure over a five-year period.

The Company also maintains a non-qualified, unfunded, deferred compensation plan that allows eligible executives to defer a portion of their compensation in addition to receiving discretionary matching contributions from the Company. Employer contributions are vested over a five-year period.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

(11)	Income Taxes

Income tax expense (benefit) consists of:

	Year ended June 30,
	2008	2007	2006
	(In thousands)
Current:
Federal	$27,087	$20,213	$22,495
State	3,663	2,338	2,392
Foreign	4,046	2,531	2,531

Total current	34,796	25,082	27,418

Deferred:
Federal	(348)	423	(4,649)
State	(162)	8	71
Foreign	300	474	(1,248)

Total deferred	(210)	905	(5,826)

Total	$34,586	$25,987	$21,592

A reconciliation of the U.S. Federal income tax expense at a statutory rate of 35% to actual income tax expense, excluding any other taxes related to extraordinary gain, is as follows:

	Year ended June 30.
	2008	2007	2006
	(In thousands)
U.S. Federal income tax at statutory rate	$31,588	$24,036	$21,572
Increase (decrease) in income taxes due to:
State and local income taxes, net of U.S. Federal income tax benefit	2,338	1,525	1,528
Tax credits	(277)	(108)	(848)
Valuation allowance	772	(34)	(1,457)
Effect of foreign operations, net	(267)	(359)	166
Stock compensation	426	291	620
Other	6	636	11

	$34,586	$25,987	$21,592

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2008 and 2007 are presented below:

	2008	2007
	(In thousands)
Deferred tax assets derived from:
Allowance for accounts receivable	$3,360	$5,194
Inventories	5,630	5,682
Nondeductible accrued expenses	3,053	1,754
Net operating loss carryforwards	184	176
Tax credits	1,083	171
Deferred compensation	2,311	1,627
Stock compensation	2,532	2,606

Total deferred tax assets	18,153	17,210
Valuation allowance	(819)	(47)

Total deferred tax assets	$17,334	$17,163

Deferred tax liabilities derived from:
Timing of amortization deduction from intangible assets	$(1,824)	$(1,020)
Timing of depreciation and other deductions for building and equipment	(18)	(277)

Total deferred tax liabilities	$(1,842)	$(1,297)

Net deferred tax assets	$15,492	$15,866

The components of pretax earnings are as follows:

	Year ended June 30,
	2008	2007	2006
	(In thousands)
Domestic	$75,793	$58,901	$53,450
Foreign	14,425	9,772	8,183

	$90,218	$68,673	$61,633

At June 30, 2008, the Company has: (i) gross net operating loss carryforwards of approximately $243,000 for U.S. Federal income tax purposes that begin expiring in 2020; (ii) state income tax credit carryforwards of approximately $406,000 that begin expiring in 2019. At June 30, 2008, a valuation allowance of $47,000 that had previously provided for a portion of the foreign operating loss carryforwards was reversed, as all of these losses were utilized. The valuation allowance decreased by $47,000 and $34,000 during the years ended June 30, 2008

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

and June 30, 2007, respectively. During 2008, a full valuation allowance was established against foreign tax credits of approximately $819,000. In accordance with SFAS 109, it was determined that it is more likely than not that the credits cannot be utilized.

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

Effective July 1, 2007, the beginning of fiscal year 2008, the Company adopted the provisions of FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The adoption of FIN 48 did not have a material impact on the Company’s financial statements. As of the adoption date, the Company had gross unrecognized tax benefits of $1.6 million, $1.3 million of which, if recognized, would affect the effective tax rate. As of June 30, 2008 the Company had gross unrecognized tax benefits of $2.0 million, $1.7 million of which, if recognized, would affect the effective tax rate, an increase of $0.4 million and $0.4 million, respectively. The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)

Balance as of July 1, 2007	$1,599
Additions based on tax positions related to the current year	-
Additions for tax positions of prior years	394
Reduction for tax positions of prior years	(17)
Settlements	-

Balance at June 30, 2008	$1,976

The Company conducts business globally and, as a result, one or more of its subsidiaries files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities in countries in which it operates. With few exceptions, the Company is no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2004. U.S. federal income tax returns for fiscal years 2003, 2004, 2005, and 2006 previously under

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

examination by the taxing authorities were closed during the fiscal year ended June 30, 2008. All expected adjustments arising from the examinations had been accrued and there were no material adjustments.

The Company’s continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. As of June 30, 2008, the Company had approximately $0.6 million accrued for interest and penalties, of which $0.1 million was a current period expense.

The Company’s effective tax rate differs from the federal statutory rate of 35% primarily as a result of state income taxes.

(12)	Commitments and Contingencies

The Company leases office and warehouse space under non-cancelable operating leases that expire through September 2017. Future minimum lease payments under operating leases are as follows:

Payments
Fiscal year ended June 30:	(In thousands)
2009	$4,379
2010	4,507
2011	4,141
2012	3,562
2013	3,063
Thereafter	10,841

$30,493

Lease expense was approximately $3.8 million, $2.2 million, $1.7 million for the years ended June 30, 2008, 2007, and 2006, respectively. On April 27, 2007, the Company entered into an agreement to lease approximately 600,000 square feet for distribution, warehousing and storage purposes in a building located in Southaven, Mississippi. The lease also provides for a right of first refusal on an additional 147,000 square feet of expansion space. The term of the lease is 120 months with 2 consecutive 5-year extension options.

A majority of the Company’s net revenues in 2008, 2007 and 2006 were received from the sale of products purchased from the Company’s ten largest vendors. The Company has entered into written distribution agreements with substantially all of its major vendors. While the Company’s agreements with most of its vendors contain standard provisions for periodic renewals, these agreements generally permit termination by either party without cause upon 30 to 120 days notice.

The Company or its subsidiaries are, from time to time, parties to lawsuits arising out of operations. Although there can be no assurance, based upon information known to the Company, the Company believes that any liability resulting from an adverse determination of such lawsuits would not have a material adverse effect on the Company’s financial condition or results of operations.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

(13)	Segment Information

The Company is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company has two reporting segments, based on geographic location. The measure of segment profit is operating income, and the accounting policies of the segments are the same as those described in Note 2.

North American Distribution

North American Distribution offers products for sale in four primary categories: (i) AIDC and POS equipment sold by the ScanSource POS and Barcoding sales unit, (ii) voice, data and converged communications equipment sold by the Catalyst Telecom sales unit, (iii) video conferencing, telephony, and communications products sold by the ScanSource Communications unit, (iv) electronic security products and wireless infrastructure products through the ScanSource Security Distribution sales unit. These products are sold to more than 14,000 resellers and integrators of technology products that are geographically disbursed over the United States and Canada in a pattern that mirrors population concentration. No single account represented more than 6% of the Company’s consolidated net sales for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

International Distribution

The international distribution segment sells to two geographic areas, Latin America (including Mexico) and Europe, and offers AIDC and POS equipment as well as communications products to more than 6,000 resellers and integrators of technology products. This segment began during fiscal 2002 with the Company’s purchase of a majority interest in Netpoint and the start-up of the Company’s European operations. In April 2008, the Company expanded its communications business internationally with the acquisition of MTV Telecom, a UK-based distributor of voice and data solutions. Of this segment’s customers, no single account represented more than 1% of the Company’s consolidated net sales during the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

Inter-segment sales consist of sales by the North American distribution segment to the international distribution segment. All inter-segment revenues and profits have been eliminated in the accompanying consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Selected financial information for each business segment is presented below:

	Year ended June 30,
	2008		2007		2006
	(In thousands)
Sales:
North American distribution	$1,806,700		$1,697,832		$1,461,048
International distribution	397,951		317,279		223,809
Less intersegment sales	(29,166)		(28,184)		(19,257)

	$2,175,485		$1,986,927		$1,665,600

Depreciation and amortization:
North American distribution	$6,214		$6,243		$5,186
International distribution	913		687		580

	$7,127		$6,930		$5,766

Operating income:
North American distribution	$76,233	(1)	$61,972	(1)	$53,776
International distribution	17,732		13,361		9,534

	$93,965		$75,333		$63,310

Assets:
North American distribution	$671,434		$636,553		$508,591
International distribution	100,772		101,895		108,906

	$772,206		$738,448		$617,497

Capital expenditures:
North American distribution	$5,751		$3,929		$8,441
International distribution	1,231		613		990

	$6,982		$4,542		$9,431

(1)

Included in North American distribution's operating income for the fiscal years ended June 30, 2008 and 2007 are $1.0 million and $9.9 million, respectively, of direct costs associated with the special committee review of the Company's stock option practices. See Note 1A to the Notes to Consolidated Financial Statements included in Part II, Item 8 of the Company's amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2006.

(14)	Related Party Transactions

During fiscal years 2008, 2007, and 2006, the Company had sales of $4.2 million, $5.6 million, and $5.1 million, respectively, to companies affiliated with the former minority shareholder of Netpoint. At June 30, 2008, 2007 and 2006, accounts receivable from these companies totaled $0.1 million, $0.7 million, and $1.1 million, respectively.

Also, during fiscal years 2008 and 2007, the Company had sales of $7.2 million and $6.8 million to a company affiliated with a member of management. At June 30, 2008 and 2007, net accounts receivable from this company totaled $0.5 million and $1.2 million, respectively. The Company also made purchases of $0.2 million and $1.2 million from this company in fiscal years 2008 and 2007, respectively.

MARKET FOR THE REGISTRANT’S COMMON STOCK

AND RELATED SHAREHOLDER MATTERS

The Company’s common stock is quoted on The NASDAQ Global Select Market under the symbol “SCSC.” The Company has never paid or declared a cash dividend since inception and the Board of Directors does not intend to institute a cash dividend policy in the foreseeable future. Under the terms of the Company’s revolving credit facility, the payment of cash dividends is restricted. Effective June 5, 2006, the Board of Directors of the Company approved a two-for-one stock split of the common stock effected in the form of a 100% common stock dividend. The effect of the stock split has been recognized retroactively in all share and per share data. On August 13, 2008, there were approximately 13,627 recorded and known beneficial holders of the Company’s common stock. The following table sets forth, for the periods indicated, the high and low sales prices of the Company’s common stock on the NASDAQ Global Select Market.

	High	Low
Fiscal Year 2008
First quarter	$34.14	$25.44
Second quarter	39.50	28.06
Third quarter	38.21	22.61
Fourth quarter	37.50	23.75

Fiscal Year 2007
First quarter	$32.25	$27.59
Second quarter	32.39	28.18
Third quarter	30.78	25.22
Fourth quarter	33.98	26.41

STOCK PRICE PERFORMANCE GRAPH

The following stock performance graph compares cumulative total shareholder return on the Company’s common stock over a five year period with the Nasdaq Market Index and with the Standard Industrial Classification (“SIC”) Code Index (SIC Code 5045-Wholesale-Computers and Peripheral Equipment and Software) for the same period. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on July 1, 2003.

ASSUMES $100 INVESTED ON JULY 1, 2003

ASSUMES DIVIDEND REINVESTED

FISCAL YEAR ENDING JUNE 30, 2008

	FISCAL YEAR ENDING
COMPANY/INDEX/MARKET	6/30/2003	6/30/2004	6/30/2005	6/30/2006	6/29/2007	6/30/2008
ScanSource, Inc.	100.00	222.13	160.52	219.22	239.18	200.07

SIC Code Index (Wholesale-Computers & Peripheral Equipment)	100.00	144.62	128.63	137.54	157.81	126.36

NASDAQ Market Index	100.00	127.18	127.04	135.21	162.10	142.32

BOARD OF DIRECTORS

James G. Foody Chairman (non-executive)

Michael L. Baur Chief Executive Officer, ScanSource Inc.

Steven R. Fischer Former President, North Fork Business Capital Corporation

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

R. Scott Benbenek President of Worldwide Operations

Richard P. Cleys Vice President and Chief Financial Officer

Andrea D. Meade Executive Vice President of Operations and Corporate Development

John J. Ellsworth General Counsel and Corporate Secretary

John K. Black President - Catalyst Telecom

Elias Botbol President - ScanSource Latin America

Xavier Cartiaux Managing Director - ScanSource Europe

Jill R. Phillips President - ScanSource Communications

Martin Hatcher Executive Chairman, MTV Telecom - ScanSource Communications

Natalie Foers Managing Director, MTV Telecom - ScanSource Communications

Jeffrey E. Yelton President - ScanSource POS & Barcoding, North America

Paul J. Constantine Vice President - Solutions and Services

Linda B. Davis Vice President and Treasurer

Gregory B. Dixon Vice President and Chief Technology Officer

P. Christopher Elrod Vice President - Information Systems

Gerald Lyons Vice President and Corporate Controller

Marsha M. Madore Vice President - Human Resources

Shelby L. McCloud Vice President - Warehouse Operations

Robert S. Mclain, Jr. Vice President - Marketing

Timothy M. Ramsey Vice President - Reseller Financial Services

Clayton D. Sorensen Vice President - Strategic Development

STOCK LISTING The Company’s stock is traded on the NASDAQ Global Select Market under the symbol SCSC.

SECURITIES COUNSEL

Alston & Bird LLP

Charlotte, North Carolina

TRANSFER AGENT

American Stock Transfer and Trust Company

New York, New York

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP

Greenville, South Carolina

SHAREHOLDER INQUIRIES

ScanSource, Inc., welcomes inquiries from its shareholders and other interested investors. For further information or a copy of SEC form 10k, contact our Investor Relations Department at 800.944.2432, ext. 4375, or by e-mail at investor@scansource.com.

ANNUAL MEETING

The annual meeting of shareholders of the Company will be held at 10:00 a.m. on December 4, 2008, at the Marriott Hotel, 1 Parkway East, Greenville, South Carolina.

CORPORATE HEADQUARTERS

Greenville, South Carolina | 864.288.2432

LOCATIONS

Tempe, Arizona Miami, Florida

Norcross, Georgia Lenexa, Kansas

Eagan, Minnesota Buffalo, New York

Southaven, Mississippi Bellingham, Washington

Richmond, BC, Canada Toronto, ON, Canada

Mexico City, Mexico Brussels, Belgium

Liege, Belgium Olivet, France

Bad Homburg, Germany Eindhoven, Netherlands

Crawley, United Kingdom Hull, United Kingdom

Egham, United Kingdom

ScanSourceR

INC.

6 LOGUE COURT | GREENVILLE, SOUTH CAROLINA 29615 | 800.944.2432 | WWW.SCANSOURCEINC.COM